
02063673

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Pepco Holdings, Inc. — CIK: 0001135971
Exact Name of registrant as specified in charter — Registrant CIK Number

Form U5B — SEC File Number: 30-359
Electronic report, schedule or registration statement of which the documents are a part (give period of report) — SEC file number, if available

PROCESSED
NOV 0 6 2002
THOMSON
FINANCIAL

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Washington, District of Columbia on this 31st day of October, 2002.

Registrant: Pepco Holdings, Inc/

By:

Name: Anthony J. Kamerick
Title: Vice President and Treasurer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
A-1	Corporate chart of Pepco Holdings, Inc. and Subsidiaries.
G-1	2001 Annual Report of Potomac Electric Power Company to the Federal Energy Regulatory Commission (FERC Form 1).
G-2	2001 Annual Report of Atlantic City Electric Company to the Federal Energy Regulatory Commission (FERC Form 1).
G-3	2001 Annual Report of Delmarva Power & Light Company to the Federal Energy Regulatory Commission (FERC Form 1).
G-4	2001 Annual Report of Delmarva Power & Light Company to the Federal Energy Regulatory Commission (FERC Form 2).
G-5	2001 Annual Report of Potomac Electric Power Company to the Maryland Public Service Commission. (Required annual report is FERC Form 1 which is filed herewith as Exhibit G-1)
G-6	2001 Annual Report of Potomac Electric Power Company to the District of Columbia Public Service Commission. (Required annual report is FERC Form 1 which is filed herewith as Exhibit G-1)
G-7	2001 Annual Report of Atlantic City Electric Company to the New Jersey Board of Public Utilities. (Required annual report is FERC Form 1 which is filed herewith as Exhibit G-2)
G-8	2001 Annual Report of Delmarva Power & Light Company to the Delaware Public Service Commission. (Required annual reports are FERC Form 1 and FERC Form 2. FERC Form 1 is filed herewith as Exhibit G-3. FERC Form 2 is filed herewith as Exhibit G-4)
G-9	2001 Annual Report of Delmarva Power & Light Company to the Virginia State Corporation Commission. (Required annual report is FERC Form 1 which is filed herewith as Exhibit G-3)
G-10	2001 Annual Report of Delmarva Power & Light Company to the Maryland Public Service Commission. (Required annual report is FERC Form 1 which is filed herewith as Exhibit G-3)

Pepco Holdings, Inc. & Subsidiaries Corporate Organization Chart

Exhibit A-1



Pepco Holdings, Inc.
Potomac Capital Investment Corporation
Pepco Communications, Inc.
Potomac Electric Power Company
Pepco Energy Services, Inc.
PHI Service Company 9000
Conectiv 9999
Edison Place LLC
PCI Energy Corp.
Pepco Technologies LLC
AMP Funding, L.L.C. 97%
Potomac Nevada Investment Inc.
PCI Netherlands Corporation
PCI Queensland Corporation
Linpro Harmans Land Ltd Partnership 50%
Carbon Composite LLC 50%
American-LB Energy Partnership 50%
Electro Ecology, Inc. 50%
Potomac Capital Markets Corporation
Potomac Aircraft Leasing Corporation
Aircraft Leasing Associates <5%
Potomac Harmans Corporation
Harmans Building Associates PCI 50% PHC 50%
Kramer Junction Company 26.5%
KJC Operating Company
Luz Solar Partners (P/S III-VII) KJC .333% GP PCI - see *
*PCI's % FEIN#
P/S III 22% 95-4040428
P/S IV 10% 95-4040461
P/S V 19% 95-4042417
P/S VI 31% 95-4048049
P/S VII 25% 95-4042419
Friendly Skies, Inc.
PCI Air Management Corporation
RAMP Investments LLC AMP 97% PAMCORP 1% GP
PCI Air Management Partners LLC RAMP 99% PAMCORP 1% GP
PCI Ever, Inc.
BT Ever 20% pref.
American Energy Corporation
PCI-BT Investing LLC PCI 31.33% AEC 31.33% PNC 31.33 PAMCORP 1% GP
Potomac Nevada Corporation
Potomac Capital Joint Leasing Corporation
PCI Nevada Investments PCJLC 95% PNC 5%
PCI Holdings, Inc.
Aircraft International Management Company 99%
PCI Engine Trading Ltd.
Potomac Nevada Leasing Corporation
Potomac Leasing Associates, LP PNLC 2% GP PDLC 98%
PCI-BT Ventures 90.91% GP
PCI-BT and BCR-BT Ventures 55%
Potomac Delaware Leasing Corporation PNC 77% PCI 23%
Potomac Equipment Leasing Corporation
Pepco Enterprises, Inc.
Pepco Energy Company
W.A. Chester LLC
W.A. ChesterCorp.
Energy & Telecommunications Services LLC
Severn Cable LLC
Severn Construction LLC
Nextgate, Inc.
Pepco Communications LLC
Starpower Communications LLC 50%
Potomac Electric Power Company Trust I
Edison Capital Reserves Corporation
Gridco International 50%
Microcell Corporation 5%
POM Holdings, Inc.
PepMarket.com LLC
PES Home Warranty Services of VA
Potomac Power Resources, Inc.
Trigen-Pepco Energy Services, LLC 50%
Viron/Pepco Services Partnership 50%
PES Landfill Gas Corporation
Fauquier Landfill Gas, LLC 75%
Pepco Building Services, Inc.
MET Electrical Testing Company, Inc.
Substation Test Company, Inc.
Seaboard Mechanical Services, Inc.
Engineered Services, Inc.
Unitemp, Inc.
G&L Mechanical Services, Inc.
Atlantic City Electric Company 1500
Atlantic Capital I 1700
Atlantic Capital II 1701
Atlantic City Electric Company Transition Funding LLC
Keystone Fuels, LLC 2.47%
Conectiv Properties and Investments, Inc. 2000
DCI II, Inc. 2200
UAH-Hydro Kennebec, L.P. 27.5% L.P.
LUZ Solar Partners Ltd., L.P. 4.779% L.P.
DCTC-Burney, Inc. 2500
Forest Products, L.P. DCTC-B 1% G.P.
Burney Forest Products, A J. V. DCTC-B 55.56% G.P. FPLP 44.54% G.P.
Delmarva Power & Light Company 1000
Delmarva Power Financing I 1200
Conectiv Solutions LLC 5300
ATE Investment, Inc. 3540 CSLLC 85% AGI 15%
King Street Assurance Ltd. 3550
Enertech Capital Partners, L.P. 94% L.P.
Enertech Capital Partners II, L.P. 11% L.P.
Pac-West Telecomm, Inc. <1%
Capstone Turbine Corporation <1%
Black Light Power, Inc. <1%
Millennium Account Services, LLC 50%
Conectiv Services, Inc. 5001
Conectiv Plumbing, L.L.C. 5200
Conectiv Thermal Systems, Inc. 5700
Atlantic Jersey Thermal Systems, Inc. 5710
Thermal Energy L.P. I 5730 CTS 99% L.P. AJTS 1% G.P.
ATS Operating Services, Inc. 5720
Conectiv Communications, Inc. 6000 CIV 60% Solutions 40%
Atlantic Generation, Inc. 3530
Binghamton Limited, Inc. 3533
Binghamton General, Inc. 3534
Pedrick Gen., Inc. 3535
Energy Investors Fund III, L.P. 4.9%
Cogeneration Partners of America 50%
Vineland Ltd., Inc. 3531
Vineland General, Inc. 3532
Vineland Cogen. Limited Partnership VLI 45% L.P. VGI 5% G.P.
Conectiv Energy Holding Company 3099
Conectiv Pennsylvania Generation, Inc.
Conectiv Mid-Merit, Inc. 3020
Energy Systems North East, LLC 50%
Conectiv Energy Supply, Inc. 3000
Conectiv Operating Services Company 2300
Conectiv Delmarva Generation, Inc. 3010
ACE REIT, Inc. 3015
Conectiv Atlantic Generation, L.L.C. 3016
Conectiv Bethlehem, LLC 3030
Atlantic Southern Properties, Inc. 3520
SciQuest.com, Inc. <.5%
Tech Leaders II, L.P. 2.6% L.P.
Adaptor Corp. <1%
Internet Capital Group, Inc. <.1%
Wholly-owned Corp/LLC/ Partnership
Partially-owned LLC/Partnership/ J.V.
Trust/Other
Ownership is 100% unless otherwise indicated.
The 4 digit number indicates the SAP Company Code.
DCD -10/25/02

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)		
Item 1: [X] An Initial (Original) Submission	OR [ ] Resubmission No. ____	
Item 2: [ ] An Original Signed Form	OR [x] Conformed Copy	

Form Approved
OMB No. 1902-0021
(Expires 3/31/2005)

Exhibit G-1


DEPARTMENT OF ENERGY
FEDERAL ENERGY REGULATORY COMMISSION

FERC Form No. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

This report is mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law. The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

Exact Legal Name of Respondent (Company)	Year of Report
Potomac Electric Power Company	Dec. 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 K Street, N.W. 800W
Washington DC 20005-3333
Telephone (202) 414 1000

Report of Independent Accountants

To the Board of Directors of
Potomac Electric Power Company:

We have audited the balance sheets of the Potomac Electric Power Company as of December 31, 2001 and 2000, and the related statements of income and comprehensive income, of retained earnings, and of cash flows for the years then ended, included on pages 110 through 123 of the accompanying Federal Energy Regulatory Commission Form 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note A, these financial statements were prepared in conformity with the accounting requirements of the Federal Energy Regulatory Commission as set forth in the applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Potomac Electric Power Company as of December 31, 2001 and 2000, and the results of operations and changes in retained earnings and cash flows for the years then ended, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

This report is intended solely for the information and use of the Board of Directors and management of the Potomac Electric Power Company and for filing with the Federal Energy Regulatory Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
April 23, 2002

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ____________ for the year ended on which we have reported separately under date of ____________. We have also reviewed schedules ____ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION		
01 Exact Legal Name of Respondent Potomac Electric Power Company		02 Year of Report Dec. 31, 2001
03 Previous Name and Date of Change *(if name changed during year)* / /		
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 701 Ninth Street N.W. Washington D.C. 20068		
05 Name of Contact Person Anthony J. Kamerick		06 Title of Contact Person V.P., Fin., Comp. and Treas.
07 Address of Contact Person *(Street, City, State, Zip Code)* 701 Ninth Street N.W. Washington D.C. 20068		
08 Telephone of Contact Person, *Including Area Code* (202) 872-2056	09 This Report Is (1) [X] An Original (2) [ ] A Resubmission	10 Date of Report *(Mo, Da, Yr)* / /

ATTESTATION		
The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.		
01 Name Anthony J. Kamerick	03 Signature	04 Date Signed *(Mo, Da, Yr)* 04/29/2002
02 Title V.P., Finance, Comp. and Treasurer	/s/ Anthony J. Kamerick	

Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Stockholders' Reports Check appropriate box:

[X] Four copies will be submitted

[ ] No annual report to stockholders is prepared

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

Anthony J. Kamerick
Vice President, Finance, Comptroller and Treasurer
701 Ninth Street, N.W.
Washington, D.C. 20068

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

See footnote for requested information.

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

The respondent was engaged in the transmission, distribution and sale of electric energy to approximately 701,000 customers in the Washington metropolitan area, including the District of Columbia and major portions of Montgomery and Prince George's Counties in Maryland.

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Schedule Page: 101 Line No.: 1 Column: Item 2

The respondent was incorporated on April 28, 1896, under the laws of the District of Columbia, and on December 31, 1949, also became a domestic corporation of the Commonwealth of Virginia. On February 20, 1957, the respondent was re-incorporated under the D.C. Business Corporation Act.

BLANK PAGE
(Next Page 103)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	POM Holdings, Inc.	(a)	100%	
2				
3	Potomac Capital Investment Corporation	(b)	NONE	
4	Pepco Enterprises, Inc.	(c) (f)	NONE	
5	Pepco Technologies, L.L.C.	(d)	NONE	
6	Pepco Energy Company	(e)	NONE	
7	Energy & Telecommunication Services, LLC	(g)	NONE	
8	Severn Cable, L.L.C.	(h)	NONE	
9	Severn Construction, L.L.C	(h)	NONE	
10	W.A. Chester L.L.C.	(g)	NONE	
11	W.A. Chester Corporation	(i)	NONE	
12	Potomac Nevada Corporation	(f)	NONE	
13	Potomac Capital Joint Leasing Corporation	(j)	NONE	
14	PCI Nevada Investments	(k)	NONE	
15	PCI Holdings, Inc.	(l)	NONE	
16	Aircraft International Management			
17	Company	(m)	NONE	
18	PCI Engine Trading, Ltd.	(j)	NONE	
19	Potomac Nevada Leasing Corporation	(j)	NONE	
20	Potomac Leasing Associates, L.P.	(n)	NONE	
21	PCI Energy Corporation	(f)	NONE	
22	American Energy Corporation	(f)	NONE	
23	Potomac Capital Markets Corporation	(f)	NONE	
24	Potomac/Foxhall, L.L.C.	(o)	NONE	
25	PCI Netherlands Corporation	(f)	NONE	
26	Potomac Aircraft Leasing Corporation	(f)	NONE	
27		(continued on Page 103.1)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	POM Holdings, Inc. *(cont.)*	(a)	100%	
2				
3	Linpro Harmans Land Ltd. Partnership	(p)	NONE	
4	American-LB-Energy Partnership	(p)	NONE	
5	PCI Queensland Corporation	(f)	NONE	
6	Edison Place, L.L.C.	(f)	NONE	
7	Potomac Harmans Corporation	(f)	NONE	
8	Harmans Building Associates	(f)	NONE	
9	Friendly Skies, Inc.	(f)	NONE	
10	PCI Air Management Corporation	(q)	NONE	
11	PCI/BT Ventures	(f)	NONE	
12	PCI-BT and BCR-BT Ventures	(r)	NONE	
13	Potomac Land Corporation	(f)	NONE	
14	Potomac Nevada Investment, Inc.	(f)	NONE	
15	AMP Funding, L.L.C.	(f)	NONE	
16	RAMP Investments, L.L.C.	(s)	NONE	
17	PCI Air Management Partners, L.L.C.	(t)	NONE	
18	PCI Ever, Inc.	(u)	NONE	
19	PCI/Foxhall Investment L.P.	(o)	NONE	
20	30/60 M Street Limited Partnership	(o)	NONE	
21	Potomac Delaware Leasing Corporation	(v)	NONE	
22	Potomac Equipment Leasing Corporation	(w)	NONE	
23	Redland Tech Center, L.L.C.	(o)	NONE	
24	Electro Ecology, Inc.	(x)	NONE	
25	Pepco Communications, Inc.	(f)	NONE	
26	Pepco Communications, L.L.C.	(y)	NONE	
27		(continued on Page 103.2)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	POM Holdings, Inc. (cont.)	(a)	100%	
2				
3	Starpower Communications L.L.C.	(z)	NONE	
4	Nextgate, Inc.	(y)	NONE	
5	PCI-BT Investing, L.L.C.	(aa)	NONE	
6	Carbon Composite, L.L.C.	(f)	NONE	
7				
8	Pepco Energy Services, Inc.	(bb)	NONE	
9	Pepco Home Connections, L.L.C.	(cc)	NONE	
10	Pepco Security Services, L.L.C.	(cc)	NONE	
11	Pepco Small Business Connections, L.L.C.	(cc)	NONE	
12	Viron/Pepco Services Partnership	(dd)	NONE	
13	PES Home Warranty Services of Virginia	(ee)	NONE	
14	Potomac Power Resources, Inc.	(ee)	NONE	
15	Pepco Building Services, Inc.	(ee)	NONE	
16	Met Electrical Testing Company, Inc.	(ff)	NONE	
17	Substation Test Company, Inc.	(ff)	NONE	
18	G&L Mechanical Services, Inc.	(ff)	NONE	
19	Engineered Services, Inc.	(ff)	NONE	
20	Trigen - Pepco Energy Services, LLC	(gg)	NONE	
21	Unitemp, Inc.	(ff)	NONE	
22	Seaboard Mechanical Services, Inc.	(ff)	NONE	
23	PepMarket.com, LLC	(hh)	NONE	
24				
25				
26				
27		(continued on Page 103.3)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	Potomac Electric Power Company Trust I	Issuer of Trust Securities	100%	
2				
3	(a) POM Holdings, Inc. was formed in 1999 as			
4	the parent company of Potomac Capital			
5	Investment Corporation and Pepco Energy			
6	Services, Inc. Changed name in			
7	January 2002 from Pepco Holdings, Inc.			
8	(b) Wholly owned by Pepco Holdings, Inc.			
9	(c) Engaged in the development of its			
10	underground cable services			
11	(d) Dissolved in December 2001			
12	(e) Wholly owned by Pepco Enterprises, Inc. to			
13	facilitate energy related and other			
14	business opportunities.			
15	(f) Wholly or partially owned by Potomac			
16	Capital Investment Corporation to			
17	facilitate nonutility investment and other			
18	activities.			
19	(g) Owned 100% by Pepco Energy Company			
20	(h) Owned 100% by Energy & Telecommunication			
21	Services, L.L.C.			
22	(i) Owned 100% by W.A. Chester, L.L.C.			
23	(j) Wholly owned by Potomac Nevada			
24	Corporation.			
25				
26				
27		(continued on Page 103.4)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	(k) Owned 95% by Potomac Capital Joint			
2	Leasing Corporation and 5% by Potomac			
3	Nevada Corporation.			
4	(l) Wholly owned by PCI Nevada Investments.			
5	(m) Owned 99% by PCI Holdings, Inc.			
6	(n) Potomac Nevada Leasing Corporation is a 2%			
7	General Partner and Potomac Delaware			
8	Leasing Corporation is a 98% Limited			
9	Partner.			
10	(o) Sold in October 2001.			
11	(p) Potomac Capital Investment Corporation is			
12	a 50% General Partner.			
13	(q) Wholly owned by Friendly Skies, Inc.			
14	(r) Majority-owned by PCI-BT Ventures, a 55%			
15	General Partner.			
16	(s) Majority-owned by AMP Funding, L.L.C.			
17	(t) Majority-owned by RAMP Investments, L.L.C.			
18	(u) Wholly owned by PCI Air Management			
19	Partners, L.L.C.			
20	(v) Owned 77% by Potomac Nevada Corporation			
21	and 23% by Potomac Capital Investment			
22	Corporation.			
23	(w) Owned by Potomac Delaware Leasing Corp.			
24	(x) Potomac Capital Investment Corporation			
25	owns 50%, Windsor Machinery Company			
26	owns 50%.			
27		(continued of Page 103.5)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	(y) Wholly owned by Pepco Communications, Inc			
2	(z) Owned 50% by Pepco Communications, L.L.C.			
3	and 50% by RCN Telecom Services, Inc.			
4	(aa) Owned 31.3% by Potomac Capital			
5	Investment Corporation, 31.3% by American			
6	Energy Corporation, 31.3% by Potomac			
7	Nevada Corporation and 1% by PCI Air			
8	Management Partners, L.L.C.			
9	(bb) Changed name to PES Management Company			
10	in June 2000.			
11	(cc) Companies have been registered by			
12	Pepco Energy Services, Inc. but are			
13	currently inactive.			
14	(dd) Owned 50% by Pepco Services, Inc. and			
15	50% by CMS Corp.			
16	(ee) Wholly owned by Pepco Energy Services,			
17	Inc. to facilitate the development of			
18	energy related business opportunities.			
19	(ff) Owned 100% by Pepco Building Services,			
20	Inc.			
21	(gg) L.L.C owned 50% by Pepco Energy Services			
22	and 50% by Trigen Washington Energy, Inc.			
23	(hh) Transferred into Pepco during 2001			
24				
25				
26				
27				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	Data included in copies filed with FERC		
2			
3			
4			
5			
6			
7			
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	Edmund B. Cronin, Jr.	Washington Real Estate Investment Trust
2		6110 Executive Boulevard, Suite 800
3		Rockville, MD 20852
4		
5	John M. Derrick, Jr. ***	701 Ninth Street N. W.
6	Chairman of the Board and Chief Executive Officer	Washington, D.C. 20068
7		
8	Terence C. Golden	Bailey Capital Corporation
9		1627 Eye Street, N.W., Suite 500
10		Washington, D.C. 20006
11		
12	Judith A. McHale	Discovery Communications, Inc.
13		7700 Wisconsin Avenue
14		Bethesda, MD 20814-3578
15		
16	Floretta D. McKenzie **	The McKenzie Group, Inc.
17		1101 - 17th Street, N.W.
18		Suite 1200
19		Washington, D.C. 20036
20		
21	Edward F. Mitchell **	701 Ninth Street N.W.
22		Washington, D.C. 20068
23		
24	Lawrence C. Nussdorf	Clark Enterprises, Inc.
25		7500 Old Georgetown Road
26		Bethesda, MD 20814
27		
28	Peter F. O'Malley	O'Malley, Miles, Nylen & Gilmore, P.A.
29		11785 Beltsville Drive, 10th Floor
30		Calverton, MD 20705
31		
32	Pauline A. Schneider	Hunton & Williams
33		1900 K Street, N.W.
34		Washington, D.C. 20006
35		
36	Dennis R. Wraase ***	701 Ninth Street, N.W.
37	President and Chief Operating Officer	Washington, D.C. 20068
38		
39	A. Thomas Young***	12921 Esworthy Road
40		Potomac, MD 20878
41		
42		
43		
44		
45		
46		
47		
48		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
December 10, 2001 for the declaraton of dividends	Total: 97,912,717 By Proxy: 97,912,717	The Inn and Conference Center University of Maryland 3501 University Boulevard East Adelphi, MD ~~July 18, 2001~~

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): 12/10/2001 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	107,221,176	107,221,176		
5	TOTAL number of security holders	56,188	56,188		
6	TOTAL votes of security holders listed below				
7	Cede & Co., Box 20, Bowling Green				
8	Station, New York, NY 10274	76,131,148	76,131,148		
9	Potomac Electric Power Company,				
10	Adm. Shareholder Dividend Reinvestment				
11	701 Ninth Street N.W.				
12	Washington, D.C. 20068	13,186,145	13,186,145		
13	Fidelity Management Trust Co.				
14	82 Devonshire Street, Boston, MA 02109	4,482,220	4,482,220		
15	Hart Securities LTD				
16	1050 Connecticut Ave., N.W. #900				
17	Washington, D.C. 20036	110,000	110,000		
18					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SECURITY HOLDERS AND VOTING POWERS (Continued)

Line No.	Name (Title) and Address of Security Holder (a)	Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
19	Albert J. Battista &				
20	Virginia C. Battista, Ten Com				
21	4334 Reno Rd., N.W.				
22	Washington, D.C. 20008	54,102	54,102		
23	Edward F. Mitchell				
24	1900 Pennsylvania Ave., N.W.				
25	Washington, D.C. 20068	42,314	42,314		
26	John M. Derrick, Jr.				
27	1900 Pennsylvania Ave., N.W.				
28	Washington, D.C. 20068	44,903	44,903		
29	Pauline M. Cypert				
30	4501 Arlington Blvd., Apt. 412				
31	Arlington, VA 22203	34,878	34,878		
32	Walter Lokot & Frank D Lokot, Jt Ten				
33	3660 Emily Lane				
34	Sarasota, FL 34238	34,000	34,000		
35	Laura Jane Groff & Richard D. Groff,				
36	Trust				
37	12408 Tampico Way				
38	Silver Spring, MD 20904	32,477	32,477		
39					
40					
41	Options Granted				
42					
43					
44					
45					
46					
47					
48					
49					
50					
51					
52					
53					

Name of Respondent	This Report is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 106 Line No.: 13 Column: a

Fidelity Management Trust Co. is the Trustee for the Company's Retirement Savings Plan.

Schedule Page: 106 Line No.: 23 Column: a

Mr. Edward F. Mitchell is a director of the Company.

Schedule Page: 106 Line No.: 26 Column: a

Mr. John M. Derrick, Jr. is Chairman of the Board and Chief Executive Officer of the Company.

Schedule Page: 106 Line No.: 35 Column: a

The Laura Jane Groff Revocable Trust was established December 22, 1999.

Schedule Page: 106 Line No.: 41 Column: a

	Options Outstanding		
Name of Beneficial Holder	Grant Date May 1, 1998 (1)	Grant Date January 1, 2001 (2)	Grant Date May 1, 2000 (3)
John M. Derrick, Jr.	108,385	29,975	-
Dennis R. Wraase	21,843	12,000	-
William T. Torgerson	21,843	7,500	-
Andrew W. Williams	13,934	2,575	-
William J. Sim	13,934	2,575	-
All other Directors and Executive Officers as a Group	20,934	11,500	2,500

(1) These options expire on April 30, 2008. The exercise price is $24.3125
(2) These options expire on December 31, 2010. The exercise price is $22.4375
(3) These options expire on April 30, 2010. The exercise price is $23.15625

Name of Respondent	This Report Is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK

SEE PAGE 109 FOR REQUIRED INFORMATION.

IMPORTANT CHANGES DURING THE YEAR (Continued)

1. None

2. On February 12, 2001, the Company and Conectiv announced that each company's board of directors approved an agreement for a strategic transaction whereby the Company will acquire Conectiv for a combination of cash and stock valued at approximately $2.2 billion. After the closing of the acquisition of Conectiv, Pepco and Conectiv will become subsidiaries of a new holding company, to be called Pepco Holdings, Inc. (formerly New RC, Inc.). The Utility Operations of the merged company will have more than twice the Company's current customer base, serving more than 1.8 million electric and gas customers in Maryland, the District of Columbia, Virginia, Delaware and New Jersey. The acquisition will also create an expanded market serving a 10,000 square-mile service territory in a growing region with 4 million in population and will deliver more than 46,000 gigawatt-hours of electricity annually. The new company will be the largest owner of transmission in the Pennsylvania/New Jersey/Maryland power pool (PJM). The combination, which will be accounted for as a purchase, has received approval from both companies' shareholders, from the Pennsylvania and Virginia Public Service Commissions, Formal Case No. A - 110004 F5000 and PUA010021, respectively and from the Federal Energy Regulatory Commission. Additionally, the Delaware Public Service Commission voted on March 19, 2002 to approve the merger and antitrust clearance has been received under the Hart-Scott-Rodino Antitrust Improvements Act. Pending the receipt of various other regulatory approvals, the transaction is expected to close during the second quarter of 2002. At December 31, 2001, the Company has deferred approximately $11.6 million in merger acquisition costs.

3. In January 2001, as the final step in its plan to divest its generation business, the Company closed on the sale of its 9.72 percent interest in the Conemaugh Generating Station (Conemaugh) for approximately $156 million in cash proceeds. The interest was sold to PPL Global, Inc. and Allegheny Energy Supply Company, LLC. Conemaugh is located near Johnstown, Pennsylvania, and consists of two base load units totaling approximately 1,700 megawatts of capacity. Conemaugh's sale followed the December 2000 sale of 5,154 megawatts in four generating stations located in Maryland and Virginia, and six purchased capacity contracts totaling 735 megawatts to Mirant Corporation (Mirant), formerly Southern Energy, Inc. The Conemaugh sale resulted in a pre-tax gain of $29.3 million and includes certain adjustments to the December 2000 Mirant divestiture transaction.

   The divestiture settlement agreements with respect to the above transactions were accepted by the District of Columbia Public Service Commission in D.C. Formal Case No. 945, Order No. 11576 dated December 30, 1999 and by the Maryland Public Service Commission in Case No. 8796, Order No. 75850 dated December 22, 1999. Journal entries required pursuant to the Uniform System of Accounts were submitted on June 8, 2001 and were accepted by FERC on August 31, 2001.

4. None

5. None

6. At year-end 2001, the Company had outstanding $118,573,000 in short-term indebtedness of commercial promissory notes. Reference pages 256-257 Footnote Row 14, Column (a) for Commission authorization with respect to issuance of First Mortgage Bonds.

7. None

8. On August 14, 2001, the Company and Local 1900 of the International Brotherhood of Electrical Workers (IBEW) agreed to establish a successor Collective Bargaining Agreement (2001 Agreement) to the 1999 Collective Bargaining Agreement. The term of the 2001 Agreement will be to and including May 31, 2004. The 2001 Agreement provides for a general wage increase of 4% effective for the payroll period beginning June 2, 2002 and a general wage increase of 3.75% in 2003, effective for the payroll period beginning June 1, 2003. At December 31, 2001, 1,420 of the Company's 2,446 employees were represented by the IBEW.

9. Water Quality

The Company's Benning Service Center facility operates under a National Pollutant Discharge Elimination System (NPDES) permit. The EPA issued an NPDES permit for this facility in November 2000. The Company filed a petition with the EPA Environmental Appeals Board seeking review and reconsideration of certain provisions of the EPA's permit determination. In May 2001, the Company and EPA reached a settlement on the Company's petition, pursuant to which EPA withdrew certain contested provisions of the permit and agreed to issue a revised draft permit for public comment as of April 29, 2002. To date, the EPA has not issued a revised permit and the Company is operating pursuant to the November 2000 permit absent the withdrawn conditions in accordance with the settlement agreement.

Toxic Substances

In October 1997, the Company received notice from the EPA that it, along with 68 other parties, may be a Potentially Responsible Party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA or Superfund) at the Butler Mine Tunnel Superfund site in Pittstown Township, Luzerne County, Pennsylvania. The site is a mine drainage tunnel with an outfall on the Susquehanna River where oil waste was disposed of via a borehole in the tunnel. The letter notifying the Company of its potential liability also contained a request for a reimbursement of approximately $.8 million for response costs incurred by EPA at the site. The letter requested that the Company submit a good faith proposal to conduct or finance the remedial action contained in a July 1996 Record of Decision (ROD). The EPA estimated the cost of the remedial action at that time to be $3.7 million. In November 1998, the Company reached a settlement with a group of large PRPs wherein the Company paid a small share of the estimated remedial action cost and received in return indemnification for past, present and future liability associated with the conditions that gave rise to EPA's ROD. In June 2000, the Company entered into a Consent Decree with the EPA with respect to its liability at this site. The Company believes that the terms of the Consent Decree, given the protection afforded by the indemnity agreement, will not have a material adverse effect on its financial position or results of operations.

In December 1995, the Company received notice from the EPA that it is a PRP with respect to the release or threatened release of radioactive and mixed radioactive and hazardous wastes at a site in Denver, Colorado, operated by RAMP Industries, Inc. Evidence indicates that the Company's connection to the site arises from an agreement with a vendor to package, transport and dispose of two laboratory instruments containing small amounts of radioactive material at a Nevada facility. The Company entered into a Consent Decree with the EPA to resolve its liability in connection with this site. The Consent Decree was approved on March 30, 2001. The Company believes that its liability at this site, pursuant to the terms of the Consent Decree, will not have a material adverse effect on its financial position or results of operations.

In October 1995, the Company received notice from the EPA that it, along with several hundred other companies, may be a PRP in connection with the Spectron Superfund Site located in Elkton, Maryland. The site was operated as a hazardous waste disposal, recycling, and processing facility from 1961 to 1988. A group of PRPs allege, based on records they have collected, that the Company's share of liability at this site is .0042%. In August 2001, the Company entered into a Consent Decree for de minimis parties with EPA to resolve its liability at this site. Court approval of the Consent Decree is pending. The Company believes that its liability at this site, pursuant to the terms of the Consent Decree, will not have a material adverse effect on its financial position or results of operations.

In December 1987, the Company was notified by the EPA that it, along with several other utilities and nonutilities, is a PRP in connection with the polychlorinated biphenyl compounds (PCBs) contamination of a Philadelphia, Pennsylvania, site owned by a nonaffiliated company. In the early 1970s, the Company sold scrap transformers, some of which may have contained some level of PCBs, to a metal reclaimer operating at the site. In October 1994, a Remedial Investigation/Feasibility Study (RI/FS) including a number of possible remedies was submitted to the EPA. In December 1997, the EPA signed a ROD that set forth a selected remedial action plan with estimated implementation costs of approximately $17 million. In June 1998, the EPA issued a unilateral Administrative Order to the Company and 12 other PRPs to conduct the design and actions called for in the ROD. To date, the Company has accrued $1.7 million for its share of these costs. The Company believes that its liability at this site will not have a material adverse effect on its financial position or results of operations.

10. Pauline Schneider, a director, is a partner in the law firm of Hunton & Williams. Hunton & Williams rendered legal services to the Company and its subsidiaries in 2001 and is expected to render services to the Company and its subsidiaries in 2002.

BLANK PAGE
(Next Page 110)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	4,203,561,873	4,224,609,092
3	Construction Work in Progress (107)	200-201	57,668,165	115,199,106
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		4,261,230,038	4,339,808,198
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	1,562,347,090	1,607,835,915
6	Net Utility Plant (Enter Total of line 4 less 5)		2,698,882,948	2,731,972,283
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	0	0
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		0	0
10	Net Utility Plant (Enter Total of lines 6 and 9)		2,698,882,948	2,731,972,283
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)	221	23,485,390	22,087,342
15	(Less) Accum. Prov. for Depr. and Amort. (122)		564,194	680,794
16	Investments in Associated Companies (123)		0	0
17	Investment in Subsidiary Companies (123.1)	224-225	2,317,518,337	1,053,470,883
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		3,438	1,003,437
21	Special Funds (125-128)		984,968	1,011,262
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		2,341,427,939	1,076,892,130
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)		17,536,648	4,505,112
25	Special Deposits (132-134)		410,000,045	51
26	Working Fund (135)		1,544,249	1,165,459
27	Temporary Cash Investments (136)		2,261,932	9,967,165
28	Notes Receivable (141)		0	0
29	Customer Accounts Receivable (142)		124,028,071	90,859,704
30	Other Accounts Receivable (143)		196,170,439	78,738,377
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		3,460,545	3,326,594
32	Notes Receivable from Associated Companies (145)		0	0
33	Accounts Receivable from Assoc. Companies (146)		3,117,735	23,616,465
34	Fuel Stock (151)	227	1,531,636	0
35	Fuel Stock Expenses Undistributed (152)	227	0	0
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	34,562,961	37,782,939
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	223,193	0
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	33,028	31,210
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		127,100,581	176,639,823
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		3,912,440	35,993
49	Rents Receivable (172)		1,266,524	482,865
50	Accrued Utility Revenues (173)		85,607,992	81,315,191
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		1,005,436,929	501,813,760

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expenses (181)		10,824,862	9,429,488
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	0
57	Other Regulatory Assets (182.3)	232	138,095,839	145,525,345
58	Prelim. Survey and Investigation Charges (Electric) (183)		387,372	864,378
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		0	0
61	Temporary Facilities (185)		0	0
62	Miscellaneous Deferred Debits (186)	233	111,317,769	107,033,477
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	0	0
65	Unamortized Loss on Reaquired Debt (189)		26,705,510	25,672,536
66	Accumulated Deferred Income Taxes (190)	234	252,064,038	160,904,155
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		539,395,390	449,429,379
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		6,585,143,206	4,760,107,552

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	118,544,736	118,544,883
3	Preferred Stock Issued (204)	250-251	90,327,150	84,765,600
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	645,319,836	645,302,330
7	Other Paid-In Capital (208-211)	253	381,979,856	383,043,907
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	12,928,440	12,942,703
11	Retained Earnings (215, 215.1, 216)	118-119	847,350,648	881,264,245
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	82,309,561	86,126,970
13	(Less) Reaquired Capital Stock (217)	250-251	200,037,445	278,137,111
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		1,952,865,902	1,907,968,121
15	**LONG-TERM DEBT**			
16	Bonds (221)	256-257	1,706,800,000	1,073,000,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	128,865,980	128,865,980
19	Other Long-Term Debt (224)	256-257	283,090,000	175,000,000
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		16,110,331	10,258,848
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		2,102,645,649	1,366,607,132
23	**OTHER NONCURRENT LIABILITIES**			
24	Obligations Under Capital Leases - Noncurrent (227)		123,320,407	120,325,737
25	Accumulated Provision for Property Insurance (228.1)		0	0
26	Accumulated Provision for Injuries and Damages (228.2)		0	0
27	Accumulated Provision for Pensions and Benefits (228.3)		26,412,041	33,894,939
28	Accumulated Miscellaneous Operating Provisions (228.4)		0	0
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		149,732,448	154,220,676
31	**CURRENT AND ACCRUED LIABILITIES**			
32	Notes Payable (231)		210,925,000	118,573,000
33	Accounts Payable (232)		196,144,780	115,387,206
34	Notes Payable to Associated Companies (233)		0	0
35	Accounts Payable to Associated Companies (234)		33,047,332	65,476,152
36	Customer Deposits (235)		30,018,952	30,011,410
37	Taxes Accrued (236)	262-263	753,540,006	46,258,011
38	Interest Accrued (237)		35,249,978	26,549,377
39	Dividends Declared (238)		0	0
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		10,903,133	9,244,499
43	Miscellaneous Current and Accrued Liabilities (242)		19,476,749	16,462,191
44	Obligations Under Capital Leases-Current (243)		15,233,193	15,233,192
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		1,304,539,123	443,195,038

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		0	70,000
48	Accumulated Deferred Investment Tax Credits (255)	266-267	28,311,167	24,698,168
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	52,785,155	46,818,275
51	Other Regulatory Liabilities (254)	278	350,863,824	156,879,713
52	Unamortized Gain on Reaquired Debt (257)		0	0
53	Accumulated Deferred Income Taxes (281-283)	272-277	643,399,938	659,650,429
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		1,075,360,084	888,116,585
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		6,585,143,206	4,760,107,552

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	1,723,499,634	2,220,615,757
3	Operating Expenses			
4	Operation Expenses (401)	320-323	967,060,175	1,238,669,096
5	Maintenance Expenses (402)	320-323	41,012,609	84,838,689
6	Depreciation Expense (403)	336-337	136,238,255	196,893,963
7	Amort. & Depl. of Utility Plant (404-405)	336-337	3,693,643	2,336,303
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)		38,981,642	24,653,355
12	(Less) Regulatory Credits (407.4)			
13	Taxes Other Than Income Taxes (408.1)	262-263	186,540,727	207,309,411
14	Income Taxes - Federal (409.1)	262-263	39,658,603	81,016,810
15	- Other (409.1)	262-263	13,380,144	21,073,061
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	98,589,939	79,434,203
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	56,021,648	53,814,808
18	Investment Tax Credit Adj. - Net (411.4)	266	-2,040,000	-4,086,276
19	(Less) Gains from Disp. of Utility Plant (411.6)		3,746,497	
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)			294,378
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		1,463,347,592	1,878,029,429
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		260,152,042	342,586,328

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

B. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages.122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
1,723,499,634	2,220,615,757					2
						3
967,060,175	1,238,669,096					4
41,012,609	84,838,689					5
136,238,255	196,893,963					6
3,693,643	2,336,303					7
						8
						9
						10
38,981,642	24,653,355					11
						12
186,540,727	207,309,411					13
39,658,603	81,016,810					14
13,380,144	21,073,061					15
98,589,939	79,434,203					16
56,021,648	53,814,808					17
-2,040,000	-4,086,276					18
3,746,497						19
						20
	294,378					21
						22
1,463,347,592	1,878,029,429					23
260,152,042	342,586,328					24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	OTHER UTILITY		OTHER UTILITY		OTHER UTILITY	
	Current Year (k)	Previous Year (l)	Current Year (m)	Previous Year (n)	Current Year (o)	Previous Year (p)
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		260,152,042	342,586,328
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)			
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)			
31	Revenues From Nonutility Operations (417)		6,387,082	5,568,117
32	(Less) Expenses of Nonutility Operations (417.1)		4,942,141	5,154,510
33	Nonoperating Rental Income (418)		14,770	39,000
34	Equity in Earnings of Subsidiary Companies (418.1)	119	3,022,151	5,688,510
35	Interest and Dividend Income (419)		5,128,612	4,791,329
36	Allowance for Other Funds Used During Construction (419.1)		1,070,579	999,037
37	Miscellaneous Nonoperating Income (421)		6,626,166	13,993,481
38	Gain on Disposition of Property (421.1)		29,298,580	424,030,618
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		46,605,799	449,955,582
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)			
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	3,494,796	45,261,357
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		3,494,796	45,261,357
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	166,342	950,032
47	Income Taxes-Federal (409.2)	262-263	-19,823,432	445,538,503
48	Income Taxes-Other (409.2)	262-263	-5,576,009	93,823,861
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	94,969,517	128,634,970
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277	46,137,722	421,112,458
51	Investment Tax Credit Adj.-Net (411.5)		-1,573,000	-17,612,000
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		22,025,696	230,222,908
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		21,085,307	174,471,317
55	Interest Charges			
56	Interest on Long-Term Debt (427)		95,896,975	131,075,724
57	Amort. of Debt Disc. and Expense (428)		1,799,100	4,536,129
58	Amortization of Loss on Reaquired Debt (428.1)		1,943,596	3,337,432
59	(Less) Amort. of Premium on Debt-Credit (429)			23,619
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)			
61	Interest on Debt to Assoc. Companies (430)	340	9,503,866	9,503,866
62	Other Interest Expense (431)	340	8,494,319	21,979,655
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		4,855,478	5,368,742
64	Net Interest Charges (Enter Total of lines 56 thru 63)		112,782,378	165,040,445
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		168,454,971	352,017,200
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		168,454,971	352,017,200

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	*Balance-Beginning of Year*		847,350,648
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		165,432,820
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24	See Note C on page 123 for detail of dividends on each Series		-5,021,553
25			
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		-5,021,553
30	Dividends Declared-Common Stock (Account 438)		
31	See Note C on page 123 for detail of dividends		-126,497,670
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-126,497,670
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		881,264,245

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. *Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.*
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. *If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.*

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	APPROPRIATED RETAINED EARNINGS (Account 215)		
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		881,264,245
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		82,309,561
50	Equity in Earnings for Year (Credit) (Account 418.1)		3,022,151
51	(Less) Dividends Received (Debit)		
52	Other charges		795,258
53	Balance-End of Year (Total lines 49 thru 52)		86,126,970

Name of Respondent	This Report is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 118 Line No.: 1 Column: c

STATEMENT OF RETAINED EARNINGS FOR THE YEAR 2000

Item (a)	Contra Primary Account Affected (b)	Amount (c)
UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
Balance - Beginning of Year Changes (Identify by prescribed Retained Earnings accounts)		$696,943,146
TOTAL Debits to Retained Earnings (Acct. 439)		
Balance Transferred from Income (Acct. 433 less Acct. 418.1)		346,328,690
Dividends Declared - Preferred Stock (Acct. 437) See Note C on page 123 for detail of dividends on each Series of Preferred Stock	131	(5,529,179)
TOTAL Dividends Declared - Preferred Stock (Acct. 437)		(5,529,179)
Dividends Declared - Common Stock (Acct. 438) at $1.66 per share	131	(190,392,009)
TOTAL Dividends Declared - Common Stock (Acct. 438)		(190,392,009)
Balance - End of year		$847,350,648
Balance - Beginning of Year (Debit or Credit)		$ 82,321,216
Equity in Earnings for Year (Credit) (Acct. 418.1)		5,688,510
Other Charges		(5,700,165)
Balance - End of Year		$ 82,309,561

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 118 Line No.: 52 Column: c

Includes marketable securities net unrealized gain, net of tax.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a *reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.*
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	168,454,971
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	136,238,255
5	Amortization of	
6	Utility Plant	3,693,643
7		
8	Deferred Income Taxes (Net)	107,410,375
9	Investment Tax Credit Adjustment (Net)	-3,613,000
10	Net (Increase) Decrease in Receivables	139,188,557
11	Net (Increase) Decrease in Inventory	-1,686,524
12	Net (Increase) Decrease in Allowances Inventory	223,193
13	Net Increase (Decrease) in Payables and Accrued Expenses	-64,116,427
14	Net (Increase) Decrease in Other Regulatory Assets	-7,429,506
15	Net Increase (Decrease) in Other Regulatory Liabilities	-193,984,111
16	(Less) Allowance for Other Funds Used During Construction	1,070,579
17	(Less) Undistributed Earnings from Subsidiary Companies	3,022,151
18	Other: Gain on Divestiture of Generation Assets	-29,298,580
19	Net Decrease in Prepaid expenses	360,460,752
20	Net (Decrease) in Taxes accrued	-707,281,995
21	Other	-34,703,484
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	-130,536,611
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-244,735,594
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	-588,796
30	(Less) Allowance for Other Funds Used During Construction	-1,070,579
31	Other:	
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-244,253,811
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43	Dividends from Subsidiary Companies	1,260,996,909
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.
(b) Bonds, debentures and other long-term debt.
(c) Include commercial paper.
(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other: Gross proceeds from divestiture of generation assets	156,233,745
54	Net other investing activities	-200
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	1,172,976,643
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	
62	Preferred Stock	
63	Common Stock	
64	Other:	
65		
66	Net Increase in Short-Term Debt (c)	
67	Other:	1,272,314
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	1,272,314
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-741,885,000
74	Preferred Stock	-5,561,550
75	Common Stock	-78,099,666
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	-92,352,000
79		
80	Dividends on Preferred Stock	-5,021,553
81	Dividends on Common Stock	-126,497,670
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	-1,048,145,125
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	-5,705,093
87		
88	Cash and Cash Equivalents at Beginning of Year	21,342,829
89		
90	Cash and Cash Equivalents at End of Year	15,637,736

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 120 Line No.: 2 Column: b

STATEMENT OF CASH FLOWS (2000)

DESCRIPTION (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
Net Cash Flow from Operating Activities:	
Net Income (Line 72(d) on page 117)	$352,017,200
Noncash Charges (Credits) to Income:	
Depreciation and Depletion	196,893,963
Amortization of:	
Utility Plant	2,336,303
Deferred Income Taxes (Net)	(673,088,146)
Investment Tax Credit Adjustment (Net)	(21,698,276)
Net (Increase) Decrease in Receivables	(164,921,138)
Net (Increase) Decrease in Inventory	93,328,476
Net (Increase) Decrease in Allowance Inventory	221,617
Net Increase (Decrease) in Payables and Accrued Expenses	81,850,090
Net (Increase) Decrease in Other Regulatory Assets	365,077,269
Net Increase (Decrease) in Other Regulatory Liabilities	210,072,841
(Less) Allowance for Other Funds Used During Construction	999,037
(Less) Undistributed Earnings from Subsidiary Companies	5,688,510
Other: Gain on Divestiture of Generation Assets	(423,763,475)
Other: Impairment Loss	40,272,338
Other: Other	(100,199,761)
Net Cash Provided by (Used in) Operating Activities	(48,288,246)
Cash Flows from Investment Activities:	
Construction and Acquisition of Plant (including land):	
Gross Additions to Utility Plant (less nuclear fuel)	(231,924,895)
Gross Additions to Nonutility Plant	277
(Less) Allowance for Other Funds Used During Construction	(999,037)
Other: Retirement of Generation Assets	(41,754,724)
Cash Outflows for Plant	(272,680,305)
Gross Proceeds from Divestiture of Generation Assets	2,741,018,379
Investments in and Advances to Assoc. and Subsidiary Companies	(2,060,757,032)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 120 Line No.: 46 Column: b

STATEMENT OF CASH FLOWS (2000) (continued)

DESCRIPTION (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
Loans Made or Purchased	0
Collections on Loans	0
Net (Increase) Decrease in Receivables	0
Net (Increase) Decrease in Allowances Held for Speculation	0
Net (Increase) Decrease in Payables and Accrued Expenses	0
Other: Write-off Unamortized Discount	5,208,025
Net Cash Provided by (Used in) Investing Activities	412,789,067
Cash Flows from Financing Activities:	
Proceeds from Issuance of:	
Long-Term Debt (b)	0
Preferred Stock	0
Common Stock	0
Other:	0
Net Increase in Short-Term Debt (c)	25,325,000
Other:	1,901,286
Cash Provided by Outside Sources	27,226,286
Payments for Retirement of:	
Long-term Debt (b)	0
Preferred Stock	(9,672,850)
Common Stock	(200,037,445)
Other: Financing Activities	0
Net Decrease in Short-Term Debt (c)	
Dividends on Preferred Stock	(5,529,179)
Dividends on Common Stock	(190,392,009)
Net Cash Provided by (Used in) Financing Activities	(378,405,197)
Net Increase (Decrease) in Cash and Cash Equivalents	(13,904,376)
Cash and Cash Equivalents at Beginning of Year	35,247,205
Cash and Cash Equivalents at End of Year	$ 21,342,829

Name of Respondent	This Report Is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Cormmission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

Note A - Summary of Significant Accounting Policies

The Company's financial statements have been prepared in conformity with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Accordingly, as required by the Federal Energy Regulatory Commission, certain information has been presented differently or has been excluded from that which would be required by generally accepted accounting principles. The principal difference is that the Company presents its investment in wholly owned subsidiaries on the equity method rather than consolidating the assets, liabilities, revenue and expenses of these subsidiaries as required by generally accepted accounting principles. Additionally, certain disclosures required by generally accepted accounting principles are not required to be presented by the Federal Energy Regulatory Commission. Reference is made to the Consolidated Financial Statements and Notes to the Consolidated Financial Statements on pages 23 through 45 of the Company's 2001 Annual Report to shareholders which presents the Company's consolidated financial statements in accordance with generally accepted accounting principles.

Note B - Consolidated Earnings Per Share

The Company's basic earnings per share for common stock for the years ended December 31, 2001 and 2000 were $1.51 and $3.02, respectively. Diluted earnings per share for common stock for the years then ended were $1.50 and $2.96, respectively.

Note C - Statement of Retained Earnings

Dividends Declared on Preferred Stock by Series	2001	2000
Serial Preferred Stock $2.44 Series of 1957	$ 577,526	$ 681,250
Serial Preferred Stock $2.46 Series of 1958	419,619	626,158
Serial Preferred Stock $2.28 Series of 1965	658,408	841,604
Serial Preferred Stock $3.40 Series of 1992	3,366,000	3,380,167
	$5,021,553	$ 5,529,179

Dividends on Common Stock

In January 2002, a dividend of 25 cents per share was declared payable March 29, 2002, to shareholders of record of the Company's common stock on March 11, 2002. The Company's annual dividend rate on its common stock is determined by the Company's Board of Directors on a quarterly basis and takes into consideration, among other factors, current and possible future developments which may affect the Company's income and cash flows. On February 12, 2001, the Company announced that it would reduce its annual dividend to $1.00 per share from $1.66 per share, effective with the June 2001 dividend.

Note D - Statement of Cash Flows

Reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the Balance Sheets:

	2001	2000
Cash (131)	$4,505,112	$17,536,648
Working Funds (135)	1,165,459	1,544,249
Temporary Cash Investments (136)	9,967,165	2,261,932
	$15,637,736	$21,342,829

Cash paid for interest (net of capitalized interest) and income taxes: (Thousands of Dollars)

	2001	2000
Interest	$121,020	$162,968
Income taxes	701,667	61,508

Note E - Consolidated Comprehensive Income

The Company's components of comprehensive income are presented below.

	For the Year Ended December 31, 2001	2000
	(Millions)	
Net Income	$168.4	$352.0
Other Comprehensive Income:		
Add: Unrealized gain on marketable securities	4.6	-
Less: Gain included in net income	.1	-
Income tax expense	1.6	-
Unrealized loss on derivative instruments	3.7	-
Add: Loss included in net income	.4	.3
Income tax benefit	1.2	3.1
Less: Unrealized loss on marketable securities	-	9.1
Total Comprehensive Income	$169.2	$346.3

Note F – Organization and Business Activities

Acquisition of Conectiv

On February 12, 2001, the Company and Conectiv announced that each company's board of directors approved an agreement for a strategic transaction whereby the Company will effectively acquire Conectiv for a combination of cash and stock valued at approximately $2.2 billion. The combination, which will be accounted for as a purchase, has received approval from both companies' shareholders, from the Pennsylvania and Virginia Public Service Commissions, and from the Federal Energy Regulatory Commission (FERC). Additionally, antitrust clearance has been received under the Hart-Scott-Rodino Antitrust Improvements Act effective August 7, 2001. Pending the receipt of various other regulatory approvals, the transaction is expected to close during the first quarter of 2002, or shortly thereafter. Both companies will become subsidiaries of a new holding company to be called Pepco Holdings, Inc. At December 31, 2001, the Company has deferred approximately $11.6 million in merger acquisition costs, which are recorded in the Investments and Other Assets line item in the Company's accompanying consolidated balance sheets.

Generation Asset Divestitures

On January 8, 2001, the Company completed the sale of its 9.72 percent interest in the Conemaugh Generating Station (Conemaugh) for approximately $156 million to PPL Global, Inc., and Allegheny Energy Supply Company, LLC. Conemaugh is located near Johnstown, Pennsylvania, and consists of two base load units totaling approximately 1,700 megawatts of capacity. As a result of this sale, the Company recognized a net pre-tax gain of $29.3 million ($9.9 million after-tax). This sale followed the divestiture of substantially all of the Company's generation assets (Generation Assets) in December 2000 to Mirant Corporation (Mirant), formerly Southern Energy, Inc. The Generation Assets consisted of total capacity of 5,154 megawatts in four generating stations located in Maryland and Virginia, and six purchased capacity contracts totaling 735 megawatts for $2.74 billion (including other related generation assets). The divestiture resulted in the Company's recognition of a pre-tax gain in 2000 of approximately $423.8 million ($182 million after-tax). Certain adjustments to the Mirant divestiture transaction in 2000 were included in the line item "gain on divestiture of generation assets" in the Company's consolidated statements of earnings for the year ended 2001. Concurrently, the Company transferred its Benning Road and Buzzard Point generating plants, which were not included in the Generation Assets divested to Mirant, to Pepco Energy Services. These stations continue to function as exempt wholesale generators and are operated and maintained by Mirant pursuant to an initial three-year contract with Pepco Energy Services. As discussed in the "Impairment Losses" section herein, during 2000 the Company recorded an impairment loss related to these generating stations.

Customer Choice

In Maryland, in accordance with the terms of agreements approved by the Maryland Public Service Commission (Maryland Commission) in 1999, retail access to a competitive market for generation services was made available to all Maryland customers on July 1, 2000. Under these agreements, Maryland customers who are unable to receive generation services from another supplier, or who do not select another supplier, are entitled to receive services from the Company until July 1, 2004 (called Standard Offer Service or SOS), at a rate for the applicable customer class that is no higher than the bundled rate in effect on June 30, 2000, but subject to adjustment for tax law changes enacted by the Maryland General Assembly relating to its authorization of electric industry restructuring. Thereafter, if the Company is required to provide Standard Offer Service it will do so using power obtained through a competitive bidding process at regulated tariff rates determined on a pass-through basis and including an allowance for the costs incurred by the Company in providing the services. In D.C., customers began to have their choice of electricity suppliers on January 1, 2001. The Company is obligated to provide Standard Offer Services for all D.C. customers through February 8, 2005 in accordance with settlement agreements approved by the D.C. Public Service Commission (D.C. Commission). At December 31, 2001, 59,000 of the Utility's Maryland customers and 9,000 of its D.C. customers have chosen alternate suppliers. These customers accounted for 800 megawatts of load in Maryland and 1,026 megawatts of load in D.C. The Company has a full requirements contract with Mirant to fulfill its Standard Offer Service obligations in both jurisdictions.

Note G – Commitments and Contingencies

Oil Spill at Chalk Point Generating Station

On April 7, 2000, approximately 139,000 gallons of oil leaked from a pipeline at a generation station which was owned by the Company at Chalk Point in Aquasco, Maryland. As of December 31, 2001, approximately $70 million in clean-up costs had been incurred in connection with the oil spill; and it is currently anticipated that total costs (excluding liability claims against the Company and fines or other monetary penalties, if any) may be in the range of $70 million to $75 million. These costs consist principally of the costs to clean up the oil spill such as labor, supplies, repair work on damaged properties, and the rental of equipment.

In addition, as a result of the oil spill, eleven class action lawsuits and two additional lawsuits on behalf of a number of Southern Maryland residents, businesses and watermen have been filed against the Company. On November 27, 2001, the Company and ST Services entered into a Settlement Agreement with the various plaintiffs to settle all pending class action litigation stemming from the oil spill. Under the Settlement Agreement, a total of $2.25 million will be placed in an escrow account to be distributed to watermen and property owner class members pursuant to a Plan of Distribution filed with the Court. On December 27, 2001, the Court entered an "Order Certifying Settlement Classes and Preliminarily Approving Proposed Settlement." Notices to the potential class members regarding the Settlement Agreement must be distributed on or before February 10, 2002. The Order provides that Requests for Exclusion must be postmarked by March 22, 2002. On or before April 5, 2002, the Claims Administrator must provide the Court with a list of those members of the Settlement Classes which have timely excluded themselves from the Settlement Agreement. The Settlement Agreement was approved in a hearing on April 15, 2002.

Fines or penalties related to the oil spill assessed by government authorities, if any, are not expected to be recoverable from the Company's insurance carrier. Although the Company does not believe that fines or penalties assessed, if any, will have a material adverse effect on its financial position; such fines or penalties, if any, could have a material adverse effect on the Company's results of operations in the fiscal quarter in which they are assessed. On December 20, 2000, the Office of Pipeline Safety of the DOT issued a Notice of Probable Violation and proposed a civil penalty in the amount of approximately $674,000. The Company has contested certain facts and findings by the DOT.

For the year ended December 31, 2000, the Company recorded the net amount of $1 million in operating expense as a result of the oil spill. This amount represents an accrual of $75 million in total estimated oil spill related clean-up costs, net of $5 million in insurance proceeds received through June 30, 2000, (the date the amount was recorded by the Company) and an additional $69 million in probable recoveries from its insurance carriers. Through December 31, 2001, approximately $50.4 million has been received from the carriers and approximately $3.5 million has been received from other parties. Although no assurances can be given, the Company believes that the remaining amount will be recovered from its insurance carrier or other parties. The aggregate insurance coverage available under the Company's general liability insurance policy with respect to this event is $100 million. The Company will continue to assess the status of the oil spill clean-up efforts, as necessary, for any significant changes in the estimated costs of completing the remediation.

Accounting for Certain Types of Regulation

Based on the regulatory framework in which it has operated, the Company has historically applied the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation." SFAS 71 allows regulated entities, in appropriate circumstances, to establish regulatory assets and to defer the income statement impact of certain costs that are expected to be recovered in future rates.

The components of the Company's regulatory (liability)/asset balances at December 31, 2001 and 2000 are as follows:

	2001	2000
	(Millions of Dollars)	
Income taxes recoverable through future rates, net	$ 55.6	$43.5
Customer sharing commitment	(14.5)	(243.8)
Unamortized debt reacquisition costs	25.7	26.7
Deferred fuel liability, net	(13.4)	(13.7)
GPC and Other	(39.1)	1.2
Net Regulatory Asset/(Liability)	$14.3	$(186.1)

The Company's Generation Assets (divested to Southern Energy on December 19, 2000) were deregulated as of December 31, 1999, and the application of SFAS 71 was discontinued for this portion of the Company's business. Under the terms of the Maryland and D.C. Agreements, all stranded costs, including future costs related to plant removal associated with divested generation facilities, plus all above-market costs associated with purchased power obligations, regulatory assets and obligations, and related expenses incurred by the Company in preparation for the implementation of retail competition were offset against the proceeds from the sale of the Generation Assets.

Leases

The Company leases its general office building and certain data processing and duplicating equipment, motor vehicles, communication system and construction equipment under long-term lease agreements. The Company has separate lease agreements for space in its general office building for periods of 5 and 15 years and leases of equipment extend for periods of up to six years. Charges under such leases are accounted for as operating expenses or construction expenditures, as appropriate.

During 2001 PCI completed the construction of a 10-story, 360,000 square foot commercial office building in D.C. PCI, who owns the building, has invested $77.4 million as of December 31, 2001. The Utility leases the majority of the office space in the building via an operating lease that commenced in June 2001. The intercompany lease payments (of approximately $.9 million per month) have been eliminated in the Company's accompanying consolidated statements of earnings for the year ended 2001.

Rents, including property taxes and insurance, net of rental income from subleases, aggregated approximately $23.4 million in 2001, $18.3 million in 2000, and $18.7 million in 1999. The approximate annual commitments under all operating leases, reduced by rentals to be received under subleases, are $4.8 million for 2002, $2.8 million for 2003, $2 million for 2004, $1.6 million for 2005, $1.4 million for 2006, and a total of $6.7 million for the years thereafter.

The Utility leases its consolidated control center, an integrated energy management center used by the Utility's power dispatchers to centrally control the operation of its transmission and distribution systems. The lease is accounted for as a capital lease and was recorded at the present value of future lease payments, which totaled $152 million. The lease requires semi-annual payments of $7.6 million over a 25-year period and provides for transfer of ownership of the system to the Utility for $1 at the end of the lease term. Under SFAS 71, the amortization of leased assets is modified so that the total of interest on the obligation and amortization of the leased asset is equal to the rental expense allowed for rate-making purposes. This lease has been treated as an operating lease for rate-making purposes. Accordingly, the Company has recorded a regulatory asset of approximately $47 million and $41 million at December 31, 2001 and 2000, respectively.

BLANK PAGE
(Next Page 200)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	4,094,208,373	4,094,208,373
4	Property Under Capital Leases	135,558,929	135,558,929
5	Plant Purchased or Sold		
6	Completed Construction not Classified	-6,480,809	-6,480,809
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	4,223,286,493	4,223,286,493
9	Leased to Others		
10	Held for Future Use	986,410	986,410
11	Construction Work in Progress	115,199,106	115,199,106
12	Acquisition Adjustments	336,189	336,189
13	Total Utility Plant (8 thru 12)	4,339,808,198	4,339,808,198
14	Accum Prov for Depr, Amort, & Depl	1,607,835,915	1,607,835,915
15	Net Utility Plant (13 less 14)	2,731,972,283	2,731,972,283
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	1,575,072,168	1,575,072,168
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	32,427,558	32,427,558
22	Total In Service (18 thru 21)	1,607,499,726	1,607,499,726
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj	336,189	336,189
33	Total Accum Prov (equals 14) (22,26,30,31,32)	1,607,835,915	1,607,835,915

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents	250	
4	(303) Miscellaneous Intangible Plant	49,906,390	4,651,862
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	49,906,640	4,651,862
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	239,801	
9	(311) Structures and Improvements	12,063,650	
10	(312) Boiler Plant Equipment	61,119,662	35,175
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	10,392,105	
13	(315) Accessory Electric Equipment	6,764,683	
14	(316) Misc. Power Plant Equipment	1,070,168	
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	91,650,069	35,175
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators	87,628	
39	(345) Accessory Electric Equipment	3,371	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
					2
			250		3
			54,558,252		4
			54,558,502		5
					6
					7
		-239,801			8
		-12,063,650			9
		-61,154,837			10
					11
		-10,392,105			12
		-6,764,683			13
		-1,070,168			14
		-91,685,244			15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
		-87,628			38
		-3,371			39

Name of Respondent	This Report Is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	90,999	
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	91,741,068	35,175
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	34,577,238	-1,039
45	(352) Structures and Improvements	21,351,767	28,633
46	(353) Station Equipment	286,277,912	4,974,821
47	(354) Towers and Fixtures	117,525,210	
48	(355) Poles and Fixtures	1,231,528	
49	(356) Overhead Conductors and Devices	47,729,800	
50	(357) Underground Conduit	64,149,938	163
51	(358) Underground Conductors and Devices	48,252,490	16,090
52	(359) Roads and Trails	8,241,052	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	629,336,935	5,018,668
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	17,510,815	-25,056
56	(361) Structures and Improvements	93,814,576	1,230,108
57	(362) Station Equipment	442,169,405	8,077,062
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	144,853,068	10,146,516
60	(365) Overhead Conductors and Devices	208,087,663	14,200,041
61	(366) Underground Conduit	622,074,486	27,711,986
62	(367) Underground Conductors and Devices	596,315,063	34,922,054
63	(368) Line Transformers	443,384,933	27,995,899
64	(369) Services	246,978,883	13,989,986
65	(370) Meters	126,475,734	6,407,200
66	(371) Installations on Customer Premises	3,200,667	6,841
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	31,913,249	1,791,694
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	2,976,778,542	146,454,331
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	4,182,665	4
72	(390) Structures and Improvements	98,401,870	9,556,786
73	(391) Office Furniture and Equipment	71,421,963	12,041,569
74	(392) Transportation Equipment		
75	(393) Stores Equipment	1,733,072	46,954
76	(394) Tools, Shop and Garage Equipment	6,219,820	409,601
77	(395) Laboratory Equipment	7,026,760	383,254
78	(396) Power Operated Equipment	648,213	134,879
79	(397) Communication Equipment	123,629,898	6,352,495
80	(398) Miscellaneous Equipment	2,658,231	129,525
81	SUBTOTAL (Enter Total of lines 71 thru 80)	315,922,492	29,055,067
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	315,922,492	29,055,067
84	TOTAL (Accounts 101 and 106)	4,063,685,677	185,215,103
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		154,415,306
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	4,063,685,677	30,799,797

Name of Respondent	This Report Is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
		-90,999			41
		-91,776,243			42
					43
			34,576,199		44
			21,380,400		45
403,404		-713,586	290,135,743		46
			117,525,210		47
			1,231,528		48
			47,729,800		49
64,424			64,085,677		50
			48,268,580		51
			8,241,052		52
467,828		-713,586	633,174,189		53
					54
-5			17,488,764		55
75,583			94,969,101		56
3,121,717			447,124,750		57
					58
3,502,666			151,496,918		59
6,880,360			215,407,344		60
1,113,309			648,673,163		61
4,615,739			626,621,378		62
5,079,245			466,301,587		63
672,140			260,296,729		64
2,554,865			130,328,069		65
			3,207,508		66
					67
360,187			33,344,756		68
27,975,806			3,095,257,067		69
					70
4			4,182,665		71
14,913,142			93,045,514		72
20,678,474			62,785,058		73
					74
16,109			1,763,917		75
264,751			6,364,670		76
417,475			6,992,539		77
			783,092		78
2,593,232			127,389,161		79
1,356,566			1,431,190		80
40,239,753			304,737,806		81
					82
40,239,753			304,737,806		83
68,683,387		-92,489,829	4,087,727,564		84
					85
	-61,925,477	-92,489,829			86
					87
68,683,387	61,925,477		4,087,727,564		88

FOOTNOTE DATA

Schedule Page: 204 Line No.: 86 Column: c

Amounts shown for Account 102 reflect the January 8, 2001 sale of the Company's 9.72 percent interest in the Conemaugh Generating Station to PPL Global,Inc. and Allegheny Energy Supply Company, LLC. Conemaugh is located near Johnstown, Pennsylvania, and consists of two base load units totaling approximately 1,700 megawatts of capacity.

The associated journal entries were filed with the Commission, as required by the Uniform System of Accounts, on June 8, 2001 and were accepted by the Commission on August 31, 2001.

Schedule Page: 204 Line No.: 86 Column: e

Footnote Linked. See note on 204, Row: 86, col/item: c

Schedule Page: 204 Line No.: 86 Column: f

Footnote Linked. See note on 204, Row: 86, col/item: c

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Land for future substation site (Aspen Hill) in			
3	Montgomery County, Maryland	09/30/75	06/01/14	303,855
4				
5	Land for future substation site (Clopper Road) in			
6	Montgomery County, Maryland	09/30/91	06/01/08	682,555
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			986,410

Name of Respondent	This Report Is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Insurance and Fire Damage Claims	24,446,563
2	Substation #46 - Install New Substation	14,394,390
3	Microwave System Replacement	13,318,593
4	Replace Supply Chain System	10,122,564
5	Edison Place	7,371,926
6	Distribution Automation	7,290,698
7	Replace HR/Payroll System	5,435,618
8	Underground Infrastructure Improvements and Additions	5,068,948
9	System - Transmission Relay Replacements	4,946,311
10	Outage Management System	4,750,520
11	Mobile Dispatch	4,319,666
12	Unallocated Construction Overheads	3,323,773
13	Enterprise Application Integration (EAI)	2,272,462
14	St. Barnabas Rd. Sub. #59 - 3rd 30MVA Transformer and Supply	1,841,937
15	GEOSpatial Information System	1,457,434
16	Transmission and Marketing SBU - Software/Hardware System	1,028,885
17	Extend Supply to NIH Substation from Bells Mills Sub #21	1,001,213
18	Control Center Migration	924,636
19	Customer Service and Power Distribution - Hardware/Software System	822,533
20	RTU Protocol Conversion	470,319
21	Replace CIS System	215,509
22	Replace Insulators at Sub #118, #123, #129 and #133	172,355
23	Control Center EMS Backup	103,545
24	Other Minor Projects	98,708
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	115,199,106

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	Administrative and General Expenses	24,039,288
2	Engineering	25,185,003
3	Employee Benefits	9,737,725
4	Supervision	12,475,281
5	Miscellaneous Construction Expenses	3,517,329
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	74,954,626

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

1. Supervision
   (a) Supervision overhead includes salaries and expenses of supervisors and other personnel, including timekeepers, estimators and clerks engaged in the planning and carrying out of construction, operations and maintenance work. The principal component is labor cost - salaries charged on timesheets and management salaries charged on fixed distribution.
   (b), (c), (f) Supervision salaries and expenses are charged on source documents to a clearing account. These costs are distributed to construction, operations and maintenance based on 1.) fixed rates or 2.) the distribution of actual labor hours or total dollars charged to departmental areas benefitting from supervision overhead. A computation is made each month to determine the rate per hour or percentage to be used.

2. Engineering
   (a) Engineering overhead includes salaries and expenses of engineers, inspectors, draftsmen, estimators and clerks engaged in the planning of construction work. The principal component is labor cost - salaries charged on timesheets and management salaries charged on fixed distribution.
   (b), (c), (f) Engineering salaries and expenses applicable to construction or removal of Outside Electric Plant (i.e., overhead and underground transmission and distribution lines, etc., are charged on source documents to a clearing account.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S 151,317		
2	Short-term Interest			s 4.50
3	Long-Term Debt	D 2,061,249	50.93	d 7.13
4	Preferred Stock	P 79,968	1.98	p 6.67
5	Common Equity	C 1,905,543	47.09	c 11.10
6	Total Capitalization	4,046,760	100%	
7	Average Construction Work in Progress Balance	W 86,553		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 4.50

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 0.00

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 6.19
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 218 Line No.: 1 Column: OH exp

2. (b), (c), (f) (Continued)

Charges are distributed to:

i. Routine ongoing outside plant construction jobs at a predetermined rate applied to direct construction costs charged to the jobs, and

ii. Specific new construction jobs at the time actual construction begins based on a predetermined percentage of estimated total costs for each job.

(b,(c),(f) Engineering salaries and expenses applicable to construction or removal of Inside Electric Plant(i.e., substation buildings and equipment,etc.) are charged on source documents to a clearing account. Charges which can be identified with specific jobs are transferred to those jobs. Charges which are not identifiable to specific jobs are distributed to various jobs and accounts based on labor worked by engineers.

3. Miscellaneous Construction Expenses

(a) Miscellaneous construction expenses include the cost of small tools, the repair of tools used in construction and maintenance, the cost of issuing tools and hauling material to construction jobs and injury and property damage resulting from construction work.

(b),(c),(f) Costs are charged on source documents to a clearing account. Charges are distributed to various jobs in certain maintenance and electric plant accounts, including construction work in progress and removal work, at a predetermined rate applied to direct labor hours charged to these jobs.

4. Employee Benefits

(a) Employee benefits include contributions to the general retirement plan, group insurance plans, group health, hospitalization and dental plans, and miscellaneous benefit costs.

(b),(c),(f) The ratio of estimated construction and removal labor costs to total annualized estimated labor costs, applied to total estimated benefit costs, results in the amount of benefits to be capitalized. Benefits are allocated monthly to construction jobs at a predetermined rate applied to direct labor charged to the various jobs.

5. Administrative and General Expenses

(a) Administrative and General Expenses include salaries and other expenses which have a provable relationship to construction and were charged directly to the construction clearing account or were originally charged to:

Account 920 - Administrative and General Salaries
Account 921 - Office and Supplies Expenses
Account 923 - Outside Services employed
Account 931 - Rents
Account 935 - Maintenance of General Plant

(b),(c),(f) Charges are distributed to all active construction jobs at a predetermined rate applied to total dollars charged to the jobs, exclusive of Administrative and General expenses. The rate is total Administrative and General expenses to be capitalized as a percentage of total estimated construction expenditures.

Instruction 1, Item (d) - different rates are not applied to different types of construction.

Instruction 1, Item (e) - not applicable.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	1,537,442,709	1,537,442,709		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	136,238,255	136,238,255		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):	-18,935	-18,935		
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	136,219,320	136,219,320		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	68,683,386	68,683,386		
12	Cost of Removal	14,990,565	14,990,565		
13	Salvage (Credit)	4,102,608	4,102,608		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	79,571,343	79,571,343		
15	Other Debit or Cr. Items (Describe):	-19,018,518	-19,018,518		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	1,575,072,168	1,575,072,168		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	238,663,856	238,663,856		
24	Distribution	1,213,164,159	1,213,164,159		
25	General	123,244,153	123,244,153		
26	TOTAL (Enter Total of lines 18 thru 25)	1,575,072,168	1,575,072,168		

Name of Respondent Potomac Electric Power Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2001
FOOTNOTE DATA			

Schedule Page: 219 Line No.: 7 Column: c

Related to accumulated depreciation on furniture and equipment transferred to nonutility.

Schedule Page: 219 Line No.: 15 Column: c

Related to accumulated depreciation on the Company's 9.72% interest in the Conemaugh Generating Station assets which were sold to PPL Global, Inc. and Allegheny Energy Supply Company, LLC on January 8, 2001. This amount was transferred to Account 102.

BLANK PAGE
(Next Page 221)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	LOCATED IN THE DISTRICT OF COLUMBIA			
2	NOT PREVIOUSLY DEVOTED TO PUBLIC SERVICE:			
3				
4	Visual Demand Indicators	181,174		181,174
5	Land adjacent to Alabama Ave. Sub. No. 136 (0.500 acre)	222,185		222,185
6	Land adjacent to O St. Sub. site #2 (.3791 acre)	400,276		400,276
7	Land for substation site #36 (.6371 acre)	15,437,683		15,437,683
8	Land for Fort Lincoln substation site (1.1120 acres)	367,988		367,988
9				
10	PREVIOUSLY DEVOTED TO PUBLIC SERVICE:			
11	Benning Generating Station			
12	land (11.09 acres)	72,918		72,918
13	Buzzard Point Generating Station			
14	land (2.04 acres)	757,354		757,354
15				
16	LOCATED IN MARYLAND			
17	NOT PREVIOUSLY DEVOTED TO PUBLIC SERVICE			
18				
19	Surge Protection devices - adjustment	218,026		218,026
20				
21	Land adjacent to substation site (45.6276 acres)			
22	in Prince George's County, Maryland	138,958		138,958
23	Land for Hollywood substation site (.8600 acre)			
24	in Prince George's County, Maryland	132,379		132,379
25	Land adjacent to two (2) Transmission Line			
26	of Rights-of-Way (164.919 acres) - Sale			
27	of portion related to Douglas Point	1,175,161	-112,013	1,063,148
28	Two (2) 69 KV distribution systems in Prince			
29	George's County, Maryland	1,282,370		1,282,370
30	Sale of Land for Generating Site (Douglas Point)			
31	Charles County, Maryland and land adjacent to			
32	Transmission Line Right-of-Way (1,493.8801 acres)	1,899,879	-1,899,879	
33	Prince George's County, Maryland			
34	Furniture and Equipment received from Nonutility			
35	Subsidiary		588,796	588,796
36				
37	LOCATED IN VIRGINIA			
38	PREVIOUSLY DEVOTED TO PUBLIC SERVICE:			
39	Potomac River Generating Station			
40	land (22.58 acres)	828,690		828,690
41				
42				
43				
44	Minor Item Previously Devoted to Public Service	117,994	25,048	143,042
45	Minor Items-Other Nonutility Property	252,355		252,355
46	TOTAL	23,485,390	-1,398,048	22,087,342

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	POM Holdings, Inc., a wholly owned nonregulated			
2	subsidiary incorporated under the laws of the State of Delaware			
3	Formerly called Pepco Holdings, Inc. (PHI)	04/23/99		
4	Common Stock			1,000
5	Capital Contributions			431,341,797
6	Undistributed Earnings			87,174,535
7	Marketable Securities Net Unrealized (Loss) Gain, Net of Tax			-7,469,590
8	Subtotal			511,047,742
9				
10	Potomac Electric Power Company Trust I, a wholly owned			
11	business trust and subsidiary incorporated under the laws			
12	of the State of Delaware	04/28/98	06/01/2038	
13	Common Stock			3,865,980
14	Subtotal			3,865,980
15				
16	Edison Capital Reserves Corporation (Edison),			
17	an Investment Holding Company and a wholly			
18	owned subsidiary incorporated under the laws			
19	of the State of Delaware	11/29/00		
20	Common Stock			100
21	Capital Contributions			1,799,999,900
22	Undistributed Earnings			2,604,615
23	Subtotal			1,802,604,615
24				
25	New RC, Inc., a Holding Company registered under the			
26	Public Utility Holding Company Act of 1935 and a wholly			
27	subsidiary incorporated under the laws of the State of Delaware	02/09/01		
28	Common Stock			
29	Capital Contributions			
30	Subtotal			
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 975,472,734		TOTAL	2,317,518,337

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
				3
		1,000		4
		423,476,734		5
-25,770,162		61,404,373		6
		-6,674,332		7
-25,770,162		478,207,775		8
				9
				10
				11
				12
	285,116	3,865,980		13
	285,116	3,865,980		14
				15
				16
				17
				18
				19
		100		20
		539,999,900		21
28,792,313		31,396,928		22
28,792,313		571,396,928		23
				24
				25
				26
				27
		1		28
		199		29
		200		30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
3,022,151	285,116	1,053,470,883		42

BLANK PAGE
(Next Page 227)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)	1,531,636		ELECTRIC
2	Fuel Stock Expenses Undistributed (Account 152)			
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)	659,852	699,045	ELECTRIC
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)		654,296	ELECTRIC
8	Transmission Plant (Estimated)	7,312,748	7,147,217	ELECTRIC
9	Distribution Plant (Estimated)	20,375,712	23,362,459	ELECTRIC
10	Assigned to - Other	6,214,649	5,919,922	ELECTRIC
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)	34,562,961	37,782,939	ELECTRIC
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)	33,028	31,210	ELECTRIC
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	36,127,625	37,814,149	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year		2002	
		No. (b)	Amt. (c)	No. (d)	Amt. (e)
1	Balance-Beginning of Year	10,572.00	223,193		
2					
3	Acquired During Year:				
4	Issued (Less Withheld Allow)				
5	Returned by EPA				
6					
7					
8	Purchases/Transfers:				
9	Mirant	5,835.00	414,869		
10	Coastal Coal	42.00	7,511		
11	Consol Energy	1,585.00	223,193		
12					
13					
14					
15	Total	7,462.00	645,573		
16					
17	Relinquished During Year:				
18	Charges to Account 509	5,835.00	414,869		
19	Other:				
20					
21	Cost of Sales/Transfers:				
22	Consol Energy	10,572.00	223,193		
23	Pepco Energy Services	1,627.00	230,704		
24					
25					
26					
27					
28	Total	12,199.00	453,897		
29	Balance-End of Year				
30					
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains				
35	Losses				
	Allowances Withheld (Acct 158.2)				
36	Balance-Beginning of Year				
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales				
40	Balance-End of Year				
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)				
45	Gains				
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2003		2004		Future Years		Totals		Line No.
No. (f)	Amt. (g)	No. (h)	Amt. (i)	No. (j)	Amt. (k)	No. (l)	Amt. (m)	
						10,572.00	223,193	1
								2
								3
								4
								5
								6
								7
								8
						5,835.00	414,869	9
						42.00	7,511	10
						1,585.00	223,193	11
								12
								13
								14
						7,462.00	645,573	15
								16
								17
						5,835.00	414,869	18
								19
								20
								21
						10,572.00	223,193	22
						1,627.00	230,704	23
								24
								25
								26
								27
						12,199.00	453,897	28
								29
								30
								31
								32
								33
								34
								35
								36
								37
								38
								39
								40
								41
								42
								43
								44
								45
								46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions *of regulatory agencies (and not includable in other accounts)*
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	Income Taxes Recoverable Through	19,303,699	282	6,473,226	145,436,388
2	Future Rates (SFAS 109)		283	4,257,425	
3					
4					
5					
6					
7					
8					
9	Allowance for Funds Used During	177	411.6	1,157,464	75,212
10	Construction				
11					
12					
13	Minor items	13,745			13,745
14					
15	Costs associated with Demand Side				
16	Management and Retail Access Programs.	2,845,527	253	2,845,527	
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	22,163,148		14,733,642	145,525,345

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS		Balance at End of Year (f)
				Account Charged (d)	Amount (e)	
1	Co-Owned Insurance Contracts	78,097,812	9,712,489			87,810,301
2						
3	Refurbishments	2,257,671	2,179,822	various*	1,405,439	3,032,054
4						
5						
6	Deferred Compensation	53,437		421.3	44,518	8,919
7						
8	Unrecovered Fire Damage					
9	Expenses	2,339,039	631,344	var.**	155,260	2,815,123
10						
11						
12						
13	Merger Acquisition Costs		11,599,609			11,599,609
14						
15						
16	Conemaugh related Divestiture					
17	Cost	27,561,000		102	27,561,000	
18						
19						
20	Consultant Fees and Expenses					
21	related to divestiture of					
22	generation assets.		2,000,000	253	2,000,000	
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34	* $1,397,389 was					
35	charged to account 101 and					
36	$ 8,050 was charged to					
37	various other accounts.					
38						
39						
40	** $30,000 was charged					
41	to account 401, and 125,260 was					
42	charged to account 402.					
43						
44						
45						
46						
47	Misc. Work in Progress	1,008,810				1,767,471
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)		1,618,751	various	1,618,751	
49	TOTAL	111,317,769				107,033,477

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Tax on Gain From Sale of Contract Rights/Nuclear Fuel	464,855	464,855
3	Customer Deposits	-174,272	-174,272
4	Unbilled Revenue	342,224	342,224
5	Connection Fees	2,291,579	1,995,254
6	CIAC	105,960	12,050
7	Other	91,531,251	90,537,044
8	TOTAL Electric (Enter Total of lines 2 thru 7)	94,561,597	93,177,155
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)	157,502,441	67,727,000
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	252,064,038	160,904,155

Notes

Electric Other, Line 7	
Excess Accrued Vacation Pay	$ 2,306,232
Bad Debt Expense	1,899,397
Deferred Tax on ITC-FAS 109	17,260,169
Other(Includes Deferred Tax Assets Established Pursuant to FAS 109)	69,071,246
Line 7 Total From Above	$90,537,044
Other, Line 17	
CIAC Non-Operating Portion	$43,859,239
Audit Adj. Non-Operating	687,433
Non-Operating Adjustment	(56,918)
Customer Sharing	4,710,983
Pension Curtailment	4,237,288
Transistion Costs	14,288,975
Line 17 Total From Above	$67,727,000

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 234 Line No.: 18 Column: b

Beginning Account 190	$130,714,744
Debits to Account 410 (410.1= $3,196,876 and 410.2= $2,945,950)	(6,142,826)
Debits to Account 254	(4,327,024)
Debits to Account 182.34	(177,777)
Credits to Account 411 (411.1= $7,590,653 and 411.2= $9,006,605)	16,597,258
Credits to Account 254	34,578
Credits to Account 409.2	115,365,085

Total as shown on Line 18, column (c)	$252,064,038
	============

Schedule Page: 234 Line No.: 18 Column: c

Beginning Account 190	$ 252,064,038
Debits to Account 410 (410.1 = $8,812,217 Account 410.2 = $97,980,096)	(106,792,313)
Debits to Account 182.34	(2,094,738)
Debits to Account 254	(2,267,250)
Debits to Account 409	(7,791,426)
Credits to Account 411 (411.1 = $7,395,017 Account 411.2 = $20,385,980)	27,780,997
Credits to Account 182.34	0
Credits to Account 254	4,847

Total as shown on Line 18, Column (c)	$ 160,904,155
	=============

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Account 201			
2	Common Stock	200,000,000	1.00	
3				
4	TOTAL COMMON	200,000,000		
5				
6	Account 204			
7	Serial Preferred	7,750,000		
8	$2.44 Series of 1957		50.00	51.00
9	$2.46 Series of 1958		50.00	51.00
10	$2.28 Series of 1965		50.00	51.00
11	$3.40 Series of 1992 (Redeemable)		50.00	
12				
13	TOTAL PREFERRED	7,750,000		
14				
15	Preference Stock	8,800,000	25.00	
16				
17	TOTAL PREFERENCE	8,800,000		
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, *stating name of pledgee and purposes of pledge.*

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
						1
118,544,883	118,544,883	11,323,707	278,137,111			2
						3
118,544,883	118,544,883	11,323,707	278,137,111			4
						5
						6
						7
239,641	11,982,050					8
173,912	8,695,600					9
291,759	14,587,950					10
990,000	49,500,000					11
						12
1,695,312	84,765,600					13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 250 Line No.: 2 Column: a

Reference is made to Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2001. As of December 31, 2001, 2,324,721 shares were reserved for issuance under the Shareholder Dividend Reinvestment Plan and 1,221,624 shares were reserved for issuance under the Employee Savings Plans.

Schedule Page: 250 Line No.: 7 Column: a

Reference is made to Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2001.
Cumulative.

Schedule Page: 250 Line No.: 15 Column: a

Reference is made to Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2001.
Cumulative.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CAPITAL STOCK SUBSCRIBED, CAPITAL STOCK LIABILITY FOR CONVERSION PREMIUM ON CAPITAL AND INSTALLMENTS RECEIVED ON CAPITAL STOCK (Accounts 202 and 205, 203 and 206, 207, 212)

1. Show for each of the above accounts the amounts applying to each class and series of capital stock.
2. For Account 202, Common stock Subscribed, and Account 205, Preferred Stock Subscribed, show the subscription price and the balance due on each class at the end of year.
3. Describe in a footnote the agreement and transactions under which a conversion liability existed under Account 203, Common Stock Liability for Conversion, or Account 206, Preferred Stock Liability for Conversion, at the end of the year.
4. For Premium on Account 207, Capital Stock, designate with a double asterisk any amounts representing the excess of consideration received over stated values of stocks without par value.

Line No.	Name of Account and Description of Item (a)	Number of shares (b)	Amount (c)
1	Account 202 - Common Stock Subscribed		
2	None		
3			
4	Account 203 - Common Stock Liability for Conversion		
5	None		
6			
7	Account 205 - Preferred Stock Subscribed		
8	None		
9			
10	Account 206 - Preferred Stock Liability for Conversion		
11	None		
12			
13	Account 207 - Premium on Capital Stock		
14	Common Stock	118,544,883	645,119,980
15			
16			
17	Preferred - $2.28 Series of 1965 - Issued March 1965	291,759	182,350
18			
19	Account 212 - Installments Received on Capital Stock		
20	None		
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45			
46	TOTAL	118,836,642	645,302,330

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 252 Line No.: 14 Column: a

Common Stock Issued through December 31, 2000	$645,115,111
Issued on conversion of 5% convertible debenture into 147 shares of common stock	4,869

Balance as of December 31, 2001	$645,119,980
	============

Schedule Page: 252 Line No.: 17 Column: a

Preferred Stock Issued through December 31,2000	$204,725
Transfer to account 210 in connection with redemption of 35,801 shares of $2.28 shares of 1965 Serial Preferred Stock	(22,375)

Balance as of December 31, 2001	$182,350
	=========

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Account 208 - Donations Received from Stockholders	
2	None	
3		
4	SUBTOTAL - Account 208	
5		
6	Account 209 - Reduction in Par or Stated Value of Capital Stock	
7	Common Stock	377,729,632
8		
9	SUBTOTAL - Account 209	377,729,632
10		
11	Account 210 - Gain on Resale or Cancellation of Reacquired Capital	
12	Stock	4,837,094
13		
14	SUBTOTAL - Account 210	4,837,094
15		
16	Account 211 - Miscellaneous Paid-In Capital	
17	Net assets from former parent company	124,030
18	Excess of net assets of former subsidiary (merged into Company	
19	December 31, 1949) at date of acquisition over cost of its capital	
20	stock	138,119
21	Unclaimed amount of securities previously retired by Pepco	50
22	Release of restricted stock	214,982
23		
24	SUBTOTAL - Account 211	477,181
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	383,043,907

Schedule Page: 253 Line No.: 12 Column: b

Balance at December 31, 2000		$4,098,225
Gain on redemption of 35,400 Shares of $2.44 Series of 1957 Serial Preferred Stock		
Par value in excess of cash paid	$230,100	
Less: Write-off of issuance expenses related to redemption	37,358	

Gain		192,742
Gain on redemption of 40,030 shares of $2.46 Series of 1958 Serial Preferred Stock		
Par value in excess of cash paid	$256,192	
Less: Write-off of issuance expenses related to redemption	45,709	

Gain		210,483
Gain on redemption of 35,801 shares of $2.28 Series of 1965 Serial Preferred Stock		
Par value in excess of cash paid	$340,110	
Less: Write-off of issuance expenses related to redemption	26,841	
Add: Write-off of a portion of the related premium	22,375	

Gain		335,644

Balance at December 31, 2001		$4,837,094
		==========

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

DISCOUNT ON CAPITAL STOCK (Account 213)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance with respect to any class or series of stock, attach a statement giving particulars (details) of the change. State the reason for any charge-off during the year and specify the amount charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	NONE	
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21	TOTAL	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CAPITAL STOCK EXPENSE (Account 214)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance in respect to any class or series of stock, attach a statement giving particulars (details) of the change. State the reason for any charge-off of capital stock expense and specify the account charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	Common Stock	11,772,623
2		
3	Serial Preferred Stock	
4	$2.44 Series of 1957	252,893
5	$2.46 Series of 1958	198,583
6	$2.28 Series of 1965	218,744
7	$3.40 Series of 1992	499,860
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22	TOTAL	12,942,703

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 254 Line No.: 1 Column: a

Balance at December 31, 2000	$11,648,452
Expenses in connection with the Shareholders Dividend Reinvestment Plan	124,039
Expenses in connection with conversion of $5,000 of 5% Debentures into 147 shares of Common Stock during 2001	132
Balance at December 31, 2001	$11,772,623

Schedule Page: 254 Line No.: 3 Column: a

Balance at December 31, 2000	$290,251
Write-off of issuance expenses associated with the redemption of 35,400 shares of $2.44 Series of 1957 Serial Preferred Stock. (To Account 210)	(37,358)
Balance at December 31, 2001	$252,893
Balance at December 31, 2000	$244,292
Write-off of issuance expenses associated with the redemption of 40,030 shares of $2.46 Series of 1958 Serial Preferred Stock (To Account 210)	(45,709)
Balance at December 31, 2001	$198,583
Balance at December 31, 2000	$245,585
Write-off of issuance expenses associated with the redemption of 35,801 shares of $2.28 Series of 1965 Serial Preferred Stock (To Account 210)	(26,841)
Balance at December 31, 2001	$218,744

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Account 221 - Bonds		
2	First Mortgage Bonds		
3			
4	5 1/8% Series due 2001	15,000,000	73,047
5			-64,485 P
6	Adjustable Rate Series due 2001	50,000,000	603,539
7			
8	5 7/8% Series due 2002	35,000,000	119,226
9			-297,500 P
10	6 5/8% Series due 2003	40,000,000	128,333
11			-464,000 P
12	5 5/8% Series due 2003	50,000,000	363,665
13			568,000 D
14	6% Series due April 1, 2004	270,000,000	1,577,534
15			3,375,000 D
16	6 1/2% Series due 2005	100,000,000	626,946
17			1,177,000 D
18	6 1/4 Series due 2007 - PUT date 2004	175,000,000	1,047,086
19			822,500 D
20	6 1/2% Series due 2008	78,000,000	539,561
21			1,678,560 D
22	5 7/8% Series due 2008	50,000,000	352,346
23			757,500 D
24	5 3/4% Series due 2010	16,000,000	301,425
25			160,000 D
26	9% Series due 2021	100,000,000	680,905
27			2,256,000 D
28	6% Series due 2022	30,000,000	727,550
29			487,500 D
30	6 3/8% Series due 2023	37,000,000	566,337
31			370,000 D
32			
33	TOTAL	2,118,755,980	54,283,639

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
04/01/1966	04/01/2001	04/01/1966	04/01/2001		36,302	4
						5
12/01/1981	12/01/2001	12/01/1981	12/01/2001		174,750	6
						7
05/01/1967	05/01/2002	05/01/1967	05/01/2002		97,101	8
						9
02/15/1968	02/15/2003	02/15/1968	02/15/2003		132,500	10
						11
10/15/1993	10/15/2003	10/15/1993	10/15/2003	50,000,000	2,812,500	12
						13
03/17/1999	04/01/2004	03/17/1999	04/01/2004		765,000	14
						15
09/14/1995	09/15/2005	09/14/1995	09/15/2005	100,000,000	6,500,000	16
						17
10/09/1997	10/15/2007	10/09/1997	10/15/2004	175,000,000	10,937,500	18
						19
03/15/1993	03/15/2008	03/15/1993	03/15/2008	78,000,000	5,070,000	20
						21
10/15/1993	10/15/2008	10/15/1993	10/15/2008	50,000,000	2,937,500	22
						23
03/15/1995	03/15/2010	03/15/1995	03/15/2010	16,000,000	920,000	24
						25
06/05/1991	06/01/2021	06/05/1991	06/01/2001		3,750,000	26
						27
09/01/1992	09/01/2022	09/01/1992	09/01/2022	30,000,000	1,800,000	28
						29
01/15/1993	01/15/2023	01/15/1993	01/15/2023	37,000,000	2,358,750	30
						31
						32
				1,376,865,980	105,400,841	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	7 1/4% Series due 2023	100,000,000	672,564
2			1,789,000 D
3	6 7/8% Series due 2023	100,000,000	670,734
4			2,239,000 D
5	5 3/8% Series due 2024	42,500,000	642,445
6			425,000 D
7	5 3/8% Series due 2024	38,300,000	794,007
8			422,832 D
9	6 7/8% Series due 2024	75,000,000	508,426
10			863,250 D
11	7 3/8% Series due 2025	75,000,000	494,795
12			1,069,038 D
13	8 1/2% Series due 2027	75,000,000	534,304
14			1,863,750 D
15	7 1/2% Series due 2028	40,000,000	300,297
16			470,400 D
17	Convertible Debentures		
18	5% due 2002	115,000,000	198,428
19			14,690,100 D
20	SUBTOTAL - Account 221	1,706,800,000	47,181,945
21			
22	Account 222 - Reacquired Bonds		
23	None		
24	SUBTOTAL - Account 222		
25			
26			
27	Account 223 - Advances from Associated Companies		
28			
29	7 3/8% Junior Subordinated Debentures due 2038	128,865,980	4,223,092
30			
31	SUBTOTAL - Account 223	128,865,980	4,223,092
32			
33	TOTAL	2,118,755,980	54,283,639

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
07/15/1993	07/01/2023	07/15/1993	07/01/2023	100,000,000	7,250,000	1
						2
09/01/1993	09/01/2023	09/01/1993	09/01/2023	100,000,000	6,875,000	3
						4
02/15/1994	02/15/2024	02/15/1994	02/15/2024	42,500,000	2,284,375	5
						6
02/15/1994	02/15/2024	02/15/1994	02/15/2024	38,300,000	2,058,625	7
						8
10/15/1993	10/15/2024	10/15/1993	10/15/2024	75,000,000	5,156,250	9
						10
09/14/1995	09/15/2025	09/14/1995	09/15/2025	75,000,000	5,531,250	11
						12
05/15/1992	05/15/2027	05/15/1992	05/15/2027	66,200,000	6,213,854	13
						14
03/15/1993	03/15/2028	03/15/1993	03/15/2028	40,000,000	3,000,000	15
						16
						17
09/10/1992	09/01/2002	09/10/1992	02/01/2001		479,078	18
						19
				1,073,000,000	77,140,335	20
						21
						22
						23
						24
						25
						26
						27
						28
05/19/1998	06/01/2038	05/19/1998	06/01/2038	128,865,980	9,503,866	29
						30
				128,865,980	9,503,866	31
						32
				1,376,865,980	105,400,841	33

Name of Respondent	This Report Is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1			
2			
3			
4	Account 224 - Other Long-Term Debt		
5			
6	6.53% Notes Payable due 2001	100,000,000	82,389
7			500,000 D
8	7.46% Notes Payable due 2002	1,100,000	591
9			6,875 D
10	7.55% Notes Payable due 2002	11,000,000	5,906
11			68,750 D
12	7.60% Notes Payable due 2002	27,900,000	14,979
13			174,375 D
14	7.64% Notes Payable due 2007	35,000,000	18,790
15			245,000 D
16	6.25% Notes Payable due 2009	50,000,000	33,327
17			350,000 D
18	7% Notes Payable due 2024	50,000,000	38,327
19			1,190,500 D
20	Adjustable Rate Notes Payable due 2027	8,090,000	148,793
21			
22			
23	SUBTOTAL - Account 224	283,090,000	2,878,602
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	2,118,755,980	54,283,639

Name of Respondent	This Report Is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
						4
						5
12/16/1996	12/17/2001	12/16/1996	12/17/2001		6,279,783	6
						7
01/17/1992	01/17/2002	01/17/1992	01/17/2002	1,100,000	82,060	8
						9
01/21/1992	01/22/2002	01/21/1992	01/22/2002	11,000,000	830,500	10
						11
01/21/1992	01/22/2002	01/21/1992	01/22/2002	27,900,000	2,120,400	12
						13
01/17/1992	01/17/2007	01/17/1992	01/17/2007	35,000,000	2,674,000	14
						15
01/20/1994	01/20/2009	01/20/1994	01/20/2009	50,000,000	3,125,000	16
						17
01/20/1994	01/15/2024	01/20/1994	01/15/2024	50,000,000	3,500,000	18
						19
06/04/1997	06/01/2027	06/04/1997	06/26/2001		144,897	20
						21
						22
				175,000,000	18,756,640	23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				1,376,865,980	105,400,841	33

Name of Respondent	This Report is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 256 Line No.: 4 Column: a

Issue redeemed January 2001 using proceeds from the sales of generation assets. The associated unamortized premium ($461) and unamortized expenses ($524) were transferred to Account 102 and were offset against the gain on the sale of generation assets.

Schedule Page: 256 Line No.: 6 Column: a

Issue redeemed January 2001 using proceeds from the sales of generation assets. The associated unamortized expenses of $30,507 were transferred to Account 102 and were offset against the gain on the sale of generation assets.

Schedule Page: 256 Line No.: 8 Column: a

Issue redeemed January 2001 using proceeds from the sales of generation assets. The associated unamortized premium ($11,334) and unamortized expenses ($4,542) were transferred to Account 102 and were offset against the gain on the sale of generation assets.

Schedule Page: 256 Line No.: 10 Column: a

Issue redeemed January 2001 using proceeds from the sales of generation assets. The associated unamortized premium ($27,659) and unamortized expenses ($7,650) were transferred to Account 102 and were offset against the gain on the sale of generation assets.

Schedule Page: 256 Line No.: 14 Column: a

Issue redeemed January 2001 using proceeds from the sales of generation assets. The associated unamortized discount and expenses of $2,165,625 and $1,014,919 respectively, were transferred to Account 102 and were offset against the gain on the sale of generation assets.

Schedule Page: 256 Line No.: 24 Column: a

Issued to Prince George's County, Maryland, as security for an issue of $16,000,000 principal amount of such County's 5-3/4% Pollution Control Revenue Refunding Bonds (Potomac Electric Project), 1995 Series.

Schedule Page: 256 Line No.: 26 Column: a

Issue redeemed June 2001 using proceeds from the sales of generating assets. The associated unamortized discount ($1,529,066) and unamortized expenses ($462,011) were transferred to Account 102 and were offset against the gain on the sale of generation assets.

Schedule Page: 256 Line No.: 28 Column: a

Issued to Prince George's County, Maryland, as security for an issue of $30,000,000 principal amount of such County's 6% Pollution Control Revenue Refunding Bonds (Potomac Electric Project), 1992 Series.

Schedule Page: 256 Line No.: 30 Column: a

Issued to Prince George's County, Maryland, as security for an issue of $37,000,000 principal amount of such County's 6-3/8% Pollution Control Revenue Refunding Bonds (Potomac Electric Project), 1993 Series.

Schedule Page: 256.1 Line No.: 5 Column: a

Issued to Montgomery County, Maryland, as security for an issue of $42,500,000 principal amount of such County's 5-3/8% Pollution Control Revenue Refunding Bonds (Potomac Electric Project), 1994 Series.

Name of Respondent Potomac Electric Power Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 256.1 Line No.: 7 Column: a

Issued to Industrial Development Authority of the City of Alexandria, Virginia, as security for an issue of $38,300,000 principal amount of such Authority's 5-3/8% Pollution Control Revenue Refunding Bonds (Potomac Electric Project), 1994 Series.

Schedule Page: 256.1 Line No.: 13 Column: a

An $8,800,0000 portion of the principal balance was redeemed during 2001. Unamortized debt and discount expenses of $671,264 associated with the amount redeemed were transferred to Account 189 of which $3,703 were written off during the year to Account 428.1.

Schedule Page: 256.1 Line No.: 18 Column: a

5% Convertible Debentures were redeemed February 2001 using proceeds from the sales of generating assets. Unamortized discount ($3,021,039) and unamortized expenses ($30,311) were transferred to Account 102 and were offset against the gain on the sale of generation assets.

Schedule Page: 256.1 Line No.: 29 Column: a

Potomac Electric Power Company Trust I (Trust), the Company's wholly owned business trust and subsidiary, was established in April 1998 for the purposes of issuing Trust Securities representing undivided beneficial interests in the assets of the Trust, and investing the gross proceeds from the sale of the Trust Securities in Junior Subordinated Debentures of the Company.

Schedule Page: 256.2 Line No.: 20 Column: a

Issue redeemed June 2001. The associated unamortized expenses of $239,357 were transferred to Account 189 of which $5,184 were written off during the year to Account 428.1.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. *A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of* the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	168,454,971
2		
3		
4	Taxable Income Not Reported on Books	
5	Contributions in Aid of Construction	23,864,037
6	Loss Associated with Sale of Software	-1,785,838
7		
8		
9	Deductions Recorded on Books Not Deducted for Return	
10	Federal Income Tax 88,807,042 MD Property Tax 4,966,581	93,773,623
11	Def. DC & MD Income Tax DC 15,641,590 MD 3,173,624	18,815,214
12	SMECO Contract Term 24,489,368 FAS 106 9,781,243	34,270,611
13	Amort. Loss On Bonds $2,067,226 Depr. $46,537,168 Cap. Int. $1,413,402	50,017,796
14	Income Recorded on Books Not Included in Return	
15	Equity In Subsidiary Earnings	3,036,920
16	AFUDC	4,855,478
17	Reversal of Gain, SFAS	52,313,513
18		
19	Deductions on Return Not Charged Against Book Income	
20	Removal Costs 15,429,528 Conservation Costs 3,721,051	19,150,579
21	Depreciation	11,562,351
22	Repair Allowance	86,216,114
23	Pension Contribution 46,796,981 Misc. 8,780,739	55,577,720
24	Vacation Pay	3,346,306
25		
26		
27	Federal Tax Net Income	151,351,433
28	Show Computation of Tax:	
29		
30	Federal Taxable Income	52,973,001
31	Less Tax Effect of True-Up	-2,900,608
32	Less Federal Credit:	
33	Diesel Fuel 43,896 Research 296,066 Empowerment Zone 614,139	-954,101
34	Adj: Federal True-Up	-29,283,121
35	Total	19,835,171
36		
37	Federal Income Tax Account 409.10	39,658,603
38	Federal Income Tax Account 409.20	-19,823,432
39	Total	
40		
41	Federal Income Tax Per Group Member	
42	Potomac Electric Power Company	19,835,171
43	Pepco Holdings, Inc & Subsidiaries	-36,175,000
44		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 261 Line No.: 41 Column: a

Each member of PEPCO's consolidated group pays or receives its share of tax resulting from the inclusion of its operations in the consolidated return.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	FEDERAL					
2	Income	598,341,977		17,342,944	587,288,886	-28,081,729
3	Insurance Contribution (B)	62,397		11,969,797	12,549,602	
4	Unemployment (B)	273,261		165,018	156,403	
5	Transfer from 236 to 165		454,770			22,602,081
6						
7	DISTRICT OF COLUMBIA					
8	Franchise	118,267,502		2,310,519	87,704,693	-14,006,885
9	Gross Receipts	6,588,518		73,586,374	75,065,291	
10	Real Estate	513,965		1,082,779	1,158,198	
11	Use Tax	9,983		74,863	79,541	
12	Filing Fee			14,250	14,250	
13	Personal Property-VDI		2,494	4,996		
14	PSC			4,683,727	4,683,727	
15	Unemployment (B)	108,784		202,010	295,452	
16	DC Business Improvement			10,669	10,669	
17	DC Reliable Trust Fund			1,273,292	918,405	
18	DC Right of Way		3,231,336	18,075,714	13,780,202	
19						
20	MARYLAND					
21	Income Tax	20,395,469		4,401,985	26,673,876	12,538,155
22	MD Universal Surcharge	1,279,615		8,565,366	8,604,821	
23	Montgomery County Fuel	5,141,334		17,118,818	17,198,849	
24	Use Tax	151,025		1,605,951	1,643,911	
25	Gross Receipts	527,731		7,819,306	8,436,082	
26	Filing Fee			1,797,783	1,797,783	
27	Environmental Surcharge			2,594,016	2,594,016	
28	County/Local Property	668,947	-3,915,443	37,726,528	40,511,721	182,021
29	Calvert County Real Property		2,000	2,047	103	
30	Howard County Real Property		12,856	25,576	25,451	
31	Howard Op. & Pers. Property		116,929	345,919	457,981	
32	Calvert Op. & Pers. Property		69,502	161,632	184,262	
33	Unemployment (B)	29,121		55,191	42,708	
34	MD Delivery Tax	760,820		8,876,195	8,729,377	
35	PG Rightaway			118,560		
36						
37	VIRGINIA					
38	Gross Receipts	3,519		-3,520		1
39	County/Local Property	4,068		503,577	502,706	
40	Use Tax	50	25,556	438	487	
41	TOTAL	753,540,006		222,712,142	901,080,470	-6,766,356

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
314,306		39,658,604			-26,260,797	2
-517,408		5,584,255			6,385,542	3
281,876		76,986			88,032	4
	23,056,851					5
						6
						7
18,866,443		9,799,789			-7,956,603	8
5,109,601		73,586,374				9
438,545		952,552			130,227	10
5,305					74,863	11
		14,250				12
	-2,502				4,996	13
		4,683,727				14
15,342		94,244			107,767	15
		10,669				16
354,888		1,273,292				17
	-1,064,176	18,075,714				18
						19
						20
10,661,733		3,580,355			821,630	21
1,240,160		8,565,366				22
5,061,303		17,118,818				23
113,065		339,498			1,417,261	24
-89,045		7,819,306				25
		1,797,783				26
		1,511,254			1,082,762	27
2,684,492	703,275	34,797,369			31,120	28
	56	2,047				29
	12,731	25,576				30
	228,990	345,919				31
	92,132	161,632				32
41,605		25,748			29,443	33
907,638		8,876,195				34
118,560		118,560				35
						36
						37
		-3,520				38
4,939		503,577				39
	25,556	286			152	40
46,258,011	23,056,851	239,579,474			-24,043,355	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR		Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
		Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)			
1	Registration			964	964	
2	Valuation			566	566	
3	Unemployment (B)	4,470		469		
4	Arlington County Bus. Priv.					
5						
6	PENNSYLVANIA					
7	Franchise	70,651		110,000		
8	Corporate Income Tax	-27,857		71,500		
9	Personal Property					
10	Real Property	364,656		16,323	-30,513	
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37	Total	753,540,006		222,712,142	901,080,470	-6,766,356
38						
39						
40						
41	TOTAL	753,540,006		222,712,142	901,080,470	-6,766,356

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
		964				1
		566				2
4,939		219			250	3
						4
						5
						6
180,651		110,000				7
43,643		71,500				8
						9
415,430	3,938					10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
46,258,011	23,056,851	239,579,474			-24,043,355	37
						38
						39
						40
46,258,011	23,056,851	239,579,474			-24,043,355	41

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 262 Line No.: 2 Column: f

Adjustments

Divestiture Related Customer Sharing	$ 6,232,463
Subsidiary Accruals	45,922,466
Transfer Balance to Account 165	(22,602,081)
SHL Related	(821,119)
SEI Liability	(650,000)
Total	$(28,081,729)

Schedule Page: 262 Line No.: 5 Column: f

Footnote Linked. See note on 262, Row: 2, col/item: f

Schedule Page: 262 Line No.: 8 Column: f

Adjustments

Divestiture Related Customer Sharing	$ 1,558,963
Transfer MD Income Taxes to 236.21	12,538,155
SHL Related	(90,233)
	$ 14,006,885

Schedule Page: 262 Line No.: 21 Column: f

Adjustments

Transfer MD Income Tax Balance From 236.20 $12,538,155

Schedule Page: 262 Line No.: 28 Column: f

Adjustments

Reserve Established for MD Income Tax Audit $182,021

Schedule Page: 262.1 Line No.: 37 Column: l

Line		Electric Accounts 408.2, 409.2	Electric Accounts 101-107	Electric Miscellaneous Accounts (A)
1.	**FEDERAL**			
2.	Income	$(19,823,432)	$ 0	$(6,437,365)
3.	Insurance Contribution		2,608,505	3,777,037
4.	Unemployment (B)		35,961	52,071
7.	**DISTRICT OF COLUMBIA**			
8.	Franchise	(6,397,640)		(1,558,963)
10.	Real Estate	130,227		
11.	Use Tax		74,863	
13.	Personal Property Tax	4,996		
15.	Unemployment (B)		44,023	63,744
20.	**MARYLAND**			
21.	**Income**	**821,630**		
24.	Use Tax		1,417,261	
27.	Environmental Surcharge			1,082,762
28.	County/Local St. Property	31,120		
33.	Unemployment (B)		12,028	17,415

37.	**VIRGINIA**			
40.	Use Tax		152	
3.	Unemployment (B)		102	148
		-------------	------------	------------
	TOTAL	$(25,233,099)	$4,192,895	$ (3,003,151)
		=============	============	============

(A) Various balance sheet accounts (108, 143, 184, etc.)
(B) Payroll taxes are distributed monthly to various jobs and accounts on the basis of a predetermined percentage applied to the direct labor charged to these jobs and accounts, with the exception that the taxes applicable to operating and non-operating accounts are charged to accounts 408.1 and 408.2 - Taxes Other Than Income Taxes.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year		Allocations to Current Year's Income		Adjustments (g)
			Account No. (c)	Amount (d)	Account No. (e)	Amount (f)	
1	Electric Utility						
2	3%						
3	4%	10,990,598			411.4	461,358	-355,744
4	7%						
5	10%	17,320,569			411.4	1,578,641	-1,217,256
6							
7							
8	TOTAL	28,311,167				2,039,999	-1,573,000
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
10,173,496	32		3
			4
14,524,672	32		5
			6
			7
24,698,168			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Schedule Page: 266 Line No.: 5 Column: b

```
6%          $31,131,516
10%           2,980,121
            ---------------
            $34,111,637
            =========

6%          $ 1,386,206
10%           1,775,932
            ---------------
            $ 3,162,138
            =========

6%          $12,438,255
10%           1,190,675
            ---------------
            $13,628,930
            =========

6%          $17,307,055
10%              13,514
            ---------------
            $17,320,569
            =========
```

Schedule Page: 266 Line No.: 5 Column: f

```
4%       $17,307,055
10%           13,514
         -----------
         $17,320,569
         ===========

4%       $   692,038
10%          886,603
         -----------
         $ 1,578,641
         ===========

4%       $   275,290
10%          941,966
         -----------
         $ 1,217,256
         ===========
```

Schedule Page: 266 Line No.: 5 Column: g

Footnote Linked. See note on 266, Row: 5, col/item: f

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1						
2	Customer Contribution Advances	12,751,510	various*	10,744,226	14,875,621	16,882,905
3						
4						
5	Net Borrowing Position-					
6	Safe Harbor Leases	5,745,539	236	911,357	23,679	4,857,861
7						
8						
9	Minor Items	1,761,398			1,776,199	3,537,597
10	(net change)					
11						
12						
13	Conemaugh Deferred Credits	1,121,048	102	136,080	26,294	1,011,262
14						
15	Deferred income related to					
16	recovery of retail access, demand					
17	side management and other costs					
18	which were offset against the					
19	proceeds from the Company's					
20	divestiture of generation assets.					
21	Amounts amortized over a					
22	one to five year period.	31,405,660	various**	10,877,010		20,528,650
23						
24						
25						
26						
27						
28	* $7,466,287 was credited to					
29	account 101 and $3,277,939 was					
30	credited to account 108.					
31						
32						
33						
34	** $2,845,527 was credited to					
35	account 182.3, $1,216,000 was					
36	credited to account 421.1,					
37	$4,815,483 was charged to					
38	account 404 and $2,000,000					
39	was credited to account 186.					
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	52,785,155		22,668,673	16,701,793	46,818,275

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES - ACCELERATED AMORTIZATION PROPERTY (Account 281)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to amortizable property.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Accelerated Amortization (Account 281)			
2	Electric			
3	Defense Facilities			
4	Pollution Control Facilities	5,488,417	225,758	210,411
5	Other			
6	FAS 109 - Flowthrough Items	-205,303		
7	FAS 109 - Normalization Adjustments	-4,195,595		
8	TOTAL Electric (Enter Total of lines 3 thru 7)	1,087,519	225,758	210,411
9	Gas			
10	Defense Facilities			
11	Pollution Control Facilities			
12	Other			
13				
14				
15	TOTAL Gas (Enter Total of lines 10 thru 14)			
16	Reclass	1		
17	TOTAL (Acct 281) (Total of 8, 15 and 16)	1,087,520	225,758	210,411
18	Classification of TOTAL			
19	Federal Income Tax	513,504	710,660	210,411
20	State Income Tax	574,016	-484,902	
21	Local Income Tax			

NOTES

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES _ ACCELERATED AMORTIZATION PROPERTY (Account 281) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits			
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
							1
							2
							3
	1,102,867					4,400,897	4
							5
						-205,303	6
		254	5,114	254	5,114	-4,195,595	7
	1,102,867		5,114		5,114	-1	8
							9
							10
							11
							12
							13
							14
							15
						1	16
	1,102,867		5,114		5,114		17
							18
	1,013,753		5,114		5,114		19
	89,114						20
							21

NOTES (Continued)

Name of Respondent Potomac Electric Power Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 272 Line No.: 4 Column: b

Information Regarding Pollution Control Facilities:
===

Pepco sold most of the Pollution Control assets in December of 2000. The remaining assets were sold in 2001.

Schedule Page: 272 Line No.: 7 Column: h

Adjustments
----
254 $(5,114)

254 $ 5,114

Schedule Page: 272 Line No.: 7 Column: j

Footnote Linked. See note on 272, Row: 7, col/item: h

BLANK PAGE
(Next Page 274)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR	
			Amounts Debited to Account 410.1 (c)	Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	495,015,798	60,117,176	39,220,786
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	495,015,798	60,117,176	39,220,786
6	Other (Specify) Non-Operating	5,756,223		
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	500,772,021	60,117,176	39,220,786
10	Classification of TOTAL			
11	Federal Income Tax	438,538,428	50,511,923	33,820,406
12	State Income Tax	62,233,593	9,605,253	5,400,380
13	Local Income Tax			

NOTES

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
							1
	11,460,994	182.34 254	11,004,252	182.34 254	12,647,057	506,093,999	2
		102					3
							4
	11,460,994		11,004,252		12,647,057	506,093,999	5
						5,756,223	6
							7
							8
	11,460,994		11,004,252		12,647,057	511,850,222	9
							10
	10,147,724		8,710,720		10,977,992	447,349,493	11
	1,313,270		2,293,532		1,669,065	64,500,729	12
							13

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 274 Line No.: 2 Column: b

Description	Balance At Beginning of Year	Debits to Account 410	Credits to Account 411	(Dr.) Cr. Adjustments	Balance At End of Year
Accel. Amortization-Other Property	$728,499,488	$39,971,767	$21,843,588	$ 0	$746,627,667
FAS 109-Flowthrough Items	155,788,124	0	0	(8,092,512)	147,695,612
FAS 109-Normalization Adjustments	(36,455,733)	0	0	2,267,765	(34,187,968)
FAS 109-CCRF/AFUDC Equity	38,002,063	0	0	(17,607)	37,984,456
	$885,833,942	$39,971,767	$21,843,588	$ (5,842,354)	$898,119,767

Schedule Page: 274 Line No.: 2 Column: h

Adjustments

182.34	$ 6,473,226
283	206,257
102	4,324,769
	$11,004,252

182.34	$11,345,933
254.10	1,301,124
	$12,647,057

Schedule Page: 274 Line No.: 2 Column: j

Footnote Linked. See note on 274, Row: 2, col/item: h

Schedule Page: 274 Line No.: 2 Column: k

Description	Balance At Beginning of Year	Debits to Account 410	Credits to Account 411	(Dr.) Cr. Adjustments	Balance At End of Year
Accel. Amortization-Other Property	$350,543,964	$60,117,176	$50,681,780	$ (4,531,026)	$355,448,342
FAS 109-Flowthrough Items	137,780,704	0	0	4,958,607	142,739,311
FAS 109-Normalization Adjustments	(31,849,510)	0	0	1,301,124	(30,548,395)
FAS 109-CCRF/AFUDC Equity	38,540,640	0	0	(85,899)	38,454,741
	$495,015,798	$60,117,176	$50,681,780	$ 1,642,805	$506,093,999

BLANK PAGE
(Next Page 276)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	See Footnote for detail	144,063,283	29,434,788	9,195,433
4				
5				
6				
7				
8				
9	TOTAL Electric (Total of lines 3 thru 8)	144,063,283	29,434,788	9,195,433
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18	Non-Operating Items	-2,522,886		
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	141,540,397	29,434,788	9,195,433
20	Classification of TOTAL			
21	Federal Income Tax	125,082,338	23,271,463	7,484,630
22	State Income Tax	16,458,059	6,163,325	1,710,803
23	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
							1
							2
9,222	13,187,880	182.34,	6,892,074	182.34 2	6,091,187	150,323,093	3
				283			4
							5
							6
							7
							8
9,222	13,187,880		6,892,074		6,091,187	150,323,093	9
							10
							11
							12
							13
							14
							15
							16
							17
						-2,522,886	18
9,222	13,187,880		6,892,074		6,091,187	147,800,207	19
							20
	10,909,732		5,782,182		4,946,187	129,123,444	21
9,222	2,278,148		1,109,892		1,145,000	18,676,763	22
							23

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 276 Line No.: 3 Column: a

Description	Balance At Beginning of Year	Debits to Account 410	Credits to Account 411	(Dr.) Cr. Adjustments	Balance At End of Year
Cap. Employee Benefits (1)	$ 9,889,022	$ 2,127	$ 672,936	$ 0	$ 9,218,213
Cap. Admin. & General (1)	1,692,270	1,111	370,496	0	1,322,885
Cap. Payroll & Use Taxes (1)	6,081,727	0	323,051	0	5,758,676
Losses on Reacquired Debt (2)	19,196,269	646,019	1,529,025	0	18,313,263
FAS 109 - Flowthrough Items	12,269,911	0	0	5,005,098	17,275,009
FAS 109 - Normalization Adjustment	584,668	0	0	21,902	606,570
FAS 109 - Regulatory Liability	59,632,287	0	0	(3,666,048)	55,966,239
FAS 109 - CCRF Equity Adjustment	3,146,028	0	0	(57,823)	3,088,205
Other	31,571,101	28,794,753	19,487,805	(2,104,016)	38,774,033
Total Electric	$144,063,283	$29,444,010	$22,383,313	$ (800,887)	$150,323,093

(1)For financial statement purposes, the respondent capitalized overhead costs, a portion of employee benefits (general retirement plan costs, group hospital and medical insurance costs and group life insurance costs) and, beginning in 1978, payroll and use taxes, which relate to payroll and material costs capitalized as part of construction jobs. These expenses were deducted as incurred for income tax reporting purposes for each year through 1986. The reduction in taxes currently payable is recognized as deferred income taxes (Account 410.1) and accumulated deferred income taxes (Account 283) for all pre-1977 property. However, the passage of the Tax Reform Act of 1986 requires that these costs incurred for assets placed in service after 1986 be capitalized for tax purposes. The reversal of the accumulated deferred income taxes (Account 283) will be recognized ratably over the useful life of the related property with a corresponding reduction in income tax expense as the additional depreciation is recognized for financial reporting purposes.

(2) The redemption of bonds in 1986, 1987, 1990, 1992, 1993, 1994, 1995 and 1999 resulted in a loss for tax purposes. The loss is the sum of the unamortized discount, unamortized costs and the call premium on the bonds redeemed. For book purposes, these amounts will be amortized over the term of the replacement debt.

Schedule Page: 276 Line No.: 3 Column: h

Adjustments	
182.3	$4,257,425
102	2,634,649
	$6,892,074

FOOTNOTE DATA

182.34	$5,863,028
254	21,902
282	206,257

	$6,091,187
	==========

Schedule Page: 276 Line No.: 3 Column: j

Footnote Linked. See note on 276, Row: 3, col/item: h

Schedule Page: 276 Line No.: 3 Column: k

Footnote Linked. See note on 276, Row: 3, col/item: a

BLANK PAGE
(Next Page 278)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS		Credits (d)	Balance at End of Year (e)
		Account Credited (b)	Amount (c)		
1					
2	Income Taxes Payable Through Future Rates	190	2,267,250	4,847	91,110,482
3		281	5,114	5,114	
4		282	1,301,115	9	-1,301,124
5		283	21,902		-21,902
6					
7	Deferred Fuel Billing Variance	242/253			13,439,918
8					
9	Customer Divestiture Gainsharing:				
10	District of Columbia	142	51,605,682	2,166,000	6,452,318
11	Maryland	142	187,180,816	7,327,416	8,055,600
12					
13	Generation Procurement Credit				
14	District of Columbia			26,003,346	26,003,346
15	Maryland			13,141,075	13,141,075
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		242,381,879	48,647,807	156,879,713

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	543,553,669	563,853,170
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	1,000,511,104	1,135,295,167
5	Large (or Ind.) (See Instr. 4)	18,124,890	32,356,373
6	(444) Public Street and Highway Lighting	13,830,191	14,476,372
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways	12,308,055	31,536,074
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	1,588,327,909	1,777,517,156
11	(447) Sales for Resale	116,783,208	423,970,448
12	TOTAL Sales of Electricity	1,705,111,117	2,201,487,604
13	(Less) (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Prov. for Refunds	1,705,111,117	2,201,487,604
15	Other Operating Revenues		
16	(450) Forfeited Discounts	3,834,803	4,751,017
17	(451) Miscellaneous Service Revenues	472,627	566,440
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	7,997,550	6,845,126
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	6,083,537	6,965,570
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	18,388,517	19,128,153
27	TOTAL Electric Operating Revenues	1,723,499,634	2,220,615,757

Name of Respondent	This Report Is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
				1
7,210,422	6,990,915	637,359	634,703	2
				3
16,714,299	16,226,602	72,555	71,926	4
667,391	711,633	12	12	5
177,814	173,116	141	146	6
				7
426,196	458,544	3	3	8
				9
25,196,122	24,560,810	710,070	706,790	10
5,337	5,364,252			11
25,201,459	29,925,062	710,070	706,790	12
				13
25,201,459	29,925,062	710,070	706,790	14

Line 12, column (b) includes $ -4,292,801 of unbilled revenues.

Line 12, column (d) includes 56,842 MWH relating to unbilled revenues

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 300 Line No.: 2 Column: d

Unmetered Sales: Outdoor Lighting Residential - 461 MWH.

Schedule Page: 300 Line No.: 2 Column: e

Unmetered Sales: Outdoor Lighting Residential - 474 MWH.

Schedule Page: 300 Line No.: 2 Column: g

Revised to reflect adjusted 2000 customers.

Schedule Page: 300 Line No.: 4 Column: b

Classification used for Account 442: General Service - Voltage below 66KV.

Schedule Page: 300 Line No.: 4 Column: c

Classification used for Account 442: General Service - Voltage below 66KV.

Schedule Page: 300 Line No.: 4 Column: d

Unmetered Sales: Outdoor Lighting General Service - 3,472 MWH.

Schedule Page: 300 Line No.: 4 Column: e

Unmetered Sales: Outdoor Lighting General Service - 3,498 MWH.

Schedule Page: 300 Line No.: 4 Column: g

Revised to reflect adjusted 2000 customers.

Schedule Page: 300 Line No.: 5 Column: b

Classification used for Account 442: Large Power Service - High Voltage of 66KV or higher.

Schedule Page: 300 Line No.: 5 Column: c

Classification used for Account 442: Large Power Service - High Voltage of 66KV or higher.

Schedule Page: 300 Line No.: 6 Column: g

Revised to reflect adjusted 2000 customers.

Schedule Page: 300 Line No.: 8 Column: b

Includes Rapid Transit Accounts Only.

Schedule Page: 300 Line No.: 8 Column: c

Includes Rapid Transit Accounts Only.

BLANK PAGE
(Next Page 304)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	(440) Residential or Domestic					
2	Service					
3	Residential	5,571,232	429,814,611	542,727	10,265	0.0771
4	Residential All Electric	420,166	31,005,214	37,001	11,356	0.0738
5	Residential Time Metered	1,223,897	85,505,651	57,558	21,264	0.0699
6	Residential Time Metered (Exp)	1,615	149,748	73	22,123	0.0927
7	Outdoor Lighting	461	63,510	381	1,210	0.1378
8	Electric Vehicle					
9	Unbilled Revenue	-6,949	-2,985,065			0.4296
10	Adjustment - Duplicate Customers			-381		
11	TOTAL	7,210,422	543,553,669	637,359	11,313	0.0754
12						
13	(442) Commercial and Industrial					
14	Small (or Comm.) Voltage below					
15	66 KV):					
16	General Service	1,514,815	130,084,106	55,273	27,406	0.0859
17	Residential(Master Metered Apts.)	391,567	24,761,655	1,298	301,669	0.0632
18	Residential All Electric (MMA)	9,405	613,243	13	723,462	0.0652
19	Time Metered General Service	10,146,718	576,792,910	2,552	3,975,987	0.0568
20	Time Metered Medium Gen. Serv.	4,477,175	264,453,818	12,429	360,220	0.0591
21	Temporary Service	30,238	3,270,548	990	30,543	0.1082
22	Outdoor Lighting	3,472	440,823	930	3,733	0.1270
23	Electric Vehicle	54	1,661	1	54,000	0.0308
24	Unbilled Revenue	140,855	92,340			0.0007
25	Adjustment - Duplicate Customers			-931		
26	TOTAL	16,714,299	1,000,511,104	72,555	230,367	0.0599
27						
28	(442) Commercial and Industrial					
29	Large (or Ind.)(High Voltage of					
30	66 KV or higher):					
31	Time Metered General Service	695,413	17,930,560	12	57,951,083	0.0258
32	Unbilled Revenue	-28,022	194,330			-0.0069
33	TOTAL	667,391	18,124,890	12	55,615,917	0.0272
34						
35						
36						
37						
38						
39						
40						
41	TOTAL Billed	25,139,280	1,592,620,710	710,070	35,404	0.0634
42	Total Unbilled Rev.(See Instr. 6)	56,842	-4,292,801	0	0	-0.0755
43	TOTAL	25,196,122	1,588,327,909	710,070	35,484	0.0630

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWH of electricity sold, revenue, average number of customer, average Kwh per customer, and average revenue per Kwh, excluding date for Sales for Resale which is reported on Pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," Page 300-301. If the sales under any rate schedule are classified in more than one revenue account, List the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales Per Customer (e)	Revenue Per KWh Sold (f)
1	(444) Public Street and Highway					
2	Lighting					
3	Street Light - Energy	159,707	6,657,450	138	1,157,297	0.0417
4	Street Light - Service		6,487,460			
5	Traffic Signal - Energy	18,107	685,281	3	6,035,667	0.0378
6	Unbilled Revenue					
7	TOTAL	177,814	13,830,191	141	1,261,092	0.0778
8						
9	(446) Sales to Railroads and					
10	Railways					
11	Rapid Transit	289,739	10,783,064	1	289,739,000	0.0372
12	Time Metered Rapid Transit	185,499	3,119,397	2	92,749,500	0.0168
13	Unbilled Revenue	-49,042	-1,594,406			0.0325
14	TOTAL	426,196	12,308,055	3	142,065,333	0.0289
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	TOTAL Billed	25,139,280	1,592,620,710	710,070	35,404	0.0634
42	Total Unbilled Rev.(See Instr. 6)	56,842	-4,292,801	0	0	-0.0755
43	TOTAL	25,196,122	1,588,327,909	710,070	35,484	0.0630

Name of Respondent	This Report is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 304 Line No.: 7 Column: a

Customers excluded from total (customers are included under other schedules).

Schedule Page: 304 Line No.: 8 Column: a

Customers excluded from total (customers are included under other schedules).

Schedule Page: 304 Line No.: 11 Column: c

Includes fuel adjustment revenue as follows:

Residential	$ 93,191
Residential All Electric	74,897
Residential Time Metered	2,801
Residential Time Metered(Exp)	195

Schedule Page: 304 Line No.: 22 Column: a

Customers excluded from total (customers are included under other schedules).

Schedule Page: 304 Line No.: 23 Column: a

Customers excluded from total (customers are included under other schedules).

Schedule Page: 304 Line No.: 26 Column: c

Includes fuel adjustment revenue as follows:

General Service	$ 69,626
Residential (Master Metered Apts.)	36,299
Time Metered General Service	579,758
Temporary Service	3,066

Schedule Page: 304 Line No.: 31 Column: c

Includes fuel adjustment revenue of $ 26,836.

Schedule Page: 304.1 Line No.: 3 Column: c

Includes fuel adjustment revenue of $ 10,789.

Schedule Page: 304.1 Line No.: 11 Column: c

Includes fuel adjustment revenue of $ 24,318.

BLANK PAGE
(Next Page 310)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.

SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.

LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Cooperatives:					
2	R.E.A. Cooperatives					
3	Non-Associated:					
4	Virginia Power Company	RQ	35	2.090	2.090	1.156
5	Southern Company Energy Marketing	SF	Pepco Tariff 1	N/A	N/A	N/A
6	Merrill Lynch Capital Services	SF	Pepco Tariff 1	N/A	N/A	N/A
7	Allegheny Energy Supply	SF	Pepco Tariff 1	N/A	N/A	N/A
8	DTE Energy Trading, Inc.	SF	Pepco Tariff 1	N/A	N/A	N/A
9	PECO Energy	SF	Pepco Tariff 1	N/A	N/A	N/A
10	PSE&G Energy Resources & Trading	SF	Pepco Tariff 1	N/A	N/A	N/A
11	PJM Capacity Credit Market	OS	PJM Tariff	N/A	N/A	N/A
12	PJM Open Access Transmission Credits	OS	PJM Tariff	N/A	N/A	N/A
13	Brokering Services	OS	Pepco Tariff 1	N/A	N/A	N/A
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.

AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)

5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.

6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.

7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.

8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.

9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.

10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
					1
					2
					3
5,337	108,628	213,978		322,606	4
	147,994			147,994	5
	201,500			201,500	6
	985,400			985,400	7
	131,750			131,750	8
	3,747,825			3,747,825	9
	225,000			225,000	10
	7,704,638			7,704,638	11
			97,611,869	97,611,869	12
			-14,796	-14,796	13
					14
5,337	108,628	213,978	0	322,606	
0	13,144,107	0	103,316,495	116,460,602	
5,337	**13,252,735**	**213,978**	**103,316,495**	**116,783,208**	

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW)	
					Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Interconnections:					
2	Pennsylvania-New Jersey-Maryland					
3	Interconnection Association	OS	PJM Tariff	N/A	N/A	N/A
4	Other Deliveries:					
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
					1
					2
			5,719,422	5,719,422	3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
5,337	108,628	213,978	0	322,606	
0	13,144,107	0	103,316,495	116,460,602	
5,337	**13,252,735**	**213,978**	**103,316,495**	**116,783,208**	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 310 Line No.: 5 Column: b

Short-term firm capacity only sale from Pepco system.

Schedule Page: 310 Line No.: 6 Column: b

Short-term firm capacity only sale from Pepco system.

Schedule Page: 310 Line No.: 7 Column: b

Short-term firm capacity only sale from Pepco system.

Schedule Page: 310 Line No.: 8 Column: b

Short-term firm capacity only sale from Pepco system.

Schedule Page: 310 Line No.: 9 Column: b

Short-term firm capacity only sale from Pepco system.

Schedule Page: 310 Line No.: 10 Column: b

Short-term firm capacity only sale from Pepco system.

Schedule Page: 310 Line No.: 11 Column: b

Short-term firm capacity only sale to the PJM Multi-Monthly, Monthly, and/or Daily Capacity Markets from the Pepco system.

Schedule Page: 310 Line No.: 12 Column: b

Revenue represents share of revenue from transmission of electricity of others over jointly-owned transmission facilities of PJM.

Schedule Page: 310 Line No.: 13 Column: b

Brokering fees for services rendered in the sale of short-term firm capacity only for resale with brokers as itemized below:

COMPANY	EXPENSES
Traditional Financial Services, Inc. (TFS)	$ 11,868
Natsource, LLC	2,928
TOTAL	**$ 14,796**

Schedule Page: 310 Line No.: 13 Column: j

Footnote Linked. See note on 310, Row: 13, col/item: b

Schedule Page: 310.1 Line No.: 3 Column: b

Interchange deliveries resulting from the integrated economic dispatch of generation and purchased energy resources in the PJM power pool to supply load in the PJM control area.

BLANK PAGE
(Next Page 320)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	6,329	1,230,454
5	(501) Fuel	313,760	308,086,309
6	(502) Steam Expenses	24,510	14,157,472
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses	2,613	7,211,792
10	(506) Miscellaneous Steam Power Expenses	19,238	18,772,042
11	(507) Rents	188	5,908
12	(509) Allowances	-414,869	23,890,263
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	-48,231	373,354,240
14	Maintenance		
15	(510) Maintenance Supervision and Engineering	30,900	6,116,694
16	(511) Maintenance of Structures	3,591	3,286,537
17	(512) Maintenance of Boiler Plant	20,287	19,906,614
18	(513) Maintenance of Electric Plant	2,940	7,121,609
19	(514) Maintenance of Miscellaneous Steam Plant	-60	2,830,790
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)	57,658	39,262,244
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)	9,427	412,616,484
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering		
25	(518) Fuel		
26	(519) Coolants and Water		
27	(520) Steam Expenses		
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses		
31	(524) Miscellaneous Nuclear Power Expenses		
32	(525) Rents		
33	TOTAL Operation (Enter Total of lines 24 thru 32)		
34	Maintenance		
35	(528) Maintenance Supervision and Engineering		
36	(529) Maintenance of Structures		
37	(530) Maintenance of Reactor Plant Equipment		
38	(531) Maintenance of Electric Plant		
39	(532) Maintenance of Miscellaneous Nuclear Plant		
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)		
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)		
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering		
45	(536) Water for Power		
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses		
48	(539) Miscellaneous Hydraulic Power Generation Expenses		
49	(540) Rents		
50	TOTAL Operation (Enter Total of Lines 44 thru 49)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering		
54	(542) Maintenance of Structures		
55	(543) Maintenance of Reservoirs, Dams, and Waterways		
56	(544) Maintenance of Electric Plant		
57	(545) Maintenance of Miscellaneous Hydraulic Plant		
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)		
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)		
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering		
63	(547) Fuel	89,493	26,058,889
64	(548) Generation Expenses		424,190
65	(549) Miscellaneous Other Power Generation Expenses		49,741
66	(550) Rents		
67	TOTAL Operation (Enter Total of lines 62 thru 66)	89,493	26,532,820
68	Maintenance		
69	(551) Maintenance Supervision and Engineering		
70	(552) Maintenance of Structures		49,100
71	(553) Maintenance of Generating and Electric Plant	17,050	1,635,683
72	(554) Maintenance of Miscellaneous Other Power Generation Plant		35,141
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)	17,050	1,719,924
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)	106,543	28,252,744
75	E. Other Power Supply Expenses		
76	(555) Purchased Power	795,121,262	654,404,561
77	(556) System Control and Load Dispatching	6,015,567	5,108,224
78	(557) Other Expenses		
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)	801,136,829	659,512,785
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	801,252,799	1,100,382,013
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering	205,662	191,737
84	(561) Load Dispatching	834,900	1,192,769
85	(562) Station Expenses	169,527	205,842
86	(563) Overhead Lines Expenses	249,098	318,068
87	(564) Underground Lines Expenses	208,334	112,216
88	(565) Transmission of Electricity by Others		2,530,547
89	(566) Miscellaneous Transmission Expenses	-90,855	1,392,486
90	(567) Rents	7,635,425	7,625,825
91	TOTAL Operation (Enter Total of lines 83 thru 90)	9,212,091	13,569,490
92	Maintenance		
93	(568) Maintenance Supervision and Engineering		
94	(569) Maintenance of Structures	143,305	108,162
95	(570) Maintenance of Station Equipment	3,290,881	3,165,820
96	(571) Maintenance of Overhead Lines	991,514	870,705
97	(572) Maintenance of Underground Lines	168,783	79,567
98	(573) Maintenance of Miscellaneous Transmission Plant	2,465,817	3,397,766
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	7,060,300	7,622,020
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	16,272,391	21,191,510
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching	1,099,907	812,772
106	(582) Station Expenses	3,309,202	3,383,738
107	(583) Overhead Line Expenses	1,165,990	1,550,306
108	(584) Underground Line Expenses	5,056,016	5,991,307
109	(585) Street Lighting and Signal System Expenses	442,169	451,239
110	(586) Meter Expenses	2,883,505	2,837,776
111	(587) Customer Installations Expenses	4,484,803	3,643,990
112	(588) Miscellaneous Expenses	679,739	748,469
113	(589) Rents	8,478,305	8,366,299
114	TOTAL Operation (Enter Total of lines 103 thru 113)	27,599,636	27,785,896
115	Maintenance		
116	(590) Maintenance Supervision and Engineering		
117	(591) Maintenance of Structures	495,036	530,588
118	(592) Maintenance of Station Equipment	6,796,101	6,616,253
119	(593) Maintenance of Overhead Lines	13,493,784	16,645,917
120	(594) Maintenance of Underground Lines	6,957,140	7,069,081
121	(595) Maintenance of Line Transformers	3,749,720	3,285,725
122	(596) Maintenance of Street Lighting and Signal Systems	1,565,238	1,618,653
123	(597) Maintenance of Meters	249,106	233,870
124	(598) Maintenance of Miscellaneous Distribution Plant	424,234	-75,238
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	33,730,359	35,924,849
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)	61,329,995	63,710,745
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision	1,842,513	1,371,207
130	(902) Meter Reading Expenses	3,740,190	3,993,182
131	(903) Customer Records and Collection Expenses	37,228,084	33,077,853
132	(904) Uncollectible Accounts	6,309,789	7,424,000
133	(905) Miscellaneous Customer Accounts Expenses	7,128	52,384
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)	49,127,704	45,918,626
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision	61,945	190,329
138	(908) Customer Assistance Expenses	1,540,095	2,323,291
139	(909) Informational and Instructional Expenses	972,467	862,338
140	(910) Miscellaneous Customer Service and Informational Expenses	136,415	218,885
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)	2,710,922	3,594,843
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision	45	50
145	(912) Demonstrating and Selling Expenses	15,041	25,741
146	(913) Advertising Expenses	299,598	3,002,776
147	(916) Miscellaneous Sales Expenses		
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)	314,684	3,028,567
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	30,841,999	31,982,567
152	(921) Office Supplies and Expenses	17,774,005	21,348,505
153	(Less) (922) Administrative Expenses Transferred-Credit	8,240,465	7,132,752

Name of Respondent	This Report Is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	1,738,960	2,938,485
156	(924) Property Insurance	888,541	2,150,755
157	(925) Injuries and Damages	5,450,313	6,580,312
158	(926) Employee Pensions and Benefits	19,011,662	20,035,178
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses	1,163,611	1,267,717
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses	671,945	115,000
163	(930.2) Miscellaneous General Expenses	3,089,493	3,772,805
164	(931) Rents	4,526,982	2,313,257
165	TOTAL Operation (Enter Total of lines 151 thru 164)	76,917,046	85,371,829
166	Maintenance		
167	(935) Maintenance of General Plant	147,243	309,652
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	77,064,289	85,681,481
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	1,008,072,784	1,323,507,785

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	12/31/2001
2. Total Regular Full-Time Employees	2,443
3. Total Part-Time and Temporary Employees	0
4. Total Employees	2,443

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) __ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 320 Line No.: 5 Column: b

Includes ($54,730) (credit) for 2001 Deferred Fuel Expenses.

Schedule Page: 320 Line No.: 5 Column: c

Includes ($26,666,978) (credit) for 2000 Deferred Fuel Expense.

BLANK PAGE
(Next Page 326)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW)	
					Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Prince George's County Government	LU	QF			
2						
3	Northeast Maryland Waste Disposal					
4	Authority	LU	QF			
5						
6	West Penn Power Company, Agent, and					
7	FirstEnergy Corporation	LF	WPP 47	450	450	450
8						
9	Pennsylvania-New Jersey-Maryland					
10	Interconnection, LLC	OS	PJM Tariff			
11						
12	Allegheny Energy Supply	SF	1			
13						
14	PPL Energy Plus, Inc.	SF	1			
	Total					

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
							1
							2
							3
							4
							5
							6
				252,928	321,771	574,699	7
							8
							9
				3,895,428		3,895,428	10
							11
					14,716	14,716	12
							13
					14,716	14,716	14
21,971,696				635,670,719	159,450,544	795,121,263	

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW)	
					Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1						
2	Panda Brandywine, L.P.	LU	N/A			
3						
4	Mirant Corporation	RQ				
5						
6	EHV System Owners, PECO Energy, Agent	OS	26			
7						
8	New York Power Pool	OS	PJM 5			
9						
10	Commercial Governmental and					
11	Residential Load Control Program	OS				
12						
13	Virginia Electric & Power Company	OS	20			
14						
	Total					

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
							1
				2,137,564	-29,785	2,107,779	2
							3
21,971,696				629,384,799	72,380,609	701,765,408	4
							5
					3,611,040	3,611,040	6
							7
					145,118	145,118	8
							9
							10
					7,671,330	7,671,330	11
							12
					-27,763	-27,763	13
							14
21,971,696				635,670,719	159,450,544	795,121,263	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

PURCHASED POWER (Account 555)
(Including power exchanges)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projects load for this service in its system resource planning). In addition, the reliability of requirement service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service firm service which meets the definition of RQ service. For all transaction identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

IF - for intermediate-term firm service. The same as LF service expect that "intermediate-term" means longer than one year but less than five years.

SF - for short-term service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

IU - for intermediate-term service from a designated generating unit. The same as LU service expect that "intermediate-term" means longer than one year but less than five years.

EX - For exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote for each adjustment.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW)	
					Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	Potomac Edison Company	OS	16			
2						
3	Pennsylvania Electric Company	OS	27			
4						
5	PJM Cost (Pepco SOS Obligation)	OS	PJM Tariff			
6						
7	PJM Open Access Transmission Charge	OS	PJM Tariff			
8						
9						
10						
11						
12						
13						
14						
	Total					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

PURCHASED POWER(Account 555) (Continued)
(Including power exchanges)

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for non-FERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of service involving demand charges imposed on a monnthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (l) include credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totalled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on Page 401, line 10. The total amount in column (h) must be reported as Exchange Received on Page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on Page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Purchased (g)	POWER EXCHANGES		COST/SETTLEMENT OF POWER				Line No.
	MegaWatt Hours Received (h)	MegaWatt Hours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j+k+l) of Settlement ($) (m)	
					51,453	51,453	1
							2
					292	292	3
							4
					321,031	321,031	5
							6
					74,976,016	74,976,016	7
							8
							9
							10
							11
							12
							13
							14
21,971,696				635,670,719	159,450,544	795,121,263	

Name of Respondent	This Report is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 326 Line No.: 1 Column: b

Qualifying cogenerator or small power producer. Termination date is December 2011. Agreement transferred to Mirant Corporation under back-to-back arrangements per Purchase Power Agreement (PPA) dated December 19, 2000.

Schedule Page: 326 Line No.: 1 Column: g

Excludes 8,841 Megawatthours purchased from the Prince George's County Government under the terms of the existing agreement between Pepco and the Prince George's County Government, then transferred to the Mirant Corporation under the terms of the back-to-back provisions of the December 19, 2000 Purchased Power Agreement (PPA) between Pepco and Southern Energy, Inc.(SEI), now known as the Mirant Corporation.

Schedule Page: 326 Line No.: 1 Column: k

Excludes $ 218,595 in energy dollars paid to the Prince George's County Government under the terms of the existing agreement between Pepco and the Prince George's County Government, then transferred to the Mirant Corporation under the back-to-back provisions of the Purchased Power Agreement (PPA) between Pepco and Southern Energy, Inc. (SEI), now known as the Mirant Corporation.

Schedule Page: 326 Line No.: 1 Column: l

Excludes $ 6,496 of other charges (transmission component of capacity payment) paid to the Prince George's County Government under the terms of the existing agreement between Pepco and the Prince George's County Government, then transferred to the Mirant Corporation under the back-to-back provisions of the December 19, 2000 Purchased Power Agreement (PPA) between Pepco and Southern Energy, Inc. (SEI), now known as the Mirant Corporation.

Schedule Page: 326 Line No.: 1 Column: m

Excludes $ 225,091 in total charges paid to the Prince George's County Government under the terms of the existing agreement between Pepco and the Prince George's County Government, then transferred to the Mirant Corporation under the terms of the back-to-back provisions of the December 19, 2000 Purchased Power Agreement (PPA) between Pepco and Southern Energy, Inc. (SEI), now known as the Mirant Corporation.

Schedule Page: 326 Line No.: 4 Column: b

Qualifying cogenerator or small power producer. Original agreement termination date was December 2019, but electricity sales agreement was terminated September 18, 2001 by mutual agreement. Agreement transferred to Mirant Corporation (formerly Southern Energy, Inc. (SEI) under back-to-back arrangements per agreement dated December 19, 2000.

Schedule Page: 326 Line No.: 4 Column: g

Excludes 222,103 Megawatthours purchased from the Northeast Maryland Waste Disposal Authority (NEMWDA) under the terms of the existing agreement between Pepco and NEMWDA, then transferred to the Mirant Corporation under the provisions of the December 19, 2000 Purchased Power Agreement (PPA) between Pepco and Southern Energy, Inc. (SEI), now known as the Mirant Corporation. The electricity sales agreement between Pepco and NEMWDA was terminated September 18, 2001. It was replaced by a similar agreement between NEMWDA and the Mirant Corporation.

Schedule Page: 326 Line No.: 4 Column: k

Excludes $ 5,629,419 in total energy charges paid by Pepco to NEMWDA under the terms of the existing agreement between Pepco and NEMWDA, then transferred to the Mirant Corporation under the back-to-back provisions of the December 19, 2000 Purchased Power Agreement (PPA) between Pepco and Southern Energy, Inc. (SEI), now known as Mirant Corporation. The electricity sales agreement between Pepco and NEMWDA was terminated September 18, 2001, and replaced by a similar agreement between NEMWDA and the Mirant Corporation.

Schedule Page: 326 Line No.: 4 Column: m

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Footnote Linked. See note on 326, Row: 4, col/item: k

Schedule Page: 326 Line No.: 7 Column: b

Termination date of original agreement is December 31, 2005. Agreement transferred to Mirant Corporation (formerly Southern Energy, Inc. (SEI)) under back-to-back arrangements per agreement dated December 19, 2000.

Schedule Page: 326 Line No.: 7 Column: g

Excludes 3,923,594 Megawatthours of energy purchased from the FirstEnergy Corporation (FE) under the terms of the 1987 Ohio Edison Capacity Purchase Agreement between Pepco, FE, and the Allegheny Power System (APS), then transferred to the Mirant Corporation under the terms of the back-to-back provisions of the December 19, 2000 Purchased Power Agreement (PPA) between Pepco and Southern Energy, Inc. (SEI), now known as the Mirant Corporation.

Schedule Page: 326 Line No.: 7 Column: k

Excludes $ 52,733,330 of energy charges paid to the West Penn Power Company, as the agent for the FirstEnergy Corporation (FE), and FE, under the terms of the 1987 Ohio Edison Capacity Purchase Agreement between Pepco, FE, and the Allegheny Power System (APS), then transferred to the Mirant Corporation under the terms of the back-to-back provisions of the December 19, 2000 Purchased Power Agreement (PPA) between Pepco and Southern Energy, Inc. (SEI), now known as the Mirant Corporation.

Schedule Page: 326 Line No.: 7 Column: l

These charges are for capacity and fixed maintenance cost components and exclude $ 162,598,555 of other charges paid to the West Penn Power Company, as the agent for the FirstEnergy Corporation (FE), and FE, under the terms of the 1987 Ohio Edison Capacity Purchase Agreeement between Pepco, FE, and the Allegheny Power System (APS), then transferred to the Mirant Corporation under the terms of the back-to-back provisions of the December 19, 2000 Purchased Power Agreement (PPA) between Pepco and Southern Energy, Inc. (SEI), now known as the Mirant Corporation.

Schedule Page: 326 Line No.: 7 Column: m

Excludes $ 215,331,885 of total charges paid to the West Penn Power Company, as the agent for the FirstEnergy Corporation (FE), and FE, under the terms of the 1987 Ohio Edison Capacity Purchase Agreement between Pepco, FE, and the Allegheny Power System (APS), then transferred to the Mirant Corporation under the terms of the back-to-back provisions of the December 19, 2000 Purchased Power Agreement (PPA) between Pepco and Southern Energy, Inc. (SEI), now known as Mirant Corporation.

Schedule Page: 326 Line No.: 10 Column: b

Interchange receipts resulting from the integrated economic dispatch of generation and purchased energy resources in the PJM power pool to supply load in the PJM control area.

Schedule Page: 326 Line No.: 12 Column: b

Short-term firm capacity only purchase.

Schedule Page: 326 Line No.: 14 Column: b

Footnote Linked. See note on 326, Row: 12, col/item: b

Schedule Page: 326.1 Line No.: 2 Column: b

Qualifying cogenerator or small power producer. Original contract termination date is October 31, 2021. Agreement transferred to Mirant Corporation (formerly Southern Energy, Inc. (SEI)) under back-to-back arrangements per agreement dated December 19, 2000.

Schedule Page: 326.1 Line No.: 2 Column: g

Excludes 568,625 Megawatthours of energy purchased from Panda Brandywine, L.P. under the terms of the existing 1996 agreement between Pepco and Panda Brandywine, L.P., then transferred to the Mirant Corporation under the terms of the back-to-back provisions of the December 19, 2000 Purchase Power Agreement (PPA) between Pepco and Southern Energy, Inc. (SEI), now known as the Mirant Corporation.

Schedule Page: 326.1 Line No.: 2 Column: k

Excludes $ 22,582,933 of energy charges paid to Panda Brandywine, L.P. under the terms of the existing 1996 agreement between Pepco and Panda Brandywine, L.P., then transferred to the Mirant Corporation under the terms of the back-to-back provisions of the December 19, 2000 Purchase Power Agreement (PPA) between Pepco and Southern Energy, Inc. (SEI), now known as Mirant Corporation.

Schedule Page: 326.1 Line No.: 2 Column: l

Excludes $ 52,029,866 of other charges (capacity payments) paid to Panda Brandywine, L.P. under the terms of the existing 1996 agreement between Pepco and Panda Brandywine, L.P., then transferred to the Mirant Corporation under the terms of the back-to-back provisions of the December 19, 2000 Purchase Power Agreement (PPA) between Pepco and Southern Energy, Inc. (SEI), now known as Mirant Corporation.

Schedule Page: 326.1 Line No.: 2 Column: m

Excludes $ 74,612,799 in total charges paid to Panda Brandywine, L.P. under the terms of the existing 1996 agreement between Pepco and Panda Brandywine, L.P., then transferred to the Mirant Corporation under the terms of the back-to-back provisions of the December 19, 2000 Purchase Power Agreement (PPA) between Pepco and Southern Energy, Inc. (SEI), now known as Mirant Corporation.

Schedule Page: 326.1 Line No.: 4 Column: b

Default load provider of Standard Offer Service (SOS) for energy, capacity, and ancillary services under the terms of Transition Power Agreement (TPA) between Pepco and Mirant Corporation (formerly known as Southern Energy, Inc. (SEI)) dated December 19, 2000.

Schedule Page: 326.1 Line No.: 4 Column: g

Includes purchases of 21,034,190 sales level Megawatthours of electricity under the terms of the Transition Power Agreement (TPA) between Pepco and the Mirant Corporation, dated December 19, 2000, whereby Mirant provides full requirements energy services to meet Pepco's Standard Offer Service(SOS) obligation in Maryland (through June 30, 2004) and in the District of Columbia (through January 31, 2005). Also includes 1,067,881 Megawatthours sales level to generation level adjustment and (130,375) Megawatthours of miscellaneous adjustments.

Schedule Page: 326.1 Line No.: 4 Column: l

Capacity and ancillary services charges under the terms of the Transition Power Agreement (TPA) dated December 19, 2000.

Schedule Page: 326.1 Line No.: 6 Column: b

Agreements for interconnection facilities with neighboring utilities.

Schedule Page: 326.1 Line No.: 6 Column: l

Investment carrying costs (including any applicable operating and maintenance costs) of interconnection points with neighboring utilities.

Schedule Page: 326.1 Line No.: 8 Column: b

Footnote Linked. See note on 326.1, Row: 6, col/item: b

Schedule Page: 326.1 Line No.: 8 Column: l

Footnote Linked. See note on 326.1, Row: 6, col/item: l

Schedule Page: 326.1 Line No.: 11 Column: b

Payments to customers who reduce demand at the Company's request.

Schedule Page: 326.1 Line No.: 11 Column: l

Footnote Linked. See note on 326.1, Row: 11, col/item: b

Schedule Page: 326.1 Line No.: 13 Column: b

Footnote Linked. See note on 326.1, Row: 6, col/item: b

Schedule Page: 326.1 Line No.: 13 Column: l

Footnote Linked. See note on 326.1, Row: 6, col/item: l

Schedule Page: 326.2 Line No.: 1 Column: b

Footnote Linked. See note on 326.1, Row: 6, col/item: b

Schedule Page: 326.2 Line No.: 1 Column: l

Name of Respondent	This Report is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

FOOTNOTE DATA

Footnote Linked. See note on 326.1, Row: 6, col/item: l

Schedule Page: 326.2 Line No.: 3 Column: b

Footnote Linked. See note on 326.1, Row: 6, col/item: b

Schedule Page: 326.2 Line No.: 3 Column: l

Footnote Linked. See note on 326.1, Row: 6, col/item: l

Schedule Page: 326.2 Line No.: 5 Column: b

Costs related to expenses incurred by Pepco, under terms of the PJM Operating Agreement (OA), for service related to its Standard Offer Service (SOS) default load obligations.

Schedule Page: 326.2 Line No.: 5 Column: l

Footnote Linked. See note on 326.2, Row: 5, col/item: b

Schedule Page: 326.2 Line No.: 7 Column: b

Transmission expenses pursuant to PJM Open Access Transmission Tariff (OATT).

Schedule Page: 326.2 Line No.: 7 Column: l

Charges for reactive supply and voltage control from generation sources as well as other network and transmission service charges related to the purchase of power under the terms of the PJM Interconnection, LLC Open Access Transmission Tariff (OATT).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as 'wheeling')

1. Report all transmission of electricity, i. e., wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in column (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c)
4. In column(d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:
LF - for Long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company of Public Authority) (Footnote Affiliation) (a)	Energy Received From (Company of Public Authority) (Footnote Affiliation) (b)	Energy Delivered To (Company of Public Authority) (Footnote Affiliation) (c)	Statistical Classification (d)
1	PJM Interconnection, LLC	PJM Interconnection, LLC	PJM Interconnection, LLC	OS
2				
3	Amerada Hess, Inc.	PJM Interconnection, LLC	PJM Interconnection, LLC	OS
4				
5	Consolidated Natural Gas Retail Services,	PJM Interconnection, LLC	PJM Interconnection, LLC	OS
6				
7	DTE Energy Marketing, Inc.	PJM Interconnection, LLC	PJM Interconnection, LLC	OS
8				
9	FirstEnergy Services Corporation	PJM Interconnection, LLC	PJM Interconnection, LLC	OS
10				
11	Pepco Energy Services	PJM Interconnection, LLC	PJM Interconnection, LLC	OS
12				
13	Washington Gas Energy Services, Inc.	PJM Interconnection, LLC	PJM Interconnection, LLC	OS
14				
15	Pepco Energy Services, Inc.	PJM Interconnection, LLC	PJM Interconnection, LLC	OS
16				
17				
	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)(Continued)
(Including transactions reffered to as 'wheeling')

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm service regardless of the length of the contract and service from, designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.
AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
5. In column (e), identify the FERC Rate Schedule or Tariff Number, On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.
6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.
7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demand reported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule of Tariff Number (e)	Point of Receipt (Subsatation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY		Line No.
				MegaWatt Hours Received (i)	MegaWatt Hours Delivered (j)	
PJM Tariff	PJM 500 EHV System	PJM 500 EHV System				1
						2
PJM Tariff	Pepco System	Pepco System		91,528		3
						4
PJM Tariff	Pepco System	Pepco System		595		5
						6
PJM Tariff	Pepco system	Pepco System		12,837		7
						8
PJM Tariff	Pepco System	Pepco System		1,857		9
						10
PJM Tariff	Pepco System	Pepco System		1,220,547		11
						12
PJM Tariff	Pepco System	Pepco System		3,266,033		13
						14
PJM Tariff	Pepco System	SMECO System		2,920,291		15
						16
						17
			0	**7,513,688**	**0**	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions reffered to as 'wheeling')

8. Report in column (i) and (j) the total megawatthours received and delivered.
9. In column (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity Listed in column (a). If no monetary settlement was made, enter zero (11011) in column (n). Provide a footnote explaining the nature of the non-monetary settlement, including the amount and type of energy or service rendered.
10. Provide total amounts in column (i) through (n) as the last Line. Enter "TOTAL" in column (a) as the Last Line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on Page 401, Lines 16 and 17, respectively.
11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	(Other Charges) ($) (m)	Total Revenues ($) (k+l+m) (n)	Line No.
		5,192,566	5,192,566	1
				2
				3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
0	**0**	**5,192,566**	**5,192,566**	

FOOTNOTE DATA

Schedule Page: 328 Line No.: 3 Column: i

Estimated generation-level electricity transmitted for other alternate energy suppliers in the District of Columbia and Maryland jurisdictions under those jurisdictions' retail choice programs.

Schedule Page: 328 Line No.: 3 Column: m

Included in revenue reported on page 311, line 12, column (j).

Schedule Page: 328 Line No.: 5 Column: i

Footnote Linked. See note on 328, Row: 3, col/item: i

Schedule Page: 328 Line No.: 5 Column: m

Footnote Linked. See note on 328, Row: 3, col/item: m

Schedule Page: 328 Line No.: 7 Column: i

Footnote Linked. See note on 328, Row: 3, col/item: i

Schedule Page: 328 Line No.: 7 Column: m

Footnote Linked. See note on 328, Row: 3, col/item: m

Schedule Page: 328 Line No.: 9 Column: i

Footnote Linked. See note on 328, Row: 3, col/item: i

Schedule Page: 328 Line No.: 9 Column: m

Footnote Linked. See note on 328, Row: 3, col/item: m

Schedule Page: 328 Line No.: 11 Column: i

Footnote Linked. See note on 328, Row: 3, col/item: i

Schedule Page: 328 Line No.: 11 Column: m

Footnote Linked. See note on 328, Row: 3, col/item: m

Schedule Page: 328 Line No.: 13 Column: i

Footnote Linked. See note on 328, Row: 3, col/item: i

Schedule Page: 328 Line No.: 13 Column: m

Footnote Linked. See note on 328, Row: 3, col/item: m

Schedule Page: 328 Line No.: 15 Column: i

Estimated sales-level electricity supplied by alternate supplier for transmission by Pepco to the Southern Maryland Electric Cooperative, Inc. (SMECO) sub-transmission zone within the Pepco transmission zone.

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	990,715
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	1,343,097
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	
6	BOARD OF DIRECTORS FEES AND MEETING EXPENSES	752,794
7		
8	MISCELLANEOUS EXPENSE (1 ITEM)	2,887
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	3,089,493

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.

Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.

In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.

For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.

4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant		2,029,004		2,029,004
2	Steam Product Plant	41,119			41,119
3	Nuclear Production Plant				
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant	57			57
7	Transmission Plant	13,465,726			13,465,726
8	Distribution Plant	105,752,870			105,752,870
9	General Plant	16,978,483	1,664,639		18,643,122
10	Common Plant-Electric				
11	TOTAL	136,238,255	3,693,643		139,931,898

B. Basis for Amortization Charges

Account 404 includes amortization of the cost of leasehold improvements in the Company's general office building (amortized using the straight line basis over remaining lives of leases expiring 2007 and 2017; and amortization of computer software development costs (amortized through a five-year period using the straight line basis).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	*						
13	310.20						
14	311						
15	312						
16	314						
17	315						
18	316						
19							
20	SUBTOTAL						
21							
22	341						
23	342						
24	344						
25	345						
26	346						
27							
28	SUBTOTAL						
29							
30	350.20	703					
31	352	21,380	40.00	-5.00		S3	
32	353	290,135	35.00	5.00		R4	
33	354	117,525	50.00			L3	
34	355	1,232	30.00			SQ	
35	356	47,730	40.00			S1	
36	357	64,086	50.00	-5.00		R3	
37	358	48,269	40.00	10.00		R1	
38	359	8,241	50.00			S5	
39							
40	SUBTOTAL	599,301					
41							
42	360.20	635					
43	361	94,969	50.00	-5.00		R4	
44	362.10	445,222	40.00	5.00		RO.5	
45	362.20	1,903	40.00	5.00		RO.5	
46	364	151,494	25.00	-15.00		LO	
47	365	215,407	35.00	10.00		SO	
48	366	648,676	60.00	-10.00		R1	
49	367	626,621	40.00	10.00		RO.5	
50	368	466,302	35.00	5.00		SO.5	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	369.10	26,742	40.00	7.00		RO.5	
13	369.20	77,702	30.00	-10.00		S5	
14	369.30	155,853	25.00	10.00		R3	
15	370	130,329	30.00			S5	
16	371	3,208	15.00			S4	
17	373.10	18,019	15.00			S3	
18	373.2	14,507	25.00			RO.5	
19	373.40	818	15.00	-10.00		R4	
20							
21	SUBTOTAL	3,078,407					
22							
23	389.20	114					
24	390	84,045	50.00	-10.00		SO	
25	391.10	13,613	25.00	5.00		LO	
26	391.20	3,480	25.00	5.00		LO	
27	391.30	45,691	25.00	5.00		LO	
28	391.40						
29	392						
30	393	1,764	25.00			S5	
31	394	6,365	30.00	5.00		R2	
32	395	6,993	30.00			R2	
33	396	783	15.00	5.00		R5	
34	397	127,389	20.00			S2	
35	398	1,431	10.00			SC	
36							
37	SUBTOTAL	291,668					
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50	TOTAL	3,969,376					

Name of Respondent	This Report is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 336 Line No.: 12 Column: a

Wholesale Operations Only (Columns c-g). Information was filed in 1999 for the District of Columbia and in 1998 for Maryland.

Schedule Page: 336 Line No.: 40 Column: e

Functional Rate 3.006%

Schedule Page: 336 Line No.: 40 Column: g

Remaining Life 23.2 Years.

Schedule Page: 336 Line No.: 44 Column: a

Includes station equipment system use.

Schedule Page: 336 Line No.: 45 Column: a

Includes station equipment individual customer use.

Schedule Page: 336.1 Line No.: 12 Column: a

Includes overhead services.

Schedule Page: 336.1 Line No.: 13 Column: a

Includes underground services.

Schedule Page: 336.1 Line No.: 14 Column: a

Includes underground cable.

Schedule Page: 336.1 Line No.: 17 Column: a

Includes overhead street lighting and signals.

Schedule Page: 336.1 Line No.: 18 Column: a

Includes underground street lighting and signals.

Schedule Page: 336.1 Line No.: 19 Column: a

Includes dusk-to-dawn lighting.

Schedule Page: 336.1 Line No.: 21 Column: e

Functional Rate 2.786%

Schedule Page: 336.1 Line No.: 21 Column: g

Remaining Life 26.0 Years.

Schedule Page: 336.1 Line No.: 23 Column: a

Includes easements.

Schedule Page: 336.1 Line No.: 25 Column: a

Includes office furniture and fixtures.

Schedule Page: 336.1 Line No.: 26 Column: a

Includes data handling equipment.

Schedule Page: 336.1 Line No.: 27 Column: a

Includes information systems.

Schedule Page: 336.1 Line No.: 37 Column: e

Functional Rate 4.395%.

Name of Respondent	This Report is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 336.1 Line No.: 37 Column: g

Remaining Life 18.2 Years.

Schedule Page: 336.1 Line No.: 50 Column: b

Depreciable Plant balances are as of 12/31/01.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	(a) Account 425 - Miscellaneous Amortization	
2		
3	(b) Account 426- Miscellaneous Income Deductions	
4		
5	Account 426.10 - Donations:	
6	United Way of the National Capital Area	430,000
7	Salvation Army	100,000
8	Miscellaneous Donations - 251 items	1,290,692
9		
10	Total - 426.10	1,820,692
11		
12	Account 426.20 - Life Insurance	
13		
14	Total - 426.20	
15		
16	Account 426.30 - Penalties:	
17	Miscellaneous Penalties - 26 Items	1,335
18		
19	Total - 426.30	1,335
20		
21	Account 426.40 - Expenditures for Certain	
22	Civic, Political and Related Activities	
23	Federal Lobbying Activities	233,727
24	Governmental Affairs Consultants	60,000
25	Edison Electric Institute (Direct Lobbying)	147,838
26	Edison Electric Institute (Separately Funded	
27	Activity Industry Assessment)	67,385
28	Miscellaneous	479,621
29		
30	Total - 426.40	988,571
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Account 426.50 - Other Deductions:	
2	Employee Memberships and Expenses in Civic	
3	and Non-Industry Related Organizations	476,495
4	Adjustment of No. 4 oil at the M Street Terminal	
5	associated with divestiture of generation assets	130,195
6	Litigation Settlements	130,244
7	MMIS Generation Inventory accrual adjustment	-114,335
8	Write off of 69KV distribution system costs	
9	Prince George's County, Maryland	51,294
10	Various Minor Items	10,305
11	Total - 426.50	684,198
12		
13	Account 426.1-426.5- Miscellaneous Income Deductions	3,494,796
14		
15	Total - 426.1 - 426.5	3,494,796
16		
17	(c) Account 430 - Interest on Debt to Associated	
18	Companies Interest rate of 7 3/8% *	9,503,866
19		
20	Total - 430	9,503,866
21		
22	(d) Account 431 - Other Interest Expense	
23	Interest on Short - Term Borrowings	
24	Commerical Paper (weighted average	
25	interest rate of 4.46%)	6,810,007
26	Short - Term Promissory Note	
27	(interest rate of 6.50%)	22,260
28	Interest on Customer Deposits (Maryland	
29	6.08% per annum and District of	
30	Columbia 6.08% per annum)	1,503,659
31	Miscellaneous Interest	158,393
32		
33	Total - 431	8,494,319
34		
35	*Interest on $128,865,980 in Junior Subordinated	
36	Debentures held by Potomac Electric Power	
37	Company Trust I.	
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	OPC/PSC of DC Case No. 991 - Investigation				
2	into Explosions Occuring in or around the				
3	underground Distribution System	538,100		538,100	
4					
5	PSC/OPC of DC Order No. 1002 Joint				
6	Application of PEPCO and New RC, Inc. for				
7	Authorization and Approval of Merger				
8	Transactions	589,550	81	589,631	
9					
10	PSC/OPC of DC Case No. 945 - Investigation				
11	into Electric Services , Market Competition				
12	and Regulatory Policies	388,000	548	388,548	
13					
14	PSC/OPC of DC Case No. 11919 Investigation				
15	into Public Space Occupancy Surcharge	35,000		35,000	
16					
17	PSC/OPC of DC Case 12153 Accounting and				
18	Depreciation Practices of PEPCO	46,251		46,251	
19					
20	MD Case No. 8820 - Code of Conduct		120,562	120,562	
21					
22	FERC - annual assessment fee	290,843		290,843	
23					
24	PJM Restructuring		35,549	35,549	
25					
26	Bulk Power Support Activities		40,568	40,568	
27					
28	Minor Items - DC, MD, Other	21,850	34,259	56,109	
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	1,909,594	231,567	2,141,161	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
							1
							2
Electric	928	538,100					3
							4
							5
							6
							7
Electric	186	589,550					8
	928	81					9
							10
							11
Electric	186	388,000					12
	928	548					13
							14
Electric	928	35,000					15
							16
							17
Electric	928	46,251					18
							19
Electric	928	120,562					20
							21
Electric	928	290,843					22
							23
Electric	928	35,549					24
							25
Electric	928	40,568					26
							27
Electric	928	56,109					28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		2,141,161					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES

1. Describe and show below costs incurred and accounts charged during the year for technological research, development, and demonstration (R, D & D) project initiated, continued or concluded during the year. Report also support given to others during the year for jointly-sponsored projects.(Identify recipient regardless of affiliation.) For any R, D & D work carried with others, show separately the respondent's cost for the year and cost chargeable to others (See definition of research, development, and demonstration in Uniform System of Accounts).
2. Indicate in column (a) the applicable classification, as shown below:

Classifications:

A. Electric R, D & D Performed Internally:
- (1) Generation
  - a. hydroelectric
    - i. Recreation fish and wildlife
    - ii Other hydroelectric
  - b. Fossil-fuel steam
  - c. Internal combustion or gas turbine
  - d. Nuclear
  - e. Unconventional generation
  - f. Siting and heat rejection
- (3) Transmission
  - a. Overhead
  - b. Underground
- (4) Distribution
- (5) Environment (other than equipment)
- (6) Other (Classify and include items in excess of $5,000.)
- (7) Total Cost Incurred

B. Electric, R, D & D Performed Externally:
- (1) Research Support to the electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1	B(1)	Electric Power Research Institute - General Research Support
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation, type of appliance, etc.). Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A (6) and B (4)) classify items by type of R, D & D activity.
4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. Show in column (f) the amounts related to the account charged in column (e)
5. Show in column (g) the total unamortized accumulating of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.
6. If costs have not been segregated for R, D &D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."
7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR		Unamortized Accumulation (g)	Line No.
		Account (e)	Amount (f)		
	795,950	401	795,950		1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production	23,056		
4	Transmission	1,674,829		
5	Distribution	11,514,092		
6	Customer Accounts	18,589,696		
7	Customer Service and Informational	1,019,373		
8	Sales			
9	Administrative and General	31,985,780		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	64,806,826		
11	Maintenance			
12	Production	15,051		
13	Transmission	4,314,952		
14	Distribution	14,329,232		
15	Administrative and General	60,441		
16	TOTAL Maint. (Total of lines 12 thru 15)	18,719,676		
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)	38,107		
19	Transmission (Enter Total of lines 4 and 13)	5,989,781		
20	Distribution (Enter Total of lines 5 and 14)	25,843,324		
21	Customer Accounts (Transcribe from line 6)	18,589,696		
22	Customer Service and Informational (Transcribe from line 7)	1,019,373		
23	Sales (Transcribe from line 8)			
24	Administrative and General (Enter Total of lines 9 and 15)	32,046,221		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	83,526,502	10,691,375	94,217,877
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	*Administrative and General* (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	83,526,502	10,691,375	94,217,877
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	40,455,819	18,605,616	59,061,435
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)	40,455,819	18,605,616	59,061,435
69	Plant Removal (By Utility Departments)			
70	Electric Plant	2,647,876	167,678	2,815,554
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)	2,647,876	167,678	2,815,554
74	Other Accounts (Specify):			
75				
76	Clearing Account (184)	31,863,303	-25,397,246	6,466,057
77				
78	Stores	4,732,927	-4,067,423	665,504
79				
80	Other (143, 146, 182.3, 183, 186, 418,			
81	421and 426)	6,284,020		6,284,020
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	42,880,250	-29,464,669	13,415,581
96	TOTAL SALARIES AND WAGES	169,510,447		169,510,447

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)	Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY		21	DISPOSITION OF ENERGY	
2	Generation (Excluding Station Use):		22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	25,196,122
3	Steam	31,565			
4	Nuclear		23	Requirements Sales for Resale (See instruction 4, page 311.)	5,337
5	Hydro-Conventional				
6	Hydro-Pumped Storage		24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	2,920,291
7	Other	1			
8	Less Energy for Pumping		25	Energy Furnished Without Charge	
9	Net Generation (Enter Total of lines 3 through 8)	31,566	26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	84,448
10	Purchases	21,971,696	27	Total Energy Losses	1,310,752
11	Power Exchanges:		28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	29,516,950
12	Received				
13	Delivered				
14	Net Exchanges (Line 12 minus line 13)				
15	Transmission For Other (Wheeling)				
16	Received	7,513,688			
17	Delivered				
18	Net Transmission for Other (Line 16 minus line 17)	7,513,688			
19	Transmission By Others Losses				
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	29,516,950			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January	2,684,141		4,570	2	7 pm
30	February	2,255,361		4,637	22	7 pm
31	March	2,406,534		4,326	6	7 pm
32	April	2,103,888		4,290	23	5 pm
33	May	2,262,843		4,626	4	4 pm
34	June	2,737,599		5,817	29	3 pm
35	July	2,817,951		5,906	24	6 pm
36	August	3,089,850		6,140	9	7 pm
37	September	2,384,999		5,120	10	4 pm
38	October	2,228,232		4,001	4	5 pm
39	November	2,143,587		3,727	20	6 pm
40	December	2,401,965		4,183	31	9 am
41	TOTAL	29,516,950				

Name of Respondent	This Report is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 401 Line No.: 3 Column: b

Pepco share of Conemaugh Generating Station steam units'output for January 1, 2001 through January 8, 2001 prior to the closing on the sale and divestiture of Pepco's share in the Conemaugh Generating Station on January 9, 2001.

Schedule Page: 401 Line No.: 7 Column: b

Pepco share of Conemaugh diesel units' output for January 1, 2001 through January 8, 2001 prior to the sale and divestiture of the Pepco share of the Conemaugh Generating Station on January 9, 2001.

Schedule Page: 401 Line No.: 9 Column: b

Footnote Linked. See note on 401, Row: 3, col/item: b

Schedule Page: 401 Line No.: 10 Column: b

Includes purchases of 21,034,190 sales level Megawatthours of electricity under the terms of the Transition Power Agreement (TPA) between Pepco and the Mirant Corporation, dated December 19, 2000, whereby Mirant provides full requirements energy services to meet Pepco's Standard Offer Service(SOS) obligation in Maryland (through June 30, 2004) and in the District of Columbia (through January 31, 2005). Also includes 1,067,881 Megawatthours sales level to generation level adjustment and (130,375) Megawatthours of miscellaneous adjustments.

Schedule Page: 401 Line No.: 16 Column: b

Estimated generation-level electricity transmitted for other alternate energy suppliers in the District of Columbia and Maryland jurisdictions under those jurisdictions' retail choice programs.

Schedule Page: 401 Line No.: 18 Column: b

Footnote Linked. See note on 401, Row: 16, col/item: b

Schedule Page: 401 Line No.: 20 Column: b

Excludes station power & light reclassified as retail load service in accordance with 94 FERC '|| 61,892, issued March 14, 2001, effective July 1, 2001, in the following months as listed:

MONTH	MWH
February 2001	793
March 2001	888
September 2001	702
December 2001	648
TOTAL	**3,031**

Schedule Page: 401 Line No.: 22 Column: b

Megawatthours of Standard Offer Service (SOS) energy supply, as well as transmission and distribution sales (which includes 7,513,688 megawatthours of alternate suppliers' energy under Maryland and District of Columbia retail choice programs) of electricity by Pepco to ultimate consumers.

Schedule Page: 401 Line No.: 24 Column: b

Energy furnished by alternate supplier and transmitted by Pepco to the Southern Maryland Electric Cooperative, Inc. (SMECO) sub-transmission zone within the Pepco transmission zone for distribution.

Schedule Page: 401 Line No.: 26 Column: b

Footnote Linked. See note on 401, Row: 20, col/item: b

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 401 Line No.: 28 Column: b

Footnote Linked. See note on 401, Row: 20, col/item: b

Schedule Page: 401 Line No.: 30 Column: b

Footnote Linked. See note on 401, Row: 20, col/item: b

Schedule Page: 401 Line No.: 31 Column: b

Footnote Linked. See note on 401, Row: 20, col/item: b

Schedule Page: 401 Line No.: 37 Column: b

Footnote Linked. See note on 401, Row: 20, col/item: b

Schedule Page: 401 Line No.: 40 Column: b

Footnote Linked. See note on 401, Row: 20, col/item: b

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: *Conemaugh* (b)			Plant Name: *Conemaugh (Diesel)* (c)		
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	Steam			Internal Combustion		
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	Outdoor Boiler			Full Outdoor		
3	Year Originally Constructed	1970			1970		
4	Year Last Unit was Installed	1971			1970		
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	182.00			1.00		
6	Net Peak Demand on Plant - MW (60 minutes)	0			0		
7	Plant Hours Connected to Load	192			1		
8	Net Continuous Plant Capability (Megawatts)	0			0		
9	When Not Limited by Condenser Water	165			1		
10	When Limited by Condenser Water	165			1		
11	Average Number of Employees	0			0		
12	Net Generation, Exclusive of Plant Use - KWh	31566000			0		
13	Cost of Plant: Land and Land Rights	0			0		
14	Structures and Improvements	0			0		
15	Equipment Costs	0			0		
16	Total Cost	0			0		
17	Cost per KW of Installed Capacity (line 5)	0.0000			0.0000		
18	Production Expenses: Oper, Supv, & Engr	2753			0		
19	Fuel	334155			93		
20	Coolants and Water (Nuclear Plants Only)	0			0		
21	Steam Expenses	24510			0		
22	Steam From Other Sources	0			0		
23	Steam Transferred (Cr)	0			0		
24	Electric Expenses	2613			0		
25	Misc Steam (or Nuclear) Power Expenses	19238			0		
26	Rents	188			0		
27	Allowances	0			0		
28	Maintenance Supervision and Engineering	30900			0		
29	Maintenance of Structures	3591			0		
30	Maintenance of Boiler (or reactor) Plant	20287			0		
31	Maintenance of Electric Plant	2940			657		
32	Maintenance of Misc Steam (or Nuclear) Plant	143			0		
33	Total Production Expenses	441318			750		
34	Expenses per Net KWh	0.0140			0.0000		
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Coal	Gas	#2 Oil	#2 Oil		
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	Tons	Mcf	Barrels	Barrels		
37	Quantity (units) of Fuel Burned	12164	0	0	0	0	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	12416	0	0	0	0	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	26.270	0.000	0.000	0.000	0.000	0.000
40	Average Cost of Fuel per Unit Burned	27.236	0.000	0.000	0.000	0.000	0.000
41	Average Cost of Fuel Burned per Million BTU	1.097	0.000	0.000	0.000	0.000	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	0.011	0.000	0.000	0.000	0.000	0.000
43	Average BTU per KWh Net Generation	9569.000	0.000	0.000	0.000	0.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) *(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: (d)			Plant Name: (e)			Plant Name: (f)			Line No.
									1
									2
									3
									4
0.00			0.00			0.00			5
0			0			0			6
0			0			0			7
0			0			0			8
0			0			0			9
0			0			0			10
0			0			0			11
0			0			0			12
0			0			0			13
0			0			0			14
0			0			0			15
0			0			0			16
0.0000			0.0000			0.0000			17
0			0			0			18
0			0			0			19
0			0			0			20
0			0			0			21
0			0			0			22
0			0			0			23
0			0			0			24
0			0			0			25
0			0			0			26
0			0			0			27
0			0			0			28
0			0			0			29
0			0			0			30
0			0			0			31
0			0			0			32
0			0			0			33
0.0000			0.0000			0.0000			34
									35
									36
0	0	0	0	0	0	0	0	0	37
0	0	0	0	0	0	0	0	0	38
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	39
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	40
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	41
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	42
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	43

Name of Respondent Potomac Electric Power Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 402 Line No.: 1 Column: b

On January 8, 2001, the Company completed the sale of its 9.72 percent interest in the Conemaugh Generating Station to PPL Global, Inc., and Allegheny Energy Supply Company, LLC.

Schedule Page: 402 Line No.: 16 Column: b

On January 8, 2001, the Company completed the sale of its 9.72 percent interest in the Conemaugh Generating Station to PPL Global, Inc., and Allegheny Energy Supply Company, LLC.

BLANK PAGE
(Next Page 422)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Tower Lines-500,000V							
2								
3	Conemaugh Gen. Station, PA	MD-PA State line	500.00		Tower	34.07		1
4								
5	Sub. 66, MD	Mt. Airy, Tap	500.00		Tower	18.12		2
6								
7	Sub. 66, MD	High Ridge, BG&E	500.00		Tower	2.60		1
8					Steel Pole	7.60		
9	Chalk Point Gen. Sta., MD	Calvert Cliffs, BG&E	500.00		Tower	8.70		1
10					Steel Pole	0.90		
11	Chalk Point Gen. Sta., MD	Sub. 202, MD	500.00		Tower	19.43		1
12								
13	Sub. 202, MD	Possum Point	500.00		Tower	32.25		1
14		(VEPCO Tie), VA						
15	Tower Lines-230,000V							
16								
17	Panda Gen. Station, MD	Sub 202, MD	230.00		Tower			1
18					Steel Pole	3.91		
19	Dickerson Gen. Station	Potomac River						
20	MD East Line	(VEPCO Tie), VA	230.00		Tower	7.24		1
21								
22	Dickerson Gen. Station	Sub. 118, MD						
23	MD South Line		230.00		Tower	10.60		2
24								
25	Station H	Sub. 118, MD						
26	MD North Line		230.00		Tower	10.03		2
27								
28	Dickerson Gen. Station	Station H			Single Pole			
29	North Line		230.00		Steel	0.57		1
30	South Line		230.00		Steel			1
31	Sub. 165, MD	Sub. 120, MD						
32	North Line		230.00		Tower		13.83	1
33								
34	Sub. 118, MD	Sub. 165, MD						
35	North Line		230.00		Tower	11.32		2
36					TOTAL	610.63	154.21	113

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the *arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing* expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
								1
								2
2,493 MCM	482,125	4,900,836	5,382,961	117,116			117,116	3
								4
1,590 MCM	3,152,420	14,398,030	17,550,450					5
								6
1,590 MCM	2,807,942	6,402,701	9,210,643					7
A.C.S.R.	8,207,833	18,717,561	26,925,394					8
1,590 MCM	1,405,898	13,580,933	14,986,831					9
A.C.S.R.	145,438	1,426,858	1,572,296					10
1,590 MCM	1,600,070	16,508,171	18,108,241					11
								12
1,590 MCM	4,219,187	22,750,886	26,970,073					13
A.C.S.R.								14
								15
								16
1,590 MCM								17
A.C.S.R.								18
								19
1,033.5 MCM	229,029	792,508	1,021,537					20
								21
								22
1,590 MCM	141,162	4,770,426	4,911,588					23
								24
								25
1,590 MCM	141,162	6,562,113	6,703,275					26
								27
								28
1,590 MCM		549,459	549,459					29
A.C.S.R.		549,458	549,458					30
								31
1,590 MCM	124,336	1,367,968	1,492,304					32
								33
								34
1,590 MCM	224,169	1,878,613	2,102,782					35
	30,919,320	286,696,498	317,615,818	663,094	1,160,297	7,635,425	9,458,816	36

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	South Line		230.00		Tower	11.32		2
2	Tower Lines-230,000V							
3	(continued)							
4	Sub. 165, MD	Sub. 66, MD						
5	North Line		230.00		Tower	3.60		1
6	South Line		230.00		Tower	3.60		1
7	Sub. 66, MD	Sub. 120, MD						
8	North Line		230.00		Tower	10.23		1
9	South Line		230.00		Tower	10.23		1
10	Sub. 165, MD	Sub. 120, MD						
11	South Line		230.00		Tower		13.83	1
12								
13	Sub. 120, MD	Sub. 162, MD						
14	North Line		230.00		Tower		9.48	1
15	South Line		230.00		Tower		9.48	1
16	Sub. 120, MD	Sub. 122, MD						
17	East Line		230.00		Tower	20.73		1
18	West Line		230.00		Tower	20.73		1
19	Sub. 162, MD	Sub. 122, MD						
20	East Line		230.00		Tower		11.25	1
21								
22	Sub. 162, MD	Chalk Point Generating						
23	West Line	Station, MD	230.00		Tower		33.30	1
24								
25	Sub. 122, MD	Chalk Point Generating						
26	East Line	Station, MD	230.00		Tower	22.05		2
27	West Line		230.00		Tower	22.05		1
28	Sub. 122, MD	Sub. 166, MD						
29	West Line		230.00		Tower		10.27	1
30	East Line		230.00		Tower	10.27		2
31	Morgantown Generating	Sub. 196, MD						
32	Station, MD							
33	East Line		230.00		Tower	11.15		1
34	West Line		230.00		Tower	11.15		1
35	Sub. 196, MD	Sub. 166, MD						
36					TOTAL	610.63	154.21	113

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
A.C.S.R	225,669	983,587	1,209,256					1
								2
								3
								4
1,590 MCM	34,404	214,797	249,201					5
A.C.S.R.	34,404	171,333	205,737					6
								7
1,590 MCM	89,932	569,006	658,938					8
A.C.S.R.	89,932	393,342	483,274					9
								10
1,590 MCM	124,337	553,075	677,412					11
								12
								13
1,590 MCM	167,948	452,859	620,807					14
A.C.S.R.	167,948	423,930	591,878					15
								16
1,590 MCM	309,827	894,214	1,204,041					17
A.C.S.R.	309,827	932,995	1,242,822					18
								19
1,590 MCM	141,879	448,162	590,041					20
								21
								22
1,590 MCM	269,687	1,647,195	1,916,882					23
								24
								25
1,590 MCM	255,616	2,093,827	2,349,443					26
A.C.S.R.	127,808	1,099,973	1,227,781					27
								28
1,590 MCM	85,904	463,336	549,240					29
A.C.S.R.	171,806	924,740	1,096,546					30
								31
								32
1,590 MCM	101,285	499,483	600,768					33
A.C.S.R.	101,284	499,169	600,453					34
1,590 MCM								35
	30,919,320	286,696,498	317,615,818	663,094	1,160,297	7,635,425	9,458,816	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	East Line		230.00		Tower	15.24		1
2	Tower Lines-230,000V							
3	(continued)							
4	Morgantown Generating	Sub. 166, MD						
5	Station, MD							
6	East Line		230.00		Tower			1
7	West Line		230.00		Tower		26.39	1
8	Sub. 196, MD	Sub. 122, MD						
9	West Line		230.00		Tower	25.51		1
10								
11	Sub. 166, MD	Sub. 202, MD						
12	North Line		230.00		Tower	4.43		2
13	South Line		230.00		Tower	4.43		1
14	Sub. 202, MD	Sub. 84, MD						
15	North Line		230.00		Tower	6.05		2
16	South Line		230.00		Tower	6.05		2
17	Sub. 122, MD	Sub. 123, MD						
18	North Line		230.00		Tower	5.01		2
19	South Line		230.00		Tower	5.01		2
20	Chalk Point Generating	Sub. 195, MD						
21	Station, MD		230.00		Tower	11.29		2
22	Sub. 195, MD	Morgantown Generating						
23		Station, MD	230.00		Tower	10.36		2
24	Sub. 118, MD	Sub. 121, MD			Single Pole			
25	North Line		230.00		Steel	11.38		2
26	South Line		230.00		Tower	11.38		2
27	Sub. 165, MD	Sub. 158, MD						
28	West Line		230.00		Tower	4.26		2
29	East Line		230.00		Tower	4.26		2
30	Sub. 120, MD	Sub. 163, MD						
31	East Line		230.00		Tower	6.53		2
32								
33	West Line		230.00		Steel Pole	6.53		2
34								
35								
36					TOTAL	610.63	154.21	113

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
A.C.S.R.	135,359	682,701	818,060					1
								2
								3
								4
								5
1,590 MCM	236,644	1,171,348	1,407,992					6
A.C.S.R.	236,644	1,171,040	1,407,684					7
1,590 MCM								8
A.C.S.R.	221,263	1,143,397	1,364,660					9
								10
								11
1,590 MCM	331,112	1,598,826	1,929,938					12
A.C.S.R.	165,556	754,580	920,136					13
								14
1,590 MCM	373,295	617,251	990,546					15
A.C.S.R.	373,294	1,478,089	1,851,383					16
								17
1,033.5 MCM	108,678	405,343	514,021					18
A.C.S.R.	108,680	426,698	535,378					19
1,590 MCM								20
A.C.S.R.	156,366	1,093,727	1,250,093					21
1,590 MCM								22
A.C.S.R.	143,484	1,455,190	1,598,674					23
								24
1,590 MCM	412,340	6,570,248	6,982,588					25
A.C.S.R.M	412,340	12,613,435	13,025,775					26
								27
1,033.5 MCM	676,173	344,164	1,020,337					28
A.C.S.R.	676,173	1,135,406	1,811,579					29
								30
1,033.5 MCM	39,975	958,293	998,268					31
								32
1,590 MCM	39,974	6,863,147	6,903,121					33
								34
								35
	30,919,320	286,696,498	317,615,818	663,094	1,160,297	7,635,425	9,458,816	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Tower Lines-230,000V							
2	(continued)							
3	Sub. 163, MD	Sub. 27, MD						
4	East Line		230.00		Tower	3.31		2
5								
6	West Line		230.00		Steel Pole	3.31		2
7								
8	Pipe Type Cable Lines-							
9	230,000V							
10	Benning Generating	Sub. 123, MD	230.00		Underground	5.34		1
11	Station, D.C.				Construction			
12								
13	Benning Generating	Sub. 123, MD	230.00		Underground	5.34		1
14	Station, D.C.				Construction			
15								
16	Buzzard Point Generating	Sub. 123, MD	230.00		Underground	10.98		1
17	Station, D.C.				Construction			
18	Buzzard Point Generating	Sub. 136, MD	230.00		Underground	7.03		2
19	Station, D.C.				Construction			
20	Potomac River Generating	Sub. 83, D.C.	230.00		Underground	4.74		4
21	Station, VA				Construction			
22	Sub. 83, D.C.	Sub. 84, MD	230.00		Underground	10.46		2
23					Construction			
24	Sub. 136, D.C.	Sub. 84, MD	230.00		Underground	14.02		2
25					Construction			
26								
27	Pipe Type Cable Lines-							
28	138,000V							
29	Sub. 121, MD	Sub. 6, MD	138.00		Underground	9.34		2
30					Construction			
31	Sub. 121, MD	Sub. 129, D.C.	138.00		Underground	18.38		2
32					Construction			
33	Sub. 6, MD	Sub. 129, D.C.	138.00		Underground	4.99		1
34					Construction			
35								
36					TOTAL	610.63	154.21	113

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
								1
								2
								3
1,033.5 MCM	20,262	382,069	402,331					4
								5
1,590 MCM	20,262	3,379,926	3,400,188					6
								7
								8
								9
2,500 MCM		4,656,809	4,656,809					10
3,000 MCM								11
								12
2,500 MCM		5,908,195	5,908,195					13
3,000 MCM								14
								15
1,500 MCM		3,324,563	3,324,563					16
Cu.								17
3,000 MCM		8,939,149	8,939,149					18
Cu.								19
2,500 MCM		5,670,670	5,670,670					20
Cu.								21
3,000 MCM	326,312	11,261,192	11,587,504					22
Cu.								23
3,000 MCM		15,018,019	15,018,019					24
Cu.								25
								26
								27
								28
1,250 MCM	14,866	2,736,834	2,751,700					29
Cu.								30
1,250 MCM		10,629,846	10,629,846					31
Cu.								32
1,250 MCM		11,764,824	11,764,824					33
Cu.								34
								35
	30,919,320	286,696,498	317,615,818	663,094	1,160,297	7,635,425	9,458,816	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Pipe Type Cable Lines-							
2	138,000V (continued)							
3	Sub. 6, MD	Sub. 2, D.C.	138.00		Underground	9.52		1
4					Construction			
5	Sub. 129, D.C.	Sub. 2, D.C.	138.00		Underground	4.85		1
6					Construction			
7	Sub. 2, D.C.	Sub. 52, D.C.	138.00		Underground	0.46		1
8					Construction			
9	Sub. 52, D.C.	Buzzard Point Generating	138.00		Underground	3.36		1
10		Station, D.C.			Construction			
11	Sub. 52, D.C.	Buzzard Point Generating	138.00		Underground	3.12		1
12		Station, D.C.			Construction			
13	Sub. 2, D.C.	Sub. 18, D.C.	138.00		Underground	2.46		1
14					Construction			
15	Sub. 18, D.C.	Sub. 52, D.C.	138.00		Underground	1.87		1
16					Construction			
17	Sub. 18, D.C.	Buzzard Point Generating	138.00		Underground	1.68		1
18		Station, D.C.			Construction			
19	Sub. 18, D.C.	Buzzard Point Generating	138.00		Underground	1.36		1
20		Station, D.C.			Construction			
21	Buzzard Point Generating	Sub. 123, MD	138.00		Underground	10.83		1
22	Station, D.C.				Construction			
23								
24								
25	Steel Pole Lines		115.00		Single Pole		26.38	6
26					Steel			
27								
28								
29	115 KV Pipe Type		115.00		Underground	11.71		5
30	Cable Lines				Construction			
31								
32								
33	Expenses (excluding those							
34	applicable to jointly owned							
35	line)							
36					TOTAL	610.63	154.21	113

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
								1
								2
1,250 MCM		13,194,893	13,194,893					3
Cu.								4
1,250 MCM		1,433,307	1,433,307					5
Cu.								6
1,250 MCM		238,516	238,516					7
Cu.								8
1,250 MCM		1,993,889	1,993,889					9
Cu.								10
1,250 MCM		2,978,513	2,978,513					11
Cu.								12
1,250 MCM		1,543,856	1,543,856					13
Cu.								14
1,250 MCM		1,266,990	1,266,990					15
Cu.								16
1,250 MCM		669,447	669,447					17
Cu.								18
1,250 MCM		1,672,164	1,672,164					19
Cu.								20
1,250 MCM		3,045,615	3,045,615					21
Cu.								22
								23
								24
1,033.5 MCM		2,061,236	2,061,236					25
A.C.S.R.								26
								27
								28
750 MCM		4,021,549	4,021,549					29
Cu.								30
								31
								32
				545,978	1,160,297	7,635,425	9,341,700	33
								34
								35
	30,919,320	286,696,498	317,615,818	663,094	1,160,297	7,635,425	9,458,816	36

Name of Respondent	This Report is:	Date of Report	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 422 Line No.: 3 Column: f

Represents the Company's share (an undivided 27% interest) in a 126.19 mile transmission line owned jointly with eight other (non-associated) utilities. Owners have an operating agreement with PECO Energy and GPU (Metropolitan Edison Company) and share expenses in proportion to share of ownership.

Schedule Page: 422 Line No.: 17 Column: f

Feeder installed by Panda-Brandywine for Pepco ownership. Feeder is the electrical interconnection between Pepco and Panda.

Schedule Page: 422 Line No.: 18 Column: f

Feeder installed by Panda-Brandywine for Pepco ownership. Feeder is the electrical interconnection between Pepco and Panda.

Schedule Page: 422.3 Line No.: 31 Column: a

Includes two taps to Sub. 6, MD.

Schedule Page: 422.4 Line No.: 25 Column: g

Represents 20.58 miles constructed on steel poles owned by Consolidated Rail Corp., and 5.8 miles owned by Consolidated Rail Corp. but operated by Potomac Electric Power Company.

BLANK PAGE
(Next Page 426)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Substation No. 2, Washington, DC	Distribution	138.00	13.80	
2		Transmission	138.00	138.00	
3	Substation No. 4, Riverdale, MD	Distribution	34.50	13.80	
4	Substation No. 6, Bethesda, MD	Distribution	34.50	13.80	
5		Distribution	138.00	34.50	
6	Substation No. 7, Washington, DC.	Distribution	230.00	13.00	
7	Substation No. 8, Washington, DC.	Distribution	34.50	4.00	
8		Distribution	34.50	13.80	
9	Substation No. 9, Silver Spring, MD	Distribution	69.00	13.80	
10		Distribution	34.50	13.80	
11	Substation No. 10, Washington, DC	Distribution	69.00	13.80	
12	Substation No. 12, Washington, DC	Distribution	13.80	4.00	
13		Distribution	13.80	13.80	
14		Distribution	69.00	13.80	
15	Substation No. 13, Washington , DC	Distribution	34.50	4.00	
16		Distribution	34.50	13.80	
17	Substation No. 15, Oakland, MD	Distribution	69.00	13.80	
18	Substation No. 18, Washington DC	Distribution	138.00	13.80	
19	Substation No. 20, Potomac, MD	Distribution	69.00	13.80	
20	Substation No. 21, Washington DC	Distribution	34.50	13.80	
21	Substation No. 24, Rockville, MD	Distribution	69.00	13.80	
22	Substation No. 25, Washington DC	Distribution	13.80	4.00	
23		Distribution	69.00	13.80	
24		Distribution	13.80	13.80	
25	Substation No. 26, Silver Spring, MD	Distribution	69.00	13.80	
26	Substation No. 27, Takoma Park, MD	Distribution	34.50	4.00	
27		Distribution	34.50	13.80	
28		Distribution	69.00	34.50	
29		Distribution	230.00	34.50	
30		Distribution	230.00	69.00	
31	Substation No. 28, Washington DC	Distribution	13.80	4.00	
32	Substation No. 30, Seat Pleasant, MD	Distribution	13.80	4.00	
33	Substation No. 31, Gaithersburg, MD	Distribution	69.00	13.80	
34	Substation No. 33, Washington, DC	Distribution	34.50	13.80	
35	Substation No. 38, Washington, DC	Distribution	34.50	13.80	
36		Distribution	34.50	4.00	
37		Distribution	13.80	4.00	
38	Substation No. 40, Washington, DC	Distribution	13.80	4.00	
39	Substation No. 41, Washington, DC	Transmission	230.00	69.00	
40		Transmission	115.00	69.00	

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
200	4					1
			Regulating Trans.	2	300	2
40	2					3
120	4					4
300	4					5
200	4					6
13	2					7
60	3					8
38	1					9
60	3					10
150	3					11
28	3					12
			Voltage Regulator	12	3	13
120	4					14
21	3					15
60	3					16
90	3					17
200	4					18
90	3					19
120	4					20
90	3					21
23	5					22
90	3					23
			Voltage Regulator	5	3	24
90	3					25
13	2					26
45	3	1				27
45	1					28
300	3					29
350	2					30
25	4					31
6	1					32
60	2					33
40	2					34
80	4					35
6	1					36
6	1					37
25	4					38
500	2					39
300	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Substation No. 42, Washington, DC	Transmission	230.00	138.00	
2	Substation No. 44, Colesville, MD	Distribution	69.00	13.80	
3	Substation No. 48, Washington, DC.	Distribution	13.80	4.00	
4	Substation No. 49, Gaithersburg, MD	Distribution	69.00	13.80	
5	Substation No. 52, Washington, DC	Distribution	138.00	13.80	
6	Substation No. 56, Montgomery Village, MD	Distribution	69.00	13.80	
7	Substation No. 58, Coral Hills, MD	Distribution	13.80	4.00	
8	Substation No. 59, Oxon Hill, MD	Distribution	69.00	13.80	
9	Substation No. 61, Washington, DC	Distribution	13.80	4.00	
10	Substation No. 64, Washington, DC	Distribution	13.80	4.00	
11	Substation No. 66, Brighton, MD	Transmission	500.00	230.00	
12	Substation No. 69, Branchville, MD	Distribution	69.00	13.80	
13	Substation No. 70, Washington, DC	Distribution	13.80	4.00	
14	Substation No. 71, Washington, DC	Distribution	13.80	4.00	
15	Substation No. 72, Camp Springs, MD	Distribution	69.00	13.80	
16	Substation No. 74, Washington, DC	Distribution	69.00	13.80	
17	Substation No. 75, Silver Spring, MD	Distribution	69.00	13.80	
18	Substation No. 77, Washington, DC	Distribution	69.00	13.80	
19	Substation No. 79, Rockville, MD	Distribution	69.00	13.80	
20	Substation No. 80, Bethesda, MD	Distribution	34.50	13.80	
21	Substation No. 83, Washington, DC	Transmission	230.00	230.00	
22	Substation No. 84, Oxon Hill, MD	Distribution	230.00	69.00	
23	Substation No. 85, Kingswood, MD	Distribution	69.00	13.80	
24		Distribution	69.00	34.50	
25	Substation No. 89, Washington, DC	Distribution	13.80	4.00	
26	Substation No. 90 E, Washington, DC	Distribution	13.80	4.00	
27	Substation No. 90 W, Washington, DC	Distribution	13.80	4.00	
28	Substation No. 92, Washington, DC	Distribution	13.80	4.00	
29	Substation No. 93, Westmoreland Hills, MD	Distribution	34.50	4.00	
30	Substation No. 97, Green Meadows, MD	Distribution	34.50	13.80	
31	Substation No. 100, Washington, DC	Distribution	13.80	4.00	
32	Substation No. 105, Clinton, MD	Distribution	69.00	13.80	
33	Substation No. 111, Washington, DC	Distribution	13.80	4.00	
34	Substation No. 117, Washington, DC	Distribution	69.00	13.80	
35	Substation No. 118, Germantown, MD	Distribution	230.00	69.00	
36		Distribution	69.00	13.80	
37	Substation No. 119, Gaithersburg, MD	Distribution	69.00	13.80	
38	Substation No. 121, Rockville, MD	Distribution	230.00	34.50	
39		Distribution	230.00	69.00	
40		Transmission	230.00	138.00	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
780	3	1				1
60	2					2
25	4					3
90	3					4
200	4					5
90	3					6
5	1					7
90	3					8
6	1					9
6	1					10
1119	3					11
90	3					12
6	1					13
6	1					14
60	2					15
90	3					16
60	3					17
113	3	1				18
90	3					19
70	3					20
			Shunt Reactor	2	200	21
600	3					22
86	3					23
45	1					24
6	1					25
6	1					26
7	1					27
7	1					28
6	1					29
90	3					30
6	1					31
60	2					32
6	1					33
150	4					34
400	4					35
97	3					36
90	3	1				37
150	2					38
800	4					39
600	4					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Substation No. 121, Rockville, MD (Continued)	Distribution	138.00	34.50	
2		Distribution	34.50	13.80	
3	Substation No. 122, Upper Marlboro, MD	Distribution	69.00	13.80	
4	Substation No. 123, Seat Pleasant, MD	Distribution	230.00	69.00	
5		Transmission	230.00	138.00	
6	Substation No. 124, Washington, DC	Distribution	69.00	13.80	
7	Substation No. 125, Germantown, MD	Distribution	69.00	13.80	
8	Substation No. 126, Washington, DC	Distribution	13.80	4.00	
9	Substation No. 129, Washington, DC	Distribution	138.00	13.80	
10	Substation No. 130, Washington, DC	Distribution	13.80	4.00	
11	Substation No. 131, Washington, DC	Distribution	13.80	4.00	
12	Substation No. 133, Washington, DC	Distribution	69.00	13.80	
13	Substation No. 134, Suitland, MD	Distribution	69.00	13.80	
14	Substation No. 136, Washington, DC	Distribution	230.00	13.80	
15	Substation No. 140, Adelphi, MD	Distribution	69.00	13.80	
16	Substation No. 143, Montgomery County, MD	Distribution	69.00	13.80	
17	Substation No. 145, Washington, DC	Distribution	34.50	4.00	
18	Substation No. 146, Washington, DC	Distribution	34.50	4.00	
19	Substation No. 148, Cheverly, MD	Distribution	115.00	13.80	
20	Substation No. 149, West Lanham, MD	Distribution	115.00	13.80	
21		Distribution	115.00	34.50	
22	Substation No. 150, Washington, DC	Distribution	13.80	4.00	
23	Substation No. 151, Prince George's County, MD	Distribution	69.00	13.80	
24	Substation No. 152, Washington, DC	Distribution	13.80	4.00	
25	Substation No. 153, White Oak, MD	Distribution	69.00	13.80	
26	Substation No. 154, Bethesda, MD	Distribution	69.00	13.80	
27	Substation No. 155, Croom, MD	Distribution	69.00	13.80	
28	Substation No. 156, Silver Spring, MD	Distribution	69.00	13.80	
29	Substation No. 157, Washington, DC	Distribution	13.80	4.00	
30	Substation No. 158, Rockville, MD	Distribution	230.00	69.00	
31		Distribution	69.00	13.80	
32	Substation No. 159, Oxon Hill, MD	Distribution	69.00	13.80	
33	Substation No. 160, Gaithersburg, MD	Distribution	69.00	13.80	
34	Substation No. 161, Washington, DC	Distribution	69.00	13.80	
35	Substation No. 162, Jericho Park, MD	Transmission	230.00	115.00	
36	Substation No. 163, Prince George's County, MD	Distribution	230.00	69.00	
37	Substation No. 164, Clinton, MD	Distribution	69.00	13.80	
38	Substation No. 165, Brookville, MD	Distribution	69.00	13.80	
39	Substation No. 167, Bethesda, MD	Distribution	34.50	13.80	
40	Substation No. 168, Washington, DC	Distribution	69.00	13.80	

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
75	1					1
90	3					2
60	2					3
600	3	1				4
150	1					5
150	4					6
90	3					7
9	2					8
200	4					9
6	1					10
6	1					11
150	4					12
90	3					13
220	4					14
60	3					15
90	3					16
7	1					17
7	1					18
90	3					19
90	3					20
150	3					21
19	3					22
90	3					23
7	1					24
90	3					25
90	3					26
90	3					27
90	3					28
6	1					29
600	3					30
90	3					31
90	3					32
113	3					33
150	4					34
400	2					35
600	3					36
90	3					37
60	2					38
60	3					39
90	3					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Substation No. 169, Wheaton, MD	Distribution	69.00	13.80	
2	Substation No. 171, Rockville, MD	Distribution	69.00	13.80	
3	Substation No. 172, Rockville, MD	Distribution	69.00	13.80	
4	Substation No. 173, Greenbelt, MD	Distribution	34.50	13.80	
5	Substation No. 174, Adelphi, MD	Distribution	69.00	13.80	
6	Substation No. 175, Bladensburg, MD	Distribution	115.00	13.80	
7	Substation No. 176, Clinton, MD	Distribution	69.00	13.80	
8	Substation No. 177, Silver Spring, MD	Distribution	69.00	13.80	
9	Substation No. 178, Lanham, MD	Distribution	115.00	13.80	
10	Substation No. 181, Washington, DC	Distribution	13.80	4.00	
11	Substation No. 183, Takoma Park, MD	Distribution	34.50	13.80	
12	Substation No. 185, Capitol Heights, MD	Distribution	69.00	13.80	
13	Substation No. 189, Hyattsville, MD	Distribution	69.00	13.80	
14	Substation No. 190, Washington, DC	Distribution	69.00	13.80	
15		Distribution	69.00	69.00	
16	Substation No.191, Upper Marlboro, MD	Distribution	69.00	13.80	
17	Substation No. 192, West Bethesda, MD	Distribution	69.00	13.80	
18	Substation No. 193, Kensington, MD	Distribution	69.00	13.80	
19	Substation No. 194, Beltsville, MD	Distribution	69.00	13.80	
20	Substation No. 197, Washington, DC	Distribution	69.00	13.80	
21	Substation No. 199, Silver Spring, MD	Distribution	69.00	13.80	
22	Substation No. 202, Clinton, MD	Transmission	500.00	230.00	
23	Substation No. 209, Gaithersburg, MD	Distribution	69.00	13.80	
24	Substation No. 211, Rockville, MD	Distribution	34.50	13.80	
25					
26	Benning Generating Station	Distributon	69.00	13.80	
27		Distribution	13.80	34.50	
28		Transmission	230.00	230.00	
29	Buzzard Point Generating Station	Distribution	13.80	34.50	
30		Distribution	13.80	69.00	
31		Transmission	230.00	230.00	
32		Distribution	138.00	13.80	
33	Potomac River Generating Station	Transmission	230.00	69.00	
34		Distribution	69.00	69.00	
35	Chalk Point Generating Station	Distribution	230.00	69.00	
36		Transmission	230.00	500.00	
37	Morgantown Generating Station	Distribution	230.00	69.00	
38	Generating Station "H"	Distribution	69.00	230.00	
39					
40					

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
90	3					1
90	3					2
90	3					3
60	3					4
45	2					5
60	2	1				6
90	3					7
90	3					8
90	3					9
19	3					10
90	3					11
60	2					12
90	3					13
150	4					14
			Phase Shifting Trans	1	100	15
90	3					16
60	2	1				17
90	3					18
90	3					19
200	4	1				20
60	2					21
1119	3					22
90	3					23
90	3					24
						25
80	2					26
60	3	2				27
			Shunt Reactor	1	50	28
280	13	1				29
129	3					30
			Shunt Reactor	3	300	31
312	6	1				32
896	4					33
			Shunt Reactor	2	100	34
500	4					35
2119	6	1				36
100	2					37
400	2					38
						39
						40

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa)		
			Primary (c)	Secondary (d)	Tertiary (e)
1					
2					
3	Total		13776.50	5247.90	
4					
5					
6					
7					
8					
9					
10	See Note for General Comments				
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent Potomac Electric Power Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
23366	414	13		28	1,056	3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 426.1 Line No.: 21 Column: k

Total capacity in MVAR.

Schedule Page: 426.3 Line No.: 28 Column: k

Total capacity in MVAR.

Schedule Page: 426.3 Line No.: 31 Column: k

Total capacity in MVAR.

Schedule Page: 426.3 Line No.: 34 Column: k

Total capacity in MVAR.

Schedule Page: 426.4 Line No.: 3 Column: a

	Voltage (in MVa) Primary	Secondary	Capacity (in MVa)	Number of In Service	Transformers Spare	Conversion Number	Apparatus Total Capacity
Transmission	3,553.00	2,754.00	7,983	80	2	8	850
Distribution	10,223.50	2,493.90	15,383	334	11	20	206
Total	13,776.50	5,247.90	23,366	414	13	28	1,056

Schedule Page: 426.4 Line No.: 10 Column: a

Note:

The capacities of all transformers are included in the above statement. All substations are unattended. 87.8 MVA of transformer capacity on customer's premises is not included in the above statement. Substation Nos. 33, 77, 80, 83, 160, 167 and 168 are in respondent's buildings located on land owned by others. Substation No. 197 is located in a building and on land not owned by the respondent.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in (MVa) (d)
1	Number at Beginning of Year	754,965	114,084	13,830
2	Additions During Year			
3	Purchases	13,281	1,859	462
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	13,281	1,859	462
6	Reductions During Year			
7	Retirements	11,772	1,029	92
8	Associated with Utility Plant Sold			
9	TOTAL Reductions (Enter Total of lines 7 and 8)	11,772	1,029	92
10	Number at End of Year (Lines 1 + 5 - 9)	756,474	114,914	14,200
11	In Stock	23,502	11,844	1,677
12	Locked Meters on Customers' Premises	16,377		
13	Inactive Transformers on System			
14	In Customers' Use	716,595	103,070	12,523
15	In Company's Use			
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	756,474	114,914	14,200

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost	CHANGES DURING YEAR			Balance at End of Year	Actual Cost
		Additions	Retirements	Adjustments		
	(a)	(b)	(c)	(d)	(e)	(f)
1	Air Pollution Control Facilities			-48,428,872	309,573	
2	Water Pollution Control Facilities			-3,943,081	7,155,513	
3	Solid Waste Disposal Costs					
4	Noise Abatement Equipment	10,313,657	75,583		98,277,930	
5	Esthetic Costs	64,886,951	11,883,511	-4,541	1,108,194,338	
6	Additional Plant Capacity			-355,445		
7	Miscellaneous (Identify significant)					
8	TOTAL (Total of lines 1 thru 7)	75,200,608	11,959,094	-52,731,939	1,213,937,354	
9	Construction Work in Progress				10,001,683	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Potomac Electric Power Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	39,051,959	
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	5,074,130	
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal		
6	Difference in Cost of Environmentally Clean Fuels		
7	Replacement Power Costs		
8	Taxes and Fees		
9	Administrative and General	4,999,608	
10	Other (Identify significant)		
11	TOTAL	49,125,697	

INDEX

Schedule | **Page No.**

Schedule	Page No.

INDEX (continued)

INDEX (continued)

Schedule	Page No.

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)	
Item 1: [X] An Initial (Original) Submission	OR [ ] Resubmission No. ____
Item 2: [ ] An Original Signed Form	OR [X] Conformed Copy

Form Approved
OMB No. 1902-0021
(Expires 3/31/2005)

Exhibit G-2


DEPARTMENT OF ENERGY
FEDERAL ENERGY REGULATORY COMMISSION

FERC Form No. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

EXTERNAL DISTRIBUTION COPY

This report is mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

Exact Legal Name of Respondent (Company)	Year of Report
Atlantic City Electric Company	Dec. 31, 2001

Information about this copy of FERC Form No. I

Certain pages have been excluded from this copy of the FERC Form No. 1
The Company considers information on these pages to be confidential.

The excluded pages are as follows:

202-203 Footnote page
214
216
221
230
269
304
310-311
320-323
326-327
328-332
335
352-355
402-411
422-423 Footnote page

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ___________ for the year ended on which we have reported separately under date of ___________. We have also reviewed schedules ___________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES
ELECTRONIC MEDIA SUBMISSION

ATTESTATION

I, the undersigned officer of Atlantic City Electric Company, certify that I have examined the electronic Form 1 submission and that to the best of my knowledge, information and belief, the electronic information contains the same data reported in the paper version of the FERC Form No. 1 in respect to each and every matter set forth therein during the period from and including January 1 and including December 31 of the 2001 Report.

DATE: 4-30-02

SIGNED

James P. Lavin, Controller

THIS PAGE LEFT INTENTIONALLY BLANK

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

<table>
<tr><td colspan="3">IDENTIFICATION</td></tr>
<tr><td colspan="2">01 Exact Legal Name of Respondent
Atlantic City Electric Company</td><td>02 Year of Report
Dec. 31, 2001</td></tr>
<tr><td colspan="3">03 Previous Name and Date of Change (if name changed during year)
/ /</td></tr>
<tr><td colspan="3">04 Address of Principal Office at End of Year (Street, City, State, Zip Code)
800 King Street, P.O. Box 231, Wilmington, DE 19801</td></tr>
<tr><td colspan="2">05 Name of Contact Person
James P. Lavin</td><td>06 Title of Contact Person
Controller</td></tr>
<tr><td colspan="3">07 Address of Contact Person (Street, City, State, Zip Code)
800 King Street, P.O. Box 231, Wilmington, DE 19801</td></tr>
<tr><td>08 Telephone of Contact Person, Including Area Code
(302) 429-3359</td><td>09 This Report Is
(1) [X] An Original (2) [ ] A Resubmission</td><td>10 Date of Report (Mo, Da, Yr)
04/30/2002</td></tr>
<tr><td colspan="3">ATTESTATION</td></tr>
<tr><td colspan="3">The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.</td></tr>
<tr><td>01 Name
James P. Lavin</td><td rowspan="2">03 Signature
[signature]</td><td rowspan="2">04 Date Signed (Mo, Da, Yr)
04/30/2002</td></tr>
<tr><td>02 Title
Controller</td></tr>
<tr><td colspan="3">Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.</td></tr>
</table>

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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Stockholders' Reports Check appropriate box:

[X] Four copies will be submitted

[ ] No annual report to stockholders is prepared

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

James P. Lavin, Controller
800 King Street
P.O. Box 231
Wilmington, Delaware 19899

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

New Jersey
April 28, 1924

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

NONE

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Electric - New Jersey

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

Refer to the 2001 Conectiv 10-K, filed or about March 15, 2002

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	Atlantic Capital I	Statutory Business Trust		
2	Atlantic Capital II	Statutory Business Trust		
3	Atlantic City Transition Funding LLC	Financing Facility		
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

OFFICERS

1. *Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a* respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	*Chairman*	Howard E. Cosgrove	
2	President & COO	Joseph M. Rigby	
3	Chief Financial Officer	John C. van Roden, Jr.	
4	Vice President	Robert H. Fiedler (until 7/31/01)	
5	Vice President	Skip M. Castaldi	
6	Vice President	Lonnie C. Scott (until 12/31/01)	
7	Vice President	James C. Weller	
8	Vice President	J. David McCann (until 7/31/01)	
9	Vice President	John W. Land	
10	Vice President & Treasurer	Philip S. Reese	
11	Assistant Treasurer & Assistant Secretary	J. Mack Wathan	
12	Assistant Treasurer & Assistant Secretary	Gary L. Hanson (since 7/31/01)	
13	Assistant Treasurer	Donna Kinzel	
14	Vice President, Secretary & General Counsel	Peter F. Clark	
15	Assistant Secretary	John Bagnell	
16	Assistant Secretary	Diana C. DeAngelis	
17	Assistant Secretary	Nina J. Hertz	
18	Assistant Secretary	Nathan L. Wilson	
19	Controller	James P. Lavin	
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Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: c

Please refer to the Atlantic City Electric Company 2001 Securities and Exchange Commission Form 10-K filing, Item 11, page III-2 for information regarding officer compensation.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	Howard E. Cosgrove, Chairman	800 King Street, P.O. Box 231, Wilmington, DE 19899
2		
3	Thomas S. Shaw, Director	800 King Street, P.O. Box 231, Wilmington, DE 19899
4		
5	Barbara S. Graham, Director	800 King Street, P.O. Box 231, Wilmington, DE 19899
6		
7	John C. van Roden, Jr., Director & CFO	800 King Street, P.O. Box 231, Wilmington, DE 19899
8		
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy Total: By Proxy:	3. Give the date and place of such meeting

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): / / Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities				
5	TOTAL number of security holders				
6	TOTAL votes of security holders listed below				
7	All 18,320,937 shares of ACE were				
8	held by its parent company, Conectiv @				
9	12/31/01.				
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SECURITY HOLDERS AND VOTING POWERS (Continued)

Line No.	Name (Title) and Address of Security Holder (a)	Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
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Schedule Page: 106 Line No.: 7 Column: a

Every holder of the common stock shall have one vote for each share of common stock held by such holder. Holders of shares of the Cumulative Preferred Stock are not accorded voting rights except that, if and when dividends on the Cumulative Preferred Stock are in default in an amount equivalent to four full quarter-yearly dividends and until all dividends in default are paid, the holders of all shares of the Cumulative Preferred Stock, voting as a class, are entitled to elect the smallest number of directors necessary to constitute a majority of the full Board of Directors. In addition, so long as any shares of the Cumulative Preferred Stock are outstanding, the Company is required to secure the approval of holders of shares of the Cumulative Preferred Stock prior to effecting certain other transactions. The events requiring approval and the percentage of shares of the Cumulative Preferred Stock necessary in each case are set forth in the Agreement of Merger, as amended, of the Company.

THIS PAGE LEFT INTENTIALLY BLANK

Name of Respondent	This Report Is:	Date of Report	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

Name of Respondent	This Report is:	Date of Report	Year of Report
Atlantic City Electric Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

IMPORTANT CHANGES DURING THE YEAR (Continued)

Item 1 - Refer to Note 6 in the Notes to Financial Statements on page 123.
Item 2 - None
Item 3 - Refer to Note 9 in the Notes to Financial Statements on page 123.
Item 4-5 - None
Item 6 - Refer to Note 14 in the Notes to Financial Statements on page 123. Also refer to the Long-Term Debt Schedule on pages 256-257.
Item 7-8 - None
Item 9 - On October 24, 2000, the City of Vineland, New Jersey, filed an action in a New Jersey Superior Court to acquire ACE electric distribution facilities located within the City limits by eminent domain. The carrying value of the electric distribution facilities was approximately $9.1 million, as of December 31, 2001. The City's Superior Court action has been dismissed, based on the failure to hold a referendum, and the City has appealed the decision. On November 6, 2001, the City held a referendum and City residents voted to approve the City's proposal to acquire ACE electric distribution facilities located within the City limits. On March 8, 2002, ACE and the City announced that they had reached a tentative agreement which provides for ACE to receive $23.9 million for the electric distribution facilities located within the City limits. After a transition period of 18 to 24 months primarily to reconfigure facilities, the transaction would close and the City would provide electric service to the City's residents previously served by ACE.
Item 10 - None

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	1,517,208,776	1,529,262,502
3	Construction Work in Progress (107)	200-201	50,247,099	74,780,004
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		1,567,455,875	1,604,042,506
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	636,561,792	568,189,748
6	Net Utility Plant (Enter Total of line 4 less 5)		930,894,083	1,035,852,758
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	28,352,070	0
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		28,352,070	0
10	Net Utility Plant (Enter Total of lines 6 and 9)		959,246,153	1,035,852,758
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)	221	5,772,135	5,772,135
15	(Less) Accum. Prov. for Depr. and Amort. (122)		1,058,013	1,305,112
16	Investments in Associated Companies (123)		0	0
17	Investment in Subsidiary Companies (123.1)	224-225	2,938,150	2,938,150
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	5,948,428	5,458,409
20	Other Investments (124)		0	0
21	Special Funds (125-128)		109,839,507	3,567,903
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		123,440,207	16,431,485
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)		1,343,709	5,245,854
25	Special Deposits (132-134)		0	0
26	Working Fund (135)		2,804,067	5,073,900
27	Temporary Cash Investments (136)		0	0
28	Notes Receivable (141)		147,954,197	3,941,108
29	Customer Accounts Receivable (142)		96,420,925	103,211,755
30	Other Accounts Receivable (143)		12,197,631	15,194,309
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		4,423,291	7,803,639
32	Notes Receivable from Associated Companies (145)		0	0
33	Accounts Receivable from Assoc. Companies (146)		3,002,783	2,625,535
34	Fuel Stock (151)	227	580,314	14,844,884
35	Fuel Stock Expenses Undistributed (152)	227	289,979	27,651
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	9,536,261	9,514,413
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	5,948,428	5,458,409
42	(Less) Noncurrent Portion of Allowances		5,948,428	5,458,409
43	Stores Expense Undistributed (163)	227	1,218,910	1,223,343
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		6,070,900	-935,577
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		3,313,774	632,918
49	Rents Receivable (172)		3,470,604	3,480,339
50	Accrued Utility Revenues (173)		29,805,164	44,963,950
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		313,585,927	201,240,743

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expenses (181)		12,841,910	12,965,507
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	86,799	0
57	Other Regulatory Assets (182.3)	232	1,040,833,392	988,723,386
58	Prelim. Survey and Investigation Charges (Electric) (183)		88,252	4,055
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		-509,422	-680,648
61	Temporary Facilities (185)		0	0
62	Miscellaneous Deferred Debits (186)	233	13,385,034	21,061,286
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	-15,119	0
65	Unamortized Loss on Reaquired Debt (189)		12,409,484	11,438,437
66	Accumulated Deferred Income Taxes (190)	234	97,533,484	100,797,495
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		1,176,653,814	1,134,309,518
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		2,572,926,101	2,387,834,504

Name of Respondent	This Report Is:	Date of Report	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	54,962,811	54,962,811
3	Preferred Stock Issued (204)	250-251	30,180,500	18,680,500
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	231,017,180	231,017,180
7	Other Paid-In Capital (208-211)	253	180,514,517	180,514,517
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	1,337,581	1,337,581
11	Retained Earnings (215, 215.1, 216)	118-119	114,962,028	156,152,429
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	0	0
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		610,299,455	639,989,856
15	**LONG-TERM DEBT**			
16	Bonds (221)	256-257	686,415,000	646,340,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	97,938,150	97,938,150
19	Other Long-Term Debt (224)	256-257	293,500,000	236,375,000
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		2,462,452	2,362,148
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		1,075,390,698	978,291,002
23	**OTHER NONCURRENT LIABILITIES**			
24	Obligations Under Capital Leases - Noncurrent (227)		12,872,070	0
25	Accumulated Provision for Property Insurance (228.1)		0	0
26	Accumulated Provision for Injuries and Damages (228.2)		0	0
27	Accumulated Provision for Pensions and Benefits (228.3)		2,909,100	2,909,100
28	Accumulated Miscellaneous Operating Provisions (228.4)		4,404,513	0
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		20,185,683	2,909,100
31	**CURRENT AND ACCRUED LIABILITIES**			
32	Notes Payable (231)		0	44,950,500
33	Accounts Payable (232)		18,701,199	34,022,781
34	Notes Payable to Associated Companies (233)		0	0
35	Accounts Payable to Associated Companies (234)		34,531,416	25,923,627
36	Customer Deposits (235)		7,777,146	9,604,591
37	Taxes Accrued (236)	262-263	17,454,310	-38,108,412
38	Interest Accrued (237)		18,193,490	17,224,233
39	Dividends Declared (238)		17,870,517	6,301,750
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		462	497,901
43	Miscellaneous Current and Accrued Liabilities (242)		112,640,214	111,686,545
44	Obligations Under Capital Leases-Current (243)		15,480,000	0
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		242,648,754	212,103,516

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		738,263	568,253
48	Accumulated Deferred Investment Tax Credits (255)	266-267	35,851,481	28,482,110
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	9,452,585	8,080,123
51	Other Regulatory Liabilities (254)	278	91,190,943	-53,626,200
52	Unamortized Gain on Reaquired Debt (257)		0	0
53	Accumulated Deferred Income Taxes (281-283)	272-277	487,168,239	571,036,745
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		624,401,511	554,541,031
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		2,572,926,101	2,387,834,505

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	 Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	958,792,596	856,794,380
3	Operating Expenses			
4	Operation Expenses (401)	320-323	610,422,876	501,093,170
5	Maintenance Expenses (402)	320-323	47,691,841	49,506,532
6	Depreciation Expense (403)	336-337	50,706,922	53,279,548
7	Amort. & Depl. of Utility Plant (404-405)	336-337	3,992,583	2,535,488
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)		86,798	347,216
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)		29,669,772	45,117,497
12	(Less) Regulatory Credits (407.4)			
13	Taxes Other Than Income Taxes (408.1)	262-263	39,477,154	40,342,433
14	Income Taxes - Federal (409.1)	262-263	-27,986,889	3,777,946
15	- Other (409.1)	262-263	-6,726,507	8,959,640
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	64,706,551	22,509,367
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	-18,035,448	-611,284
18	Investment Tax Credit Adj. - Net (411.4)	266	-2,446,630	-3,157,481
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)			
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		827,629,919	724,922,640
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		131,162,677	131,871,740

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

B. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages.122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
958,792,596	856,794,380					2
						3
610,422,876	501,093,170					4
47,691,841	49,506,532					5
50,706,922	53,279,548					6
3,992,583	2,535,488					7
						8
86,798	347,216					9
						10
29,669,772	45,117,497					11
						12
39,477,154	40,342,433					13
-27,986,889	3,777,946					14
-6,726,507	8,959,640					15
64,706,551	22,509,367					16
-18,035,448	-611,284					17
-2,446,630	-3,157,481					18
						19
						20
						21
						22
827,629,919	724,922,640					23
131,162,677	131,871,740					24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	OTHER UTILITY		OTHER UTILITY		OTHER UTILITY	
	Current Year (k)	Previous Year (l)	Current Year (m)	Previous Year (n)	Current Year (o)	Previous Year (p)
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		131,162,677	131,871,740
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)		6,881,938	6,885,641
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		8,241,824	8,278,738
31	Revenues From Nonutility Operations (417)		3,166,826	6,816,079
32	(Less) Expenses of Nonutility Operations (417.1)		1,759,363	7,423,404
33	Nonoperating Rental Income (418)		2,652	
34	Equity in Earnings of Subsidiary Companies (418.1)	119		11,457
35	Interest and Dividend Income (419)		7,230,254	11,849,899
36	Allowance for Other Funds Used During Construction (419.1)		714,207	644,811
37	Miscellaneous Nonoperating Income (421)		7,220,920	7,806,706
38	Gain on Disposition of Property (421.1)			
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		15,215,610	18,312,451
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)			2,399,574
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	424,687	5,684,244
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		424,687	8,083,818
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263		
47	Income Taxes-Federal (409.2)	262-263	5,177,430	3,152,476
48	Income Taxes-Other (409.2)	262-263		892,984
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277		
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277		
51	Investment Tax Credit Adj.-Net (411.5)		-4,922,741	
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		254,689	4,045,460
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		14,536,234	6,183,173
55	Interest Charges			
56	Interest on Long-Term Debt (427)		67,876,483	75,252,790
57	Amort. of Debt Disc. and Expense (428)		1,009,052	2,101,388
58	Amortization of Loss on Reaquired Debt (428.1)		1,716,027	1,900,773
59	(Less) Amort. of Premium on Debt-Credit (429)			
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)			
61	Interest on Debt to Assoc. Companies (430)	340		
62	Other Interest Expense (431)	340	-580,528	4,777,380
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		660,029	410,784
64	Net Interest Charges (Enter Total of lines 56 thru 63)		69,361,005	83,621,547
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		76,337,906	54,433,366
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263	861,480	
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)		-861,480	
72	Net Income (Enter Total of lines 65 and 71)		75,476,426	54,433,366

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 114 Line No.: 2 Column: f

Prior year dollars were reduced by $99,683,861 to conform to current year reporting. Reclass due to PJM sales being netted with purchases.

Prior year sales were reduced by 780,850 mwh to conform to current year reporting. Reclass due to PJM sales being netted with purchases.

Page 301 col e line 2-6 Restated to include prior year delivery only sales of 1,840,865 mwh. This conforms to the current year reporting.

Schedule Page: 114 Line No.: 4 Column: f

Footnote Linked. See note on 114, Row: 2, col/item: f

THIS PAGE LEFT INTENTIALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		114,962,028
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		75,476,426
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24			-1,683,138
25			
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		-1,683,138
30	Dividends Declared-Common Stock (Account 438)		
31			-32,602,887
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-32,602,887
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		156,152,429

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	APPROPRIATED RETAINED EARNINGS (Account 215)		
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		156,152,429
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		
50	Equity in Earnings for Year (Credit) (Account 418.1)		
51	(Less) Dividends Received (Debit)		
52			
53	Balance-End of Year (Total lines 49 thru 52)		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 118 Line No.: 29 Column: c

Preferred Dividend Requirements:

Par Value $100:

4.00%	$97,072
4.10%	84,066
4.35%	13,494
4.35%	7,308
4.75%	40,997
5.00%	20,600

No Par Value:

$7.80	1,419,601

	$1,683,138
	==========

THIS PAGE LEFT INTENTIALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	75,476,426
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	50,706,922
5	Amortization of	
6	Property losses, unrecovered plant & regulatory study costs	86,799
7	Debt discount & expense, premium & redemption costs	1,820,337
8	Deferred Income Taxes (Net)	83,603,479
9	Investment Tax Credit Adjustment (Net)	-7,369,371
10	Net (Increase) Decrease in Receivables	-16,982,641
11	Net (Increase) Decrease in Inventory	-13,494,808
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	-35,750,660
14	Net (Increase) Decrease in Other Regulatory Assets	41,553,990
15	Net Increase (Decrease) in Other Regulatory Liabilities	-145,054,143
16	(Less) Allowance for Other Funds Used During Construction	1,374,236
17	(Less) Undistributed Earnings from Subsidiary Companies	
18	Other: Amortization of Capital Lease	9,283,215
19	Buydown of NUG contract	-4,546,592
20	Other Working Capital	2,689,077
21		
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	40,647,794
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-70,682,877
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	-1,374,236
31	Other:	
32	Sale of Nuclear Assets	30,285,317
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-39,023,324
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38	Deposits to Nuclear Decommissioning Trust Fund	-825,000
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.
5. Codes used:
(a) Net proceeds or payments. (c) Include commercial paper.
(b) Bonds, debentures and other long-term debt. (d) Identify separately such items as investments, fixed assets, intangibles, etc.
6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	144,013,089
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other Investing Activities	-510,020
54		
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	103,654,745
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	
62	Preferred Stock	
63	Common Stock	
64	Other:	
65		
66	Net Increase in Short-Term Debt (c)	
67	Other:	
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-97,200,000
74	Preferred Stock	-11,500,000
75	Common Stock	
76	Other: Principal portion of capital lease payments	-29,823,215
77		
78	Net Decrease in Short-Term Debt (c)	44,950,500
79	Costs of Issuances/Financings	-972,887
80	Dividends on Preferred Stock	-1,683,138
81	Dividends on Common Stock	-44,171,654
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	-140,400,394
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	3,902,145
87		
88	Cash and Cash Equivalents at Beginning of Year	1,343,709
89		
90	Cash and Cash Equivalents at End of Year	5,245,854

Name of Respondent	This Report Is:	Date of Report	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

Page 122, Items 1 and 2-These financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission (FERC) as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than Generally Accepted Accounting Principles (GAAP). The principle differences between the FERC requirements and GAAP are as follows:

Utility Operating Revenues are reflected in FERC account 400. Published financial statements include unregulated power marketing and other unregulated activity which are recorded as non-utility operating income for FERC purposes.

Utility Operations Expense is reflected in account 401. In published financial statements expenses related to the above unregulated revenue is recorded as an expense in non-utility operating income for FERC purposes.

Interest on Long Term Debt is reflected in account 427. In published financial statements, reclassification was made for interest expense paid to the subsidiary trust wholly-owned by the respondent, which when consolidated are reflected as preferred Dividends of Subsidiary Trusts.

In addition, since the special purpose of these financial statements is to comply with the FERC Form 1 reporting requirements, they do not include presentation of comparative statements of retained earnings and cash flows for the year ended December 31,2001.

Page 122, Items 3 through 5-not applicable.

Page 122, Item 6 Notes to the Consolidated Financial Statements of Respndent's Annual Report Form 10-K to the Securities and Exchange Commission Follow on page 123.1.

ATLANTIC CITY ELECTRIC COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Atlantic City Electric Company (ACE) is a subsidiary of Conectiv, which is a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA). On March 1, 1998, Conectiv was formed (the 1998 Merger) through an exchange of common stock with Atlantic Energy, Inc. and Delmarva Power & Light Company (DPL).

On February 9, 2001, the Boards of Directors of Conectiv and Potomac Electric Power Company (Pepco) approved an Agreement and Plan of Merger (Conectiv/Pepco Merger Agreement) under which Pepco will acquire Conectiv for a combination of cash and stock and Conectiv and Pepco will become wholly-owned subsidiaries of Pepco Holdings, Inc. (the Conectiv/Pepco Merger). The stockholders of Conectiv and Pepco voted in 2001 to approve the Conectiv/Pepco Merger. Management currently expects the Conectiv/Pepco Merger to close in the second quarter of 2002, subject to timely receipt of various statutory and regulatory approvals.

ACE is a public utility which supplies and delivers electricity to its customers under the trade name Conectiv Power Delivery. ACE delivers electricity within its service area to approximately 508,600 customers through its transmission and distribution systems and also supplies electricity (Basic Generation Service) to most of its electricity delivery customers, who have the option of choosing an alternative supplier. ACE's regulated service area covers about 2,700 square miles within the southern one-third of New Jersey and has a population of approximately 0.9 million.

As discussed in Note 9 to the Consolidated Financial Statements, ACE continued the divestiture of its electric generating plants during 2001. The divestiture began effective July 1, 2000 with ACE's contribution to Conectiv at net book value of its combustion turbines, which had an electric generating capacity of 502 megawatts (MW). On October 18, 2001, ACE sold its ownership interests in nuclear electric generating plants with 383 MW of capacity. As of December 31, 2001, all of ACE's remaining electric generating plants, which had a carrying value of $117 million and 739.7 MW of capacity, were subject to an agreement for sale.

Regulation of Utility Operations

Certain aspects of ACE's electric utility business are subject to regulation by the New Jersey Board of Public Utilities (NJBPU) and the Federal Energy Regulatory Commission (FERC).

ACE's electric delivery business and Basic Generation Service (BGS) are subject to the requirements of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). Prior to the third quarter of 1999, ACE's electricity generation business was subject to the requirements of SFAS No. 71. As a result of the restructuring of ACE's electricity generation business in the third quarter of 1999, as discussed in Note 6 to the Consolidated Financial Statements, ACE discontinued applying SFAS No. 71 to its electricity generation business and recorded an extraordinary charge to earnings, as discussed in Note 5 to the Consolidated Financial Statements.

ACE recovers through customer rates the costs it incurs in providing BGS, which entails supplying electricity to customers in ACE's service area who do not choose an alternative supplier. When utility revenues are insufficient to recover current period expenses from customers, the NJBPU may provide for future recovery from customers of such current period expenses. When future recovery is probable for current under-recoveries of utility expenses, the expenses are deferred as regulatory assets and subsequently recognized in the Consolidated Statement of Income during the period the expenses are recovered from customers. Similarly, regulatory liabilities may also be created due to the economic impact of an action taken by the NJBPU.

Refer to Note 10 for information about regulatory assets and liabilities arising from the financial effects of rate regulation.

Financial Statement Presentation

The consolidated financial statements include the accounts of ACE and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Adjustments for under-recoveries of costs related to BGS of $7.5 million for 2000 and $17.2 million for 1999 have been reclassified within the Consolidated Statements of Income from electric operating revenues to operating expenses, as a separate line item captioned „Deferred electric service costs." The accounting policy for BGS is discussed under "Regulation of Utility Operations," shown above.

Certain other reclassifications of prior period data have been made to conform with the current presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Revenue Recognition

ACE recognizes revenues for the supply and delivery of electricity upon delivery to the customer, including amounts for services rendered, but not yet billed.

Nuclear Fuel

As discussed in Note 9 to the Consolidated Financial Statements, on October 18, 2001, ACE sold its interests in Peach Bottom Atomic Power Station (Peach Bottom), Salem Nuclear Generating Station (Salem), and Hope Creek Nuclear Generating Station (Hope Creek) and the related nuclear fuel to the utilities which operate the plants. Prior to the sale, the ownership interests of ACE in nuclear fuel at the Peach Bottom, Salem and Hope Creek generating stations were financed through contracts accounted for as capital leases. Nuclear fuel costs, including a provision for the future disposal of spent nuclear fuel, were charged to fuel expense on a unit-of-production basis.

Depreciation

The annual provision for depreciation on utility property is computed on the straight-line basis using composite rates by classes of depreciable property. ACE's overall composite rate of depreciation was 3.5% for 2001, 3.6% for 2000, and 3.7% for 1999. Through the date of the sale of ACE's interests in nuclear electric generating plants on October 18, 2001, depreciation expense included a provision for ACE's share of the estimated cost of decommissioning nuclear power plant reactors based on site-specific studies. Accumulated depreciation is charged with the cost of depreciable property retired, including removal costs less salvage and other recoveries.

Interest Expense

The amortization of debt discount, premium, and expense, including deferred debt extinguishment costs, is included in interest expense.

Income Taxes

The Consolidated Financial Statements include current and deferred income taxes. Current income taxes represent the amounts of tax expected to be reported on ACE's federal and state income tax returns. Deferred income taxes are discussed below.

Deferred income tax assets and liabilities represent the tax effects of temporary differences between the financial statement and tax bases of existing assets and liabilities and are measured using presently enacted tax rates. The portion of ACE's deferred tax liability applicable to utility operations that has not been recovered from utility customers represents income taxes recoverable in the future (deferred recoverable income taxes) and is included on the Consolidated Balance Sheets in "other non-current regulatory assets."

Deferred income tax expense generally represents the net change during the reporting period in the net deferred tax liability and deferred recoverable income taxes.

Investment tax credits from utility plant purchased in prior years are reported on the Consolidated Balance Sheets as "Deferred investment tax credits." These investment tax credits are being amortized to income over the useful lives of the related utility plant.

Cash Equivalents

In the Consolidated Financial Statements, ACE considers all highly liquid investments and debt securities purchased with a maturity of three months or less to be cash equivalents. Investments in Conectiv's "money pool", which Conectiv subsidiaries may invest in, or borrow from, are considered cash equivalents.

Utility Plant

Electric generating plants that became impaired as a result of the restructuring of the electric utility industry in 1999 are stated at the estimated fair value of the plants at the time of restructuring, based on amounts included in agreements for the sales of the plants. All other property, plant and equipment is stated at original cost.

Utility plant is generally subject to a first mortgage lien.

Allowance for Funds Used During Construction and Capitalized Interest

Effective in the third quarter of 1999, the cost of financing the construction of electric generation plant is capitalized in accordance with SFAS No. 34, "Capitalization of Interest Cost."

Allowance for Funds Used During Construction (AFUDC) is included in the cost of utility plant and represents the cost of borrowed and equity funds used to finance construction of new utility facilities. In the Consolidated Statements of Income, the borrowed funds component of AFUDC is reported as a reduction of interest expense and the equity funds component of AFUDC is reported as other income. AFUDC was capitalized on utility plant construction at the rate of 8.25% for 2001, 2000 and 1999.

Deferred Debt Extinguishment Costs

Debt extinguishment costs for which recovery through regulated utility rates is probable are deferred and subsequently amortized to interest expense during the rate recovery period.

New Accounting Standards

On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets".

SFAS No. 141 requires that business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. SFAS No. 142 became effective January 1, 2002. The adoption of SFAS No. 141 and SFAS No. 142 is not expected to immediately affect ACE's financial statements.

On August 9, 2001, the FASB issued SFAS No. 143, "Accounting For Asset Retirement Obligations", which establishes the accounting requirements for asset retirement obligations (ARO) associated with tangible long-lived assets. If a legal obligation for an ARO exists, then SFAS No. 143 requires recognition of a liability, capitalization of the cost associated with the ARO, and allocation of the capitalized cost to expense. The initial measurement of an ARO is based on the fair value of the obligation, which may result in a gain or loss upon the settlement of the ARO. If the requirements of SFAS No. 71 are met, a regulated entity shall also recognize a regulatory asset or liability for timing differences between financial reporting and rate-making in the recognition of the period costs associated with an ARO. SFAS No. 143 will be effective January 1, 2003 for companies with a calendar fiscal year, including ACE. Upon adoption of SFAS No. 143, the difference between the net amount recognized in the balance sheet under SFAS No. 143 and the net amount previously recognized in the balance sheet will be recognized as the cumulative effect of a change in accounting principle. ACE is currently evaluating SFAS No. 143 and cannot predict the impact that this standard may have on its financial position or results of operations; however, any such impact could be material.

On October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens discontinued operations to include more disposal transactions. Under SFAS No. 144, operating losses of discontinued operations are recognized in the period in which they occur; future operating losses are not accrued upon discontinuation of the business operation. SFAS No. 144 became effective on January 1, 2002. ACE does not expect the adoption of SFAS No. 144 will materially affect its financial position or results of operations.

NOTE 2. SUPPLEMENTAL CASH FLOW INFORMATION

Cash Paid During the Year

	2001	2000	1999
		(Dollars in Thousands)	
Interest, net of capitalized amounts	$ 59,696	$ 73,520	$ 51,723
Income taxes, net of refunds	$ 21,849	$ (80,677)	$ 90,185

During 2000, ACE received federal and state income tax refunds of $114.2 million and made estimated tax payments of $33.5 million, resulting in $80.7 million of net income taxes received. The income tax refunds received in 2000 were primarily related to the tax benefit associated with ACE's payment of $228.5 million on December 28, 1999 to terminate ACE's purchase of electricity under a contract with the Pedricktown Co-generation Limited Partnership (Pedricktown). For additional information concerning the contract termination, see Note 7 to the Consolidated Financial Statements.

Non-cash Investing and Financing Transaction

The 2001 Consolidated Statement of Cash Flows excludes the assumption of former nuclear decommissioning liabilities of ACE by the purchasers of ACE's ownership interests in nuclear electric generating plants and also excludes the transfer of nuclear decommissioning trust funds to the purchasers. The fair value of the nuclear decommissioning trust funds that were transferred in 2001 was $115.8 million. For additional information about the sale of ACE's ownership interests in nuclear electric generating plants, see Note 9 to the Consolidated Financial Statements.

The 2000 Consolidated Statement of Cash Flows excludes the non-cash transaction for ACE's contribution of combustion turbines to Conectiv. See "Contribution of Combustion Turbines to Conectiv in 2000" in Note 9 to the Consolidated Financial Statements for additional information.

NOTE 3. INCOME TAXES

ACE, as a subsidiary of Conectiv, is included in the consolidated federal income tax return of Conectiv. Income taxes are allocated to ACE based upon the taxable income or loss, determined on a separate return basis.

Components of Consolidated Income Tax Expense

		2001	2000	1999
			(Dollars in Thousands)	
Operations				
Federal:	Current	$ (23,952)	$ 6,930	$ (20,940)
	Deferred	65,568	22,509	57,713
State:	Current	(5,584)	9,853	902
	Deferred	18,035	611	14,185
Investment tax credit adjustments(1)		(7,369)	(3,157)	(2,534)
		46,698	36,746	49,326
Extraordinary Item				
Federal:	Deferred	—	—	(31,585)
State:	Deferred	—	—	(8,889)
		—	—	(40,474)
Total Income Tax Expense		$ 46,698	$ 36,746	$ 8,852

(1) In 2001, $4.9 million of deferred investment tax credits were reversed and credited to tax expense due to the sale of ACE's ownership interests in nuclear electric generating plants.

Reconciliation of Effective Income Tax Rate

The amount computed by multiplying "Income before income taxes and extraordinary item" by the federal statutory rate is reconciled below to income tax expense on operations (which excludes amounts applicable to the extraordinary item).

	2001			2000			1999	
	Amount	Rate		Amount	Rate		Amount	Rate
				(Dollars in Thousands)				
Statutory federal income tax expense	$ 42,761	35 %		$ 31,913	35 %		$ 39,639	35 %
State income taxes, net of federal tax benefit	8,093	6		6,951	8		9,806	9
Plant basis differences	2,000	2		2,172	2		2,275	2
Amortization of investment tax credits	(7,369)	(6)		(3,157)	(3)		(2,534)	(2)
Other, net	1,213	1		(1,133)	(2)		140	—
Total income tax expense	$ 46,698	38 %		$ 36,746	40 %		$ 49,326	44 %

Components of Deferred Income Taxes

Items comprising deferred tax balances as of December 31, 2001 and December 31, 2000 are as follows:

	2001	2000
	(Dollars in Thousands)	
Deferred tax liabilities:		
Utility plant basis differences	$ 340,113	$ 308,424
Deferred recoverable income taxes	3,860	4,915
Payment for termination of purchased power contracts with non-utility electric generators	96,840	94,982
Deferred electric service expenses	47,479	—
Other	46,079	42,181
Total deferred tax liabilities	534,371	450,502
Deferred tax assets:		
Deferred investment tax credits	9,968	19,324
Other	54,164	41,543
Total deferred tax assets	64,132	60,867
Total deferred taxes, net	$ 470,239	$ 389,635

NOTE 4. SPECIAL CHARGES

ACE's operating results for 1999 include special charges of $12.3 million before taxes ($7.3 million after taxes) for the costs of employee separations, additional costs related to the 1998 Merger, and certain other nonrecurring costs.

NOTE 5. EXTRAORDINARY ITEM

As discussed in Note 6 to the Consolidated Financial Statements, on July 15, 1999, the NJBPU issued a Summary Order to ACE that, among other things, provided for customer choice of electricity suppliers, rate decreases, and quantification of the recovery through customer rates of the uneconomic portion of assets and long-term contracts that resulted from restructuring (stranded costs). As a result, ACE discontinued applying SFAS No. 71 to its electricity generation business and applied the requirements of SFAS No. 101, "Regulated Enterprises—Accounting for the Discontinuation of Application of FASB Statement No. 71" (SFAS No. 101) and Emerging Issues Task Force (EITF) Issue No. 97-4, "Deregulation of the Pricing of Electricity—Issues Related to the Application of FASB Statements No. 71 and No. 101" (EITF 97-4).

Pursuant to the requirements of SFAS No. 101 and EITF 97-4, ACE recorded extraordinary charges in the third and fourth quarters of 1999 which reduced 1999 earnings by $58.1 million, net of income taxes of $40.5 million. The portion of the extraordinary charge related to impaired assets was determined in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of" (SFAS No. 121). The extraordinary charge primarily resulted from impaired electric generating plants and certain other assets, uneconomic energy contracts, and other effects of deregulation requiring loss recognition. The impairment amount for electric generating plants was determined based on expected proceeds under agreements for the sale of the electric generating plants, which are discussed in Note 9 to the Consolidated Financial Statements. The extraordinary charge was decreased by the regulatory asset established for the amount of stranded costs expected to be recovered through regulated electricity delivery rates.

The details of the 1999 extraordinary charge are shown below.

Items Included in the 1999 Extraordinary Charge		**Millions of Dollars**
The net book value of the nuclear power plants and certain fossil fuel-fired plants and other electric plant-related assets including inventories, were written-down due to impairment.	$	(662.1)
Generation-related regulatory assets and certain other utility assets impaired from deregulation were written-off. Also, various liabilities resulting from deregulation were recorded.		(205.7)
A regulatory asset, recoverable stranded costs, was established for the amount of stranded costs expected to be recovered through regulated electricity delivery rates.		769.2
Total pre-tax extraordinary charge		(98.6)
Income tax benefit		40.5
Total extraordinary charge, net of income taxes	$	(58.1)

NOTE 6. REGULATORY MATTERS

Restructuring

On February 9, 1999, New Jersey enacted the Electric Discount and Energy Competition Act (the New Jersey Act). The New Jersey Act provided for restructuring of the electric utility industry in New Jersey and established that customers of New Jersey electric utilities could choose alternative electricity suppliers beginning August 1, 1999. Restructuring the New Jersey electric utility industry resulted in "stranded costs", which include the portion of electric generating plants, other assets, and long-term contracts that became uneconomic as a result of the restructuring. Pursuant to the New Jersey Act, on July 15, 1999, the NJBPU issued a Summary Order to ACE concerning stranded costs, unbundled rates, and other matters related to restructuring. In mid-May 2001, the NJBPU issued a Final Decision and Order, which had substantially the same provisions as the Summary Order. The NJBPU determined that ACE will have the opportunity to recover 100% of the net stranded costs related to certain generation units and the stranded costs associated with power purchased from non-utility generators (NUGs), subject to further NJBPU proceedings.

Rate Decreases

The NJBPU directed ACE to implement a 5% aggregate rate reduction effective August 1, 1999 and an additional 2% rate reduction by January 1, 2001. By August 1, 2002, rates must be reduced by 10% from the rates that were in effect as of April 30, 1997. The initial 5% rate reduction effective August 1, 1999 reduced annual revenues by approximately $50 million. The additional 2%, or $20 million, rate reduction required by January 1, 2001 was implemented through two separate 1%, or $10 million, rate reductions effective January 1, 2000 and 2001, respectively. The final rate reduction, which is required by August 1, 2002, is expected to reduce revenues by an additional $30 million, which would result in a cumulative rate reduction of $100 million since August 1, 1999.

Securitization

Under the New Jersey Act, up to 100% of recovery-eligible stranded costs related to electric generating plants and the costs to effect buyouts or buydowns of NUG contracts may be recovered through customer rates. Also, the New Jersey Act permits securitization of stranded costs through the issuance of transition bonds in the amount approved by the NJBPU. More specifically, the New Jersey Act provides for securitization of: (a) up to 75% of recovery-eligible stranded costs related to electric generating plants, over a period not to exceed 15 years, and (b) 100% of the costs to effect NUG contract buyouts or buydowns, over a period not to exceed the remaining term of the restructured contracts. The principal of and interest on transition bonds is to be collected from customers through a transition bond charge over the securitization term. Also, customer rates are to include a separate market transition charge for recovery of the income tax expense associated with the revenues from transition bond charges. The ability to issue transition bonds depends on approval of the NJBPU and conditions in the relevant capital markets at the times of the offerings.

On June 25, 2001, ACE filed a petition with the NJBPU, seeking the authority to: (i) issue through a special purpose entity up to $2 billion in transition bonds in one or more series; (ii) collect from ACE's customers a non-bypassable, per kilowatt-hour (kWh) delivered, transition bond charge (TBC) sufficient to fund principal and interest payments on the bonds and related expenses and fees; (iii) collect from ACE's customers a separate non-bypassable, per kWh delivered, charge for recovery of the income tax expense associated with the revenues from the TBC; and (iv) sell "bondable transition property", which is the irrevocable right to collect TBC, to a special purpose financing entity.

The transition bonds are expected to be issued after the NJBPU issues a bondable stranded costs rate order (Financing Order) establishing "bondable transition property", as provided for in the New Jersey Act. To facilitate the issuance of transition bonds, ACE formed Atlantic City Electric Transition Funding LLC (ACE Transition Funding) during 2001. Assuming that the NJBPU issues a Financing Order containing terms and conditions satisfactory to ACE, subsequent to issuance of such order, ACE Transition Funding is expected to issue transition bonds and use the proceeds to purchase the bondable transition property from ACE. When issued, the transition bonds of ACE Transition Funding will be included in ACE's Consolidated Balance Sheet. The New Jersey Act requires utilities, including ACE, to use the proceeds from the sale of bondable transition property to redeem debt or equity or both, restructure NUG purchased power contracts, or otherwise reduce costs in order to decrease regulated electricity rates.

On September 17, 2001, the NJBPU issued a Decision and Order concerning the stranded costs associated with ACE's former ownership interests in nuclear electric generating plants. The NJBPU determined the amount of such stranded costs eligible for recovery by ACE to be approximately $298 million, after income taxes, (or $504 million before income taxes) as of December 31, 1999, subject to further adjustments. The NJBPU also found that ACE shall have the opportunity to recover the eligible stranded costs through its market transition charge, in a time frame and manner to be determined by the NJBPU.

See Note 7 to the Consolidated Financial Statements concerning the eligibility for securitization of a $228.5 million payment made by ACE to terminate a NUG purchased power contract. Management anticipates that transition bonds will ultimately be used to finance the stranded costs associated with the buyout or buydown of ACE's NUG contracts.

On February 20, 2002, the NJBPU issued a Decision and Order approving the sale of ACE's fossil fuel-fired electric generating plants and determined the amount eligible for recovery by ACE of stranded costs associated with such plants to be approximately $101 million, after income taxes, (or $171 million before income taxes) as of December 31, 1999, subject to further adjustment. See Note 9 to the Consolidated Financial Statements for additional information.

Basic Generation Service

Through July 31, 2002, ACE is obligated to provide Basic Generation Service (BGS); this service entails supplying electricity to customers in ACE's service area who do not choose an alternative supplier. The Final Decision and Order provides for the recovery through customer rates of the costs incurred by ACE in providing BGS, including an allowed return on certain electric generating plants, the above-market portion of the cost of power purchased from NUGs, and the above-market portion of costs associated with generating power for BGS customers. In recognition of this cost-based, rate-recovery mechanism, when the costs incurred by ACE in providing BGS exceed the revenues from billings to ACE's customers for BGS, the under-recovered costs are deferred as a regulatory asset. ACE deferred costs related to providing BGS in the amounts of $143.2 million for 2001, $7.5 million for 2000 and $17.2 million for 1999. Pursuant to the terms of the 1999 restructuring of ACE's electric generation business, during 1999-2001, the under-recovered costs were first applied to a deferred energy cost liability which was eliminated and then a regulatory asset was established ($106.3 million as of December 31, 2001). After the initial four-year transition period ends July 31, 2003, customer rates are to be adjusted to recover the under-recovered cost balance over a reasonable period of time to be determined by the NJBPU. ACE's recovery of the deferred costs is subject to review by the NJBPU.

On June 29, 2001, New Jersey electric utilities, including ACE, filed a proposal with the NJBPU to use an auction process to procure electricity supply for BGS customers. ACE and the other New Jersey electric utilities proposed that the BGS supply period for which the auction be conducted be the final year of the transition period (August 1, 2002-July 31, 2003) provided for in the New Jersey Act. Under this supply arrangement, ACE, as agent for its BGS customers, will pay for electricity from the suppliers selected by the auction process and the costs associated with this supply will be subject to the regulated cost-based, rate-recovery mechanism for BGS. ACE will continue to collect BGS revenues and will continue to provide all customer-related services. On February 15, 2002, the NJBPU approved the results of the auction that was held from February 4, to February 13, 2002. As result of the auction, four suppliers will provide electricity for 1,900 MW, or about 80% of ACE's load, at a price of 5.12 cents per kWh beginning on August 1, 2002. The remaining 20% of ACE's load will continue to be supplied with power purchased under ACE's existing purchased power contracts with NUGs. If there is a default by a supplier determined by the auction process, then the defaulted load will be offered to other winning bidders of the auction process, or if that is not possible, then ACE would purchase the electricity supply from the PJM Interconnection L.L.C.

NOTE 7. TERMINATION OF PURCHASED POWER CONTRACT

On November 10, 1999, the NJBPU issued a Decision and Order approving termination of a contract under which ACE had purchased energy and capacity from Pedricktown, a NUG partnership which was owned 50% by other Conectiv subsidiaries prior to June 29, 2001. The NJBPU decided that ACE is entitled to recover from customers the contract termination payment of $228.5 million, transaction costs, and interim financing costs. The NJBPU also found that the contract termination payment and related transaction costs are eligible for long-term financing through the issuance of transition bonds. On December 28, 1999, ACE paid $228.5 million to terminate the contract. The contract termination payment and related costs are included in "Recoverable Stranded Costs" on the Consolidated Balance Sheets. Effective January 1, 2000, ACE's customer rates were reduced by about 1% (approximately $10 million of revenues on an annualized basis) as a result of the net savings from the contract termination.

NOTE 8. JOINTLY-OWNED PLANT

ACE's Consolidated Balance Sheets include its proportionate share of assets and liabilities related to jointly owned plant. ACE has ownership interests in electric generating plants, transmission facilities, and other facilities in which various parties have ownership interests. ACE's proportionate shares of operating and maintenance expenses of the jointly owned plant is included in the corresponding expenses in ACE's Consolidated Statements of Income. ACE is responsible for providing its share of financing for the jointly owned facilities.

Information with respect to ACE's share of jointly owned plant as of December 31, 2001 is shown below. As discussed in Note 9 to the Consolidated Financial Statements, the jointly-owned coal-fired Keystone and Conemaugh plants were under agreement for sale as of December 31, 2001.

	Ownership Share	Megawatt Capability Owned	Plant in Service	Accumulated Depreciation	Construction Work in Progress
				(Dollars in Thousands)	
Keystone*	2.47%	42	$ 13,758	$ 4,694	$ 1,661
Conemaugh*	3.83%	65	34,777	10,993	1,938
Transmission Facilities	Various	—	24,881	11,802	—
Other Facilities	Various	—	1,113	217	—
Total		107	$ 74,529	$ 27,706	$ 3,599

* Coal-fired electric generating plant.

NOTE 9. DIVESTITURE OF ELECTRIC GENERATING PLANTS

ACE continued the divestiture of its electric generating plants during 2001. The divestiture began effective July 1, 2000 with ACE's contribution to Conectiv at net book value of its combustion turbines (502 MW). On October 18, 2001, ACE sold its ownership interests in nuclear electric generating plants (383 MW). As of December 31, 2001, all of ACE's remaining electric generating plants, which had a carrying value of $117 million and 739.7 MW of capacity, were subject to an agreement for sale.

After the sales of ACE's electric generating plants are completed, the principal remaining business of ACE will be the transmission and distribution of electricity. ACE will purchase power to supply electricity to customers who do not choose alternative electricity suppliers. ACE's exit from the electricity production business is expected to cause a decrease in ACE's earnings capacity.

Sales of Electric Generating Plants Completed in 2001

On October 18, 2001, ACE sold for $29.6 million its 7.51% (164 MW) interest in Peach Bottom Atomic Power Station (Peach Bottom), 7.41% interest (167 MW) in Salem Nuclear Generating Station (Salem) and 5.0% interest (52 MW) in Hope Creek Nuclear Generating Station (Hope Creek) and the related nuclear fuel to the utilities which operate the plants. ACE's trust funds and obligation for decommissioning the plants were transferred to the purchasers in conjunction with the sale. The net assets sold had a carrying value of $27.3 million, which reflects a write-down in 1999 related to discontinuing SFAS No. 71. ACE used $20.5 million of the proceeds to repay the lease obligations related to the nuclear fuel. There was a $2.4 million pre-tax gain on the sale, which did not affect earnings due to the terms of the 1999 restructuring of the electricity generation business of ACE; instead, the pre-tax gain on the sale decreased the balance of deferred recoverable stranded costs.

Contribution of Combustion Turbines to Conectiv in 2000

Effective July 1, 2000, ACE contributed at book value its combustion turbines (502 megawatts of capacity) and related transmission equipment, inventories, and liabilities to a wholly-owned subsidiary (Conectiv Atlantic Generation, LLC, or CAG). ACE then contributed CAG to Conectiv in conjunction with the formation of an energy-holding company by Conectiv, which is engaged in non-regulated electricity production and sales, and energy trading and marketing. The primary effects on ACE's balance sheet of the contribution to Conectiv were as follows: (a) property, plant and equipment decreased $86 million (primarily electric generating plants); (b) fuel and other inventories decreased $6 million; (c) deferred income taxes and investment tax credits decreased $9 million; and (d) the additional paid-in capital portion of common stockholder's equity decreased $83 million.

Electric Generating Plants Subject to Agreements for Sale as of December 31, 2001

As of December 31, 2001, ACE's fossil fuel-fired electric generating plants (Deepwater Station, Conemaugh and Keystone Stations and B.L. England Station) were under agreements for sale to NRG Energy, Inc. (NRG) for approximately $178 million (before certain adjustments and expenses). The plants to be sold have electric generating capacity of 739.7 MW, and as of December 31, 2001, the carrying value of the plants was approximately $117 million. Due to the terms of ACE's electric utility restructuring in 1999 and expected sales proceeds, (i) the loss expected to be realized on the sale of the Deepwater Station was included in the extraordinary charge to earnings in 1999, (ii) the loss expected to be realized on the sale of the B.L. England Station is included in recoverable stranded costs, and (iii) any net gain that may be realized on the sale of ACE's interests in Conemaugh and Keystone Stations is expected to reduce the amount of stranded costs to be recovered from ACE's utility customers.

On February 20, 2002, the NJBPU issued a Decision and Order approving the sale of ACE's fossil fuel-fired electric generating plants and determined the amount eligible for recovery by ACE of stranded costs associated with such plants to be approximately $101 million, after income taxes, (or $171 million before income taxes) as of December 31, 1999, subject to further adjustment. The agreements between ACE and NRG for the sale of the fossil fuel-fired electric generating plants remain in effect, but, after February 28, 2002, are subject to termination by either party, by giving notice. Neither party has terminated the agreements. The appeal period for the Decision and Order that was issued by the NJBPU to approve the plant sales expires in early-April 2002. ACE cannot predict whether or not any or all of the plants will be sold, but ACE is endeavoring to close the sales on mutually-acceptable terms and timetable.

Wholesale Transaction Confirmation Letter Agreements

On October 3, 2000, ACE entered into Wholesale Transaction Confirmation letter agreements (Letter Agreements). The Letter Agreements provided for the sale of the electricity output and capacity associated with the former ownership interests of ACE in Peach Bottom, Salem, and Hope Creek. Under the Letter Agreements, the operators of the nuclear plants purchased the electricity output and capacity from ACE during the period from October 7, 2000 through October 18, 2001 (the date ACE sold its interests in the plants). In exchange for the electricity output and capacity purchased from a given plant, the plant operators reimbursed ACE for the nuclear fuel burned and paid ACE's share of operation and maintenance costs, inventories, and capital expenditures.

NOTE 10. REGULATORY ASSETS AND LIABILITIES

The electric delivery and BGS businesses of ACE are subject to the requirements of SFAS No. 71. ACE recovers through customer rates the costs it incurs in providing BGS, which entails supplying electricity to customers in ACE's service area who do not choose an alternative supplier. When utility revenues are insufficient to recover current period expenses from customers, the NJBPU may provide for future recovery from customers of such current period expenses. When future recovery is probable for current under-recoveries of utility expenses, the expenses are deferred as regulatory assets and subsequently recognized in the Consolidated Statement of Income during the period the expenses are recovered from customers. Similarly, regulatory liabilities may also be created due to the economic impact of an action taken by the NJBPU.

The table below displays the regulatory assets and liabilities as of December 31, 2001 and 2000.

	December 31, 2001		December 31, 2000	
	(Millions of Dollars)			
Regulatory Assets				
Deferred Charges and Other Assets				
Recoverable stranded costs	$	930.0	$	958.9
Deferred electric service costs		106.3		—
Other non-current regulatory assets				
Deferred recoverable income taxes		11.0		14.0
Deferred debt extinguishment costs		11.4		12.4
Unrecovered New Jersey state excise taxes		—		10.4
Deferred other postretirement benefit costs		27.5		30.0
Unrecovered purchased power costs		12.5		14.5
Deferred NUG buyout costs		8.7		4.1
Deferred costs for nuclear decommissioning/decontamination		—		5.1
Asbestos removal costs		7.7		8.0
Other		4.2		2.8
		83.0		101.3
Total regulatory assets	$	1,119.3	$	1,060.2
Regulatory Liabilities				
Deferred energy supply costs	$	—	$	34.7
Regulatory liability for New Jersey income tax benefit		49.3		49.3
Total regulatory liabilities	$	49.3	$	84.0

Recoverable Stranded Costs: The pre-tax balances of $930.0 million as of December 31, 2001 and $958.9 million as of December 31, 2000 arose from the $228.5 million NUG contract termination payment in December 1999, as discussed in Note 7 to the Consolidated Financial Statements, and discontinuing the application of SFAS No. 71 to the electricity generation business in third quarter of 1999, as discussed in Notes 1, 5, and 6 to the Consolidated Financial Statements. The regulatory asset, "Recoverable stranded costs", was established in the third quarter of 1999 to recognize amounts to be collected from regulated delivery customers for stranded costs that resulted from deregulation of the electricity generation business. As discussed in Note 9 to the Consolidated Financial Statements, any gain realized on the sale of the fossil fuel-fired electric generating plants of ACE that are subject to agreements for sale is expected to reduce the amount of recoverable stranded costs.

Deferred Electric Service Costs: See "Basic Generation Service" in Note 6 the Consolidated Financial Statements.

Deferred Recoverable Income Taxes: Represents the portion of deferred income tax liabilities applicable to ACE's utility operations that has not been reflected in current customer rates for which future recovery is probable. As temporary differences between the financial statement and tax bases of assets reverse, deferred recoverable income taxes are amortized.

Deferred Debt Extinguishment Costs: Debt extinguishment costs for which recovery through regulated utility rates is probable are deferred and subsequently amortized to interest expense during the rate recovery period.

Unrecovered New Jersey State Excise Taxes: Represented additional amounts paid by ACE as a result of prior legislative changes in the computation of New Jersey state excise taxes.

Deferred Other Postretirement Benefit Costs: Represents the non-cash portion of other postretirement benefit costs deferred by ACE during 1993 through 1997. This cost is being recovered over a 15-year period which began on January 1, 1998.

Unrecovered Purchased Power Costs: Includes costs incurred by ACE for renegotiation of a long-term capacity and energy contract. These costs are included in current customer rates with the balance scheduled for full recovery over the next 6 years.

Deferred NUG Buyout Costs: Includes certain NUG buyout costs and a NUG restructuring payment which are probable of recovery from customers based on the terms of the 1999 restructuring of ACE's electric generation business.

Deferred Costs for Nuclear Decommissioning/Decontamination: Prior to the sale of ACE's interests in nuclear electric generating plants, this regulatory asset represented amounts recoverable from ACE's customers for amounts that ACE had owed to the U.S. government pursuant to the Energy Policy Act of 1992; this obligation was assumed by the purchasers of ACE's interests in nuclear electric generating plants.

Asbestos Removal Costs: Represents costs incurred by ACE to remove asbestos insulation from a wholly-owned electric generating station. These costs are included in current customer rates with the balance scheduled for full recovery over the next 28 years.

Deferred Energy Supply Costs: At the time of ACE's electric utility restructuring in the third quarter of 1999, ACE had a regulatory liability because energy supply costs had been over-recovered from customers, under an energy adjustment clause. In accordance with terms of the restructuring, as ACE under-recovered costs related to providing BGS, the under-recovery was first applied to the deferred energy cost supply liability, which was eliminated, and then the regulatory asset, "deferred electric service costs" was established.

Regulatory Liability for New Jersey Income Tax Benefit: In 1999, a deferred tax asset arising from the write down of ACE's electric generating plants was established. The deferred tax asset represents the future tax benefit expected to be realized when the higher tax basis of the generating plants is deducted for New Jersey state income tax purposes. To recognize that this tax benefit probably will be given to ACE's regulated electricity delivery customers through lower electric rates, ACE established a regulatory liability.

NOTE 11. COMMON STOCKHOLDER'S EQUITY

Conectiv owns all 18,320,937 outstanding shares of ACE's common stock ($3 per share par value).

For information concerning changes in ACE's common stockholder's equity, see the Statement of Changes in Common Stockholder's Equity.

ACE's certificate of incorporation requires payment of all preferred dividends in arrears (if any) prior to payment of common dividends to Conectiv, and has certain other limitations on the payment of common dividends.

As a subsidiary of a registered holding company under PUHCA, ACE can pay dividends only to the extent of its retained earnings unless SEC approval is obtained.

NOTE 12. PREFERRED STOCK

ACE has authorized 799,979 shares of Cumulative Preferred Stock, $100 Par Value, two million shares of No Par Preferred Stock and three million shares of Preference Stock, No Par Value. If preferred dividends are in arrears for at least a full year, preferred stockholders have the right to elect a majority of directors to the Board of Directors until all dividends in arrears have been paid.

Preferred Stock Not Subject to Mandatory Redemption

Series	2001		2000		Current Redemption Price
	Shares	(000)	Shares	(000)	
4%, $100 par value	24,268	$ 2,427	24,268	$ 2,427	$ 105.50
4.1%, $100 par value	20,504	2,051	20,504	2,051	101.00
4.35%, $100 par value	3,102	310	3,102	310	101.00
4.35%, $100 par value	1,680	168	1,680	168	101.00
4.75%, $100 par value	8,631	863	8,631	863	101.00
5%, $100 par value	4,120	412	4,120	412	100.00
Total	62,305	$ 6,231	62,305	$ 6,231	

Preferred Stock Subject to Mandatory Redemption

As of December 31, 2001, ACE had 124,500 shares outstanding of $7.80 annual dividend rate preferred stock, $100 per share stated value, or $12.45 million. As of December 31, 2000, ACE had 239,500 shares outstanding of $7.80 annual dividend rate preferred stock, $100 per share stated value, or $23.95 million.

On May 1, 2001 ACE redeemed 115,000 shares of its $7.80 annual dividend rate preferred stock at the $100 per share stated value or $11.5 million in total. Effective May 1, 2001, 115,000 shares of the $7.80 annual dividend rate preferred stock became subject to mandatory redemption annually.

NOTE 13. COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUSTS HOLDING SOLELY COMPANY DEBENTURES

Issuer	Series	Securities Outstanding		Amount	
		2001	2000	2001	2000
				(Dollars in Thousands)	
Atlantic Capital I *	$25 per share, 8.25%	2,800,000	2,800,000	$ 70,000	$ 70,000
Atlantic Capital II *	$25 per share, 7.375%	1,000,000	1,000,000	25,000	25,000
				$ 95,000	$ 95,000

* Per share value is stated liquidation value.

The outstanding preferred securities issued by ACE's wholly owned financing subsidiary trusts, Atlantic Capital I and Atlantic Capital

II, are shown in the above table. The financing subsidiary trusts have common and preferred trust securities outstanding and hold Junior Subordinated Debentures (the Debentures) of ACE. ACE owns all of the common securities of the trusts, which constitute approximately 3% of the liquidation amount of all of the trust securities issued by the trusts. The trusts use interest payments received on the Debentures, which are the trusts' only assets, to make cash distributions on the trust securities. The obligations of ACE pursuant to the Debentures and guarantees of distributions with respect to the trusts' securities, to the extent the trusts have funds available therefor, constitute full and unconditional guarantees of the obligations of the trusts under the trust securities the trusts have issued.

For consolidated financial reporting purposes, the Debentures are eliminated in consolidation against the trust's investment in the Debentures. The preferred trust securities are subject to mandatory redemption upon payment of the Debentures at maturity or upon redemption. The Debentures held by Atlantic Capital I mature in 2026 and the Debentures held by Atlantic Capital II mature in 2028. The Debentures are subject to redemption, in whole or in part, at the option of ACE, at 100% of their principal amount plus accrued interest, after an initial period during which they may not be redeemed and at any time upon the occurrence of certain events.

NOTE 14. DEBT

Maturities of long-term debt during the next five years are as follows: 2002—$221.5 million; 2003—$70.1 million; 2004—$67.1 million; 2005—$40.1 million; and, 2006—$66.8 million.

As of December 30, 2001, ACE had $45.0 million of 2.5% short-term debt outstanding, which was entirely commercial paper.

On May 15, 2001 and August 1, 2001, ACE redeemed at maturity $10 million of 7.0%, Medium Term Notes and $30 million of 6.81% Medium Term Notes, respectively.

ACE borrowed $228.5 million through a bank term loan on December 28, 1999 to finance a cash payment for termination of a NUG purchased power contract with Pedricktown, as discussed in Note 7 to the Consolidated Financial Statements. On December 20, 2001, ACE repaid $57.125 million of the term loan balance; the remaining $171.375 million balance is due December 20, 2002.

ACE's term loan contains financial and other covenants which, if not met, could result in the acceleration of repayment obligations under the agreement or restrict ACE's ability to borrow under this agreement. The term loan requires a ratio of total indebtedness to total capitalization of 65% or less. As of December 31, 2001, the ratio was 56%, computed in accordance with the terms of the agreement. The term loan also contains a number of events of default that could be triggered by the acceleration of indebtedness under certain other borrowing arrangements, bankruptcy actions or judgments or decrees against ACE, as well as by a change of control of ACE, such as the Conectiv/Pepco Merger. ACE plans to request a waiver of its term loan change of control provisions so the term loan will continue after the Conectiv/Pepco Merger. ACE plans to repay this debt with proceeds from the expected issuance of transition bonds, which are discussed in Note 6 to the Consolidated Financial Statements.

Substantially all of ACE's utility plant is subject to the lien of the Mortgage and Deed of Trust dated January 15, 1937, as amended and supplemented, collateralizing ACE's First Mortgage Bonds and Secured Medium Term Notes. ACE's mortgage requires that electric generating plants sold (as discussed in Note 9 to the Consolidated Financial Statements) be released from the lien. Assets may be released with a combination of cash, bondable property additions, and credits representing previously issued and retired First Mortgage Bonds. Pursuant to these terms, ACE's interests in nuclear electric generating plants that were sold on October 18, 2001 were released from the lien. ACE expects to have sufficient credits from retired First Mortgage Bonds to release its fossil fuel-fired plants that are expected to be sold during 2002, as discussed in Note 9 to the Consolidated Financial Statements.

Long-term debt outstanding as of December 31, 2001 and 2000 is presented below.

Type of Debt	Maturity Date	December 31, 2001	December 31, 2000
		(Dollars in Thousands)	
Secured debt			
Medium Term Notes Series C (6.86%)	2001	$ —	$ 40,000
Medium Term Notes Series C (7.02%)	2002	30,000	30,000
Medium Term Notes Series B (7.18%)	2003	20,000	20,000
Medium Term Notes Series D (6.00%)	2003	20,000	20,000
Medium Term Notes Series A (7.98%)	2004	30,000	30,000
Medium Term Notes Series B (7.125%)	2004	28,000	28,000
Medium Term Notes Series C (7.15%)	2004	9,000	9,000
Medium Term Notes Series B (6.45%)	2005	40,000	40,000
Medium Term Notes Series D (6.19%)	2006	65,000	65,000
6-3/8% Pollution Control Series	2006	2,125	2,200
Medium Term Notes Series C (7.15%)	2007	1,000	1,000
Medium Term Notes Series B (6.76%)	2008	50,000	50,000
Medium Term Notes Series C (7.25%)	2010	1,000	1,000
6-5/8% First Mortgage Bonds	2013	68,600	68,600
Medium Term Notes Series C (7.63%)	2014	7,000	7,000
Medium Term Notes Series C (7.68%)	2015	15,000	15,000
Medium Term Notes Series C (7.68%)	2016	2,000	2,000
6.80% Pollution Control Series A	2021	38,865	38,865
7% First Mortgage Bonds	2023	62,500	62,500
5.60% Pollution Control Series A	2025	4,000	4,000
7% First Mortgage Bonds	2028	75,000	75,000
6.15% Pollution Control Series A	2029	23,150	23,150
7.20% Pollution Control Series A	2029	25,000	25,000
7% Pollution Control Series B	2029	6,500	6,500
		623,740	663,815
Unsecured debt			
6.46% Medium Term Notes Series A	2002	20,000	20,000
6.63% Medium Term Notes Series A	2003	30,000	30,000
7.52% Medium Term Notes Series A	2007	5,000	5,000
7.50% Medium Term Notes Series A	2007	10,000	10,000
		65,000	65,000
Term Loan			
7.32% Term Loan	2001	—	57,125
2.95% Term Loan	2002	171,375	171,375
Unamortized Premium and Discount, Net		(2,362)	(2,462)
Current Maturities of Long-Term Debt		(221,450)	(97,200)
Total Long Term Debt		636,303	857,653
Variable Rate Demand Bonds, Pollution Control Series A*	2014	18,200	18,200
Variable Rate Demand Bonds, Pollution Control Series B*	2017	4,400	4,400
Total Long Term Debt and Variable Rate Demand Bonds		$ 658,903	$ 880,253

* Variable Rate Demand Bonds (VRDB) are classified as current liabilities because the VRDB are due on demand by the bondholder. However, bonds submitted to ACE for purchase are remarketed by a remarketing agent on a best efforts basis. ACE expects that bonds submitted for purchase will continue to be remarketed successfully due to ACE's credit worthiness and the bonds' interest rates being set at market. ACE also may utilize one of the fixed rate/fixed term conversion options of the bonds. Thus, ACE considers the VRDB to be a source of long-term financing. Average interest rates on the VRDB were 2.4% for 2001 and 3.9% for 2000.

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The year-end fair value of certain financial instruments are listed below. The fair values were based on quoted market prices of ACE's securities or securities with similar characteristics.

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Dollars in Thousands)			
Investments	$ 3,666	$ 3,666	$ 112,501	$ 112,501
Long Term Debt	636,303	642,304	857,653	850,753
Preferred Stock Subject to Mandatory Redemption	12,450	12,948	23,950	24,369
Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Company Debentures	95,000	95,840	95,000	92,914

NOTE 16. LONG-TERM PURCHASED POWER CONTRACTS

As of December 31, 2001, ACE's commitments under long-term purchased power contracts provided ACE 1,800 MW of capacity and varying amounts of firm electricity per hour during each month of a given year. Commitments for purchased capacity under contracts existing as of December 31, 2001 will decrease by approximately 1,300 MW in 2002, primarily due to the anticipated replacement of the capacity supplied by these contracts with the capacity and energy to be provided by the BGS suppliers that were selected by the auction process discussed in Note 6 to the Consolidated Financial Statements. Based on existing contracts as of December 31, 2001, the commitments of ACE during the next five years for capacity and energy under long-term purchased power contracts are estimated to be as follows: $297 million in 2002, $214 million in 2003; $206 million in 2004; $234 million in 2005; and $231 million in 2006. As of December 31, 2001, provisions of certain contracts under which ACE procures electricity for BGS would require ACE to provide cash collateral of $42.1 million, if ACE's credit ratings were downgraded below investment grade. The cash collateral required in the event of a credit rating downgrade fluctuates based on energy market conditions .

NOTE 17. LEASES

Nuclear Fuel

As discussed in Note 9 to the Consolidated Financial Statements, ACE sold its ownership interests in nuclear electric generating plants and the related nuclear fuel on October 18, 2001. Prior to the sale, ACE leased its share of nuclear fuel at the nuclear electric generating plants. The obligation of ACE under the contracts was repaid upon the sale of the interest in the nuclear electric generating plants on October 18, 2001 with proceeds from the sale.

Leased nuclear fuel costs included in operating expenses were $10.4 million for 2001, $14.2 million for 2000 and $14.8 million for 1999.

Lease Commitments

ACE also leases other types of property and equipment for use in its operations. Amounts charged to operating expenses for these leases were $8.2 million in 2001, $10.1 million in 2000, and $7.6 million in 1999. Future minimum rental payments for all non-cancelable lease agreements are less than $10 million per year for each of the next five years.

NOTE 18. PENSION AND OTHER POSTRETIREMENT BENEFITS

The employees of ACE and other Conectiv subsidiaries are provided pension benefits and other postretirement benefits under Conectiv benefit plans. The amounts shown below are for the benefit plans of Conectiv and include amounts for all covered employees of the Conectiv subsidiaries which elect to participate in the benefit plans.

Assumptions

	2001	2000	1999
Discount rates used to determine projected benefit obligation as of December 31	7.25%	7.50%	7.75%
Expected long-term rates of return on assets	9.50%	9.50%	9.00%
Rates of increase in compensation levels	4.50%	4.50%	4.50%
Health-care cost trend rate on covered charges	10.00%	8.00%	6.50%

The health-care cost trend rate, or the expected rate of increase in health-care costs, is assumed to gradually decrease to 5.0% by 2007. Increasing the health-care cost trend rates of future years by one percentage point would increase the accumulated postretirement benefit obligation by $10.3 million and would increase annual aggregate service and interest costs by $0.8 million. Decreasing the health-care cost trend rates of future years by one percentage point would decrease the accumulated postretirement benefit obligation by $10.3 million and would decrease annual aggregate service and interest costs by $0.9 million.

The following schedules reconcile the beginning and ending balances of the pension and other postretirement benefit obligations and related plan assets for Conectiv. Other postretirement benefits include medical benefits for retirees and their spouses and retiree life insurance.

Change in Conectiv's Benefit Obligation

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
	(Dollars in Thousands)			
Benefit obligation at beginning of year	$ 694,621	$ 673,095	$ 201,493	$ 194,031
Service cost	20,338	18,388	4,381	3,908
Interest cost	53,154	51,856	17,121	14,513
Plan participants' contributions	—	—	543	511
Plan amendments	3,775	4,359	—	—
Actuarial loss	38,102	12,689	57,346	5,500

Benefits paid		(55,023)		(66,438)		(17,047)		(16,970)
Other		—		672		—		—
Benefit obligation at end of year	$	754,967	$	694,621	$	263,837	$	201,493

Change in Conectiv's Plan Assets

	Pension Benefits				Other Postretirement Benefits			
	2001		2000		2001		2000	
			(Dollars in Thousands)					
Fair value of assets at beginning of year	$	948,043	$	1,017,844	$	119,724	$	120,072
Actual return on plan assets		(31,628)		(3,363)		(2,356)		166
Employer contributions		—		—		16,196		15,945
Plan participants' contributions		—		—		543		511
Benefits paid		(55,023)		(66,438)		(17,047)		(16,970)
Fair value of assets at end of year	$	861,392	$	948,043	$	117,060	$	119,724

Reconciliation of Funded Status of Conectiv's Plans

	Pension Benefits				Other Postretirement Benefits			
	2001		2000		2001		2000	
			(Dollars in Thousands)					
Funded status at end of year	$	106,425	$	253,422	$	(146,777)	$	(81,769)
Unrecognized net actuarial (gain) loss		(24,781)		(181,008)		22,438		(46,246)
Unrecognized prior service cost		17,727		7,794		99		149
Unrecognized net transition (asset) obligation		(7,480)		(10,245)		34,404		37,531
Net amount recognized at end of year	$	91,891	$	69,963	$	(89,836)	$	(90,335)
Portion applicable to ACE	$	(35,529)	$	(26,948)	$	(36,429)	$	(37,614)

Based on fair values as of December 31, 2001, the pension plan assets were comprised of publicly traded equity securities ($559.9 million or 65%) and fixed income obligations ($301.5 million or 35%). Based on fair values as of December 31, 2001, the other postretirement benefit plan assets included equity securities ($77.7 million or 66%) and fixed income obligations ($39.4 million or 34%).

Components of Conectiv's Net Periodic Benefit Cost

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999

	2001	2000	1999	2001	2000	1999
	(Dollars in Thousands)					
Service cost	$ 20,338	$ 18,388	$ 20,288	$ 4,381	$ 3,908	$ 5,282
Interest cost	53,154	51,856	51,442	17,121	14,513	13,839
Expected return on assets	(88,346)	(90,037)	(83,999)	(8,981)	(8,645)	(6,769)
Amortization of:						
Transition obligation (asset)	(2,764)	(2,764)	(2,764)	3,128	3,128	3,128
Prior service cost	1,189	694	406	49	49	49
Actuarial (gain)	(5,499)	(13,767)	(4,248)	—	(3,060)	(1,059)
Total net periodic benefit cost	$ (21,928)	$ (35,630)	$ (18,875)	$ 15,698	$ 9,893	$ 14,470
Portion of net periodic benefit cost applicable to ACE	$ 8,580	$ 6,154	$ 9,546	$ 6,641	$ 4,607	$ 8,856
ACE portion of net periodic benefit cost included in results of operations	$ 8,580	$ 6,154	$ 9,546	$ 6,641	$ 4,607	$ 8,856

Conectiv also maintains 401(k) savings plans for covered employees. Conectiv contributes Conectiv common stock to the plan, at varying levels up to $0.50 of common stock for each dollar of up to 6% of pay contributed by the employee. The amount expensed for ACE's share of the 401(k) savings plan was $1.0 million in 2001, $1.0 million in 2000, and $1.6 million in 1999.

NOTE 19. COMMITMENTS AND CONTINGENCIES

Commitments

ACE's capital expenditures for 2002 are estimated to be approximately $84 million.

See Note 16 to the Consolidated Financial Statements for commitments related to long-term purchased power contracts and Note 17 to the Consolidated Financial Statements for commitments related to leases.

Environmental Matters

ACE is subject to regulation with respect to the environmental effects of its operations, including air and water quality control, solid and hazardous waste disposal, and limitation on land use by various federal, regional, state, and local authorities. Costs may be incurred to clean up facilities found to be contaminated due to past disposal practices. Federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or uncontrolled hazardous waste sites. ACE is a potentially responsible party at a state superfund site and has agreed, along with other responsible parties, to remediate the site pursuant to an Administrative Consent Order with the New Jersey Department of Environmental Protection (NJDEP). ACE is also a defendant in an action to recover costs at a federal superfund site in Gloucester County, New Jersey. ACE's liability for clean-up costs is affected by the activities of these governmental agencies and private land-owners, the nature of past disposal practices, the activities of others (including whether they are able to contribute to clean-up costs), and the scientific and other complexities involved in resolving clean-up related issues (including whether ACE or a corporate predecessor is responsible for conditions on a particular parcel). There is $3.2 million included in ACE's current liabilities as of December 31, 2001 ($1.0 million as of December 31, 2000) for remediation activities at these sites. ACE does not expect such future costs to have a material effect on its financial position or results of operations.

On July 11, 2001, the NJDEP denied ACE's request to renew a permit variance, effective through July 30, 2001, that authorized Unit 1 at the B.L. England station to burn coal containing greater than 1% sulfur. ACE has appealed the denial. The NJDEP has issued a stay of the denial to authorize ACE to operate Unit 1 with the current fuel until June 30, 2002 and an addendum to the permit/certificate to operate authorizing a trial burn of coal with a sulfur content less than 2.6%. Management is not able to predict the outcome of ACE's appeal.

Other

On October 24, 2000, the City of Vineland, New Jersey, filed an action in a New Jersey Superior Court to acquire ACE electric distribution facilities located within the City limits by eminent domain. The carrying value of the electric distribution facilities was approximately $9.1 million, as of December 31, 2001. The City's Superior Court action has been dismissed, based on the failure to hold a referendum, and the City has appealed this decision. On November 6, 2001, the City held a referendum and City residents voted to approve the City's proposal to acquire ACE electric distribution facilities located within the City limits. On March 8, 2002, ACE and the City announced that they had reached a tentative agreement which provides for ACE to receive $23.9 million for the electric distribution facilities located within the City limits. After a transition period of 18 to 24 months primarily to reconfigure facilities, the transaction would close and the City would provide electric service to the City's residents previously served by ACE.

On November 26, 2001, the FERC published a notice establishing a generic refund effective date of January 26, 2002 relative to collections by all utilities pursuant to their market-based rates (MBR). ACE cannot determine with certainty whether the intent of FERC is to make all MBR collections subject to refund as of January 26, 2002. There has been no allegation that ACE has misused its MBR authority, and any possible refund liability would not affect 2001 revenues.

NOTE 20. BUSINESS SEGMENTS

Conectiv's organizational structure and management reporting information is aligned with Conectiv's business segments, irrespective of the subsidiary, or subsidiaries, through which a business is conducted. Businesses are managed based on lines of business, not legal entity. Business segment information is not produced, or reported, on a subsidiary by subsidiary basis. Thus, as a Conectiv subsidiary, no business segment information (as defined by SFAS No. 131, „Disclosures about Segments of an Enterprise and Related Information") is available for ACE on a stand-alone basis. However, ACE's principal business is expected to be the transmission and distribution of electricity upon completion of the divestiture of the electric generating plants of ACE (as discussed in Note 9 to the Consolidated Financial Statements).

NOTE 21. QUARTERLY FINANCIAL INFORMATION (unaudited)

The quarterly data presented below reflect all adjustments necessary in the opinion of management for a fair presentation of the interim results. Quarterly data normally vary seasonally because of temperature variations, differences between summer and winter rates, and the scheduled downtime and maintenance of electric generating units.

	2001				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Dollars in Thousands)				
Operating Revenues	$ 225,771	$ 247,323	$ 337,827	$ 230,250	$ 1,041,171
Operating Income	32,402	54,208	62,299	30,832	179,741
Net Income	9,276	23,353	27,707	15,140	75,476
Earnings Applicable to Common Stock	8,743	22,820	27,399	14,831	73,793

	2000				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Dollars in Thousands)				
Operating Revenues	$ 215,151	$ 221,366	$ 287,092	$ 237,253	$ 960,862
Operating Income	22,680	36,411	66,123	41,310	166,524
Net Income	1,573	14,113	28,155	10,593	54,434
Earnings Applicable to Common Stock	1,040	13,581	27,621	10,060	52,302

As discussed in Note 1 to the Consolidated Financial Statements, under-recoveries of costs related to BGS have been reclassified within the Consolidated Statements of Income from electric operating revenues to operating expenses, as a separate line item captioned "Deferred electric service costs". A reconciliation of quarterly revenues previously reported to restated quarterly revenues is shown below.

	2001		
	First Quarter	Second Quarter	Third Quarter
	(Dollars in Thousands)		
Operating revenues as reported in 2001 quarterly reports on Form 10-Q	$ 230,538	$ 300,877	$ 404,876
Adjustment for deferred electric service costs	(4,767)	(53,554)	(67,049)
Restated operating revenues	$ 225,771	$ 247,323	$ 337,827

	2000				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Dollars in Thousands)				
Operating revenues as reported in 2000 quarterly reports on Form 10-Q and the 2000 Form 10-K	$ 208,886	$ 236,249	$ 282,966	$ 240,282	$ 968,383
Adjustment for deferred electric service costs	6,265	(14,883)	4,126	(3,029)	(7,521)
Restated operating revenues	$ 215,151	$ 221,366	$ 287,092	$ 237,253	$ 960,862

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	1,523,658,688	1,523,658,688
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	1,523,658,688	1,523,658,688
9	Leased to Others		
10	Held for Future Use	5,603,814	5,603,814
11	Construction Work in Progress	74,780,004	74,780,004
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	1,604,042,506	1,604,042,506
14	Accum Prov for Depr, Amort, & Depl	568,189,748	568,189,748
15	Net Utility Plant (13 less 14)	1,035,852,758	1,035,852,758
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	543,257,991	543,257,991
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	24,931,757	24,931,757
22	Total In Service (18 thru 21)	568,189,748	568,189,748
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	568,189,748	568,189,748

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant	35,714,817	3,821,584
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	35,714,817	3,821,584
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	1,401,199	
9	(311) Structures and Improvements	19,915,754	
10	(312) Boiler Plant Equipment	76,165,285	
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	17,381,500	
13	(315) Accessory Electric Equipment	7,208,589	
14	(316) Misc. Power Plant Equipment	7,023,966	
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	129,096,293	
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	727,352	
18	(321) Structures and Improvements	1,595,759	
19	(322) Reactor Plant Equipment	4,941,738	
20	(323) Turbogenerator Units	1,265,031	
21	(324) Accessory Electric Equipment	1,322,801	
22	(325) Misc. Power Plant Equipment	449,773	
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	10,302,454	
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights	1,305,406	
35	(341) Structures and Improvements	1,011	
36	(342) Fuel Holders, Products, and Accessories	181,183	
37	(343) Prime Movers	1,702,214	160
38	(344) Generators	2,252,096	
39	(345) Accessory Electric Equipment	355,961	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
					2
					3
132,161			39,404,240		4
132,161			39,404,240		5
					6
					7
			1,401,199		8
			19,915,754		9
			76,165,285		10
					11
			17,381,500		12
			7,208,589		13
			7,023,966		14
			129,096,293		15
					16
725,257			2,095		17
1,595,759					18
4,941,738					19
1,265,031					20
1,322,801					21
449,773					22
10,300,359			2,095		23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
			1,305,406		34
			1,011		35
1,105			180,078		36
211		-160	1,702,003		37
4,240			2,247,856		38
1,210			354,751		39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment	3,844	
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	5,801,715	160
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	145,200,462	160
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	23,586,006	
45	(352) Structures and Improvements	8,703,475	
46	(353) Station Equipment	141,211,575	623,177
47	(354) Towers and Fixtures	29,596,129	
48	(355) Poles and Fixtures	62,670,478	104,420
49	(356) Overhead Conductors and Devices	75,215,904	118,780
50	(357) Underground Conduit	7,309,015	
51	(358) Underground Conductors and Devices	26,491,974	
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	374,784,556	846,377
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	20,709,860	542,288
56	(361) Structures and Improvements	6,464,735	29,434
57	(362) Station Equipment	63,177,603	410,393
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	147,987,540	3,995,519
60	(365) Overhead Conductors and Devices	146,674,036	2,033,278
61	(366) Underground Conduit	26,060,290	55,406
62	(367) Underground Conductors and Devices	64,320,660	1,456,994
63	(368) Line Transformers	156,010,266	9,285,010
64	(369) Services	84,297,176	5,207,670
65	(370) Meters	46,924,270	1,858,798
66	(371) Installations on Customer Premises	26,357,703	160,256
67	(372) Leased Property on Customer Premises	443,953	
68	(373) Street Lighting and Signal Systems	43,250,365	1,342,334
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	832,678,457	26,377,380
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	1,160,482	
72	(390) Structures and Improvements	39,549,074	242,793
73	(391) Office Furniture and Equipment	15,254,768	320,037
74	(392) Transportation Equipment	17,847,737	
75	(393) Stores Equipment	1,092,441	
76	(394) Tools, Shop and Garage Equipment	5,295,245	238,823
77	(395) Laboratory Equipment	6,041,652	
78	(396) Power Operated Equipment	1,582,458	
79	(397) Communication Equipment	34,659,302	
80	(398) Miscellaneous Equipment	724,775	
81	SUBTOTAL (Enter Total of lines 71 thru 80)	123,207,934	801,653
82	(399) Other Tangible Property	18,736	
83	TOTAL General Plant (Enter Total of lines 81 and 82)	123,226,670	801,653
84	TOTAL (Accounts 101 and 106)	1,511,604,962	31,847,154
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	1,511,604,962	31,847,154

Name of Respondent	This Report Is:	Date of Report	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
154			3,690		40
6,920		-160	5,794,795		41
10,307,279		-160	134,893,183		42
					43
			23,586,006		44
239			8,703,236		45
122,493			141,712,259		46
62,298			29,533,831		47
1,800			62,773,098		48
-58,106			75,392,790		49
			7,309,015		50
			26,491,974		51
					52
128,724			375,502,209		53
					54
			21,252,148		55
			6,494,169		56
30,445			63,557,551		57
					58
1,278,728			150,704,331		59
553,339			148,153,975		60
7,090			26,108,606		61
19,706			65,757,948		62
2,454,806			162,840,470		63
121,716			89,383,130		64
			48,783,068		65
100,298			26,417,661		66
			443,953		67
324,724			44,267,975		68
4,890,852			854,164,985		69
					70
529,722			630,760		71
1,854,642			37,937,225		72
413,250			15,161,555		73
1,413,247		-74,382	16,360,108		74
			1,092,441		75
370			5,533,698		76
1,708			6,039,944		77
			1,582,458		78
27,625			34,631,677		79
570			724,205		80
4,241,134		-74,382	119,694,071		81
18,736					82
4,259,870		-74,382	119,694,071		83
19,718,886		-74,542	1,523,658,688		84
					85
					86
					87
19,718,886		-74,542	1,523,658,688		88

FOOTNOTE DATA

Schedule Page: 204 Line No.: 82 Column: b

Costs in Account 399 are entirely attributable to nuclear production.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	Eng. & Sup/Admin. & Gen Salaries, Payroll Taxes, Pensions, Insurance and Benefits	7,843,452
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14	Note: AFUDC is charged directly to specific jobs, not prorated via a blanket work order, and	
15	therefore is not included on this shedule.	
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	7,843,452

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

Engineering and Supervision(E&S) and Administration and General(A&G) Overheads
(1) Hourly standard rates are developed by cost center for employees with similar functions. These standard rates include salaries, benefits, lost time, and other costs required for the employee to perform required functions.
(2) As time is spent supporting construction generally but not a specific project, the hours are charged to an E&S or A&G pool using the standard rate.
(3) Each month the dollars accumulated in the pool are cleared and applied to all active projects with current month expenditures.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S 4,464,414		
2	Short-term Interest			s 3.19
3	Long-Term Debt	D 1,072,452,548	63.62	d 6.83
4	Preferred Stock	P 30,181,000	1.79	p 7.11
5	Common Equity	C 583,057,105	34.59	c 12.50
6	Total Capitalization	1,685,690,153	100.00 100%	
7	Average Construction Work in Progress Balance	W 61,148,141		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 4.26

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 4.43

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 4.34
   b. Rate for Other Funds - 3.97

Name of Respondent	This Report Is:	Date of Report	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	608,308,018	608,308,018		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	50,012,321	50,012,321		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	50,012,321	50,012,321		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	4,217,010	4,217,010		
12	Cost of Removal	6,032,626	6,032,626		
13	Salvage (Credit)	1,883,574	1,883,574		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	8,366,062	8,366,062		
15	Other Debit or Cr. Items (Describe):	-106,696,286	-106,696,286		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	543,257,991	543,257,991		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production	1,732,551	1,732,551		
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production	2,248,342	2,248,342		
23	Transmission	160,076,348	160,076,348		
24	Distribution	331,618,330	331,618,330		
25	General	47,582,420	47,582,420		
26	TOTAL (Enter Total of lines 18 thru 25)	543,257,991	543,257,991		

Schedule Page: 219 Line No.: 15 Column: d

Reversal through sale of the Nuclear Plant Decommissioning Reserve 106,647,068.
Transfers 49,218

THIS PAGE LEFT INTENTIALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	Atlantic Capital I			
2	Investment in Securities -	10/01/96		2,164,950
3				
4	Atlantic Capital II			
5	Investment in Securities -	11/06/98		773,200
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 0		TOTAL	2,938,150

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
		2,164,950		2
				3
				4
		773,200		5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
		2,938,150		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)	580,314	14,844,884	
2	Fuel Stock Expenses Undistributed (Account 152)	289,979	27,651	
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)	1,327,740	1,181,206	
8	Transmission Plant (Estimated)			
9	Distribution Plant (Estimated)	8,208,521	8,333,207	
10	Assigned to - Other			
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)	9,536,261	9,514,413	
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)	1,218,910	1,223,343	
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	11,625,464	25,610,291	

THIS PAGE LEFT INTENTIALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year No. (b)	Current Year Amt. (c)	2002 No. (d)	2002 Amt. (e)
1	Balance-Beginning of Year	45,596.00	-481,572	21,157.00	
2					
3	Acquired During Year:				
4	Issued (Less Withheld Allow)	2,423.00			
5	Returned by EPA				
6					
7					
8	Purchases/Transfers:	1.00			
9					
10					
11					
12					
13					
14					
15	Total	1.00			
16					
17	Relinquished During Year:				
18	Charges to Account 509	-23,784.00	443,596		
19	Other:				
20					
21	Cost of Sales/Transfers:				
22	To CAG	-170.00	46,423		
23					
24					
25					
26					
27					
28	Total	-170.00	46,423		
29	Balance-End of Year	71,974.00	-971,591	21,157.00	
30					
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains				
35	Losses				
	Allowances Withheld (Acct 158.2)				
36	Balance-Beginning of Year	297.95		297.95	
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales	247.50			
40	Balance-End of Year	50.45		297.95	
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)	247.50	43,317		
45	Gains	247.50	43,317		
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2003		2004		Future Years		Totals		Line No.
No. (f)	Amt. (g)	No. (h)	Amt. (i)	No. (j)	Amt. (k)	No. (l)	Amt. (m)	
20,679.00	258,887	37,726.00	517,517	445,703.00	5,653,596	570,861.00	5,948,428	1
								2
								3
924.00		843.00		17,047.00		21,237.00		4
								5
								6
								7
						1.00		8
								9
								10
								11
								12
								13
								14
						1.00		15
								16
								17
						-23,784.00	443,596	18
								19
								20
								21
						-170.00	46,423	22
								23
								24
								25
								26
								27
						-170.00	46,423	28
21,603.00	258,887	38,569.00	517,517	462,750.00	5,653,596	616,053.00	5,458,409	29
								30
								31
								32
								33
								34
								35
297.95		297.95		13,955.10		15,146.90		36
								37
								38
				247.50		495.00		39
297.95		297.95		13,707.60		14,651.90		40
								41
								42
								43
				247.50	27,437	495.00	70,754	44
				247.50	27,437	495.00	70,754	45
								46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	Decommissioning Fund		518	5,138,598	
2	Asbestos Removal (37 years amort - 1993 to 2030)		407	269,877	7,736,460
3	SFAS #109 (15 years amort - 1992 to 2006)			4,072,913	10,978,916
4	SFAS #106 OPEB		926	2,498,400	27,482,401
5	Keystone Cogeneration Contract Termination Cost		419	1,997,553	12,489,590
6	NJ NUG Buyout Payments		224		228,276,000
7	NJ Stranded Costs-Net of Tax (1)	58,268	VARIOUS	28,482,938	693,416,079
8	NJ Customer Care Enhancements (2)		VARIOUS	421,925	8,343,940
9	Municipal Excise Tax-Non Current			10,360,000	
10					
11					
12					
13					
14					
15					
16	(1) Write-down of plant assets due to				
17	restructuring.				
18	(2) Retail Access.				
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	58,268		53,242,204	988,723,386

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 232 Line No.: 6 Column: a

NJ NUG Buyout Payments
Contract termination payment to Pedericktown Cogeneration Limited Partnership

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Work in Progress	5,410,533	4,265,962	Various	2,841,752	6,834,743
2	Deferred Compensation Plans	263,521	633,949	Various	331,416	566,054
3	Jointly Owned Stations	406		Various		406
4	Ebasco-Long Term Receivables	2,228,643		Various	479,380	1,749,263
5	Deferred Deregulation Costs	6,912,339	5,906,740	Various	175	12,818,904
6	Suspense Accounts	-62,248	1,827,388	Various	1,726,803	38,337
7	ESCO-LT Liab	-1,910,252	443,536	Various		-1,466,716
8	Property Sale Expense	542,092	236,866	Various	258,663	520,295
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress					
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	13,385,034				21,061,286

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Federal	81,532,159	83,714,058
3	State	16,001,325	17,083,437
4			
5			
6			
7	Other		
8	TOTAL Electric (Enter Total of lines 2 thru 7)	97,533,484	100,797,495
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)		
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	97,533,484	100,797,495

Notes

Account 190 Federal Income Tax Activity:
411 Credits 0
410 Debits 2,181,899

Net Debit 2,181,899

Account 190 State Income Tax Activity:
411 Credits 593,987
410 Debits 1,676,099

Net Debit 1,082,112

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock (Account 201)	25,000,000	3.00	
2	TOTAL	25,000,000		
3	Preferred Stock (Account 204)			
4	Authorized:			
5	Cumulative Preferred Stock, $100 Par Value	799,979		
6	No Par Preferred Stock	2,000,000		
7	Preferred Stock, No Par Value	3,000,000		
8	TOTAL	5,799,979		
9	Issued and outstanding:			
10	4% Cumulative	77,000	100.00	105.50
11	4.10% Cumulative	72,000	100.00	101.00
12	4.35% Cumulative	51,000	100.00	101.00
13	4.75% Cumulative	50,000	100.00	101.00
14	5% Cumulative	50,000	100.00	100.00
15	7.52% Cumulative	100,000	100.00	
16	$8.25 Cumulative	100,000		
17	$8.53 Cumulative	600,000		
18	$8.20 Cumulative	500,000		
19	$7.80 Cumulative	700,000		
20	TOTAL	2,300,000		
21				
22				
23				
24				
25				
26	NOTE: No series of capital stock is listed on			
27	an exchange.			
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
18,320,937	54,962,811					1
18,320,937	54,962,811					2
						3
						4
						5
						6
						7
						8
						9
24,268	2,426,800					10
20,504	2,050,400					11
4,782	478,200					12
8,631	863,100					13
4,120	412,000					14
						15
						16
						17
						18
124,500	12,450,000					19
186,805	18,680,500					20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CAPITAL STOCK SUBSCRIBED, CAPITAL STOCK LIABILITY FOR CONVERSION PREMIUM ON CAPITAL AND INSTALLMENTS RECEIVED ON CAPITAL STOCK (Accounts 202 and 205, 203 and 206, 207, 212)

1. Show for each of the above accounts the amounts applying to each class and series of capital stock.
2. For Account 202, Common stock Subscribed, and Account 205, Preferred Stock Subscribed, show the subscription price and the balance due on each class at the end of year.
3. Describe in a footnote the agreement and transactions under which a conversion liability existed under Account 203, Common Stock Liability for Conversion, or Account 206, Preferred Stock Liability for Conversion, at the end of the year.
4. For Premium on Account 207, Capital Stock, designate with a double asterisk any amounts representing the excess of consideration received over stated values of stocks without par value.

Line No.	Name of Account and Description of Item (a)	Number of shares (b)	Amount (c)
1	Premium & Assessment on Capital Stock (Account 207)		29,294
2	4% Cumulative Preferred Stock Issuance		200
3	7.52% Cumulative Preferred Stock Issuance		159,459,117
4	$3.00 Par Common Stock Issuances		9,058,364
5	Employee Stock Ownership Plan Issuance		8,845,336
6	Preferred Stock Conversions into Common Stock		53,624,869
7	Dividend Reinvestment Program		
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45			
46	TOTAL		231,017,180

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	A/C 211	
2	Miscellaneous Paid in Capital	
3	Parent Company common stock issued for the respondent's employee benef	3,949,093
4	For general corporate purposes	176,565,423
5	SUBTOTAL	180,514,516
6		
7		
8		
9	Changes during the year:	
10	None	
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	TOTAL	180,514,516

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

DISCOUNT ON CAPITAL STOCK (Account 213)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance with respect to any class or series of stock, attach a statement giving particulars (details) of the change. State the reason for any charge-off during the year and specify the amount charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	None	
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21	TOTAL	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CAPITAL STOCK EXPENSE (Account 214)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance in respect to any class or series of stock, attach a statement giving particulars (details) of the change. State the reason for any charge-off of capital stock expense and specify the account charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	Common Stock	1,119,183
2	4% Cumulative Preferred	7,523
3	4.35% Cumulative Preferred	11,865
4	4.35% Cumulative Preferred - 2nd Series	2,808
5	4.10% Cumulative Preferred	1,804
6	4.75% Cumulative Preferred	14,492
7	5% Cumulative Preferred	3,252
8		
9		
10		
11	$8.20 No Par Preferred	54,076
12	$7.80 No Par Preferred	122,578
13		
14	Changes during the year:	
15	None	
16		
17		
18		
19		
20	(E) 69,463	
21	(F) 36,209	
22	TOTAL	1,337,581

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Bonds (Account 221)		
2	First Mortgage Bonds:		
3	6-3/8% Pollution Control Series	2,500,000	103,432
4	6.80% Pollution Control Series A	38,865,000	1,029,173
5	Medium Term Notes Series D - 6.00%	20,000,000	100,000
6	Medium Term Notes Series D - 6.18%	15,000,000	82,500
7	Medium Term Notes Series D - 6.19%	50,000,000	275,000
8	Medium Term Notes Series A - 7.98%	30,000,000	366,674
9	Medium Term Notes Series B - 7.18%	20,000,000	144,250
10	Medium Term Notes Series B - 7.125%	28,000,000	201,949
11	Medium Term Notes Series B - 6.45%	40,000,000	288,499
12	Medium Term Notes Series B - 6.76%	50,000,000	360,622
13			
14	6-5/8% Series	75,000,000	408,398
15			259,500 D
16	7% Series	75,000,000	517,498
17			885,000 D
18	5.60% Pollution Control Series A	4,000,000	307,630
19	7% Series	75,000,000	466,893
20			937,500 D
21	6.15% Pollution Control Series A	23,150,000	279,038
22			457,513 D
23	7.20% Pollution Control Series A	25,000,000	145,717
24			492,500 D
25	7% Pollution Control Series B	6,500,000	48,111
26			128,050 D
27	Medium Term Notes Series C - 7.15%	1,000,000	8,636
28	Medium Term Notes Series C - 6.86%	40,000,000	305,448
29	Medium Term Notes Series C - 7.02%	30,000,000	244,085
30	Medium Term Notes Series C - 7.15%	9,000,000	73,226
31	Medium Term Notes Series C - 7.68%	2,000,000	20,272
32	Medium Term Notes Series C - 7.68%	15,000,000	152,043
33	TOTAL	1,097,053,150	19,982,206

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
121776	120106	010177	120106	2,125,000	139,453	3
030191	030121	040191	030121	38,865,000	2,642,820	4
011298	011503	020198	020103	20,000,000	1,200,000	5
011298	011206	020198	020106	15,000,000	927,000	6
011298	011206	020198	020106	50,000,000	3,095,000	7
123192	051904	123192	051904	30,000,000	2,392,950	8
123193	123103	123193	123103	20,000,000	1,435,200	9
123193	123104	123193	123104	28,000,000	1,995,000	10
123193	123105	123193	123105	40,000,000	2,580,055	11
123193	123108	123193	123108	50,000,000	3,377,600	12
						13
081793	080113	081793	080113	68,600,000	4,544,750	14
		081793	080113			15
081793	080128	081793	080128	75,000,000	5,250,000	16
		081793	080128			17
110193	110125	110193	110125	4,000,000	224,000	18
092193	090123	092193	090123	62,500,000	4,375,000	19
		092193	090123			20
061394	060129	061394	060129	23,150,000	1,423,725	21
		061394	060129			22
110394	110129	110394	110129	25,000,000	1,800,000	23
		110394	110129			24
110394	110129	110394	110129	6,500,000	455,000	25
		110394	110129			26
052495	052407	060195	050107	1,000,000	71,500	27
052595	080101	060195	080101		1,452,306	28
082395	082302	090195	082302	30,000,000	2,104,500	29
052595	052504	060195	052504	9,000,000	643,500	30
082395	082316	090195	090116	2,000,000	153,600	31
082395	082315	090195	090115	15,000,000	1,152,000	32
				980,653,150	67,876,483	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Medium Term Notes Series C - 7.63%	7,000,000	60,453
2	Medium Term Notes Series C - 7.25%	1,000,000	8,636
3	Variable Pollution Control Series A	18,200,000	331,184
4	Variable Pollution Control Series B	4,400,000	262,919
5	Subtotal	705,615,000	9,752,349
6	Advances From Assoc.Companies (Account 223)		
7	Subordinated Deferrable Interest Debentures-8.25%	72,164,950	8,446,995
8	Subordinated Deferrable Interest Debentures-7.38%	25,773,200	1,322,664
9	Subtotal	97,938,150	9,769,659
10	Other Long Term Debt (Account 224)		
11	Unsecured Medium Term Note - 7.5%	10,000,000	110,303
12	Unsecured Medium Term Note - 7.52%	5,000,000	80,303
13	Unsecured Medium Term Note - 6.46%	20,000,000	104,796
14	Unsecured Medium Term Note - 6.63%	30,000,000	164,796
15	Term Loan - variable	57,125,000	
16	Term Loan - variable	171,375,000	
17	Subtotal	293,500,000	460,198
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	1,097,053,150	19,982,206

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
082995	082914	090195	090114	7,000,000	534,100	1
083095	083010	090195	090110	1,000,000	72,500	2
073097	041514	080197	041514	18,200,000	422,140	3
073097	071517	080197	071517	4,400,000	106,414	4
				646,340,000	44,570,113	5
						6
100196	100126	100196	100126	72,164,950	5,953,608	7
110698	110628	110698	110628	25,773,200	1,900,773	8
				97,938,150	7,854,381	9
						10
032697	040207	030197	040207	10,000,000	750,000	11
032697	040207	030197	040207	5,000,000	376,000	12
111497	040102	110197	040102	20,000,000	1,292,000	13
111797	060203	110197	060203	30,000,000	1,989,000	14
122899	122001	010100	122001		2,761,247	15
122899	122002	010100	122002	171,375,000	8,283,742	16
				236,375,000	15,451,989	17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				980,653,150	67,876,483	33

FOOTNOTE DATA

Schedule Page: 256 Line No.: 14 Column: a

Redeemed $6.4 million in June/99

Schedule Page: 256 Line No.: 19 Column: a

Redeemed $12.5 million in June/99

Schedule Page: 256 Line No.: 28 Column: a

redeemed at maturity (5/15/01) $10 million of 7.00% MTN
redeemed at maturity (8/01/01) $30 million of 6.81% MTN

Schedule Page: 256.1 Line No.: 8 Column: a

Advance from subsidiary financing trust.

Schedule Page: 256.1 Line No.: 15 Column: a

ACE borrowed $228.5 million on December 28, 1999 to finance a cash payment for termination of a NUG purchased power contract with Pedricktown. On December 20, 2001, ACE repaid $57.125 million of the loan balance; the remaining $171.375 million balance is due December 20, 2002.

Schedule Page: 256.1 Line No.: 16 Column: a

ACE borrowed $228.5 million on December 28, 1999 to finance a cash payment for termination of a NUG purchased power contract with Pedricktown. On December 20, 2001, ACE repaid $57.125 million of the loan balance; the remaining $171.375 million balance is due December 20, 2002.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	75,476,426
2		
3		
4	Taxable Income Not Reported on Books	
5	CIAC	9,715,368
6		
7		
8		
9	Deductions Recorded on Books Not Deducted for Return	
10	See Footnote; Page 450	128,076,016
11	Federal Income Taxes	34,246,726
12		
13		
14	Income Recorded on Books Not Included in Return	
15	AFUDC	660,029
16	Scrubber Gain	
17		
18		
19	Deductions on Return Not Charged Against Book Income	
20	See Footnote; Page 450	318,690,531
21	Preferred Dividend Credit	88,000
22		
23		
24		
25		
26		
27	Federal Tax Net Income	-71,924,024
28	Show Computation of Tax:	
29		
30	Federal Tax Rate	35
31		
32	Federal Income Tax Expense	-25,173,408
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		

Schedule Page: 261 Line No.: 10 Column: b

Deductions Recorded on Books Not Deducted for Return:

Spousal Travel	185
Meals & Entertainment	24,703
Club Dues	26,880
Nuclear Fuel Contract	86,799
Prepaid Insurance	168,392
Health Claims Reserve	170,672
Legal Reserve	200,000
Penalties	214,368
Asbestos Removal	269,876
Lobbying Expenses	300,000
Peach Bottom Master Lease	308,115
Mark to Market Adjustment	711,732
Loss on Reacquired Debt	971,046
Nuclear Decommissioning	1,020,303
Capitalized Interest	1,200,000
Miscellaneous Reserves	2,219,355
Hope Creek O&M	3,087,543
Uncollectible Accounts	3,380,347
Bad Debt Reserve	3,494,031
Nuclear Decommissioning & Decontamination	5,138,598
NJ Excise Tax	10,360,000
State Deferred Income Taxes	18,035,448
Stranded Cost Recovery	26,428,203
Book Depreciation	50,259,420
Total	128,076,016

Schedule Page: 261 Line No.: 20 Column: b

Deductions on Return Not Charged Against Book Income:

Recognition of ACE DSM Liability	1,460
Tax Depreciation	4,432
Form 4797 Gain/Loss	58,058
Write Down of Fossil Plants to be Sold	133,615
NUG Buyout Payments	190,009
Removal Costs	266,719
AFUDC (Debt)	393,303
Deferred Compensation	714,206
Loss Recognition for Excess Merrill Creek Capacity	2,453,139
Anker Coal Contract for Deepwater Station	4,546,593
Prepaid Insurance	26,126,047
Savings & Thrift Guarantee	67,584,059
Deferred Expense Clearing	69,097,202
Amortization (Legal)	147,121,689
Total	318,690,531

THIS PAGE LEFT INTENTIONALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5)	BALANCE AT BEGINNING OF YEAR		Taxes Charged During Year	Taxes Paid During Year	Adjust-ments
		Taxes Accrued (Account 236)	Prepaid Taxes (Include in Account 165)			
	(a)	(b)	(c)	(d)	(e)	(f)
1	FEDERAL					
2	Federal Income Tax	11,742,428		-23,951,890	10,909,036	
3	FICA and Medicare	949		738,985	739,073	
4	Federal Unemployment	322		38,988	38,321	
5						
6	STATE					
7	New Jersey:					
8	Corporate Income Tax		1,429,222	-5,456,701	10,927,344	
9	Unemployment	2,901		201,296	200,315	
10	Sales & Use	60,579,922	-65,811,468		58,747,612	-93,275,371
11	TEFA	10,337,572		21,214,415	28,365,896	
12	Oil and Spill Tax	19,795				
13	UTUA	-65,811,468	68,245,580		24,596,980	
14						
15	Pennsylvania:					
16	Corporate Income Tax		65,262	-127,375	12,984	
17	Franchise Tax	88,162		104,879		
18	PURTA		67,431		59,090	
19	Foreign Excise					
20						
21						
22	LOCAL					
23	Real Estate	493,727		2,468,696	2,784,956	
24						
25						
26						
27	Taxes Paid During the Year					
28	and Charged Direct to					
29	Final Accounts:					
30						
31	Excise Tax (797021)			10,360,000	10,360,000	
32	ERT Audit Adjustment			1,901	1,901	
33	Property Taxes (797022)			17,175	17,175	
34	FICA/Medicare			2,907,351	2,907,351	
35	Federal Unemployment			-55	-55	
36	State Unemployment			25,308	25,308	
37						
38						
39						
40						
41	TOTAL	17,454,310	3,996,027	8,542,973	150,693,287	-93,275,371

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
						1
	23,118,498	-53,581,761			29,629,871	2
861		738,985				3
989		38,988				4
						5
						6
						7
	17,813,267	-13,847,346			8,390,645	8
3,882		201,296				9
95,107,682	-136,798,222					10
3,186,091		21,214,415				11
19,797						12
-136,798,222	92,842,560					13
						14
						15
	205,621	-127,375				16
193,041		104,879				17
	126,521					18
						19
						20
						21
						22
177,467		2,468,696				23
						24
						25
						26
						27
						28
						29
						30
		10,360,000				31
		1,901				32
		17,175				33
		2,907,351				34
		-55				35
		25,308				36
						37
						38
						39
						40
-38,108,412	-2,691,755	-29,477,543			38,020,516	41

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year		Allocations to Current Year's Income		Adjustments (g)
			Account No. (c)	Amount (d)	Account No. (e)	Amount (f)	
1	Electric Utility						
2	3%						
3	4%	1,479,405			411	204,136	
4	7%						
5	10%	34,372,076			411	2,242,494	-4,922,741
6							
7							
8	TOTAL	35,851,481				2,446,630	-4,922,741
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
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21							
22							
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27							
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31							
32							
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34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
1,275,269			3
			4
27,206,841			5
			6
			7
28,482,110			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
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			25
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			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent Atlantic City Electric Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 266 Line No.: 5 Column: g

Represents Write Off of Unamortized ITC Due to Sale of Nuclear Assets as of October 2001.

THIS PAGE LEFT INTENTIALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	305,787,640	34,626,103	2,531,274
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	305,787,640	34,626,103	2,531,274
6				
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	305,787,640	34,626,103	2,531,274
10	Classification of TOTAL			
11	Federal Income Tax	310,060,743	26,728,324	2,272,670
12	State Income Tax	-4,273,103	7,897,779	258,604
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
							1
						337,882,469	2
							3
							4
						337,882,469	5
							6
							7
							8
						337,882,469	9
							10
						334,516,397	11
						3,366,072	12
							13

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR	
			Amounts Debited to Account 410.1 (c)	Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Electric Operation	78,640,530	52,756,792	
4	FASB 109	102,740,069	3,089,798	4,072,913
5				
6				
7				
8				
9	TOTAL Electric (Total of lines 3 thru 8)	181,380,599	55,846,590	4,072,913
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18				
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	181,380,599	55,846,590	4,072,913
20	Classification of TOTAL			
21	Federal Income Tax	170,211,610	44,205,676	4,072,913
22	State Income Tax	11,168,989	11,640,914	
23	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use *footnotes* as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
							1
							2
						131,397,322	3
						101,756,954	4
							5
							6
							7
							8
						233,154,276	9
							10
							11
							12
							13
							14
							15
							16
							17
							18
						233,154,276	19
							20
						210,344,373	21
						22,809,903	22
							23

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS		Credits (d)	Balance at End of Year (e)
		Account Credited (b)	Amount (c)		
1					
2	Environmental Site Liability	254201	780,644	3,000,000	3,219,355
3					
4	Emission Allowance General	254100		70,753	70,753
5	Receipts, Joint-Owned Units	254111-2541	9	14,439	80,576
6	Deferred Trans Bus Obligation	254136	209,495,431	72,314,811	-106,258,967
7	Regulatory Liability for NJ Tax Benefit	254137			49,262,083
8	NJ Other Reg. Liability Reserve (added)	254138	13,120,067	3,178,997	
9					
10					
11					
12					
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17					
18					
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20					
21					
22					
23					
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26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		223,396,151	78,579,000	-53,626,200

THIS PAGE LEFT INTENTIALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	438,423,733	410,170,352
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	354,663,253	308,289,956
5	Large (or Ind.) (See Instr. 4)	84,788,872	78,622,331
6	(444) Public Street and Highway Lighting	9,357,017	8,590,501
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	887,232,875	805,673,140
11	(447) Sales for Resale	2,010,018	26,863,397
12	TOTAL Sales of Electricity	889,242,893	832,536,537
13	(Less) (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Prov. for Refunds	889,242,893	832,536,537
15	Other Operating Revenues		
16	(450) Forfeited Discounts	631,403	537,292
17	(451) Miscellaneous Service Revenues	2,103,155	1,861,878
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	1,562,177	1,537,721
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	65,252,968	20,320,952
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	69,549,703	24,257,843
27	TOTAL Electric Operating Revenues	958,792,596	856,794,380

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
				1
3,912,816	3,767,632	443,865	436,967	2
				3
3,966,656	3,814,179	59,904	58,799	4
1,156,848	1,243,577	1,016	1,007	5
46,049	48,410	517	526	6
				7
				8
				9
9,082,369	8,873,798	505,302	497,299	10
	327,512			11
9,082,369	9,201,310	505,302	497,299	12
				13
9,082,369	9,201,310	505,302	497,299	14

Line 12, column (b) includes $ 15,158,786 of unbilled revenues.

Line 12, column (d) includes 128,584 MWH relating to unbilled revenues

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 300 Line No.: 2 Column: e

Restated to include prior year delivery only sales of 203,554 mwh. This conforms to the current year reporting.

Schedule Page: 300 Line No.: 4 Column: e

Restated to include prior year delivery only sales of 1,267,364 mwh. This conforms to current year reporting.

Schedule Page: 300 Line No.: 5 Column: e

Restated to include prior year only sales of 369,786 mwh. This conforms to the current year reporting.

Schedule Page: 300 Line No.: 6 Column: e

Restated to include prior year delivery only sales of 161 mwh. This conforms to the current year reporting.

Schedule Page: 300 Line No.: 11 Column: c

Prior year dollars were reduced by $99,682,861 to conform to current year reporting. Reclass due to PJM sales being netted with purchases.

Schedule Page: 300 Line No.: 11 Column: e

Prior year sales were reduced by 781,850 mwh to conform to current year reporting. Reclass due to PJM sales being netted with purchases.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)

(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.

Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.

In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.

For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.

4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant			3,992,583	3,992,583
2	Steam Product Plant	3,931,114			3,931,114
3	Nuclear Production Plant	1,015,329			1,015,329
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant	139,902			139,902
7	Transmission Plant	10,213,528			10,213,528
8	Distribution Plant	31,287,783			31,287,783
9	General Plant	4,119,266			4,119,266
10	Common Plant-Electric				
11	TOTAL	50,706,922		3,992,583	54,699,505

B. Basis for Amortization Charges

14,472,481.00 Basis for amortization of computer software.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12							
13							
14							
15							
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19							
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30							
31							
32							
33							
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37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Other Income Deductions (426)	
2		
3	Donations (426.1)	
4	Atlantic City Employees	4,263
5	Foundation for New Jersey Public	5,000
6	Camden County Mayors Association	1,800
7	Atlantic County Puerto Rican	5,650
8	Dr Martin Luther King Jr School	2,858
9	Atlantic Care Foundation	19,050
10	American Red Cross	5,070
11	United Way	4,960
12	Boys Scout	1,375
13	Cape May Chamber of Commerce	2,065
14	Beach Haven First Aid Squad	5,000
15	Daily Journal	2,500
16	Jewish Community Center	1,250
17	Rowan College Foundation	3,690
18	Baymen's Museum	1,960
19	Don Adams Memorial Fund	2,700
20	Spedcolor Inc.	2,684
21	Other	136,035
22	Total Account 426.1	207,910
23		
24	Account 426.3 Penalties	
25	IRS Tax Penalty	211,108
26	Other	3,259
27	Total Account 426.3	214,367
28		
29	Account 426.4 - Expenditures for Certain Civic,	
30	Political & Related Activities	2,410
31	Total 426.4	2,410
32		
33	Account 426.5 - Other Deductions	
34	Total 426.5	
35		
36	Account 431 Other Interest Expenses	
37	Deferral Interest - N.J. Restructuring	-1,624,129
38	Customer Deposits	341,095
39	Other	702,505
40	Total 431	-580,529
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	New Jersey Cost of Service Compliance		6,107	6,107	
2	NewJersey Rate Case		66,058	66,058	
3	New Jersey Fuel Cases		1,891	1,891	
4	New Jersey Restructuring		330,235	330,235	
5	New Jersey Reliability Standards		307	307	
6	New Jersey CCSA		2,238	2,238	
7	New Jersey Transmission Tariff		182,469	182,469	
8	New Jersey Universal Fund		2,849	2,849	
9	New Jersey Depreciation Monitoring		14,090	14,090	
10	New Jersey Misc. Regulatory Expense		188,443	188,443	
11	New Jersey Consumer Education		398	398	
12	New Jersey PEPCO Merger Filings		57,217	57,217	
13	New Jersey Account Misclassification		428,738	428,738	
14					
15					
16	New Jersey BPU Assessment	1,830,760		1,830,760	
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	1,830,760	1,281,040	3,111,800	

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
		6,107					1
		66,058					2
		1,891					3
lectric	928	330,235					4
lectric	928	307					5
lectric	928	2,238					6
lectric	928	182,469					7
lectric	928	2,849					8
lectric	928	14,090					9
lectric	928	188,443					10
lectric	928	398					11
lectric	928	57,217					12
lectric	928	428,738					13
							14
							15
lectric	928	1,830,760					16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		3,111,800					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY	
2	Generation (Excluding Station Use):	
3	Steam	2,602,048
4	Nuclear	
5	Hydro-Conventional	
6	Hydro-Pumped Storage	
7	Other	5,289
8	Less Energy for Pumping	
9	Net Generation (Enter Total of lines 3 through 8)	2,607,337
10	Purchases	4,353,231
11	Power Exchanges:	
12	Received	2,272,889
13	Delivered	238,832
14	Net Exchanges (Line 12 minus line 13)	2,034,057
15	Transmission For Other (Wheeling)	
16	Received	760,328
17	Delivered	
18	Net Transmission for Other (Line 16 minus line 17)	760,328
19	Transmission By Others Losses	
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	9,754,953
21	DISPOSITION OF ENERGY	
22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	9,082,369
23	Requirements Sales for Resale (See instruction 4, page 311.)	
24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	
25	Energy Furnished Without Charge	
26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	16,942
27	Total Energy Losses	655,642
28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	9,754,953

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January	853,624		1,646	2	1900
30	February	717,142		1,578	22	1900
31	March	794,561		1,514	5	1900
32	April	696,968		1,392	23	2100
33	May	717,401		1,536	4	1700
34	June	909,364		2,286	28	1800
35	July	967,502		2,409	25	1800
36	August	1,106,744		2,590	9	1700
37	September	785,448		1,859	10	1700
38	October	725,701		1,405	24	2000
39	November	696,355		1,381	12	1900
40	December	784,143		1,572	31	1900
41	TOTAL	9,754,953				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TRANSMISSION LINES ADDED DURING YEAR

1. Report below the information called for concerning Transmission lines added or altered during the year. It is not necessary to report minor revisions of lines.
2. Provide separate subheadings for overhead and under- ground construction and show each transmission line separately. If actual costs of competed construction are not readily available for reporting columns (l) to (o), it is permissible to report in these columns the

Line No.	LINE DESIGNATION From (a)	LINE DESIGNATION To (b)	Line Length in Miles (c)	SUPPORTING STRUCTURE Type (d)	SUPPORTING STRUCTURE Average Number per Miles (e)	CIRCUITS PER STRUCTURE Present (f)	CIRCUITS PER STRUCTURE Ultimate (g)
1							
2							
3							
4	138 KV lines	no revisions to lines					
5							
6	69 KV lines	minor revisions to lines					
7							
8	34 KV lines	minor revisions to lines					
9							
10	23 KV lines	minor revisions to lines					
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44	TOTAL						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TRANSMISSION LINES ADDED DURING YEAR (Continued)

costs. Designate, however, if estimated amounts are reported. Include costs of Clearing Land and Rights-of-Way, and Roads and Trails, in column (l) with appropriate footnote, and costs of Underground Conduit in column (m).

3. If design voltage differs from operating voltage, indicate such fact by footnote; also where line is other than 60 cycle, 3 phase, indicate such other characteristic.

CONDUCTORS			Voltage	LINE COST				Line
Size (h)	Specification (i)	Configuration and Spacing (j)	KV (Operating) (k)	Land and Land Rights (l)	Poles, Towers and Fixtures (m)	Conductors and Devices (n)	Total (o)	No.
								1
								2
								3
								4
								5
					104,420	118,780	223,200	6
								7
					-295		-295	8
								9
					-1,505		-1,505	10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
								36
								37
								38
								39
								40
								41
								42
								43
					102,620	118,780	221,400	44

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation	Character of Substation	VOLTAGE (In MVa)		
			Primary	Secondary	Tertiary
	(a)	(b)	(c)	(d)	(e)
1	Carll's Corner - Upper Deerfield Twp.	Production - (U)	69.00	12.00	
2	Cedar - Strafford Twp	Production - (U)	69.00	23.00	12.00
3	Cumberland - Millville City	Production - (U)	230.00	138.00	
4	Deepwater - Pennsville Twp	Production - (A)	138.00	69.00	2.50
5	B L England - Upper Twp	Production - (A)	138.00	23.00	2.50
6	Mickelton - E. Greenwich Twp	Production - (U)	230.00	69.00	12.00
7	Middle - Middle Twp	Production - (U)	138.00	69.00	
8	Missouri Avenue - Atlantic City	Production - (U)	69.00	23.00	
9	Sherman Avenue - Vineland City	Production - (U)	138.00	69.00	13.80
10	Cardiff - Egg Harbor Twp	* Transmission-(U)	230.00	69.00	12.00
11	Churchtown - Pennsville Twp	* Transmission-(U)	230.00	69.00	12.00
12	Clayton - Clayton Boro	* Transmission-(U)	69.00	34.50	12.00
13	Corson - Dennis Twp	* Transmission-(U)	138.00	69.00	12.00
14	Court - Middle Twp	* Transmission-(U)	69.00	23.00	12.00
15	Glassboro - Glassboro Boro	* Transmission-(U)	69.00	34.50	12.00
16	Higbee - Atlantic City	* Transmission-(U)	69.00	23.00	
17	Lake Avenue - Wildwood City	* Transmission-(U)	69.00	23.00	12.00
18	Landis - Vineland City	* Transmission-(U)	138.00	12.00	
19	Laurel Street - Bridgeton	* Transmission-(U)	69.00	34.50	12.00
20	Lewis - Egg Harbor Twp	* Transmission-(U)	138.00	69.00	
21	Mill - Egg Harbor Twp	* Transmission-(U)	138.00	69.00	
22	Monroe - Monroe Twp	* Transmission-(U)	230.00	138.00	69.00
23	Motts Farm - Little Egg Harbor Twp	* Transmission-(U)	69.00	23.00	12.00
24	Ocean View - Dennis Twp	* Transmission-(U)	69.00	23.00	
25	Ontario - Atlantic City	* Transmission-(U)	69.00	23.00	12.00
26	Oldman - Oldmans Twp	* Transmission-(U)	69.00		
27	Paulsboro - Greenwich Twp	* Transmission-(U)	69.00	34.50	4.00
28	Pitman - Glassboro Boro	* Transmission-(U	69.00	34.50	4.00
29	Rio Grande - Middle Twp	* Transmission-(U)	69.00	23.00	12.00
30	River - Greenwich Twp	* Transmission-(U)	69.00	34.50	
31	Salem - Salem City	* Transmission-(U)	69.00	34.50	4.00
32	Sands Point - Lacey Twp	* Transmission-(U)	230.00	69.00	
33	Sickler - Winslow Twp	* Transmission-(U)	230.00	69.00	12.00
34	Silver Lake - Berlin Twp	* Transmission-(U)	230.00	69.00	12.00
35	Swainton - Middle Twp	* Transmission-(U)	69.00	23.00	12.00
36	Williamstown - Monroe Twp	* Transmission-(U)	69.00	34.50	12.00
37	Woodstown - Pilesgrove Twp	* Transmission-(U)	69.00	34.50	12.00
38	Absecon - Absecon City	Distribution - (U)	69.00	12.00	
39	Atco - Waterford Twp	Distribution - (U)	69.00	12.00	
40	Bay Avenue - Long Beach Twp	Distribution - (U)	23.00	12.00	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa)	Number of Transformers In Service	Number of Spare Transformers	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment	Number of Units	Total Capacity (In MVa)	
(f)	(g)	(h)	(i)	(j)	(k)	
172	4		69KV Capacitor Bank	1	16,200	1
215	6		69KV Capacitor Bank	1	16,700	2
300	2					3
496	13	1				4
661	8		23KV Capacitor Bank	1	18,700	5
480	5		69KV Capacitor Bank	1	15,300	6
392	8	1	69KV Capacitor Bank	2	33,400	7
74	2					8
280	10					9
437	3					10
237	2					11
29	4					12
168	8	2	69KV Capacitor Bank	1	30,000	13
70	5					14
104	3					15
150	2		69kV & 23KV Capacito	3	59,900	16
116	8					17
37	1					18
50	7	1				19
279	6	2	69KV Capacitor Bank	4	76,480	20
280	6	1	69KV Capacitor Bank	2	19,810	21
770	4					22
81	8					23
62	4					24
225	4		23KV Capacitor Bank	3	47,400	25
			69KV Capacitor Bank	1	16,700	26
44	13	1	69KV Capacitor Bank	1	28,300	27
24	4	1				28
97	8	1				29
25	3					30
89	8		34.5KV Capacitor Ban	1	13,200	31
117	1					32
451	4					33
260	3					34
59	2					35
71	5	1				36
67	2	1	69KV Capacitor Bank	1	31,500	37
51	2					38
75	2		69kv Capacitor Bank	1	24,000	39
11	1					40

...tic City Electric Company

This Report Is:
(1) [X] An Original
(2) [ ] A Resubmission

Date of Report (Mo, Da, Yr) / /

Year of Report Dec. 31, 20...

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped ac... to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and wheth... attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual statio... column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa)		
			Primary (c)	Secondary (d)	Tertiar... (e)
1	Beach Haven - Beach Haven Twp	Distribution - (U)	23.00	12.00	
2	Beckett - Woolwich Twp	Distribution - (U)	69.00	12.00	
3	Berlin - Berlin Boro	Distribution - (U)	69.00	12.00	
4	Brigantine - Brigantine City	Distribution - (U)	23.00	12.00	
5	Cape May - Cape May City	Distribution - (U)	23.00	12.00	
6	Chestnut Neck - Port Republic Town	Distribution - (U)	69.00	12.00	
7	Crest - Wildwood Crest	Distribution - (U)	23.00	4.00	
8	DaCosta - Hammonton Town	Distribution - (U)	69.00	12.00	
9	Dorothy - Weymouth Twp	Distribution - (U)	138.00	12.00	
10	Egg Harbor - Egg Harbor City	Distribution - (U)	69.00	12.00	
11	Fairton - Fairfield Twp	Distribution - (U)	69.00	12.00	
12	Fern - Wildwood Crest Boro	Distribution - (U)	23.00	4.00	
13	Harbor Beach - Brigantine City	Distribution - (U)	23.00	12.00	
14	Lamb - Mantua Twp	Distribution - (U)	34.50	12.00	
15	Lenox - Galloway Twp	Distribution - (U)	69.00	12.00	
16	Lindenwold - Lindenwold Boro	Distribution - (U)	69.00	4.00	
17	Mantua - Mantua Twp	Distribution - (U)	69.00	12.00	
18	Marven - Margate City	Distribution - (U)	69.00	12.00	
19	McKee City - Egg Harbor Twp	Distribution - (U)	69.00	12.00	
20	Merion - Ocean City	Distribution - (U)	23.00	12.00	
21	Minotola - Buena Vista Twp	Distribution - (U)	138.00	12.00	4.00
22	Newport - Downe Twp	Distribution - (U)	69.00	12.00	
23	Nortonville - Logan Twp	Distribution - (U)	69.00	12.00	
24	Ocean City - Ocean City	Distribution - (U)	23.00	12.00	
25	Peermont - Avalon Boro	Distribution - (U)	23.00	12.00	4.00
26	Pine Hill - Pine Hill Boro	Distribution - (U)	69.00	12.00	
27	Pleasantville - Pleasantville City	Distribution - (U)	69.00	12.00	
28	Quinton - Quinton Twp	Distribution - (U)	69.00	12.00	
29	Roadstown - Stow Creek Twp	Distribution - (U)	69.00	12.00	
30	Scull - Egg Harbor Twp	Distribution - (U)	138.00	12.00	
31	Sea Isle - Dennis Twp	Distribution - (U)	23.00	12.00	
32	Searstown - Egg Harbor Twp	Distribution - (U)	69.00	12.00	
33	Second St. - Millville City	Distribution - (U)	69.00	12.00	
34	Ship Bottom - Ship Bottom Boro	Distribution - (U)	23.00	12.00	
35	South Millville - Millville City	Distribution - (U)	69.00	12.00	
36	Stone Harbor - Stone Harbor Boro	Distribution - (U)	23.00	12.00	
37	Stratford - Stratford Boro	Distribution - (U)	69.00	12.00	
38	Tabernacle - Tabernacle Twp	Distribution - (U)	69.00	12.00	
39	Tansboro - Winslow Twp	Distribution - (U)	69.00	12.00	
40	Terrace - Washington Twp	Distribution - (U)	69.00	12.00	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
14	1					1
48	2					2
37	1					3
16	2					4
11	1					5
14	1					6
11	1	1				7
48	2		69KV Capacitor Bank	1	18,160	8
22	1	1				9
17	2	1				10
51	2					11
11	1	1				12
21	2					13
14	1	1				14
37	1					15
11	1		69KV Capacitor Bank	1	14,850	16
37	1		69KV Capacitor Bank	1	18,000	17
112	2					18
14	1					19
18	2					20
45	2					21
14	1		69KV Capacitor Bank	1	14,500	22
37	1					23
103	4					24
22	1					25
75	2		69KV Capacitor Bank	1	31,200	26
37	1					27
14	1					28
13	4					29
75	2					30
31	3					31
60	2					32
75	2					33
36	2					34
33	2		69KV Capacitor Bank	1	18,000	35
11	1					36
59	2					37
37	1					38
51	2					39
75	2					40

Name of Respondent Atlantic City Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Union - Maurice River Twp	Distribution - (U)	138.00	12.00	
2	Valley - Pennsville Twp	Distribution - (U)	34.50	12.00	
3	Washington - Washington Twp	Distribution - (U)	69.00	12.00	
4	Wenonah - Mantua Twp	Distribution - (U)	69.00	12.00	4.00
5	Winslow - Winslow Twp	Distribution - (U)	69.00	12.00	
6					
7					
8	Mobile Unit #1	Distribution-(U)(A)	34.00	12.00	4.00
9	Mobile Unit #3	Distribution-(U)(A)	69.00	12.00	4.00
10	Mobile Unit #4	Distribution-(U)(A)	69.00	12.00	4.00
11	Mobile Unit #5	Distribution-(U)(A)	69.00	12.00	4.00
12	Mobile Unit #6	Distribution-(U)(A)	138.00	12.00	
13	Mobile Unit #7	Distribution-(U)(A)	69.00	12.00	
14					
15	9 Stations 10 MVA or less	Distribution - (U)	69.00	12.00	4.00
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent Atlantic City Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
37	1					1
23	7					2
37	1					3
15	7	1				4
51	2					5
						6
						7
		1				8
		1				9
		1				10
		1				11
		1				12
		1				13
						14
63	28	2				15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS	
			Number (c)	Total capacity (in (MVa) (d)
1	Number at Beginning of Year	522,285	142,945	5,187
2	Additions During Year			
3	Purchases	7,221	6,538	237
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	7,221	6,538	237
6	Reductions During Year			
7	Retirements		2,557	93
8	Associated with Utility Plant Sold			
9	TOTAL Reductions (Enter Total of lines 7 and 8)		2,557	93
10	Number at End of Year (Lines 1 + 5 - 9)	529,506	146,926	5,331
11	In Stock	2,654	1,978	72
12	Locked Meters on Customers' Premises			
13	Inactive Transformers on System			
14	In Customers' Use	526,716	144,930	5,257
15	In Company's Use	136	18	2
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	529,506	146,926	5,331

Schedule Page: 429 Line No.: 16 Column: c

Atlantic City Electric Company capitalizes transformers upon installation.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities	314,881	-18,827	-30,451	114,987,562	
2	Water Pollution Control Facilities	24,957	-682	-699	107,439,040	
3	Solid Waste Disposal Costs				11,301,298	
4	Noise Abatement Equipment				2,967,987	
5	Esthetic Costs				49,947,846	
6	Additional Plant Capacity				2,100,765	
7	Miscellaneous (Identify significant)				5,909,926	
8	TOTAL (Total of lines 1 thru 7)	339,838	-19,509	-31,150	294,654,424	
9	Construction Work in Progress				800,098	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Atlantic City Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	10,165,578	
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	2,363,035	
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal	5,141,000	
6	Difference in Cost of Environmentally Clean Fuels	4,836,707	
7	Replacement Power Costs	641,472	
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	23,147,792	

INDEX

Schedule	Page No.

INDEX (continued)

INDEX (continued)

Schedule	Page No.

INDEX (continued)

(CHECK ONE BOX FOR EACH ITEM)

Original OR [X] Resubmission No. ____

[X] Conformed Copy

Exhibit G-3

FERC Form No. 1:

ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

EXTERNAL DISTRIBUTION COPY

Year of Report

Dec. 31, [illegible]

Information about this copy of FERC Form No. I

Certain pages have been excluded from this copy of the FERC Form No. 1
The Company considers information on these pages to be confidential.

The excluded pages are as follows:

202-203 Footnote page
214
216
221
230
269
304
310-311
320-323
326-327
328-332
335
352-355
402-411
422-423 Footnote page

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds
one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ____________ for the year ended on which we have reported separately under date of ____________. We have also reviewed schedules ______________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Board of Directors
Delmarva Power & Light Company
Wilmington, Delaware

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholder's equity and of cash flows, included on pages 110 through 123 of the accompanying Federal Energy Regulatory Commission Form No. 1, present fairly, in all material respects, the financial position of Delmarva Power & Light Company and subsidiary companies as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the year ended December 31, 2001 and net income for the year ended December 31, 2000 on the basis of accounting described in Note 1. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Note 1, these financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting release, which is a comprehensive basis of accounting other than generally accepted accounting principles.

This report is intended solely for the information and use of the board of directors and management of Delmarva Power & Light Company and the Federal Energy Regulatory Commission and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 8, 2002

FERC FORM NO. 1
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES
ELECTRONIC MEDIA SUBMISSION

ATTESTATION

I, the undersigned officer of Delmarva Power & Light Company, certify that I have examined the electronic Form 1 submission and that to the best of my knowledge, information and belief, the electronic information contains the same data reported in the paper version of the FERC Form No. 1 in respect to each and every matter set forth therein during the period from and including January 1 and including December 31 of the 2001 Report.

DATE: 4-30-02

SIGNED ____________________
James P. Lavin, Controller

THIS PAGE LEFT INTENTIONALLY BLANK

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION	
01 Exact Legal Name of Respondent Delmarva Power & Light Company	02 Year of Report Dec. 31, 2001
03 Previous Name and Date of Change *(if name changed during year)* / /	
04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)* 800 King Street, P.O. Box 231, Wilmington, DE 19801	
05 Name of Contact Person James P. Lavin	06 Title of Contact Person Controller
07 Address of Contact Person *(Street, City, State, Zip Code)* 800 King Street, P.O. Box 231, Wilmington, DE 19801	

08 Telephone of Contact Person, *Including Area Code*	09 This Report Is	10 Date of Report *(Mo, Da, Yr)*
(302) 429-3359	(1) ☐ An Original (2) ☒ A Resubmission	05/10/2002

ATTESTATION

The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.

01 Name	03 Signature	04 Date Signed *(Mo, Da, Yr)*
James P. Lavin	[signature]	05/10/2002
02 Title Controller		

Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.

THIS PAGE LEFT INTENTIONALLY BLANK

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Reconciliation of Reported Net Income with Taxable Inc for Fed Inc Tax	261	
38	Taxes Accrued, Prepaid and Charged During the Year	262-263	
39	Accumulated Deferred Investment Tax Credits	266-267	
40	Other Deferred Credits	269	
41	Accumulated Deferred Income Taxes-Accelerated Amortization Property	272-273	N/A
42	Accumulated Deferred Income Taxes-Other Property	274-275	
43	Accumulated Deferred Income Taxes-Other	276-277	
44	Other Regulatory Liabilities	278	
45	Electric Operating Revenues	300-301	
46	Sales of Electricity by Rate Schedules	304	
47	Sales for Resale	310-311	
48	Electric Operation and Maintenance Expenses	320-323	
49	Number of Electric Department Employees	323	
50	Purchased Power	326-327	
51	Transmission of Electricity for Others	328-330	
52	Transmission of Electricity by Others	332	N/A
53	Miscellaneous General Expenses-Electric	335	
54	Depreciation and Amortization of Electric Plant	336-337	
55	Particulars Concerning Certain Income Deduction and Int Charges Accnts	340	
56	Regulatory Commission Expenses	350-351	
57	Research, Development and Demonstration Activities	352-353	N/A
58	Distribution of Salaries and Wages	354-355	
59	Common Utility Plant and Expenses	356	
60	Electric Energy Account	401	
61	Monthly Peaks and Output	401	
62	Steam Electric Generating Plant Statistics (Large Plants)	402-403	
63	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	N/A
64	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	N/A
65	Generating Plant Statistics (Small Plants)	410-411	N/A
66	Transmission Line Statistics	422-423	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	
68	Substations	426-427	
69	Electric Distribution Meters and Line Transformers	429	
70	Environmental Protection Facilities	430	N/A
71	Environmental Protection Expenses	431	N/A
72	Footnote Data	450	

Stockholders' Reports Check appropriate box:

[X] Four copies will be submitted

[ ] No annual report to stockholders is prepared

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

James P. Lavin, Controller

800 King Street, P.O. Box 231, Wilmington, Delaware 19899

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Incorporated under the laws of the State of Delaware, April 22,1909
and the Commonwealth of Virginia, December 31, 1979

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

The utility was not subject to a receivership or other trust during the year.

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Sale of electric energy within the State of Delaware, Maryland, and Virginia.

Sale of gas within the State of Delaware.

Sale of steam (via contract with E.I. DuPont de Nemours)

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

Refer to the 2001 Conectiv 10-K, filed or about March 15, 2002

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	Delmarva Power Financing I	Statutory Business Trust		
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	Chairman of the Board & CEO	Howard E. Cosgrove	
2	President	Thomas S. Shaw (since 7/31/01)	
3	Senior Vice President & CFO	John C. van Roden, Jr.	
4	Senior Vice President	Barbara S. Graham	
5	Senior Vice President	Joseph M. Rigby	
6	Vice President	Hudson P. Hoen, III (until 3/31/01)	
7	Vice President	Roberta S. Brown	
8	Vice President	Robert H. Fiedler (until 7/31/01)	
9	Vice President	William H. Spence (until 7/31/01)	
10	Vice President	Lonnie C. Scott (until 12/31/01)	
11	Vice President	James C. Weller	
12	Vice President	John W. Land	
13	Vice President & Treasurer	Philip S. Reese	
14	Assistant Treasurer & Assistant Secretary	J. Mack Wathen	
15	Assistant Treasurer & Assistant Secretary	Gary L. Hanson (since 7/31/01)	
16	Assistant Treasurer	Donna Kinzel	
17	Vice President, Secretary & General Counsel	Peter F. Clark	
18	Controller	James P. Lavin	
19	Assistant Secretary	Nina J. Hertz	
20	Assistant Secretary	Diana C. DeAngelis	
21	Assistant Secretary	Nathan L. Wilson	
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Schedule Page: 104 Line No.: 1 Column: c

Please refer to the Delmarva Power & Light Company 2001 Securities and Exchange Commission Form 10-K filing, Item 11, page III-2 for information regarding officer compensation.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.

2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	Howard E. Cosgrove, Chairman, Pres. & CEO	Delmarva Power & Light Company
2		800 King St., P.O. Box 231
3		Wilmington, DE 19899
4		
5	Thomas S. Shaw, Director & Exec. V.P.	Delmarva Power & Light Company
6		800 King St., P.O. Box 231
7		Wilmington, DE 19899
8		
9	John C. van Roden, Jr., Director, Sr. V.P. & CFO	Delmarva Power & Light Company
10		800 King St., P.O. Box 231
11		Wilmington, DE 19899
12		
13	Barabara S. Graham, Director, Sr. V.P. & CFO	Delmarva Power & Light Company
14		800 King St., P.O. Box 231
15		Wilmington, DE 19899
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy Total: By Proxy:	3. Give the date and place of such meeting

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): / / Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities				
5	TOTAL number of security holders				
6	TOTAL votes of security holders listed below				
7	All 1,000 shares of Delmarva Power &				
8	Light were held by its parent company,				
9	Conectiv @ 12/31/01.				
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SECURITY HOLDERS AND VOTING POWERS (Continued)

Line No.	Name (Title) and Address of Security Holder (a)	Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
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Schedule Page: 106 Line No.: 4 Column: e

Holders of shares of the Cumulative Preferred Stock are not accorded voting rights except that, if and when dividends on the Cumulative Preferred Stock are in default for four full quarters, Preferred Stockholders are entitled to elect the smallest number of directors necessary to constitute a majority of the full board, while the common stockholders would be entitled to elect the remaining directors. The Company is also required to secure approval of holders of Peferred Stock prior to effecting certain other transactions. The events requiring approval and the percentage of shares necessary in each case are set forth in the Company's Certificate of Incorporation as amended, effective March 1, 1998.

THIS PAGE LEFT INTENTIALLY BLANK

Name of Respondent	This Report Is:	Date of Report	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

Name of Respondent	This Report is:	Date of Report	Year of Report
Delmarva Power & Light Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

IMPORTANT CHANGES DURING THE YEAR (Continued)

Item 1 - Refer to Note 7 in the Notes to Financial Statements on page 123.
Item 2 - Refer to Note 1 in the Notes to Financial Statements on page 123.
Item 3 - Refer to Note 8 in the Notes to Financial Statements on page 123.
Item 4 - Refer to Note 16 in the Notes to Financial Statements on page 123.
Item 5 - N/A
Item 6 - Refer to Note 14 in the Notes to Financial Statements on page 123.
Item 7 - N/A
Item 8 - N/A
Item 9 - N/A
Item 10 - N/A

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	2,578,145,999	2,016,439,613
3	Construction Work in Progress (107)	200-201	80,102,546	76,718,227
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		2,658,248,545	2,093,157,840
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	1,095,970,109	777,359,088
6	Net Utility Plant (Enter Total of line 4 less 5)		1,562,278,436	1,315,798,752
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	0	0
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	0	0
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		0	0
10	Net Utility Plant (Enter Total of lines 6 and 9)		1,562,278,436	1,315,798,752
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)	221	5,462,767	5,231,056
15	(Less) Accum. Prov. for Depr. and Amort. (122)		2,034,945	2,056,764
16	Investments in Associated Companies (123)		0	0
17	Investment in Subsidiary Companies (123.1)	224-225	2,165,000	2,165,000
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		797,548	0
21	Special Funds (125-128)		5,023,328	4,213,625
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		11,413,698	9,552,917
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)		2,104,529	4,425,118
25	Special Deposits (132-134)		0	0
26	Working Fund (135)		4,158,419	3,898,255
27	Temporary Cash Investments (136)		0	0
28	Notes Receivable (141)		580,000	978,886
29	Customer Accounts Receivable (142)		192,144,006	133,584,332
30	Other Accounts Receivable (143)		59,441,470	30,879,658
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		16,285,160	17,270,190
32	Notes Receivable from Associated Companies (145)		0	0
33	Accounts Receivable from Assoc. Companies (146)		0	0
34	Fuel Stock (151)	227	10,199,346	0
35	Fuel Stock Expenses Undistributed (152)	227	89,663	0
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	22,241,520	12,614,590
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	-1,964,133	0
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	1,670,790	1,021,789
44	Gas Stored Underground - Current (164.1)		11,551,878	16,353,041
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		22,209,360	35,154,098
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		546,058	482,747
49	Rents Receivable (172)		2,018,097	2,732,096
50	Accrued Utility Revenues (173)		45,561,710	36,899,858
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		356,267,553	261,754,278

Name of Respondent	This Report Is:	Date of Report	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expenses (181)		10,624,274	10,083,975
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	2,919,175	0
57	Other Regulatory Assets (182.3)	232	185,556,134	159,305,804
58	Prelim. Survey and Investigation Charges (Electric) (183)		33,446	77,935
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		-1,890,536	-1,303,293
61	Temporary Facilities (185)		0	0
62	Miscellaneous Deferred Debits (186)	233	193,715,577	194,435,150
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	0	0
65	Unamortized Loss on Reaquired Debt (189)		8,247,082	19,878,876
66	Accumulated Deferred Income Taxes (190)	234	98,530,302	153,981,380
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		497,735,454	536,459,827
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		2,427,695,141	2,123,565,774

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	2,250	2,250
3	Preferred Stock Issued (204)	250-251	89,702,300	29,582,300
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	537,803,836	537,803,836
7	Other Paid-In Capital (208-211)	253	-313,959,976	-314,290,598
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	11,232,354	10,108,656
11	Retained Earnings (215, 215.1, 216)	118-119	254,562,260	359,349,122
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	-2,177,779	-2,177,779
13	(Less) Reaquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		554,700,537	600,160,475
15	**LONG-TERM DEBT**			
16	Bonds (221)	256-257	671,687,200	573,984,400
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	72,165,000	72,165,000
19	Other Long-Term Debt (224)	256-257	349,750,000	176,500,000
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		1,330,224	492,888
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		1,092,271,976	822,156,512
23	**OTHER NONCURRENT LIABILITIES**			
24	Obligations Under Capital Leases - Noncurrent (227)		871,815	741,799
25	Accumulated Provision for Property Insurance (228.1)		0	0
26	Accumulated Provision for Injuries and Damages (228.2)		0	0
27	Accumulated Provision for Pensions and Benefits (228.3)		0	0
28	Accumulated Miscellaneous Operating Provisions (228.4)		0	0
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		871,815	741,799
31	**CURRENT AND ACCRUED LIABILITIES**			
32	Notes Payable (231)		0	0
33	Accounts Payable (232)		172,588,888	63,109,349
34	Notes Payable to Associated Companies (233)		-88,340,676	-166,553,056
35	Accounts Payable to Associated Companies (234)		-21,915,418	29,813,415
36	Customer Deposits (235)		4,497,293	5,345,889
37	Taxes Accrued (236)	262-263	25,016,375	119,231,087
38	Interest Accrued (237)		19,405,571	11,092,499
39	Dividends Declared (238)		6,462,808	15,138,601
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		2,209,347	189,417
43	Miscellaneous Current and Accrued Liabilities (242)		134,474,305	114,791,827
44	Obligations Under Capital Leases-Current (243)		110,941	130,015
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		254,509,434	192,289,043

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		1,678,616	1,094,173
48	Accumulated Deferred Investment Tax Credits (255)	266-267	20,505,341	14,504,130
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	14,355,905	1,035,179
51	Other Regulatory Liabilities (254)	278	47,586,031	45,351,779
52	Unamortized Gain on Reaquired Debt (257)		0	0
53	Accumulated Deferred Income Taxes (281-283)	272-277	441,215,486	446,232,684
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		525,341,379	508,217,945
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		2,427,695,141	2,123,565,774

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [ ] An Original (2) [X] A Resubmission	05/10/2002	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	1,350,391,590	1,320,957,841
3	Operating Expenses			
4	Operation Expenses (401)	320-323	1,003,927,274	867,280,176
5	Maintenance Expenses (402)	320-323	48,789,792	78,539,087
6	Depreciation Expense (403)	336-337	73,637,720	93,393,587
7	Amort. & Depl. of Utility Plant (404-405)	336-337	4,817,080	3,841,213
8	Amort. of Utility Plant Acq. Adj. (406)	336-337	1,251,336	1,251,336
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)			
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)		19,080,294	16,807,333
12	(Less) Regulatory Credits (407.4)			
13	Taxes Other Than Income Taxes (408.1)	262-263	36,135,890	37,256,335
14	Income Taxes - Federal (409.1)	262-263	141,836,990	-5,592,009
15	- Other (409.1)	262-263	37,269,456	-28,230
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	-137,519,730	68,341,392
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277		
18	Investment Tax Credit Adj. - Net (411.4)	266	-1,589,581	-2,392,814
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)			
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		1,227,636,521	1,158,697,406
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		122,755,069	162,260,435

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [ ] An Original (2) [X] A Resubmission	05/10/2002	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.
7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.
B. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.
9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.
10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages.122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
1,120,029,926	1,107,760,304	230,361,664	213,197,537			2
						3
811,438,872	688,184,133	192,488,402	179,096,043			4
44,207,235	74,762,796	4,582,557	3,776,291			5
64,062,116	83,992,323	9,575,604	9,401,264			6
4,541,995	3,523,447	275,085	317,766			7
1,251,336	1,251,336					8
						9
						10
19,080,294	16,807,333					11
						12
31,445,188	33,711,270	4,690,702	3,545,065			13
140,553,927	4,256,691	1,283,063	-9,848,700			14
36,804,455	2,405,532	465,001	-2,433,762			15
-140,805,917	50,126,440	3,286,187	18,214,952			16
						17
-1,478,310	-2,225,317	-111,271	-167,497			18
						19
						20
						21
						22
1,011,101,191	956,795,984	216,535,330	201,901,422			23
108,928,735	150,964,320	13,826,334	11,296,115			24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [ ] An Original (2) [X] A Resubmission	05/10/2002	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	OTHER UTILITY		OTHER UTILITY		OTHER UTILITY	
	Current Year (k)	Previous Year (l)	Current Year (m)	Previous Year (n)	Current Year (o)	Previous Year (p)
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [ ] An Original (2) [X] A Resubmission	05/10/2002	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		122,755,069	162,260,435
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)		3,533,794	3,001,207
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)		4,758,799	3,832,869
31	Revenues From Nonutility Operations (417)		4,184,035	454,557,572
32	(Less) Expenses of Nonutility Operations (417.1)		-9,044,498	386,234,902
33	Nonoperating Rental Income (418)			
34	Equity in Earnings of Subsidiary Companies (418.1)	119		
35	Interest and Dividend Income (419)		12,502,956	7,364,304
36	Allowance for Other Funds Used During Construction (419.1)		740,557	795,425
37	Miscellaneous Nonoperating Income (421)		3,264,068	2,533,885
38	Gain on Disposition of Property (421.1)		1,941,756	1,183,094
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		30,452,865	79,367,716
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)		742,698	3,003,843
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	164,312	3,718,029
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		907,010	6,721,872
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263	4,715,294	9,152,438
47	Income Taxes-Federal (409.2)	262-263	9,741,780	15,783,063
48	Income Taxes-Other (409.2)	262-263	2,461,303	3,912,994
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277	-2,209,910	-2,339,175
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277		
51	Investment Tax Credit Adj.-Net (411.5)			
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		14,708,467	26,509,320
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		14,837,388	46,136,524
55	Interest Charges			
56	Interest on Long-Term Debt (427)		59,429,107	74,043,389
57	Amort. of Debt Disc. and Expense (428)		1,321,655	1,033,774
58	Amortization of Loss on Reaquired Debt (428.1)		1,692,597	2,100,936
59	(Less) Amort. of Premium on Debt-Credit (429)			
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)			
61	Interest on Debt to Assoc. Companies (430)	340	5,863,406	5,863,406
62	Other Interest Expense (431)	340	-1,800,320	-785,762
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		700,712	919,486
64	Net Interest Charges (Enter Total of lines 56 thru 63)		65,805,733	81,336,257
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		71,786,724	127,060,702
66	Extraordinary Items			
67	Extraordinary Income (434)		221,224,020	16,612,488
68	(Less) Extraordinary Deductions (435)		4,674,646	
69	Net Extraordinary Items (Enter Total of line 67 less line 68)		216,549,374	16,612,488
70	Income Taxes-Federal and Other (409.3)	262-263	89,934,873	3,824,933
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)		126,614,501	12,787,555
72	Net Income (Enter Total of lines 65 and 71)		198,401,225	139,848,257

Schedule Page: 114 Line No.: 2 Column: f

Prior year dollars were reduced by $239,002,944 to conform to current year reporting. Reclass due to PJM sales being netted with purchases.

Prior year sales were reduced be 1,333,021 mwh to conform to current year reporting. Reclass due to PJM sales being netted with purchases.

Schedule Page: 114 Line No.: 4 Column: f

Prior year dollars were reduced by $239,002,944 to conform to current year reporting. Reclass due to PJM sales being netted with purchases.

Prior year sales were reduced by 1,333,021 mwh to conform to current year reporting. Reclass due to PJM sales being netted with purchases.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	*Balance-Beginning of Year*		254,562,260
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5	Cash dividend to Conectiv		-40,000,000
6	Loss on reaquired preferred stock		-793,074
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		-40,793,074
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		198,401,225
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24			
25	Par value $100 per share		-3,130,838
26	Par value $25 per share		-613,219
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		-3,744,057
30	Dividends Declared-Common Stock (Account 438)		
31			
32	Par value $2.25 per share		-49,077,232
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-49,077,232
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		359,349,122

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	APPROPRIATED RETAINED EARNINGS (Account 215)		
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		359,349,122
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		-2,177,779
50	Equity in Earnings for Year (Credit) (Account 418.1)		
51	(Less) Dividends Received (Debit)		
52			
53	Balance-End of Year (Total lines 49 thru 52)		-2,177,779

Schedule Page: 118 Line No.: 29 Column: c

Series	Outstanding		Amount
4.00% Series	19,874	Shares	$79,496
3.70% Series	39,866	Shares	$147,504
4.28% Series	28,460	Shares	$121,809
4.56% Series	19,571	Shares	$89,244
4.20% Series	25,404	Shares	$106,697
5.00% Series	48,523	Shares	$242,615
6.75% Series	35,000	Shares	$236,250
7.75% Series ($25 Par)	316,500	Shares	$613,219
Adjustable Rate	151,200	Shares	$558,983
Auction Preferred	450,000	Shares	$1,548,240
			$3,744,057

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	198,401,224
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	73,637,721
5	Amortization of: Utility Plant	4,817,080
6	Plant Acquisition Adjustments	1,251,336
7		
8	Deferred Income Taxes (Net)	-146,631,168
9	Investment Tax Credit Adjustment (Net)	-1,589,581
10	Net (Increase) Decrease in Receivables	97,027,793
11	Net (Increase) Decrease in Inventory	-11,349,355
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	-77,131,111
14	Net (Increase) Decrease in Other Regulatory Assets	1,512,330
15	Net Increase (Decrease) in Other Regulatory Liabilities	-26,759,535
16	(Less) Allowance for Other Funds Used During Construction	1,441,269
17	(Less) Undistributed Earnings from Subsidiary Companies	
18	Other: Prepayments and Taxes Accrued	83,154,570
19	Gain on asset sale	-1,270,980
20	Extraordinary Items	-126,614,156
21	Other Non-cash Income & Net Increase - Other Current Asset	-6,800,235
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	60,214,664
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-86,333,269
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	-1,441,269
31	Other:	
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-84,892,000
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	536,758,000
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments. (c) Include commercial paper.

(b) Bonds, debentures and other long-term debt. (d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	-78,212,380
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other	1,095,594
54		
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	374,749,214
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	59,000,000
62	Preferred Stock	
63	Common Stock	
64	Other: Cost of Issuances and Refinancings	-17,424,000
65		
66	Net Increase in Short-Term Debt (c)	
67	Other: Cash dividend to Conectiv	-40,000,000
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	1,576,000
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	-329,953,000
74	Preferred Stock	-60,120,000
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79		
80	Dividends on Preferred Stock	-3,480,057
81	Dividends on Common Stock	-40,666,232
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	-432,643,289
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	2,320,589
87		
88	Cash and Cash Equivalents at Beginning of Year	2,104,529
89		
90	Cash and Cash Equivalents at End of Year	4,425,118

Name of Respondent	This Report Is:	Date of Report	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Cormmission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

Page 122, Items 1 and 2-These financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission (FERC) as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than Generally Accepted Accounting Principles (GAAP). The principle differences between the FERC requirements and GAAP are as follows:

Utility Operating Revenues are reflected in FERC account 400. Published financial statements include unregulated power marketing and other unregulated activity, which are recorded as non-utility operating income for FERC purposes.

Utility Operations Expense is reflected in account 401. In published financial statements expenses related to the above unregulated revenue is recorded as an expense in non utility operating income for FERC purposes.

Interest on Long Term Debt is reflected in account 427. In published financial statements, reclassification was made for interest expense paid to the subsidiary trust wholly owned by the respondent, which when consolidated are reflected as preferred Dividends of Subsidiary Trusts.

The amortization period over which the company recovers the acquisition adjustment and deferred purchase power contract related to its acquisition of Conowingo in 1995 is different for GAAP and FERC reporting. For GAAP purposes the acquisition adjustment and deferred purchase power contract are amortized over 40 years. For FERC, the deferred purchase power contract is amortized over 10 years and the acquisition adjustment is amortized over 27 years.

In addition, since the special purpose of these financial statements is to comply with the FERC Form 1 reporting requirements, they do not include presentation of comparative statements of retained earnings and cash flows for the year ended December 31,2001.

Page 122, Items 3 through 5-not applicable.

Page 122, Item 6-Notes to the Consolidated Financial Statements of Respondent's Annual Report Form 10-K to the Securities and Exchange Commission follow on page 123.1.

DELMARVA POWER & LIGHT COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. FINANCIAL STATEMENT PRESENTATION

DPL is a subsidiary of Conectiv, which is a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA). On March 1, 1998, Conectiv was formed (the 1998 Merger) through an exchange of common stock with DPL and Atlantic Energy, Inc.

On February 9, 2001, the Boards of Directors of Conectiv and Potomac Electric Power Company (Pepco) approved an Agreement and Plan of Merger under which Pepco will acquire Conectiv for a combination of cash and stock and Conectiv and Pepco will become wholly owned subsidiaries of Pepco Holdings Inc. (Conectiv/Pepco Merger). The Conectiv/Pepco Merger was approved by the stockholders of Conectiv and Pepco during 2001 . Management currently expects the Conectiv/Pepco Merger to close in the second quarter of 2002, subject to timely receipt of various statutory and regulatory approvals.

DPL is a public utility which supplies and delivers electricity and natural gas to its customers under the trade name Conectiv Power Delivery. DPL delivers electricity to approximately 479,000 regulated customers through its transmission and distribution systems and also supplies electricity to most of its electricity delivery customers, who have the option of choosing an alternative supplier. DPL's regulated electric service territory is located on the Delmarva Peninsula (Delaware and portions of Maryland and Virginia). DPL's electric service area encompasses about 6,000 square miles and has a population of approximately 1.2 million.

DPL provides regulated gas service (supply and/or delivery) to approximately 113,000 customers located in a service territory that covers about 275 square miles with a population of approximately 500,000 in New Castle County, Delaware. DPL also sells gas off-system and in markets that are not subject to price regulation.

The divestiture of the electric generating plants of DPL was completed on June 22, 2001 with the sale of the ownership interests of DPL in various electric generating plants that had 954 megawatts (MW) of capacity. The divestiture of the electric generating plants of DPL started in 2000. DPL contributed electric generating plants with 1,501 MW of capacity to Conectiv on July 1, 2000, in connection with the formation of Conectiv Energy Holding Company (CEH), which has subsidiaries engaged in non-regulated electricity production, energy trading and marketing. Divestiture of the electric generating plants also included the sale of DPL's ownership interests in nuclear electric generating plants (331 MW) on December 29, 2000.

Prior to the formation of CEH on July 1, 2000, DPL's business activities included trading electricity and natural gas and the sale of electricity produced by non-regulated electric generating units. The transition of these activities from DPL to CEH and its subsidiaries occurred during the latter-half of 2000.

Regulation of Utility Operations

Certain aspects of DPL's utility businesses are subject to regulation by the Delaware and Maryland Public Service Commissions (DPSC and MPSC, respectively), the Virginia State Corporation Commission (VSCC), and the Federal Energy Regulatory Commission (FERC). Excluding sales not subject to price regulation, the percentages of retail electric and gas utility operating revenues regulated by each state regulatory commission for 2001, were as follows: DPSC, 66.6%; MPSC, 30.2%; and VSCC, 3.2%. Wholesale sales and the transmission of electricity and gas are subject to FERC regulation. Retail gas sales are subject to regulation by the DPSC.

As discussed in Note 7 to the Consolidated Financial Statements, DPL's electricity generation business was restructured in the latter half of 1999, pursuant to enactment of Delaware and Maryland electric restructuring legislation and the issuance of restructuring orders by the DPSC and MPSC. Based on these orders, DPL determined that the requirements of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71) no longer applied to its electricity generation business and an extraordinary charge to 1999 earnings resulted, as discussed in Note 6 to the Consolidated Financial Statements.

DPL's electric delivery business and retail gas business are subject to the requirements of SFAS No. 71. When utility revenues are insufficient to recover current period expenses from customers, regulatory commissions may provide for future recovery from customers of such current period expenses. When future recovery is probable for current under-recoveries of utility expenses, the expenses are deferred as regulatory assets and subsequently recognized in the Consolidated Statement of Income during the period the expenses are recovered from customers. Similarly, regulatory liabilities may also be created due to the economic impact of an action taken by a regulatory commission.

The amount recognized in the Consolidated Statements of Income for the cost of gas purchased to supply DPL's regulated gas customers is adjusted to the amount included in customer billings for such costs since customer rates are periodically adjusted to reflect amounts actually paid by DPL for purchased gas. A regulatory asset is recorded for under-collections from customers and a liability is recorded for over-collections from customers, which are both classified as „deferred energy supply costs" on the Consolidated Balance Sheets.

Refer to Note 10 to the Consolidated Financial Statements for information about regulatory assets and liabilities arising from the financial effects of rate regulation.

Financial Statement Presentation

The Consolidated Financial Statements include the accounts of DPL's wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

The 2000 gain on the sale of DPL's interests in nuclear electric generating plants was reclassified to operating revenues from operating expenses to conform with the presentation of the 2001 gain on sale of electric generating plants. Certain other reclassifications of prior period data have been made to conform with the current presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Revenues

DPL recognizes revenues for the supply and delivery of electricity and gas upon delivery to the customer, including amounts for services rendered, but not yet billed. Similarly, revenues from "Other services" are recognized when services are performed or products are delivered.

"Other services" revenues include certain non-regulated services provided by DPL to its customers and rental income for administrative facilities owned by DPL which are used by Conectiv's service company. (Revenues from non-regulated electricity and gas sales are included in "Electric" revenues and "Gas" revenues, respectively.)

Derivative Instruments

As of December 31, 2001 and 2000, DPL held derivative instruments (futures, options, swap agreements, and forward contracts) solely for the purpose of limiting regulated gas customers exposure to commodity price uncertainty.

DPL implemented the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended, effective January 1, 2001. SFAS No. 133 established accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires all derivative instruments, within the scope of the statement, to be recognized as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives that are not hedges, under SFAS No. 133, are recognized in earnings. DPL's derivative instruments associated with the regulated gas supply business are not designated as hedges under SFAS No. 133; however, because gains and losses on these derivative instruments are included in rates charged to regulated gas customers, the provisions of SFAS No. 71 apply and earnings are not affected. The initial effects of adopting SFAS No. 133 were recognition of a $14.4 million asset for the fair value of the derivative instruments and a $14.4 million regulatory liability for the effects of regulation.

Prior to the transfer on July 1, 2000 of certain electric generating plants and energy-trading activities to Conectiv, DPL used derivative instruments in connection with energy commodity trading and sales of the electricity produced by non-regulated electric generating plants. Energy trading activities were recorded on a gross basis, with sales reported as revenues and purchases included in operating expenses. DPL's operating results for 2000 and 1999 include the following net trading gains / (losses):

Energy Commodity	2000	1999
	(Dollars in Millions)	
Electricity	$ 1.2	$ 6.0
Natural gas	(2.1)	5.0
Total	$ (0.9)	$ 11.0

During 1999-2000, realized gains and losses related to derivative hedging instruments were deferred, as deferred credits or current assets, and then recognized in operating results when the underlying transaction occurred. If, subsequent to being hedged, the underlying transaction was no longer likely to occur or the hedge was no longer effective, the gain or loss on the related derivative was recognized in operating results.

The cash flows from derivatives are included in the "Cash Flows from Operating Activities" section of the Consolidated Statements of Cash Flows.

Depreciation Expense

The annual provision for depreciation on utility property is computed on the straight-line basis using composite rates by classes of depreciable property. Accumulated depreciation is charged with the cost of depreciable property retired, including removal costs less salvage and other recoveries. The relationship of the annual provision for depreciation for financial accounting purposes to average depreciable property was 3.4% for 2001, 3.4% for 2000, and 3.5% for 1999. For periods prior to the sale of the ownership interests of DPL in nuclear electric generating plants on December 29, 2000, depreciation expense includes a provision for the estimated cost of decommissioning nuclear power plant reactors based on amounts billed to customers for such costs.
Non-utility property is generally depreciated on a straight-line basis over the useful lives of the assets.

Interest Expense

The amortization of debt discount, premium, and expense, including deferred debt extinguishment costs associated with the regulated electric and gas transmission and distribution businesses, is included in interest expense.

Income Taxes

The Consolidated Financial Statements include current and deferred income taxes. Current income taxes represent the amounts of tax expected to be reported on DPL's federal and state income tax returns. Deferred income taxes are discussed below.

Deferred income tax assets and liabilities represent the tax effects of temporary differences between the financial statement and tax bases of existing assets and liabilities and are measured using presently enacted tax rates. The portion of DPL's deferred tax liability applicable to its utility operations that has not been recovered from utility customers represents income taxes recoverable in the future and is shown on the Consolidated Balance Sheets as "Deferred recoverable income taxes".

Deferred income tax expense generally represents the net change during the reporting period in the net deferred tax liability and deferred recoverable income taxes.

Investment tax credits from utility plant purchased in prior years are reported on the Consolidated Balance Sheets as "Deferred investment tax credits". These investment tax credits are being amortized to income over the useful lives of the related utility plant.

Cash Equivalents

In the Consolidated Financial Statements, DPL considers highly liquid marketable securities and debt instruments purchased with a maturity of three months or less to be cash equivalents. Investments in Conectiv's "money pool", which Conectiv subsidiaries may invest in, or borrow from, are considered cash equivalents.

Utility Plant

The December 31, 2000 balances for electric generating plants that became impaired as a result of the restructuring of the electric utility industry in 1999 are stated at the estimated fair value of the plants at the time of restructuring, based on amounts included in agreements for the sales of the plants. These electric generating plants, as discussed above, were sold during 2001. The balances of all other property, plant and equipment, which is primarily electric transmission and distribution property, are stated at original cost.

Utility plant is generally subject to a first mortgage lien.

Allowance for Funds Used During Construction and Capitalized Interest

Effective in the third quarter of 1999, the cost of financing the construction of electric generation plant is capitalized in accordance with SFAS No. 34, "Capitalization of Interest Cost".

Allowance for Funds Used During Construction (AFUDC) is included in the cost of utility plant and represents the cost of borrowed and equity funds used to finance construction. In the Consolidated Statements of Income, the borrowed funds component of AFUDC is reported as a reduction of interest expense and the equity funds component of AFUDC is reported as other income. AFUDC was capitalized on utility plant construction at the rates of 8.6% in 2001, 8.5% in 2000, and 8.8% in 1999.

Goodwill

DPL amortizes goodwill arising from business acquisitions over the shorter of the estimated useful life or 40 years. All goodwill as of December 31, 2001 had a 40 year life. The amount of goodwill amortized to expense was $2.0 million in 2001, 2000 and 1999. For information about changes in the accounting for goodwill which become effective in 2002, see "New Accounting Standards", below.

Deferred Debt Extinguishment Costs

The costs of debt extinguishment for which recovery through regulated utility rates is probable are deferred and subsequently amortized to interest expense during the rate recovery period. Other debt extinguishment costs are accounted for in accordance with SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", which requires such costs to be expensed.

New Accounting Standards

On July 20, 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", and SFAS No. 142, „Goodwill and Other Intangible Assets." SFAS No. 141 requires that business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and does not permit the use of the pooling of interests method of accounting for business combinations. Under SFAS No. 142, goodwill that has not been included in the rates of a regulated utility subject to SFAS No. 71 will no longer be amortized. Intangible assets other than goodwill which have finite useful lives will continue to be amortized under SFAS No. 142. Goodwill and other intangible assets will be tested periodically for impairment. If an impairment occurs, then a charge to earnings would result. An impairment of goodwill that results from adoption of SFAS No. 142 will be recognized as the cumulative effect of a change in accounting principle. Under SFAS No. 142, historical operating results will not be restated; instead pro forma earnings, adjusted to exclude goodwill amortization, will be disclosed. SFAS No. 142 will be effective January 1, 2002 for companies with a calendar fiscal year, including DPL.

DPL expects that adoption of SFAS No. 141 will not materially affect its financial position or results of operations. DPL expects that adoption of SFAS No. 142 will result in a decrease in the amount of goodwill amortization expense from $2.0 million per year to $0.8 million per year, which represents amortization of the goodwill that has been included in DPL's utility rates.

On August 9, 2001, the FASB issued SFAS No. 143, "Accounting For Asset Retirement Obligations", which establishes the accounting requirements for asset retirement obligations (ARO) associated with tangible long-lived assets. If a legal obligation for an ARO exists, then SFAS No. 143 requires recognition of a liability, capitalization of the cost associated with the ARO, and allocation of the capitalized cost to expense. The initial measurement of an ARO is based on the fair value of the obligation, which may result in a gain or loss upon the settlement of the ARO. If the requirements of SFAS No. 71 are met, a regulated entity shall also recognize a regulatory asset or liability for timing differences between financial reporting and rate-making in the recognition of the period costs associated with an ARO. SFAS No. 143 will be effective January 1, 2003 for companies with a calendar fiscal year, including DPL. Upon adoption of SFAS No. 143, the difference between the net amount recognized in the balance sheet under SFAS No. 143 and the net amount previously recognized in the balance sheet will be recognized as the cumulative effect of a change in accounting principle. DPL is currently evaluating SFAS No. 143 and cannot predict the impact that this standard may have on its financial position or results of operations; however, any such impact could be material.

On October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens discontinued operations to include more disposal transactions. Under SFAS No. 144, operating losses of discontinued operations are recognized in the period in which they occur; future operating losses are not accrued upon discontinuation of the business operation. SFAS No. 144 became effective on January 1, 2002. DPL does not expect the adoption of SFAS No. 144 will materially affect its financial position or results of operations.

NOTE 2. RELATED PARTY PURCHASES AND SALES

DPL's operating expenses and revenues include amounts for transactions with other Conectiv subsidiaries. DPL purchased electric energy, electric capacity and natural gas from Conectiv subsidiaries in the amounts of $149.0 million for 2001 and $101.7 million for 2000. No purchases of energy from other Conectiv subsidiaries occurred during 1999. DPL also sold natural gas and electricity and leased certain assets to other Conectiv subsidiaries. Amounts included in operating revenues for these transactions are as follows: 2001- $19.3 million; 2000—$33.7 million; 1999—$48.6 million.

DPL had a contract with Conectiv Energy Supply, Inc. (CESI), a Conectiv subsidiary, which provided a fixed price for substantially all of DPL's electric energy and capacity needs for the period April 1, 2001 through August 31, 2001. Effective September 1, 2001, DPL entered into an agreement with CESI under which DPL purchases from CESI the electricity required for DPL to fulfill its obligation to supply customers who have not chosen an alternative supplier (default service). In connection with the agreement, CESI assumed the rights and obligations that DPL had under agreements to purchase electricity on a long-term basis. DPL's contract with CESI extends until June 30, 2004. The pricing of the electricity purchased under the contract was structured with the intent to transfer the risk, or reward, associated with DPL's default service business to CESI. As of December 31, 2001, CESI's sources of electricity supply include 2,224 MW of generating capacity, through affiliated subsidiaries, 1,300 MW of capacity under long-term purchased power agreements, and short-term purchased power arrangements.

For information concerning DPL's contribution of electric generating plants and certain other assets and liabilities to Conectiv, see

"Contribution of Electric Generating Plants to Conectiv in 2000" in Note 8 to the Consolidated Financial Statements.

NOTE 3. SUPPLEMENTAL CASH FLOW INFORMATION

Cash Paid During the Year

		2001		2000		1999
		(Dollars in Thousands)				
Interest, net of capitalized amounts	$	67,930	$	74,722	$	74,367
Income taxes, net of refunds	$	110,974	$	33,213	$	55,463

Non-cash Investing and Financing Transaction

The Consolidated Statement of Cash Flows for 2000 excludes the assumption of DPL's former nuclear decommissioning liability by the purchasers of the ownership interests of DPL in nuclear electric generating plants and also excludes the transfer of nuclear decommissioning trust funds to the purchasers. The nuclear decommissioning trust funds which were transferred had a fair value of approximately $68.0 million. For information about the sale of the ownership interests of DPL in nuclear electric generating plants, refer to Note 8 to the Consolidated Financial Statements.

The 2000 Consolidated Statement of Cash Flows excludes the non-cash transaction for DPL's contribution of electric generating plants to Conectiv. See "Contribution of Electric Generating Plants to Conectiv in 2000" in Note 8 to the Consolidated Financial Statements for additional information.

NOTE 4. INCOME TAXES

DPL, as a subsidiary of Conectiv, is included in the consolidated federal income tax return of Conectiv. Income taxes are allocated to DPL based upon the taxable income or loss, determined on a separate return basis.

Components of Consolidated Income Tax Expense

		2001		2000		1999
		(Dollars in Thousands)				
Operations						
Federal: Current.	$	153,081	$	10,191	$	54,710
Deferred		(35,623)		58,907		26,289
State: Current.		41,073		3,885		11,092
Deferred		(10,720)		15,310		5,789
Investment tax credit adjustments, net (1)		(6,001)		(6,783)		(2,559)
		141,810		81,510		95,321
Extraordinary Item						
Federal: Current.		(1,503)		—		—
Deferred		—		—		(124,117)
State: Current		(382)		—		—
Deferred		—		—		(23,663)
		(1,885)		—		(147,780)
Total Income Tax Expense	$	139,925	$	81,510	$	(52,459)

(1) Includes a $4.4 million credit in 2001 and a $4.4 million credit in 2000 which resulted from recognition of deferred investment tax credits in connection with sale of the ownership interests of DPL in electric generating plants, as discussed in Note 8 to the Consolidated Financial Statements.

Reconciliation of Effective Income Tax Rate

The amount computed by multiplying „Income before income taxes and extraordinary item" by the federal statutory rate is reconciled below to income tax expense on operations (which excludes amounts applicable to the extraordinary item).

	2001		2000		1999	
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in Thousands)					
Statutory federal income tax expense	$ 120,827	35 %	$ 78,164	35 %	$ 83,125	35 %
Increase (decrease) due to:						
State income taxes, net of federal tax benefit	19,863	6	12,477	6	10,973	5
Investment tax credit amortization	(6,001)	(2)	(6,783)	(3)	(2,559)	(1)
Other, net	7,121	2	(2,348)	(1)	3,782	1
Income tax expense on operations	$ 141,810	41 %	$ 81,510	37 %	$ 95,321	40 %

Components of Deferred Income Taxes

The tax effects of temporary differences that give rise to DPL's net deferred tax liability are shown below. There were no valuation allowances for deferred tax assets as of December 31, 2001 and December 31, 2000.

	As of December 31,	
	2001	2000
	(Dollars in Thousands)	
Deferred Tax Liabilities		
Plant basis differences	$ 222,937	$ 278,495
Deferred recoverable income taxes	37,386	37,293
Prepaid pension costs	71,740	64,234
Other	35,201	43,493
Total deferred tax liabilities	367,264	423,515
Deferred Tax Assets		
Deferred investment tax credits	7,810	9,756
Above-market purchased energy contracts and other electric restructuring liabilities	33,901	41,464
Other	33,345	29,653
Total deferred tax assets	75,056	80,873
Total net deferred tax liability	$ 292,208	$ 342,642

NOTE 5. SPECIAL CHARGES

DPL's operating results for 1999 include "Special charges" of $10.5 million before taxes ($6.4 million after taxes) primarily for costs of employee separations and certain other non-recurring items.

NOTE 6. EXTRAORDINARY ITEM

Extraordinary Charge in 2001

During the third quarter of 2001, DPL repaid $253.7 million of long-term debt and refinanced $59.0 million of long-term bonds, as discussed in Note 14 to the Consolidated Financial Statements. The estimated portion of debt extinguishment costs which may not be recoverable through utility rates was charged to earnings as an extraordinary item of $2.8 million, after $1.9 million of income taxes.

Extraordinary Charge in 1999

As discussed in Note 7 to the Consolidated Financial Statements, DPL received electric utility industry restructuring orders during the latter-half of 1999 from the DPSC and MPSC. Among other things, the restructuring orders provided for customer choice of electricity suppliers, rate decreases, and quantification of the recovery through customer rates of the uneconomic portion of assets and long-term contracts that resulted from restructuring (stranded costs). As a result, DPL discontinued applying SFAS No. 71 to its electricity generation business and applied the requirements of SFAS No. 101, "Regulated Enterprises—Accounting for the Discontinuation of Application of FASB Statement No. 71" (SFAS No. 101) and Emerging Issues Task Force (EITF) Issue No. 97-4, "Deregulation of the Pricing of Electricity—Issues Related to the Application of FASB Statements No. 71 and No. 101" (EITF 97-4).

Pursuant to the requirements of SFAS No. 101 and EITF 97-4, DPL recorded an extraordinary charge in 1999, which reduced earnings by $253.6 million, net of income taxes of $147.8 million. The portion of the extraordinary charge related to impaired assets was determined in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of" (SFAS No. 121). The 1999 extraordinary charge primarily resulted from impaired nuclear electric generating plants and certain other assets, uneconomic energy contracts, and other effects of deregulation requiring loss recognition. The impairment amount for nuclear electric generating plants was determined based on proceeds under agreements for the sale of the nuclear electric generating plants, which are discussed in Note 8 to the Consolidated Financial Statements. The extraordinary charge was decreased by the regulatory asset established for the amount of stranded costs expected to be recovered through regulated electricity delivery rates.

The details of the 1999 extraordinary charge are shown in the following table.

Items Included in the 1999 Extraordinary Charge		Millions of Dollars
(a) The net book value of nuclear electric generating plants and related assets including inventories were written-down due to impairment.	$	(253.3)
(b) The net present value of water-supply capacity leased from the Merrill Creek Reservoir in excess of the electric generating plants' requirements was expensed. (See note below.)		(41.9)
(c) The net present value of expected losses under uneconomic energy contracts, primarily for the purchase of electricity and gas at above-market prices, was expensed. (See note below.)		(99.0)
(d) Generation-related regulatory assets and certain other utility assets impaired from deregulation were written-off. Also, various liabilities resulting from deregulation were recorded.		(51.5)
(e) Regulatory assets were established for the amount of stranded costs expected to be recovered through regulated electricity delivery rates.		44.3

Total pre-tax extraordinary charge		(401.4)
Income tax benefit		147.8
Total extraordinary charge, net of income taxes	$	(253.6)

Note to item (b) and item (c) above:

A 10% discount rate was used to compute the net present values in items (b) and (c) above, and was determined based on DPL's cost of capital and the risk inherent in the cash flows associated with these particular items. For item (b), the excess portion of the Merrill Creek Reservoir water-supply capacity was determined primarily based on an engineering study. For item (c), the expected losses under uneconomic energy contracts were attributed primarily to the excess of contract purchase prices for energy and capacity over PJM Interconnection forward prices during the remaining period of the contracts.

NOTE 7. REGULATORY MATTERS

Delaware

In August 1999, the DPSC issued an order that approved DPL's plan for complying with the Electric Utility Restructuring Act of 1999 (Delaware Act), which restructured the electric utility industry in Delaware. In connection with the restructuring, all retail electric customers of DPL obtained the option to choose an alternative electricity supplier by October 2000. The Delaware Act requires DPL to be the provider of default service to customers who do not choose an alternative electricity supplier for the 3 years ending September 30, 2002 for non-residential customers and the 4 years ending September 30, 2003 for residential customers. Effective October 1, 1999, the restructuring resulted in a 7.5% decrease in DPL's Delaware residential electric rates, which reduced revenues $17.5 million on an annual basis. In addition, DPL agreed to keep residential and non-residential rates at their October 1, 1999 levels until September 30, 2003 and September 30, 2002, respectively.

Under the terms of a settlement agreement related to the Conectiv/Pepco Merger, which the DPSC voted to approve March 19, 2002, retail electric rates will be increased approximately $4.4 million on an annual basis, effective October 1, 2003. In general, retail electric rates in effect on October 1, 2003 are to remain unchanged through May 1, 2006, although the settlement agreement provides some mechanisms for rate changes in special circumstances. The settlement agreement also provides that DPL will continue providing default electricity supply service to customers until May 1, 2006. All provisions of the settlement agreement are contingent upon the closing of the Conectiv/Pepco Merger.

Maryland

In October 1999, the MPSC issued an order that approved a settlement agreement for implementing the provisions of the Electric Customer Choice and Competition Act of 1999 (the Maryland Act), which restructured the electric utility industry in Maryland. In connection with the restructuring, all of DPL's Maryland retail customers could elect to choose an alternative electricity supplier beginning July 1, 2000. The settlement agreement provided for DPL to be the default service supplier to customers who do not choose an alternative electricity supplier during the 3 years ending July 1, 2003 for non-residential customers and the 4 years ending July 1, 2004 for residential customers. Prior to July 1, 2003, the MPSC is expected to determine how default service will be supplied after termination of DPL's initial default service periods. Effective July 1, 2000, the restructuring also resulted in a 7.5% decrease in DPL's Maryland residential electric rates, which reduced revenues $12.5 million on an annual basis. In addition, DPL agreed to keep residential and non-residential rates at their July 1, 2000 levels until June 30, 2004 and June 30, 2003, respectively.

Under the terms of a settlement agreement related to the Conectiv/Pepco Merger, which is awaiting MPSC approval, retail electric rates for electricity distribution are to be capped (not permitted to increase) through December 31, 2006 and DPL is to file certain information with the MPSC by December 1, 2003 in order to determine if a rate decrease is warranted. Also, delivery rates for non-residential customers will be decreased by approximately $5.6 million, effective July 1, 2003. The settlement agreement does not address electricity supply rates for periods on and after July 1, 2003 for non-residential customers or on and after July 1, 2004, for residential customers. All provisions of the settlement agreement are contingent upon the closing of the Conectiv/Pepco Merger.

Virginia

On December 21, 2001, the VSCC approved DPL's proposal to offer choice of electricity suppliers to all of its retail Virginia customers as of January 1, 2002.

NOTE 8. DIVESTITURE OF ELECTRIC GENERATING PLANTS

The divestiture of the electric generating plants of DPL, which began in 2000, was completed on June 22, 2001 with the sale of the ownership interests of DPL in various electric generating plants that had 954 MW of capacity. As a result of the divestiture, DPL's principal business is the transmission and distribution of electricity, and DPL supplies the load requirements of its default electric service customers entirely with purchased power.

Sales of Electric Generating Plants Completed in 2001

On June 22, 2001, DPL's ownership interests in various electric generating plants, which had a net book value of approximately $247 million and electric generating capacity of 954 MW, were sold to NRG Energy, Inc. (NRG) for approximately $528.2 million. The sales proceeds are subject to final adjustments for inventory and other items. As a result of these sales, DPL's results of operations for 2001 include a gain of $221.2 million before taxes ($129.4 million after taxes). The $221.2 million before-tax gain is included in operating revenues in the 2001 Consolidated Statement of Income.

Sales of Electric Generating Plants Completed in 2000

On December 29, 2000, DPL sold for $32.5 million its 7.51% (164 MW) interest in Peach Bottom Atomic Power Station and 7.41% (167 MW) interest in Salem Nuclear Generating Station and the related nuclear fuel to the utilities that operate the plants. DPL's trust funds and obligation for decommissioning the plants were transferred to the purchasers in conjunction with the sale. The net assets sold had a carrying value of $15.1 million, which reflects a write-down in 1999 related to discontinuing SFAS No. 71. DPL used $25.6 million of the proceeds to repay the lease obligations related to the nuclear fuel. A gain of $16.6 million before income taxes ($12.8 million after income taxes) resulted from these sales, which is included in operating revenues in the 2000 Consolidated Statement of Income.

Contribution of Electric Generating Plants to Conectiv in 2000

Effective July 1, 2000, DPL contributed at book value its ownership interests in electric generating plants (1,501 MW of capacity) and related transmission equipment, inventories, other assets and liabilities to a wholly-owned subsidiary (Conectiv Delmarva Generation, Inc., or CDG). DPL then contributed CDG to Conectiv in conjunction with the formation of an energy-holding company by Conectiv, which is engaged in non-regulated electricity production and sales, and energy trading and marketing. The contribution of CDG to Conectiv resulted in a $316.3 million decrease in the additional paid-in capital portion of DPL's common stockholder's equity.

NOTE 9. TERMINATION OF MEMBERSHIP IN MUTUAL INSURANCE COMPANY

Prior to February 19, 2001, DPL was a member of NEIL, which is a nuclear industry mutual insurance company that provides replacement power cost coverage in the event of a major accidental outage at a nuclear power plant . NEIL members that sold their interests in nuclear electric generating plants on or before December 31, 2000 could elect prior to February 28, 2001 to receive cash for their member account balances. DPL sold its ownership interests in nuclear electric generating plants on December 29, 2000 and elected to terminate its NEIL membership on February 19, 2001. As a result of DPL's NEIL membership termination, DPL received $16.3 million ($9.8 million after taxes), which is classified as a credit in DPL's operation and maintenance expenses for 2001.

NOTE 10. REGULATORY ASSETS AND LIABILITIES

The electric and gas delivery businesses of DPL are subject to the requirements of SFAS No. 71. When utility revenues are insufficient to recover current period expenses from customers, regulatory commissions may provide for future recovery from customers of such current period expenses. When future recovery is probable for current under-recoveries of utility expenses, the expenses are deferred as regulatory assets and subsequently recognized in the Consolidated Statement of Income during the period the expenses are recovered from customers. Similarly, regulatory liabilities may also be created due to the economic impact of an action taken by a regulatory commission.

The table below displays the regulatory assets and liabilities as of December 31, 2001 and December 31, 2000.

The balances of the various regulatory assets and liabilities are displayed below.

Regulatory Assets	**December 31, 2001**	**December 31, 2000**
	(Millions of Dollars)	
Current Assets		
Deferred energy supply costs	$ 25.5	$ 7.7
Deferred Charges and Other Assets		
Deferred recoverable income taxes	65.7	70.8
Other non-current regulatory assets		
Recoverable stranded costs	14.5	29.3
Deferred debt extinguishment costs	19.9	8.2
Other	1.8	5.8
	36.2	43.3
Total regulatory assets	$ 127.4	$ 121.8

Deferred Energy Supply Costs: See "Regulation of Utility Operations" in Note 1 to the Consolidated Financial Statements.

Deferred Recoverable Income Taxes: Represents the portion of deferred income tax liabilities applicable to DPL's utility operations that has not been reflected in current customer rates for which future recovery is probable. As temporary differences between the financial statement and tax bases of assets reverse, deferred recoverable income taxes are amortized.

Recoverable Stranded Costs: Represents remaining amounts to be collected from regulated delivery customers for stranded costs which resulted from deregulation of the electricity supply business in 1999.

Deferred Debt Extinguishment Costs: The costs of debt extinguishment costs for which recovery through regulated utility rates is probable are deferred and subsequently amortized to interest expense during the rate recovery period.

NOTE 11. COMMON STOCKHOLDER'S EQUITY

Conectiv owns all 1,000 outstanding shares of DPL's common stock ($2.25 par value per share).

For information concerning changes in DPL's common stockholder's equity during 2001, 2000, and 1999, see the Statement of Changes in Common Stockholder's Equity.

DPL's certificate of incorporation requires payment of all preferred dividends in arrears (if any) prior to payment of common dividends to Conectiv, and has certain other limitations on the payment of common dividends. DPL's certificate of incorporation contains limitations on the cash dividends DPL can pay to Conectiv if DPL's common stockholder's equity was less than 25% of DPL's total capitalization. As of December 31, 2001, DPL's common stockholder's equity represented 40.5% of DPL's total capitalization.

As a subsidiary of a registered holding company under PUHCA, DPL can pay dividends only to the extent of its retained earnings unless SEC approval is obtained.

NOTE 12. PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION

DPL has $1, $25, and $100 par value per share preferred stock for which 10,000,000, 3,000,000, and 1,800,000 shares are authorized, respectively. Dividends on DPL preferred stock are cumulative. No shares of the $1 par value per share preferred stock are outstanding. Shares outstanding for each series of the $25 and $100 par value per share preferred stock are listed below under "Preferred Stock Not Subject to Mandatory Redemption".

Series	Current Redemption Price	Shares Outstanding 2001	Shares Outstanding 2000	Amount 2001 (Dollars in Thousands)	Amount 2000 (Dollars in Thousands)
$25 per share par value, 7 ¾%	(1)	316,500	316,500	$ 7,913	$ 7,913
$100 per share par value					
3.70%-5%	$103.00-$105.50	181,698	181,698	18,170	18,170
6 ¾%	(2)	35,000	35,000	3,500	3,500
Adjustable rate (3)	$ 100	—	151,200	—	15,120
Auction rate (4)	$ 100	—	450,000	—	45,000
				$ 29,583	$ 89,703

(1) Redeemable beginning September 30, 2002, at $25 per share.

(2) Redeemable beginning November 1, 2003, at $100 per share.

(3) During the latter-half of 2001, DPL paid $14.91 million to repurchase all 151,200 shares of its Adjustable Rate Preferred Stock which had a par value of $15.12 million ($100 par value per share). The average dividend rates for the Adjustable Rate Preferred Stock were 5.5% during 2001 and 5.5% during 2000.

(4) On September 6, 2001, DPL paid $45.0 million to purchase all 450,000 outstanding shares of its Auction Rate Preferred Stock for par value of $100 per share. The average dividend rates for the Auction Rate Preferred Stock were 4.2% during 2001 and 5.1% during 2000.

NOTE 13. COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY COMPANY DEBENTURES

DPL has a wholly owned financing subsidiary trust that has common and preferred trust securities outstanding and holds Junior Subordinated Debentures (the Debentures) of DPL. DPL owns all of the common securities of the trust, which constitute approximately 3% of the liquidation amount of all of the trust securities issued by the trust. The trust uses interest payments received on the Debentures, which are the trust's only assets, to make cash distributions on the trust securities. DPL's obligations pursuant to the Debentures and guarantees of distributions with respect to the trust's securities, to the extent the trust has funds available therefor, constitute full and unconditional guarantees of the obligations of the trust under the trust securities the trusts have issued.

As of December 31, 2001 and 2000, the trust had $70 million of 8.125% Cumulative Trust Preferred Capital Securities outstanding, representing 2,800,000 trust preferred securities with a stated liquidation value of $25 per security.

For consolidated financial reporting purposes, the Debentures are eliminated in consolidation against the trust's investment in the Debentures. The preferred trust securities are subject to mandatory redemption upon payment of the Debentures at maturity or upon redemption. The Debentures mature in 2036. The Debentures are subject to redemption, in whole or in part, at the option of DPL, at 100% of their principal amount plus accrued interest, after an initial period during which they may not be redeemed and at any time upon the occurrence of certain events.

NOTE 14. DEBT

Maturities of long-term debt and sinking fund requirements during the next five years are as follows: 2002—$75.5 million; 2003—$87.2 million; 2004—$7.0 million; 2005—$2.7 million; and 2006—$22.9 million.

On behalf of DPL, the Delaware Economic Development Authority issued $59.0 million of long-term bonds on May 11, 2001, and loaned the proceeds to DPL. The bonds issued included $24.5 million of variable rate (set by auction procedures) Exempt Facilities Refunding Revenue Bonds, due May 1, 2031, and $34.5 million of 4.9% Pollution Control Refunding Revenue Bonds, subject to mandatory tender on May 1, 2011 and due May 1, 2026. All of the bonds which were issued are not secured by a mortgage or security interest in property of DPL. On July 2, 2001, the proceeds from the bonds issued and additional cash were used to refund $59.0 million of long-term bonds, with a 7.2% average interest rate and maturity dates in 2018 and 2021, at 102% of their principal amounts.

On June 1, 2001, DPL redeemed $1.7 million of 6.95% Amortizing First Mortgage Bonds.

Excluding the $59.0 million of bonds that DPL refunded on July 2, 2001, DPL repaid $253.7 million of long-term debt during the third quarter of 2001. The $253.7 million of long-term debt repurchased included $192.2 million of Medium Term Notes, with maturity dates from 2005 to 2027 and an 8.0% average interest rate, and $61.5 million of First Mortgage Bonds, with maturity dates from 2003 to 2022 and an 8.1% average interest rate.

On November 6, 2001, DPL redeemed $15 million of 8.96% Medium Term Notes that were scheduled for maturity in 2021.

DPL has a $105 million revolving credit facility that expires January 31, 2003 and supports its variable rate demand bonds ($104.8 million). DPL's credit facility contains financial and other covenants which, if not met, could result in the acceleration of repayment obligations under the facility or restrict DPL's ability to borrow under the credit facility. The credit facility requires a ratio of total indebtedness to total capitalization of 65% or less. As of December 31, 2001, the ratio was 53%, computed in accordance with the terms of the credit facility. The credit facility also contains a number of events of default that could be triggered by certain acceleration of indebtedness under other borrowing arrangements, bankruptcy actions or judgments or decrees against DPL, as well as by a change of control of DPL. When the Conectiv/Pepco Merger becomes effective, DPL's credit facility is expected to be replaced by credit lines of Pepco Holdings, Inc.

Substantially all utility property of DPL is subject to the liens of mortgages collateralizing DPL's First Mortgage Bonds. DPL's mortgages require that the electric generating plants sold (as discussed in Note 8 to the Consolidated Financial Statements) be released from the liens of the mortgages. Assets may be released with a combination of cash, bondable property additions, and credits representing previously issued and retired first mortgage bonds. Pursuant to these terms, the electric generating plants of DPL sold during 2000-2001 were released from the liens.

Long-term debt outstanding as of December 31, 2001 and 2000 is presented below.

Type of Debt	Interest Rates	Due	2001	2000
			(Dollars in Thousands)	
First Mortgage Bonds	6.95%	2002	$ 30,000	$ 30,000
	6.40%	2003	85,000	90,000
	7.15%–8.15%	2011–2015	33,000	67,000
	5.90%–7.30%	2019–2021	49,200	108,200
	6.85%–8.50%	2022–2025 (1)	142,500	165,000
	6.05%	2032	15,000	15,000
Amortizing First Mortgage Bonds	6.95%	2002–2008	19,814	21,517
			374,514	496,717
Pollution Control Bonds and Notes	7.25%	2001	—	550
	5.50%	2025 (2)	15,000	15,000
	4.90%	2026 (3)	34,500	—
	5.65%	2028 (2)	16,240	16,240
			65,740	31,790
Medium Term Notes	6.59%–9.29%	2002	16,000	16,000
	8.30%	2004	4,500	35,000
	6.94%	2005	—	10,000
	6.84%	2006	20,000	20,000
	7.06%–8.125%	2007	61,500	91,500
	7.54%–7.62%	2017	14,000	40,700
	6.81%	2018	4,000	33,000
	7.61%–9.95%	2019–2021	12,000	73,000
	7.72%	2027	10,000	30,000
			142,000	349,200
Other Obligations	Variable	2030–2031	63,400	38,900
Unamortized premium and discount, net			(492)	(1,330)
Current maturities of long-term debt			(75,461)	(2,253)
Total long-term debt			569,701	913,024
Variable Rate Demand Bonds (4)			104,830	104,830
Total long-term debt and Variable Rate Demand Bonds			$ 674,531	$ 1,017,854

(1) Includes $27.5 million of 8.5% First Mortgage Bonds which were repurchased on February 1, 2002.

(2) The bonds are subject to mandatory tender on July 1, 2010.

(3) The bonds are subject to mandatory tender on May 1, 2011.

(4) The debt obligations of DPL included Variable Rate Demand Bonds (VRDB) in the amounts of $104.8 million as of December 31, 2001 and 2000. The VRDB are classified as current liabilities because the VRDB are due on demand by the bondholder. However, bonds submitted to DPL for purchase are remarketed by an agent on a best efforts basis. Management expects that bonds submitted for purchase will continue to be remarketed successfully due to the credit worthiness of DPL and the bonds' interest rates being set at market. DPL also may utilize one of the fixed rate/fixed term conversion options of the bonds. Also, DPL has a $105 million revolving credit facility that expires January 31, 2003 and provides liquidity for DPL's $104.8 million of Variable Rate Demand Bonds and general corporate purposes. Thus, management considers the VRDB to be a source of long-term financing. The $104.8 million balance of VRDB outstanding as of December 31, 2001, matures in 2017 ($26.0 million), 2024 ($33.33 million); 2028 ($15.5 million) and 2029 ($30.0 million). Average annual interest rates on the VRDB were 2.8% in 2001 and 4.3% in 2000.

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The year-end fair values of certain financial instruments are listed below. The fair values were based on quoted market prices of DPL's securities or securities with similar characteristics.

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in Thousands)			
Investments	$ 5,192	$ 5,192	$ 6,275	$ 6,275
Company obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely company debentures	$ 70,000	$ 70,840	$ 70,000	$ 70,000
Long-term debt	$ 569,701	$ 589,147	$ 913,024	$ 918,481
Energy derivative instruments included in:				
Accounts receivable	$ 3,247	$ 3,247	$ 14,374	$ 14,374
Other current liabilities	$ 9,810	$ 9,810	—	—

NOTE 16. LEASES

Lease Commitments

DPL leases an 11.9% interest in the Merrill Creek Reservoir. The lease is an operating lease and payments over the remaining lease term, which ends in 2032, are $135.3 million in aggregate. DPL also has long-term leases for certain other facilities and equipment. Minimum commitments as of December 31, 2001, under the Merrill Creek Reservoir lease and other lease agreements are as follows: 2002—$11.6 million; 2003—$13.7 million; 2004—$11.1 million; 2005—$11.6 million; 2006—$11.6 million; beyond 2006—$122.6 million; total—$182.2 million.

Rentals Charged To Operating Expenses

The amounts charged to operating expenses for rental payments under both capital and operating leases are shown in the table below. As discussed in Note 8 to the Consolidated Financial Statements, DPL sold its ownership interests in Peach Bottom and Salem and the related nuclear fuel on December 29, 2000. Prior to the sales, DPL leased its share of nuclear fuel at Peach Bottom and Salem. The decreases in the amounts shown below for interest and amortization of capital leases were primarily due to termination of DPL's nuclear fuel leases.

	2001	2000	1999
	(Dollars in Thousands)		
Interest on capital leases	$ 151	$ 1,406	$ 1,161
Amortization of capital leases	111	10,702	10,730
Operating leases	8,638	11,712	10,063
	$ 8,900	$ 23,820	$ 21,954

NOTE 17. PENSION AND OTHER POSTRETIREMENT BENEFITS

The employees of DPL and other Conectiv subsidiaries are provided pension benefits and other postretirement benefits under Conectiv benefit plans. The amounts shown below are for the benefit plans of Conectiv and include amounts for all covered employees of the Conectiv subsidiaries which elect to participate in the benefit plans.

Assumptions

	2001	2000	1999
Discount rates used to determine projected benefit obligation as of December 31	7.25 %	7.50 %	7.75 %
Expected long-term rates of return on assets	9.50 %	9.50 %	9.00 %
Rates of increase in compensation levels	4.50 %	4.50 %	4.50 %
Health-care cost trend rate on covered charges	10.00 %	8.00 %	6.50 %

The health-care cost trend rate, or the expected rate of increase in health-care costs, is assumed to gradually decrease to 5.0% by 2007. Increasing the health-care cost trend rates of future years by one percentage point would increase the accumulated postretirement benefit obligation by $10.3 million and would increase annual aggregate service and interest costs by $0.8 million. Decreasing the health-care cost trend rates of future years by one percentage point would decrease the accumulated postretirement benefit obligation by $10.3 million and would decrease annual aggregate service and interest costs by $0.9 million.

The following schedules reconcile the beginning and ending balances of the pension and other postretirement benefit obligations and related plan assets for Conectiv. Other postretirement benefits include medical benefits for retirees and their spouses and retiree life insurance.

Change in Conectiv's Benefit Obligation

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
	(Dollars in Thousands)			
Benefit obligation at beginning of year	$ 694,621	$ 673,095	$ 201,493	$ 194,031
Service cost	20,338	18,388	4,381	3,908
Interest cost	53,154	51,856	17,121	14,513
Plan participants' contributions	—	—	543	511
Plan amendments	3,775	4,359	—	—
Actuarial loss	38,102	12,689	57,346	5,500
Benefits paid	(55,023)	(66,438)	(17,047)	(16,970)
Other	—	672	—	—
Benefit obligation at end of year	$ 754,967	$ 694,621	$ 263,837	$ 201,493

Change in Conectiv's Plan Assets

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
	(Dollars in Thousands)			
Fair value of assets at beginning of year	$ 948,043	$ 1,017,844	$ 119,724	$ 120,072
Actual return on plan assets	(31,628)	(3,363)	(2,356)	166
Employer contributions	—	—	16,196	15,945
Plan participants' contributions	—	—	543	511
Benefits paid	(55,023)	(66,438)	(17,047)	(16,970)
Fair value of assets at end of year	$ 861,392	$ 948,043	$ 117,060	$ 119,724

Reconciliation of Funded Status of Conectiv's Plans

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
	(Dollars in Thousands)			
Funded status at end of year	$ 106,425	$ 253,422	$ (146,777)	$ (81,769)
Unrecognized net actuarial (gain) loss	(24,781)	(181,008)	22,438	(46,246)
Unrecognized prior service cost	17,727	7,794	99	149
Unrecognized net transition (asset) obligation	(7,480)	(10,245)	34,404	37,531
Net amount recognized at end of year	$ 91,891	$ 69,963	$ (89,836)	$ (90,335)
Portion applicable to DPL	$ 182,610	$ 163,992	$ 9,571	$ 10,343

Based on fair values as of December 31, 2001, the pension plan assets were comprised of publicly traded equity securities ($559.9 million or 65%) and fixed income obligations ($301.5 million or 35%). Based on fair values as of December 31, 2001, the other postretirement benefit plan assets included equity securities ($77.7 million or 66%) and fixed income obligations ($39.4 million or 34%).

Components of Conectiv's Net Periodic Benefit Cost

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
	(Dollars in Thousands)					
Service cost	$ 20,338	$ 18,388	$ 20,288	$ 4,381	$ 3,908	$ 5,282
Interest cost	53,154	51,856	51,442	17,121	14,513	13,839
Expected return on assets	(88,346)	(90,037)	(83,999)	(8,981)	(8,645)	(6,769)
Amortization of:						
Transition obligation (asset)	(2,764)	(2,764)	(2,764)	3,128	3,128	3,128
Prior service cost	1,189	694	406	49	49	49
Actuarial (gain)	(5,499)	(13,767)	(4,248)	—	(3,060)	(1,059)
Total net periodic benefit cost	$ (21,928)	$ (35,630)	$ (18,875)	$ 15,698	$ 9,893	$ 14,470
Portion of net periodic benefit cost applicable to DPL	$ (18,618)	$ (43,839)	$ (31,663)	$ 5,451	$ 5,567	$ 5,893
DPL portion of net periodic benefit cost included in results of operations	$ (18,618)	$ (43,839)	$ (31,663)	$ 5,451	$ 5,567	$ 5,893

Conectiv also maintains 401(k) savings plans for covered employees. Conectiv contributes Conectiv common stock to the plan, at varying levels up to $0.50 of common stock for each dollar of up to the first 6% of pay contributed by the employee. The amount expensed for DPL's share of the 401(k) savings plan was $1.0 million in 2001, $1.2 million in 2000, and $1.4 million in 1999.

NOTE 18. COMMITMENTS AND CONTINGENCIES

Commitments

DPL's expected capital expenditures are estimated to be approximately $76 million in 2002.

See Note 2 to the Consolidated Financial Statements for information concerning DPL's contract to purchase power from CESI and Note 16 to the Consolidated Financial Statements for information about commitments related to leases.

Environmental Matters

DPL is subject to regulation with respect to the environmental effect of its operations, including air and water quality control, solid and hazardous waste disposal, and limitation on land use by various federal, regional, state, and local authorities. Federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or uncontrolled hazardous waste sites. Costs may be incurred to clean up facilities found to be contaminated due to past disposal practices. DPL's liability for clean-up costs is affected by the activities of these governmental agencies and private land-owners, the nature of past disposal practices, the activities of others (including whether they are able to contribute to clean-up costs), and the scientific and other complexities involved in resolving clean up-related issues (including whether DPL or a corporate predecessor is responsible for conditions on a particular parcel).

DPL is currently a potentially responsible party at three federal superfund sites. At one of these sites, DPL has resolved its liability for clean up costs through a de minimis settlement with the government. At this site, DPL may be liable for a claim by the state or federal government for natural resource damages. DPL also is alleged to be a third-party contributor at three other federal superfund sites. In addition, DPL has two former coal gasification sites in Delaware and one former coal gasification site in Maryland, each of which is a state superfund site. Also, the Delaware Department of Natural Resources and Environmental Control (DNREC) notified DPL in 1998 that it is a potentially responsible party liable for clean-up of the Wilmington Public Works Yard as a former owner of the property. DPL's current liabilities include $14.5 million as of December 31, 2001 ($8.8 million as of December 31, 2000) for clean-up and other potential costs related to these sites. The accrued liability as of December 31, 2001 includes $11.0 million for remediation and other costs associated with environmental contamination that resulted from an oil release at the Indian River power plant (which was sold on June 22, 2001) and reflects the terms of a related consent agreement reached with the Delaware Department of Natural Resources and Environmental Control during 2001. DPL does not expect such future costs to have a material effect on DPL's financial position or results of operations.

Other

On November 26, 2001, the FERC published a notice establishing a generic refund effective date of January 26, 2002 relative to collections by all utilities pursuant to their market-based rates (MBR). DPL cannot determine with certainty whether the intent of FERC is to make all MBR collections subject to refund as of January 26, 2002. There has been no allegation that DPL has misused its MBR authority, and any possible refund liability would not affect 2001 revenues.

NOTE 19. BUSINESS SEGMENTS

Conectiv's organizational structure and management reporting information is aligned with Conectiv's business segments, irrespective of the subsidiary, or subsidiaries, through which a business is conducted. Businesses are managed based on lines of business, not legal entity. Business segment information is not produced, or reported, on a subsidiary by subsidiary basis. Thus, as a Conectiv subsidiary, no business segment information (as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information") is available for DPL on a stand-alone basis.

Changes in business activities subsequent to the restructuring of DPL's electric utility business in 1999 have resulted in electricity transmission and distribution representing a greater proportion of DPL's business. As discussed in Note 8 to the Consolidated Financial Statements, DPL completed the divestiture of its electric generating plants on June 22, 2001. After June 22, 2001, DPL supplied the load requirements of its default electric service customers entirely with purchased power.

NOTE 20. QUARTERLY FINANCIAL INFORMATION (unaudited)

The quarterly data presented below reflect all adjustments necessary in the opinion of management for a fair presentation of the interim results. Quarterly data normally vary seasonally because of temperature variations, differences between summer and winter rates and the scheduled downtime and maintenance of electric generating units.

	2001				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Dollars in Thousands)				
Operating Revenues	$ 368,922	$ 536,934	$ 350,123	$ 277,111	$ 1,533,090
Operating Income	81,605	266,305	17,162	29,926	394,998
Income Before Extraordinary Item	38,933	147,334	4,577	12,565	203,409
Extraordinary Item *	—	—	(2,790)	—	(2,790)
Net Income	38,933	147,334	1,787	12,565	200,619
Earnings Applicable to Common Stock	37,633	146,151	935	12,156	196,875

* For information concerning the extraordinary item recorded in the third quarter of 2001, see Note 6 to the Consolidated Financial Statements.

In the first quarter of 2001, operating income and income before extraordinary item increased by $16.3 million and $9.8 million, respectively due to DPL's termination of its membership in a mutual insurance company, as discussed in Note 9 to the Consolidated Financial Statements.

In the second quarter of 2001, a gain on the sale of electric generating plants increased operating income and income before extraordinary item by $221.2 million and $129.4 million, respectively, as discussed in Note 8 to the Consolidated Financial Statements.

	2000				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Dollars in Thousands)				
Operating Revenues	$ 705,949	$ 636,114	$ 386,553	$ 385,674	$ 2,114,290
Operating Income	94,611	60,376	71,142	74,593	300,722
Net Income	47,193	25,312	30,183	39,128	141,816
Earnings Applicable to Common Stock	46,004	24,062	28,932	37,873	136,871

As discussed in Note 8 to the Consolidated Financial Statements, in the fourth quarter of 2000, a gain on the sale of the ownership interests of DPL in nuclear electric generating plants increased operating income by $16.6 million and net income by $12.8 million. Fourth quarter 2000 operating revenues shown above have been increased by $16,612 from the previously reported amount due to reclassification of the pre-tax gain on the sale of DPL's interests in nuclear electric generating plants to operating revenues from operating expenses to conform with the presentation of the 2001 gain on sale of electric generating plants.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	1,964,852,127	1,559,675,609
4	Property Under Capital Leases	871,814	871,814
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	1,965,723,941	1,560,547,423
9	Leased to Others		
10	Held for Future Use	669,391	652,402
11	Construction Work in Progress	76,718,227	69,875,521
12	Acquisition Adjustments	50,046,281	50,046,281
13	Total Utility Plant (8 thru 12)	2,093,157,840	1,681,121,627
14	Accum Prov for Depr, Amort, & Depl	777,359,088	617,597,021
15	Net Utility Plant (13 less 14)	1,315,798,752	1,063,524,606
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	737,085,983	591,768,125
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	28,233,006	13,788,797
22	Total In Service (18 thru 21)	765,318,989	605,556,922
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj	12,040,099	12,040,099
33	Total Accum Prov (equals 14) (22,26,30,31,32)	777,359,088	617,597,021

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
292,278,593				112,897,925	3
					4
					5
					6
					7
292,278,593				112,897,925	8
					9
16,989					10
4,830,647				2,012,059	11
					12
297,126,229				114,909,984	13
99,164,705				60,597,362	14
197,961,524				54,312,622	15
					16
					17
97,016,339				48,301,519	18
					19
					20
2,148,366				12,295,843	21
99,164,705				60,597,362	22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
99,164,705				60,597,362	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents	3,027	
4	(303) Miscellaneous Intangible Plant	13,678,090	2,848,635
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	13,681,117	2,848,635
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	4,572,059	
9	(311) Structures and Improvements	84,772,740	
10	(312) Boiler Plant Equipment	342,013,077	1,049,335
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	119,009,796	
13	(315) Accessory Electric Equipment	32,122,998	
14	(316) Misc. Power Plant Equipment	29,213,358	
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	611,704,028	1,049,335
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements	294,127	
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	294,127	
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights	26,982	
35	(341) Structures and Improvements	87,683	
36	(342) Fuel Holders, Products, and Accessories	78,344	
37	(343) Prime Movers	1,094,782	
38	(344) Generators	3,579,418	
39	(345) Accessory Electric Equipment	49,410	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
					2
			3,027		3
144,145			16,382,580		4
144,145			16,385,607		5
					6
					7
4,572,059					8
84,217,579			555,161		9
343,062,412					10
					11
119,009,796					12
32,122,998					13
29,213,358					14
612,198,202			555,161		15
					16
					17
294,127					18
					19
					20
					21
					22
294,127					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
			26,982		34
87,683					35
78,344					36
1,094,782					37
3,579,418					38
49,410					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment	17,856	
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	4,934,475	
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	616,932,630	1,049,335
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	43,289,146	
45	(352) Structures and Improvements	10,439,582	1,953,891
46	(353) Station Equipment	186,751,889	25,525,909
47	(354) Towers and Fixtures	71,573,324	
48	(355) Poles and Fixtures	59,801,637	4,646,819
49	(356) Overhead Conductors and Devices	66,197,914	1,315,649
50	(357) Underground Conduit	59,332	
51	(358) Underground Conductors and Devices	6,273,680	
52	(359) Roads and Trails	753,117	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	445,139,621	33,442,268
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	9,921,640	243,003
56	(361) Structures and Improvements	13,388,724	219,100
57	(362) Station Equipment	130,662,387	1,906,082
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	93,172,534	1,296,632
60	(365) Overhead Conductors and Devices	112,645,204	1,430,734
61	(366) Underground Conduit	15,262,286	176,184
62	(367) Underground Conductors and Devices	176,480,612	4,516,136
63	(368) Line Transformers	179,090,078	10,763,734
64	(369) Services	118,535,254	4,215,567
65	(370) Meters	57,978,416	3,291,210
66	(371) Installations on Customer Premises	25,899,309	839,439
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	39,795,749	1,411,653
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	972,832,193	30,309,474
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	1,554,187	
72	(390) Structures and Improvements	20,854,692	361
73	(391) Office Furniture and Equipment	15,668,073	1,371,512
74	(392) Transportation Equipment	1,325,611	91,623
75	(393) Stores Equipment	952,795	
76	(394) Tools, Shop and Garage Equipment	10,050,755	316,798
77	(395) Laboratory Equipment	1,744,712	
78	(396) Power Operated Equipment	64,110	
79	(397) Communication Equipment	19,720,342	
80	(398) Miscellaneous Equipment	213,737	
81	SUBTOTAL (Enter Total of lines 71 thru 80)	72,149,014	1,780,294
82	(399) Other Tangible Property	59,580	
83	TOTAL General Plant (Enter Total of lines 81 and 82)	72,208,594	1,780,294
84	TOTAL (Accounts 101 and 106)	2,120,794,155	69,430,006
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	2,120,794,155	69,430,006

Name of Respondent	This Report Is:	Date of Report	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
17,856					40
4,907,493			26,982		41
617,399,822			582,143		42
					43
13,027		-197	43,275,922		44
393,973			11,999,500		45
6,648,764		8,193	205,637,227		46
			71,573,324		47
		-1	64,448,455		48
			67,513,563		49
			59,332		50
			6,273,680		51
			753,117		52
7,055,764		7,995	471,534,120		53
					54
4,378		14,722	10,174,987		55
903			13,606,921		56
19,882		189,606	132,738,193		57
					58
331,305		-8,495	94,129,366		59
389,519		-1	113,686,418		60
		-1	15,438,469		61
172,962		-86	180,823,700		62
1,356,535		-2,016	188,495,261		63
72,262		10,397	122,688,956		64
		-97,900	61,171,726		65
219,779			26,518,969		66
					67
161,904			41,045,498		68
2,729,429		106,226	1,000,518,464		69
					70
54,169		-14,721	1,485,297		71
1,189,102			19,665,951		72
251,088		372,114	17,160,611		73
1,276,819		16,096	156,511		74
			952,795		75
			10,367,553		76
			1,744,712		77
64,110					78
			19,720,342		79
			213,737		80
2,835,288		373,489	71,467,509		81
			59,580		82
2,835,288		373,489	71,527,089		83
630,164,448		487,710	1,560,547,423		84
					85
					86
					87
630,164,448		487,710	1,560,547,423		88

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	Engineering & Sup./Admin. & General Salaries, Payroll Tax, Pensions, Insurance and Benefits	10,606,555
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15	Note: AFUDC is charged directly to specific jobs, not prorated via a blanket work order, and	
16	therefore not included on this schedule.	
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	10,606,555

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

Engineering and Supervision(E&S) and Administration and General(A&G) Overheads
(1) Hourly standard rates are developed by cost center for employees with similar functions. These standard rates include salaries, benefits, lost time, and other costs required for the employee to perform required functions.
(2) As time is spent supporting construction generally but not a specific project, the hours are charged to an E&S or A&G pool using the standard rate.
(3) Each month the dollars accumulated in the pool are cleared and applied to all active projects with current month expenditures.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S		
2	Short-term Interest			s
3	Long-Term Debt	D 1,009,483,000	61.57	d 7.76
4	Preferred Stock	P 159,702,000	9.74	p 6.44
5	Common Equity	C 470,481,000	28.69	c 11.50
6	Total Capitalization	1,639,666,000	100.00 100%	
7	Average Construction Work in Progress Balance	W 73,900,907		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 4.78

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 3.93

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 4.63
   b. Rate for Other Funds - 3.94

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	917,013,697	917,013,697		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	58,175,794	58,175,794		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	58,175,794	58,175,794		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	382,647,188	382,647,188		
12	Cost of Removal	4,812,339	4,812,339		
13	Salvage (Credit)	3,769,740	3,769,740		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	383,689,787	383,689,787		
15	Other Debit or Cr. Items (Describe):	268,421	268,421		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	591,768,125	591,768,125		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	191,096,344	191,096,344		
24	Distribution	379,617,381	379,617,381		
25	General	21,054,400	21,054,400		
26	TOTAL (Enter Total of lines 18 thru 25)	591,768,125	591,768,125		

Name of Respondent	This Report is:	Date of Report	Year of Report
Delmarva Power & Light Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 219 Line No.: 15 Column: c

Reserve transfers, including transfers from Account 106.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	Delmarva Power Financing I	01/01/96		
2	- Common Stock			2,165,000
3	- Paid in Capital			
4	- Undistributed Earnings			
5				
6	SUBTOTAL			2,165,000
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 2,165,000		TOTAL	2,165,000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
		2,165,000		2
				3
				4
				5
		2,165,000		6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
		2,165,000		42

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)	10,199,346		
2	Fuel Stock Expenses Undistributed (Account 152)	89,663		
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance			
7	Production Plant (Estimated)	6,388,205	6,229,223	
8	Transmission Plant (Estimated)			
9	Distribution Plant (Estimated)	15,853,315	6,385,367	
10	Assigned to - Other			
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)	22,241,520	12,614,590	
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)	1,670,790	1,021,789	
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	34,201,319	13,636,379	

THIS PAGE LEFT INTENTIONALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions Lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year No. (b)	Current Year Amt. (c)	2002 No. (d)	2002 Amt. (e)
1	Balance-Beginning of Year	16,743.00	-1,818,130	56.00	-70,067
2					
3	Acquired During Year:				
4	Issued (Less Withheld Allow)	141.00			
5	Returned by EPA				
6					
7					
8	Purchases/Transfers:				
9					
10					
11					
12					
13					
14					
15	Total				
16					
17	Relinquished During Year:				
18	Charges to Account 509	-18,140.00	101,401		
19	Other:				
20					
21	Cost of Sales/Transfers:				
22	Sale to NRG	35,024.00	-1,919,531	56.00	-70,067
23					
24					
25					
26					
27					
28	Total	35,024.00	-1,919,531	56.00	-70,067
29	Balance-End of Year				
30					
31	Sales:				
32	Net Sales Proceeds(Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains				
35	Losses				
	Allowances Withheld (Acct 158.2)				
36	Balance-Beginning of Year				
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales	389.50			
40	Balance-End of Year	-389.50			
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)	389.50	68,170		
45	Gains	389.50	68,170		
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

Allowances (Accounts 158.1 and 158.2) (Continued)

6. Report on Lines 5 allowances returned by the EPA. Report on Line 39 the EPA's sales of the withheld allowances. Report on Lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of the withheld allowances.
7. Report on Lines 8-14 the names of vendors/transferors of allowances acquire and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).
8. Report on Lines 22 - 27 the name of purchasers/ transferees of allowances disposed of an identify associated companies.
9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.
10. Report on Lines 32-35 and 43-46 the net sales proceeds and gains or losses from allowance sales.

2003		2004		Future Years		Totals		Line
No. (f)	Amt. (g)	No. (h)	Amt. (i)	No. (j)	Amt. (k)	No. (l)	Amt. (m)	No.
28,680.00	-274,060	763,917.00	198,124			809,396.00	-1,964,133	1
								2
								3
						141.00		4
								5
								6
								7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
						-18,140.00	101,401	18
								19
								20
								21
28,680.00	-274,060	763,917.00	198,124			827,677.00	-2,065,534	22
								23
								24
								25
								26
								27
28,680.00	-274,060	763,917.00	198,124			827,677.00	-2,065,534	28
								29
								30
								31
								32
								33
								34
								35
				-628.50		-628.50		36
				778.00		778.00		37
								38
				389.50		779.00		39
				-240.00		-629.50		40
								41
								42
								43
				389.50	43,178	779.00	111,348	44
				389.50	43,178	779.00	111,348	45
								46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1					
2					
3					
4					
5	SFAS 109 Regulatory Asset				
6	Electric	4,761,094	254/282	10,503,449	98,952,899
7	Gas		254/282		4,134,676
8					
9	COPCO Acquistion Costs	1,649,534	407	3,981,095	20,251,161
10					
11	Demand Side Managment Programs	956,811	Various	1,976,222	1,379,497
12					
13	Deferred Fuel Costs	15,569,426	557/813	17,948,645	20,094,794
14					
15	Recoverable Stranded Costs				
16	Delaware		435407	10,231,867	7,673,901
17	Maryland		435	4,545,917	6,818,876
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	22,936,865		49,187,195	159,305,804

Schedule Page: 232 Line No.: 16 Column: a

Delaware Stranded Costs

Amortization period is over 3 years commencing 10/99.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Supplemental Life Insur Prog	3,109,197	40,771		2,280,600	869,368
2	Property Sales Expense	159,246	306,452		282,225	183,473
3	Suspense Accounts	844,618	61,055,997		61,148,276	752,339
4	Prepaid Pension Costs	163,991,640	18,618,184			182,609,824
5	Power Plant Assets Sales Exp	8,207,228	10,621,992		19,147,939	-318,719
6	Deferred Deregulation Costs	495,017				495,017
7	Prepaid OPEB	10,343,064	5,068,312		5,840,212	9,571,164
8	Miscellaneous	6,853,466	22,465,605		29,317,642	1,429
9	Misc. Work in Progress	-75,623	125,958		51,692	-1,357
10	SERP-Intangible Assets	-212,276	514,922		30,034	272,612
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress					
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	193,715,577				194,435,150

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [ ] An Original (2) [X] A Resubmission	05/10/2002	Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Electric Operations and Other	110,417,282	173,214,825
3	Electric FASB 109	-8,986,692	-12,072,947
4			
5			
6			
7	Other		
8	TOTAL Electric (Enter Total of lines 2 thru 7)	101,430,590	161,141,878
9	Gas		
10	Gas Operations and Other	-18,695,100	-22,940,347
11	Gas FASB 109	15,794,812	15,779,849
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15	-2,900,288	-7,160,498
17	Other (Specify)		
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	98,530,302	153,981,380

Notes

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock	1,000,000	2.25	
2				
3	Total Common	1,000,000		
4				
5	Preferred Stock (1)	1,800,000	100.00	
6	4.00% Series			105.00
7	3.70% Series			104.00
8	4.28% Series			104.00
9	4.56% Series			105.00
10	4.20% Series			103.00
11	5.00% Series			104.00
12	6.75% Series (2)			100.00
13	7.75% Cumulative Preferred Stock	3,000,000	25.00	25.00
14	Preferred Stock	10,000,000	1.00	
15				
16	Total Preferred	14,800,000		
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
1,000	2,250					1
						2
1,000	2,250					3
						4
						5
19,874	1,987,400					6
39,866	3,986,600					7
28,460	2,846,000					8
19,571	1,957,100					9
25,404	2,540,400					10
48,523	4,852,300					11
35,000	3,500,000					12
316,500	7,912,500					13
						14
						15
533,198	29,582,300					16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Schedule Page: 250 Line No.: 5 Column: a

(1) All Preferred Stock is Cummulative

Schedule Page: 250 Line No.: 12 Column: a

(2) Not redeemable until 2003

Schedule Page: 250 Line No.: 13 Column: a

(3) Not redeemable until 2002

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CAPITAL STOCK SUBSCRIBED, CAPITAL STOCK LIABILITY FOR CONVERSION PREMIUM ON CAPITAL AND INSTALLMENTS RECEIVED ON CAPITAL STOCK (Accounts 202 and 205, 203 and 206, 207, 212)

1. Show for each of the above accounts the amounts applying to each class and series of capital stock.
2. For Account 202, Common stock Subscribed, and Account 205, Preferred Stock Subscribed, show the subscription price and the balance due on each class at the end of year.
3. Describe in a footnote the agreement and transactions under which a conversion liability existed under Account 203, Common Stock Liability for Conversion, or Account 206, Preferred Stock Liability for Conversion, at the end of the year.
4. For Premium on Account 207, Capital Stock, designate with a double asterisk any amounts representing the excess of consideration received over stated values of stocks without par value.

Line No.	Name of Account and Description of Item (a)	Number of shares (b)	Amount (c)
1	Premium on Capital Stock - Account 207		
2	Common Stock	1,000	537,612,396
3			
4	Preferred Stock - Cumulative - Account 207		
5	4.00% Series	19,874	56,025
6	3.70% Series	39,866	60,596
7	4.28% Series	28,460	20,488
8	4.56% Series	19,571	33,466
9	4.20% Series	25,404	10,238
10	5.00% Series	48,523	10,627
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45			
46	TOTAL	182,698	537,803,836

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)				Amount (b)
1					
2					
3	CLASS/SERIES	BEG. BALANCE	(DR/CR)	DESCRIPTION	
4					
5	Account 210				
6					
7	Preferred	2,321,073	-330,631		1,990,452
8	Adjustable				
9	Rate				
10					
11	Common Stock	318	0		318
12	$2.25 Par				
13					
14	Subtotal				1,990,770
15					
16	Account 211				
17					
18	Subsidiary transfer				
19	to Conectiv	-316,281,368	0		-316,281,368
20	Subtotal				-316,281,368
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40	TOTAL				-314,290,598

THIS PAGE LEFT INTENTIONALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

DISCOUNT ON CAPITAL STOCK (Account 213)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance with respect to any class or series of stock, attach a statement giving particulars (details) of the change. State the reason for any charge-off during the year and specify the amount charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	NONE	
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21	TOTAL	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CAPITAL STOCK EXPENSE (Account 214)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance in respect to any class or series of stock, attach a statement giving particulars (details) of the change. State the reason for any charge-off of capital stock expense and specify the account charged.

Line No.	Class and Series of Stock (a)			Balance at End of Year (b)
1	CLASS/SERIES	BEG. BALANCE	CHANGE	
2	Common Stock	9,924,450	0	9,924,450
3				
4	Preferred Stock			
5	4.28% Series	12,681	0	12,681
6	4.56% Series	12,039	0	12,039
7	4.20% Series	11,607	0	11,607
8	5.00% Series	24,160	0	24,160
9	7.75% Series	81,160	0	81,160
10	6.75% Series	42,559	0	42,559
11	Adjustable Rate	330,621	-330,621	
12	Action Rate	793,077	-793,077	
13				
14	NOTE: See Note 12 of the Notes to Consolidated Financial Statements for details			
15	regarding the redemption of preferred stock			
16				
17				
18				
19				
20				
21				
22	TOTAL			10,108,656

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	1st Mortgage and Collateral Trust Bonds (Acct. 221)		
2	Variable Rate Demand Exempt Facilities Bonds - 1987	8,000,000	315,360
3	Variable Rate Demand Exempt Facilities Bonds - 1988	18,000,000	270,107
4	7.30% Gas Facilities Revenue Bonds (Series 1991 A)	20,000,000	593,907
5	7.15% Pollution Control Refund Rev. Bonds (Series 1991B)	34,500,000	941,584
6	7.15% Pollution Control Refund Rev. Bonds (Series 1991C)	4,500,000	131,075
7	7.15% Electric Facilities Refund Rev. Bonds (Series 1991D)	1,000,000	34,396
8	8 1/2 % Series	50,000,000	522,824
9	6.85% Exempt Facilities Revenue Bonds (Series 1992A)	15,000,000	432,243
10	6.75% Exempt Facilities Revenue Bonds (Series 1992B)	31,000,000	827,529
11	6.95% Series	30,000,000	251,830
12	8.15% Series	66,000,000	678,210
13	6.05% Exempt Gas Facilities Revenue Bonds (1993)	15,000,000	465,734
14	5.90% Pollution Control Bonds	18,200,000	530,788
15	6.40% Series	90,000,000	862,520
16	5.5% Pollution Control Refund Revenue Bonds (Series 2000C)	15,000,000	245,617
17	5.65% Pollution Control Refund Revenue Bonds (Series 2000D)	16,240,000	264,375
18	Variable Rate Demand Exempt Facilities Bonds - 1993	15,500,000	275,796
19	Variable Rate Demand Exempt Facilities Bonds - 1994	30,000,000	440,787
20	Variable Rate Demand Exempt Facilities Bonds - 1999	33,330,000	334,028
21	Variable Rate Demand Exempt Facilities Bonds - 2000A	11,150,000	576,741
22	Variable Rate Demand Exempt Facilities Bonds - 2000B	27,750,000	828,916
23	Variable Rate Demand Exempt Facilities Bonds - 2001A	20,000,000	668,432
24	Variable Rate Demand Exempt Facilities Bonds - 2001B	4,500,000	172,172
25	7.71% Series - 1995	100,000,000	1,114,968
26	6.95% Series - 1995	25,800,000	209,492
27			
28			
29			
30	SUBTOTAL	700,470,000	11,989,431
31	Pollution Control Notes (Acct. 224)		
32	4.90% Pollution Control Refunding Rev. Bonds - 2001C	34,500,000	1,031,460
33	TOTAL	1,010,635,000	17,322,060

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
100187	100117	100188	100117	8,000,000	217,520	2
100188	100117	071589	100117	18,000,000	489,420	3
070191		070191	070121		730,000	4
070191		070191	070118		1,233,375	5
070191		070191	060121		160,875	6
080291		080291	080111	1,000,000	71,500	7
020492	020122	020492	020122	27,500,000	3,453,125	8
050692	050122	050692	050122	15,000,000	1,027,500	9
050692	050119	050692	050119	31,000,000	2,092,500	10
100692	100102	100692	100102	30,000,000	2,085,000	11
100692	100115	100692	100115	32,000,000	4,305,917	12
060193	060132	060193	060132	15,000,000	907,500	13
060193	060121	060193	060121	18,200,000	1,073,800	14
070193	070103	070193	070103	85,000,000	5,626,667	15
070100	070125	070100	070125	15,000,000	412,500	16
070100	070128	070100	070128	16,240,000	458,780	17
101493	100128	101493	100128	15,500,000	424,545	18
101094	100129	101094	100129	30,000,000	815,700	19
070199	070124	070199	070124	33,330,000	940,047	20
070100	070130	070100	070130	11,150,000	342,528	21
070100	070130	070100	070130	27,750,000	868,853	22
051101	050131	051101	050131	20,000,000	305,200	23
051101	050131	051101	050131	4,500,000	66,990	24
060895	060125	060895	060125	100,000,000	7,710,000	25
060895	060108	060895	060108	19,814,400	1,447,256	26
						27
						28
						29
				573,984,400	37,267,098	30
						31
051101	050126	051101	050126	34,500,000	986,125	32
				822,649,400	65,292,513	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1			
2	Medium Term Notes	203,500,000	1,847,800
3			
4	Subtotal (Acct. 224)	238,000,000	2,879,260
5			
6	Advances from Associated Companies (Acct. 223)		
7	8.125% Junior Subordinated Debentures, Series I	72,165,000	2,453,369
8			
9	Subtotal (Acct. 223)	72,165,000	2,453,369
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	1,010,635,000	17,322,060

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. *Identify separate undisposed amounts applicable to issues which were redeemed in prior years.*
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
				142,000,000	21,175,884	2
						3
				176,500,000	22,162,009	4
						5
						6
103096	090136	103096	090136	72,165,000	5,863,406	7
						8
				72,165,000	5,863,406	9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				822,649,400	65,292,513	33

Schedule Page: 256 Line No.: 4 Column: e

1991-2021

Schedule Page: 256 Line No.: 5 Column: e

1991-2018

Schedule Page: 256 Line No.: 6 Column: e

1991-2021

Schedule Page: 256 Line No.: 7 Column: e

1991-2011

Schedule Page: 256 Line No.: 8 Column: c

8 1/2% Series 247,500 (D) 522,824

Schedule Page: 256 Line No.: 11 Column: c

6.95% Series 15,600 (D) 251,830

Schedule Page: 256 Line No.: 12 Column: c

8.15% Series 22,440 (D) 678,210

Schedule Page: 256.1 Line No.: 2 Column: a

See page 109 for commission authorization # and dates.

Schedule Page: 256.1 Line No.: 2 Column: c

Amount represents expense. In addition, medium term notes have discounts in the amount of $2,457,305

Schedule Page: 256.1 Line No.: 2 Column: d

Various

Schedule Page: 256.1 Line No.: 2 Column: e

Various

Schedule Page: 256.1 Line No.: 7 Column: a

The issuance was approved by the Delaware Public Service Commission in Docket No. 96-178, Order No. 4295, and by the Virginia State Corporation Commission in Case No. PUF960009.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	198,401,225
2		
3		
4	Taxable Income Not Reported on Books	
5	See Schedule; Page 450	235,766
6	COPCO Amortization	2,217,911
7		
8		
9	Deductions Recorded on Books Not Deducted for Return	
10	See Schedule; Page 450	418,629,242
11	Federal Income Taxes	109,954,376
12		
13		
14	Income Recorded on Books Not Included in Return	
15	See Schedule; Page 450	740,557
16		
17		
18		
19	Deductions on Return Not Charged Against Book Income	
20	See Schedule; Page 450	279,254,089
21		
22		
23		
24		
25		
26		
27	Federal Tax Net Income	449,443,874
28	Show Computation of Tax:	
29		
30	Federal Tax Rate	35
31		
32		157,305,356
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		

Schedule Page: 261 Line No.: 5 Column: b

TAXABLE INCOME NOT REPORTED ON BOOKS:
PAGE 261, LINE 5, COLUMN B

MERRILL CREEK RENT	235,766

	235,766
	=======

Schedule Page: 261 Line No.: 10 Column: b

DEDUCTIONS RECORDED ON BOOKS NOT DEDUCTED ON RETURN:
PAGE 261, LINE 10, COLUMN B

SPOUSAL TRAVEL	231
MEALS AND ENTERTAINMENT	22,355
CLUB DUES	39,854
DEMAND SIDE MANAGEMENT EXPENSES	69,675
COPCO CARRYING CHARGE	78,699
MISCELLANEOUS ADJUSTMENT	96,247
SERP	281,229
CLAIMS RESERVE	408,751
DEFERRED COMPENSATION	539,763
SAVINGS AND THRIFT GUARANTEE	742,889
MD DSM DEFERRED INTEREST	949,735
RESERVE FOR UNCOLLECTIBLE ACCOUNTS	985,031
MARK TO MARKET SECTION 475 ADJUSTMENT	1,158,628
DEFERRED FUEL	3,696,763
CIAC	4,605,936
OPEB EXPENSES	5,451,468
STRANDED COST RECOVERY	14,777,786
TAX GAIN ON SALE OF FOSSILS	384,724,202

	418,629,242
	===========

Schedule Page: 261 Line No.: 15 Column: b

INCOME RECORDED ON BOOKS NOT INCLUDED IN RETURN:
PAGE 261, LINE 15, COLUMN B

AFUDC EQUITY	740,557

	740,557
	=======

Schedule Page: 261 Line No.: 20 Column: b

DEDUCTIONS ON RETURN NOT CHARGED AGAINST BOOK INCOME:
PAGE 261, LINE 20, COLUMN B

REG DEPRECIATION ADDBACK	(44,679,826)
AFUDC DEBT/EQUITY DEPRECIATION	(43,315,121)
SALEM REPAIR (NET) 283	(11,818,991)
NUCLEAR FUEL - ADDBACK	(10,108,933)
CAP O/H OPEB ADDBACK	(3,968,683)
REPAIR ALLOWANCE ADDBACK	(3,157,740)
CAP INT ADDBACK 190	(2,559,481)
LEASED VEHICLE AMORT ADDBACK	(2,513,949)
MIPRS 283	(2,169,561)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

SOFTWARE AMORIZATION ADDBACK	(2,034,649)
COPCO ACQUISITION	(1,209,083)
COPCO DEFERRED FUEL & DEFERRED REVENUE 283	(718,038)
PEACH BOTTOM HARDWARE 283	(414,409)
COPCO EXPANSION COST	(42,253)
CNG FACILITIES - ADDBACK	(41,208)
ECS AMORT ADDBACK	143,510
CIAC DEDUCT 190	176,432
CBD DEPRECIATION DEDUCT 283	302,901
POLLUTION CONTROL	596,105
REPAIR ALLOWANACE DEDUCTION	1,267,056
AFUDC DEBT - ADDBACK	1,609,439
COPCO DEFERRED FUEL & DEFERRED REVENUE 283	1,688,518
COPCO ACQUISITION	3,223,922
POLLUTION CONTROL AMORT ADDBACK	4,030,029
REMOVAL COST	4,146,161
SOFTWARE AMORT DEDUCT	6,229,284
NUCLEAR FUEL DEDUCT	6,558,441
CAP INT DEDUCT 190	13,434,016
REG PROP DEPRECIATION DEDUCT	81,446,499
PURCHASED CAPACITY	50,340
DEPRECIATION	74,092
HEALTH CLAIMS RESERVE	99,638
ENVIRONMENTAL EXPENSE	728,787
DEFERRED COMPENSATION - DIRECTORS	887,815
DEFERRED FUEL INTEREST EXPENSE	1,317,543
MERRILL CREEK EXCESS CAPACITY	3,198,471
BELOW MARKET SALES CONTRACTS	3,822,981
STATE DEFERRED TAX	9,759,953
REACQUIRED DEBT	11,631,795
ABOVE MARKET ENERGY SUPPLY CONTRACTS	11,740,084
PENSION CREDIT	18,618,182
BOOK GIAN ON SALE OF FOSSILS	221,224,020

	279,254,089
	===========

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [ ] An Original (2) [X] A Resubmission	05/10/2002	Dec. 31, 2001

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR		Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
		Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)			
1	Federal Income Taxes	6,318,797		151,578,769	88,214,957	
2	Other Income Taxes	52,517				
3	Delaware Income Taxes		4,044,609	28,574,792	21,238,992	
4	Other Delaware Taxes	49,412,445	-62,819,606	16,235,551	16,342,968	
5	Maryland Income Taxes		1,206,400	6,505,428	121,947	
6	Other Maryland Taxes	24,894,095		14,206,006	12,443,005	
7	Payroll Taxes Payable		155,484		-1,941	
8	Virginia Income Taxes			841,546	75,000	
9	Other Virginia Taxes	1,386,462		418,000	285,952	
10	Pennsylvania Income Taxes		831,449	2,749,202	1,320,000	
11	Other Pennsylvania Taxes	4,750,784		475,358	1,360,800	
12	New Jersey Income Taxes		745,871	1,059,789		
13	Other New Jersey Taxes	734,293				
14	Other Ohio Taxes	505		3,000		
15	West Virginia Income Taxes		1,538			
16	Other West Virginia Taxes	503		2,000	5,857	
17	New York Income Taxes	9,072				
18	Other New York Taxes	276,508		140,000		
19	Local Delaware Taxes	-62,819,606	55,137,092	1,063,500	921,138	
20	Local Maryland Taxes		17,092,548	1,362,864	953,796	
21	Local New Jersey Taxes		1,001,845		497,402	
22	Local Pennsylvania Taxes		2,408,481			
23	Local Virginia Taxes		1,298,329			
24	Other D.C. Taxes		949		3,468	
25						
26						
27	Taxes Paid During the Year					
28	and Charged Direct to					
29	Final Accounts:					
30	Other Taxes - Operations			111,245	111,245	
31	Gross Receipts Tax			1,973,080	1,973,080	
32	Sales and Use Tax			14,167	14,167	
33						
34						
35						
36	FICA/Medicare			4,598,577	4,598,577	
37	Federal Unemployment			58,224	58,224	
38	State Unemployment			189,615	189,615	
39						
40						
41	TOTAL	25,016,375	21,104,989	232,160,713	150,728,249	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [ ] An Original (2) [X] A Resubmission	05/10/2002	Dec. 31, 2001

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				Line No.
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	
69,682,609		140,553,927			11,024,842	1
52,517						2
3,291,191		25,648,488			2,926,304	3
112,124,634	-105,979,480	6,974,554			9,260,997	4
5,177,081		6,505,428				5
26,657,096		14,206,006				6
	153,543					7
766,546		841,546				8
1,518,510		418,000				9
597,753		2,749,202				10
3,865,342		475,358				11
313,918		1,059,789				12
734,293						13
3,505					3,000	14
	1,538					15
	3,354				2,000	16
9,072						17
416,500					140,000	18
-105,979,480	117,814,336	1,063,500				19
	16,683,480	1,362,864				20
	1,499,247					21
	2,408,481					22
	1,298,329					23
	4,417					24
						25
						26
						27
						28
						29
		111,245				30
		1,973,080				31
		14,167				32
						33
						34
						35
		4,598,577				36
		58,224				37
		189,615				38
						39
						40
119,231,087	33,887,245	208,803,570			23,357,143	41

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year		Allocations to Current Year's Income		Adjustments (g)
			Account No. (c)	Amount (d)	Account No. (e)	Amount (f)	
1	Electric Utility						
2	3%						
3	4%	69,191			411	10,977	
4	7%	937,934			411	81,907	
5	10%	18,021,715			411	5,740,830	
6							
7							
8	TOTAL	19,028,840				5,833,714	
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11	10%	1,476,501			411	167,497	
12							
13	TOTAL	1,476,501				167,497	
14	Account 255	20,505,341				6,001,211	
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
58,214			3
856,027			4
12,280,885			5
			6
			7
13,195,126			8
			9
			10
1,309,004			11
			12
1,309,004			13
14,504,130			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [ ] An Original (2) [X] A Resubmission	Date of Report (Mo, Da, Yr) 05/10/2002	Year of Report Dec. 31, 2001

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	227,816,920	46,635,818	1,762,698
3	Gas	-25,424,481	127,499	3,306,979
4	Non Operations	5,348,799	2,221,531	84,940
5	TOTAL (Enter Total of lines 2 thru 4)	207,741,238	48,984,848	5,154,617
6	FASB 109	98,358,269	6,528,301	7,234,920
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	306,099,507	55,513,149	12,389,537
10	Classification of TOTAL			
11	Federal Income Tax	243,219,983	46,123,405	11,774,447
12	State Income Tax	62,879,524	9,389,744	615,090
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [ ] An Original (2) [X] A Resubmission	05/10/2002	Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits			
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
							1
						272,690,040	2
						-28,603,961	3
						7,485,390	4
						251,571,469	5
						97,651,650	6
							7
							8
						349,223,119	9
							10
						277,568,941	11
						71,654,178	12
							13

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [ ] An Original (2) [X] A Resubmission	05/10/2002	Dec. 31, 2001

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Electric Operations	136,464,111	4,738,349	43,569,446
4	Electric Non Operations	-253,898	225,388	2,074,518
5				
6				
7				
8				
9	TOTAL Electric (Total of lines 3 thru 8)	136,210,213	4,963,737	45,643,964
10	Gas			
11	Gas Operations	13,815,637	3,087,107	335,159
12	Gas Non Operations	-23,312		
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)	13,792,325	3,087,107	335,159
18	SFAS 109	-14,886,559		178,136
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	135,115,979	8,050,844	46,157,259
20	Classification of TOTAL			
21	Federal Income Tax	106,114,482	6,432,758	37,014,255
22	State Income Tax	29,001,497	1,618,086	9,143,004
23	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [ ] An Original (2) [X] A Resubmission	05/10/2002	Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
							1
							2
						97,633,014	3
						-2,103,028	4
							5
							6
							7
							8
						95,529,986	9
							10
						16,567,585	11
						-23,312	12
							13
							14
							15
							16
						16,544,273	17
						-15,064,695	18
						97,009,564	19
							20
						75,532,985	21
						21,476,579	22
							23

NOTES (Continued)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS Account Credited (b)	DEBITS Amount (c)	Credits (d)	Balance at End of Year (e)
1	EPA Emission Allowance Auction				
2	Receipts by Plant		1,021,846	485,020	
3					
4	EPA Emission Allowance Auction				
5	Receipts, Joint-Owned Units	254111-112	144,446	17,169	
6					
7	SFAS 109 Regulatory Liability				
8	Electric	254900	999,888	293,414	36,476,502
9	Gas	254910		14,864	909,250
10	Gas Derivatives FAS 133	254400	23,155,475	16,591,321	-6,564,153
11	OPEB Liability	254202			
12					
13	Environmental Site Liability	254201	1,589,118	7,274,733	14,530,180
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		26,910,773	24,676,521	45,351,779

THIS PAGE LEFT INTENTIONALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	395,266,167	392,616,571
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)	335,871,850	312,518,849
5	Large (or Ind.) (See Instr. 4)	151,785,328	125,704,026
6	(444) Public Street and Highway Lighting	8,614,088	6,682,877
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales	27,972	73,431
10	TOTAL Sales to Ultimate Consumers	891,565,405	837,595,754
11	(447) Sales for Resale	193,784,390	242,361,273
12	TOTAL Sales of Electricity	1,085,349,795	1,079,957,027
13	(Less) (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Prov. for Refunds	1,085,349,795	1,079,957,027
15	Other Operating Revenues		
16	(450) Forfeited Discounts	4,331,608	-19,394
17	(451) Miscellaneous Service Revenues	270,955	100,145
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property	4,761,262	4,262,544
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues	25,316,306	23,459,982
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	34,680,131	27,803,277
27	TOTAL Electric Operating Revenues	1,120,029,926	1,107,760,304

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
				1
4,690,527	4,494,712	420,007	412,394	2
				3
4,789,622	4,924,247	55,090	57,193	4
3,802,647	3,671,398	637	671	5
55,378	44,341	638	657	6
				7
				8
931	2,448	1	1	9
13,339,105	13,137,146	476,373	470,916	10
3,381,875	6,092,532	9	12	11
16,720,980	19,229,678	476,382	470,928	12
				13
16,720,980	19,229,678	476,382	470,928	14

Line 12, column (b) includes $ -7,899,085 of unbilled revenues.

Line 12, column (d) includes -99,625 MWH relating to unbilled revenues

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 300 Line No.: 10 Column: b

< Page 300 Line 10 Column b >

ELECTRIC OPERATING REVENUES (ACCOUNT 400)
UNMETERED SALES* INCLUDED ON PAGES 300-301

Account	OPERATING REVENUES Amount for Year	Inc (Dec) from Last Year
440 Residential Sales	890,683	37,437
442 Commercial/Industrial		
Small	2,029,296	189,736
Large	69,903	(4,226)
444 Public Street & Highway Lighting	8,712,423	2,014,204
Total Unmetered Sales	11,702,305	2,237,151

Account	KILOWATT-HOURS Amount for Year	Inc (Dec) from Last Year
440 Residential Sales	6,524,584	74,540
442 Commercial/Industrial		
Small	14,368,221	406,677
Large	634,307	(69,260)
444 Public Street & Hightway Lighting	55,850,500	11,605,553
Total Unmetered Sales	77,377,612	12,017,510

Account	AVERAGE # OF CUSTOMERS Number for Year	Inc (Dec) from Last Year
440 Residential Sales	7,164	(47)
442 Commercial/Industrial		
Small	4,025	82
Large	100	2
444 Public Street & Highway Lighting	638	(19)
Total Unmetered Sales	11,927	18

*All lighting sales.

Page 300-301 Footnote.1

Name of Respondent	This Report is:	Date of Report	Year of Report
Delmarva Power & Light Company	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 300 Line No.: 11 Column: c

Prior year dollars were reduced by $239,002,944 to conform to current year reporting. Relcass due to PJM sales being netted with purchases.

Schedule Page: 300 Line No.: 11 Column: e

Prior year sales were reduced by 1,333,021 mwh to conform to current year reporting. Reclass due to PJM sales being netted with purchases.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant			2,853,416	2,853,416
2	Steam Product Plant	11,876,076		4,917	11,880,993
3	Nuclear Production Plant				
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant	57,257			57,257
7	Transmission Plant	10,716,559		10,425	10,726,984
8	Distribution Plant	31,659,480			31,659,480
9	General Plant	3,866,422			3,866,422
10	Common Plant-Electric	5,886,322		1,673,237	7,559,559
11	TOTAL	64,062,116		4,541,995	68,604,111

B. Basis for Amortization Charges

The amortization of the Electric Intangible Plant Computer Software System is computed monthly at an annual rate of 20%. The basis for the computation is $16,382,579 as of 12/31/01, which reflects an increase of $2,704,490 from the preceeding year report.

The amortization of Electric Transmission Limited Term Rights of Way is computed monthly at an annual rate of 4%. The basis for the computation is $6,695,983 as of 12/31/01. (Note that this basis was previously reflected on a net basis.)

The amortization of Common Intangible Plant Computer Software Systems (excluding the SAP System) is computed monthly at an annual rate of 20%. The basis for the computation is$3,566,997.The amortization ofthe SAP System is computed monthly at an annual rate of 10%.The basis for the computation is $17,457,635.

The amortization of Steam and nuclear Production Plant related to Merrill Creek Leasehold improvements is computed monthly at an annual rate of 2.42%.The basis for the computation is $555,161 which reflects a decrease of $294,127 from the preceeding year report.

THIS PAGE LEFT INTENTIALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	311			-10.00	2.75		40.00
13	312			-10.00	4.01		27.00
14	314			-10.00	4.38		25.00
15	315			-10.00	3.65		30.00
16	316			-10.00	4.43		25.00
17	Steam Production						
18	340.2				4.00		25.00
19	341				3.45		29.00
20	342				3.12		32.00
21	343				3.79		26.00
22	344				1.82		55.00
23	345				3.69		27.00
24	346				3.28		30.00
25	Other Production						
26	350.2	30,776	65.00		1.54	R3	
27	352	11,999	55.00	-10.00	2.00	S5	
28	353	205,637	50.00	-5.00	2.10	R2	
29	354	71,573	55.00	-25.00	2.27	R3	
30	355	64,448	38.00	-40.00	3.68	S-0.5	
31	356	67,514	50.00	-30.00	2.60	S1	
32	357	59	40.00		2.50	R4	
33	358	6,274	40.00		2.50	R3	
34	359	753	50.00		2.00	R3	
35	Transmission	459,033					
36	360.2	5,789	51.00		1.96	R1	
37	361	13,607	55.00		1.82	R3	
38	362	132,738	47.00	-10.00	2.34	L-0.5	
39	364	93,645	41.00	-55.00	3.78	R1	
40	365	113,251	44.00	-40.00	3.18	RI	
41	366	15,438	60.00	-55.00	2.58	R4	
42	367	180,824	45.00	-25.00	2.78	L-0.5	
43	368	188,495	32.00		3.13	S0	
44	369.1	16,805	45.00	-50.00	3.33	L0	
45	369.2	105,884	34.00	-30.00	3.82	L3	
46	370	61,172	35.00	-10.00	3.14	L2	
47	371.2	12,889	20.00	-10.00	5.50	SC	
48	371.3	13,630	15.00		6.67	R3	
49	373	41,045	23.00	-15.00	5.00	L1	
50	Distribution	995,212					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	390.3	19,666	35.00	-15.00	3.29	L-1.5	
13	391.1	1,782	19.00	5.00	5.00	L2	
14	391.2	4,321	19.00	5.00	5.00	L2	
15	391.3	10,799	5.00		20.00	R3	
16	391.4	259	5.00		20.00	R3	
17	393.1	270	40.00		2.50	R4	
18	393.2	683	40.00		2.50	R4	
19	394.1	3,834	36.00		2.78	L1	
20	394.2	6,534	36.00		2.78	L1	
21	395.1	671	36.00		2.78	S1	
22	395.2	1,074	36.00		2.78	S1	
23	397.1	14,400	20.00	5.00	4.75	L2	
24	397.2	5,320	20.00	5.00	4.75	L2	
25	398.2	214	30.00		3.33	L-0.5	
26	399	60			2.84		
27	General	69,887					
28	390.3	35,870	35.00	-15.00	3.29	L-1.5	
29	391.1	2,210	19.00	5.00	5.00	L2	
30	391.2	15,163	19.00	5.00	5.00	L2	
31	391.3	13,455	5.00		20.00	R3	
32	391.4	2,551	5.00		20.00	R3	
33	393.1	117	40.00		2.50	R4	
34	393.2	116	40.00		2.50	R4	
35	394.1	1,376	36.00		2.78	L1	
36	394.2	566	36.00		2.78	L1	
37	397.1	4,438	20.00	5.00	4.75	L2	
38	397.2	13,468	20.00	5.00	4.75	L2	
39	398.2	162	30.00		3.33	L-0.5	
40	Common	89,492					
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 336 Line No.: 12 Column: b

< Page 337.2 Column b >

Depreciable Plant Base (Column b 0 is obtained by deducting the value of non-depreciable assets from Electric Plant Balances on an annual basis as of the end of the year.

Schedule Page: 336 Line No.: 18 Column: a

340.2 Other Production Land Rights

Schedule Page: 336 Line No.: 26 Column: a

350.2 Trassmission Land Rights

Schedule Page: 336 Line No.: 36 Column: a

360.2 Distribution land Rights

Schedule Page: 336 Line No.: 44 Column: a

369.1 Overhead Services

Schedule Page: 336 Line No.: 45 Column: a

369.2 Underground Services

Schedule Page: 336 Line No.: 47 Column: a

371.2 private Area Lighting

Schedule Page: 336 Line No.: 48 Column: a

371.3 Remote Meter Devices

Schedule Page: 336.1 Line No.: 12 Column: a

390.3 Structures and Improvements - Other

Schedule Page: 336.1 Line No.: 13 Column: a

390.1 Strucrures and Improvements

Schedule Page: 336.1 Line No.: 14 Column: a

391.2 Office Furniture and Equipment Under $5,000

Schedule Page: 336.1 Line No.: 15 Column: a

391.3 Computer Equipment $5,000 and over.

Schedule Page: 336.1 Line No.: 16 Column: a

391.4 Computer Equipment over $5,000

Schedule Page: 336.1 Line No.: 17 Column: a

393.1 Stores Equipment $ 5,000 and over

Schedule Page: 336.1 Line No.: 18 Column: a

393.2 Stores Equipment Under $5,000

Schedule Page: 336.1 Line No.: 19 Column: a

394.1 Tools, Shop, & garage Equipment $5,000 and Over

Schedule Page: 336.1 Line No.: 20 Column: a

394.2 Tools, Shop, 7 Garage Equipment Under $5,000

Schedule Page: 336.1 Line No.: 21 Column: a

395.1 Lab Equipment $5,000 and Over

Schedule Page: 336.1 Line No.: 22 Column: a

395.2 Lab Equipment Under $5,000

Schedule Page: 336.1 Line No.: 23 Column: a

397.1 Communications Equipment $5,000 and Over

Schedule Page: 336.1 Line No.: 24 Column: a

397.2 Communications Equipment Under $5,000

Schedule Page: 336.1 Line No.: 25 Column: a

398.1 Miscellaneous Equipment $5,000 and over

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [ ] An Original (2) [X] A Resubmission	05/10/2002	Dec. 31, 2001

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Donations (426.1)	53,139
2	Total 426.1	53,139
3		
4	Penalties (426.3)	-19,581
5	Total 426.3	-19,581
6		
7	Civic, Political & Related Activities (426.4)	10,707
8	Total 426.4	10,707
9		
10	Other Deductions (426.5)	120,047
11	Total 426.5	120,047
12		
13	Interest on Debt to Associated Companies (430)	5,863,406
14	Total 430	5,863,406
15		
16	Other Interest Expense (431)	
17	Customer Deposits	642,746
18	Deferred Fuel Interest	-1,322,675
19	Deferred Recoverable Carrying Charge -	-1,368,324
20	Other	247,933
21	Total 431	-1,800,320
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	DE COST ACCOUNTING MANUAL		1,606	1,606	
2	DE FUEL COST DOCKETS		20,097	20,097	
3	DE ELECTRIC RESTRUCTURING CASES	58,346		58,346	
4	DE OUTAGE INVESTIGATION	9,833	1,222	11,055	
5	DE ELECTRIC MERGER		37,395	37,395	
6	DE CUSTOMER CARE RESTORATION				
7	DE RC SYSTEMS DEVELOPMENT & TESTING				
8	DE RATE X FILING				
9	DE DOT/STATE TRANSPORTATION		515	515	
10	DE RATE CASE	180		180	
11	DE RELIABILITY	18,643	155,480	174,123	
12					
13	MD FUEL FILINGS		2,401	2,401	
14	MD COST ACCOUNTING MANUAL		63,031	63,031	
15	MD RESTRUCTURING				
16	MD OUTAGE INVESTIGATION		282	282	
17	MD RC SYSTEMS DEVELOPMENT & TESTING				
18	MD PROMOTIONAL PRACTICES		18,276	18,276	
19	MD RATE X FILING		4,084	4,084	
20	MD ELECTRIC RATE CASE				
21	MD DOT/STATE TRANSPORTATION				
22					
23	VA COST ACCOUNTING MANUAL		185	185	
24	VA ELECTRIC RESTRUCTURING				
25	VA ELECTRIC RATE CASE				
26	VA AIF		866	866	
27	VA RATE X FILING		7,158	7,158	
28					
29	FERC TRANSMISSION FILING		78,099	78,099	
30	EASTON MEDIATION		26,509	26,509	
31					
32	MISCELLANEOUS ELECTRIC	112,245	260,671	372,916	
33					
34	ACCOUNT MISCLASSIFICATION - ELECTRIC		22,114	22,114	
35					
36					
37	REGULATORY ASSESSMENT	2,060,441		2,060,441	
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	2,259,688	699,991	2,959,679	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
Electric	928	1,606					1
Electric	928	20,097					2
Electric	928	58,346					3
Electric	928	11,055					4
Electric	928	37,395					5
Electric	928						6
Electric	928						7
Electric	928						8
Electric	928	515					9
Electric	928	180					10
Electric	928	174,123					11
							12
Electric	928	2,401					13
Electric	928	63,031					14
Electric	928						15
Electric	928	282					16
Electric	928						17
Electric	928	18,276					18
Electric	928	4,084					19
Electric	928						20
Electric	928						21
							22
Electric	928	185					23
Electric	928						24
Electric	928						25
Electric	928	866					26
Electric	928	7,158					27
							28
Electric	928	78,099					29
Electric	928	26,509					30
							31
Electric	928	372,916					32
							33
Electric	928	22,114					34
							35
							36
		2,060,441					37
							38
							39
							40
							41
							42
							43
							44
							45
		2,959,679					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

COMMON UTILITY PLANT AND EXPENSES

1. Describe the property carried in the utility's accounts as common utility plant and show the book cost of such plant at end of year classified by accounts as provided by Plant Instruction 13, Common Utility Plant, of the Uniform System of Accounts. Also show the allocation of such plant costs to the respective departments using the common utility plant and explain the basis of allocation used, giving the allocation factors.
2. Furnish the accumulated provisions for depreciation and amortization at end of year, showing the amounts and classifications of such accumulated provisions, and amounts allocated to utility departments using the Common utility plant to which such accumulated provisions relate, including explanation of basis of allocation and factors used.
3. Give for the year the expenses of operation, maintenance, rents, depreciation, and amortization for common utility plant classified by accounts as provided by the Uniform System of Accounts. Show the allocation of such expenses to the departments using the common utility plant to which such expenses are related. Explain the basis of allocation used and give the factors of allocation.
4. Give date of approval by the Commission for use of the common utility plant classification and reference to order of the Commission or other authorization.

Acct.	Description	Balance Begining Of Year	Additions	Retirements	Transfers	Balance End Of Year
301	Organization	736,500				736,500
303	Intangibles	21,024,631				21,024,631
389	Land & Land Rights	2,200,869		555,543		1,645,326
390	Structures & Improvements	49,108,086	4,207	13,053,184	(189,606)	35,869,503
391	Office Furniture & Equip	34,366,253	868,937	1,589,322	(267,214)	33,378,654
393	Stores Equipment	233,206				233,206
394	Tools, Shop & Garage Equip	1,941,787				1,941,787
397	Communication Equip	17,905,808				17,905,808
398	Miscellaneous Equip	162,509				162,509
Total		127,679,649	873,144	15,198,049	(456,820)	112,897,924

Common Utility Plant Continued

Acct.		Electric	Gas
301	Organization	684,945	51,555
303	Intangibles	19,552,907	1,471,724
389	Land & Land Rights	1,530,153	115,173
390	Structures & Improvements	33,358,638	2,510,865
391	Office Furniture & Equip	31,042,148	2,336,506
393	Stores Equipment	216,882	16,324
394	Tools, Shop & Garage Equip	1,805,862	135,925
397	Communication Equipment	16,652,401	1,253,407
398	Miscellaneous Equipment	151,133	11,376
Total		104,995,069	7,902,855

ACCUMULATED PROVISION FOR DEPRECIATION OF COMMON UTILITY PLANT

Total Common	Electric	Gas

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

COMMON UTILITY PLANT AND EXPENSES

1. Describe the property carried in the utility's accounts as common utility plant and show the book cost of such plant at end of year classified by accounts as provided by Plant Instruction 13, Common Utility Plant, of the Uniform System of Accounts. Also show the allocation of such plant costs to the respective departments using the common utility plant and explain the basis of allocation used, giving the allocation factors.
2. Furnish the accumulated provisions for depreciation and amortization at end of year, showing the amounts and classifications of such accumulated provisions, and amounts allocated to utility departments using the Common utility plant to which such accumulated provisions relate, including explanation of basis of allocation and factors used.
3. Give for the year the expenses of operation, maintenance, rents, depreciation, and amortization for common utility plant classified by accounts as provided by the Uniform System of Accounts. Show the allocation of such expenses to the departments using the common utility plant to which such expenses are related. Explain the basis of allocation used and give the factors of allocation.
4. Give date of approval by the Commission for use of the common utility plant classification and reference to order of the Commission or other authorization.

Balance At Beginning of year	51,257,907	46,172,063	5,085,844
Depreciation provision For the Year Charged to:			
403 Depreciation Expense Electric & Gas	6,329,378	5,886,322	443,056
Net charges For Plant Retired:			
Book Charges For Plant Retired	9,069,120	8,434,282	634,838
Cost of removal, Net of Salvage	0	0	0
Other Debit or Credit Items			
Describe: (Transfers)	(216,647)	(201,482)	(15,165)
Balance at End of Year	48,301,518	43,422,621	4,878,897

Accumulated Provision for Depreciation of Common Utility Plant is not allocated to Gas or Electric Departments of the respondant. The practice of the respondant is to segregate Common Utility Plant as a separate group of accounts on the books; however, for reporting purposes, Accumulated Provision for Depreciation of Common utility Plant is allocated to utility departments on the basis of the ratio that Electric and Gas property bears to the total property and plant. Allocation factors: 93% Electric, 7% Gas.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)	Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY		21	DISPOSITION OF ENERGY	
2	Generation (Excluding Station Use):		22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	13,339,105
3	Steam	1,706,042			
4	Nuclear		23	Requirements Sales for Resale (See instruction 4, page 311.)	123,011
5	Hydro-Conventional				
6	Hydro-Pumped Storage		24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	3,258,864
7	Other	1,071			
8	Less Energy for Pumping		25	Energy Furnished Without Charge	
9	Net Generation (Enter Total of lines 3 through 8)	1,707,113	26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	931
10	Purchases	8,905,326	27	Total Energy Losses	790,099
11	Power Exchanges:		28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	17,512,010
12	Received	6,045,956			
13	Delivered	265,364			
14	Net Exchanges (Line 12 minus line 13)	5,780,592			
15	Transmission For Other (Wheeling)				
16	Received	1,118,979			
17	Delivered				
18	Net Transmission for Other (Line 16 minus line 17)	1,118,979			
19	Transmission By Others Losses				
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	17,512,010			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January	1,906,615	556,692	2,900	3	0800
30	February	1,553,673	438,910	2,898	22	1900
31	March	1,625,000	441,784	2,758	6	0800
32	April	1,465,105	435,801	2,391	3	0800
33	May	1,575,517	550,533	2,499	4	1700
34	June	1,800,325	580,844	3,388	29	1600
35	July	1,416,637	103,762	3,393	25	1700
36	August	1,527,674	94,308	3,610	9	1500
37	September	1,156,236	37,787	2,954	10	1600
38	October	1,119,507	71,614	2,295	24	2000
39	November	1,054,128	36,559	2,316	5	1900
40	December	1,311,593	33,282	2,605	31	1800
41	TOTAL	17,512,010	3,381,876			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TRANSMISSION LINES ADDED DURING YEAR

1. Report below the information called for concerning Transmission lines added or altered during the year. It is not necessary to report minor revisions of lines.
2. Provide separate subheadings for overhead and under- ground construction and show each transmission line separately. If actual costs of competed construction are not readily available for reporting columns (l) to (o), it is permissible to report in these columns the

Line No.	LINE DESIGNATION		Line Length in Miles	SUPPORTING STRUCTURE		CIRCUITS PER STRUCTURE	
	From (a)	To (b)	(c)	Type (d)	Average Number per Miles (e)	Present (f)	Ultimate (g)
1							
2							
3							
4	69 KV lines	added 3.0 ckt. miles					
5							
6	138 KV lines	added 17.37 ckt. miles					
7							
8	230 KV lines						
9							
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44	TOTAL						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

TRANSMISSION LINES ADDED DURING YEAR (Continued)

costs. Designate, however, if estimated amounts are reported. Include costs of Clearing Land and Rights-of-Way, and Roads and Trails, in column (l) with appropriate footnote, and costs of Underground Conduit in column (m).
3. If design voltage differs from operating voltage, indicate such fact by footnote; also where line is other than 60 cycle, 3 phase, indicate such other characteristic.

CONDUCTORS			Voltage	LINE COST				Line No.
Size (h)	Specification (i)	Configuration and Spacing (j)	KV (Operating) (k)	Land and Land Rights (l)	Poles, Towers and Fixtures (m)	Conductors and Devices (n)	Total (o)	
								1
								2
								3
					2,634,253	673,394	3,307,647	4
								5
					2,012,565	642,255	2,654,820	6
								7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
								36
								37
								38
								39
								40
								41
								42
								43
					4,646,818	1,315,649	5,962,467	44

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Andora-Cecil, MD	Distribution-Unattd	34.00	4.00	
2	Appleton-Cecil, MD	Distribution-Unattd	34.00	4.00	
3	Basin Rd Sub - New Castle	Transmission-Unattd	138.00	69.00	
4	Basin Road	Distribution-Unattd	138.00	12.00	
5	Basin Road	Distribution-Unattd	69.00	12.00	
6	Bayshore-Cape Charles	Distribution-Unattd	25.00	4.20	
7	Bayview-Bayview	Distribution-Unattd	25.00	4.20	
8	Bayview-Bayview	Distribution-Unattd	69.00	25.00	
9	Bear Sub - New Castle	Distribution-Unattd	138.00	12.00	
10	Bear Sub - New Castle	Distribution-Unattd	69.00	12.00	
11	Bethany Sub-Bethany, DE	Transmission-Unattd	138.00	69.00	
12	Bethany Sub-Bethany, DE	Distribution-Unattd	69.00	12.50	
13	Bishopville, MD	Distribution-Unattd	25.00	12.50	
14	Bloomfield, St. Michaels	Distribution-Unattd	25.00	12.50	
15	Bohemia-Cecil,MD	Distribution-Unattd	34.00	4.00	
16	Bozman-Bozman, MD	Distribution-Unattd	69.00	25.00	
17	Brandywine Sub-Wilm DE	Distribution-Unattd	138.00	12.00	
18	Bridgeville Sub-Bridgeville DE	Distribution-Unattd	69.00	12.50	
19	Brookside Sub-Pencader, DE	Distribution-Unattd	34.50	12.00	
20	Calvert-Cecil,MD	Distribution-Unattd	34.00	4.00	
21	Cambridge, MD	Distribution-Unattd	69.00	12.50	
22	Carrcroft Sub-Brandywine Hd	Transmission-Unattd	138.00	69.00	
23	Carrcroft Sub-Brandywine Hd	Distribution-Unattd	138.00	34.50	
24	Cathers-Cecil, MD	Distribution-Unattd	34.00	4.00	
25	Cayots-Cecil, MD	Distribution-Unattd	34.00	4.00	
26	Cecil-Cecil, MD	Distribution-Unattd	34.00	4.00	
27	Cecil-Cecil, MD	Distribution-Unattd	138.00	34.00	
28	Cecil-Cecil, MD	Distribution-Unattd	230.00	34.00	
29	Cecil Unit-Cecil,MD	Distribution-Unattd	34.00	4.00	
30	Cedar Neck	Distribution-Unattd	69.00	12.50	
31	Cedar Creek Sub-New Castle Hd	Transmission-Unattd	230.00	138.00	
32	Cedar Creek Sub-New Castle Hd	Distribution-Unattd	138.00	25.00	
33	Center Meeting	Distribution-Unattd	12.00	4.20	
34	Centreville	Distribution-Unattd	69.00	12.50	
35	Centreville, MD	Distribution-Unattd	69.00	12.50	
36	Chapel St, New Castle Hd	Distribution-Unattd	138.00	34.50	
37	Chapel St Sub-Newark, DE	Distribution-Unattd	34.50	12.00	
38	Charles-Cecil, MD	Distribution-Unattd	34.00	4.00	
39	Chesapeake City-Cecil, MD	Distribution-Unattd	34.00	4.00	
40	Chesapeake-Salisbury	Distribution-Unattd	25.00	4.20	

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
2	1					1
4	2					2
100	1					3
20	1					4
20	1					5
2	1					6
13	1					7
10	1					8
		1				9
100	2					10
224	1					11
45	2					12
3	1					13
5	1					14
2	1					15
13	1					16
162	2					17
19	4					18
29	2	1				19
2	1					20
45	2					21
100	1					22
50	1					23
3	2					24
2	1					25
		1				26
80	1	1				27
90	1					28
3	2					29
37	1					30
336	1					31
28	1					32
2	1					33
32	2					34
9	3	1				35
84	1					36
8	1					37
3	2					38
2	1					39
7		2				40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Chestertown, MD	Distribution-Unattd	69.00	25.00	
2	Chestnut Run Sub-Christiana Hd	Distribution-Unattd	34.50	12.00	
3	Cheswold Sub-Cheswold, DE	Distribution-Unattd	25.00	12.50	
4	Cheswold Sub-Cheswold, DE	Distribution-Unattd	138.00	25.00	
5	Cheswold Sub-Cheswold, DE	Transmission-Unattd	138.00	69.00	
6	Ches-Ply-Pocomoke	Distribution-Unattd	12.50	4.20	
7	Ches-Ply-Pocomoke	Distribution-Unattd	12.50	4.20	
8	Chincoteague	Distribution-Unattd	69.00	12.50	
9	Cecil	Distribution-Unattd	138.00	34.00	
10	Cecil	Distribution-Unattd	230.00	34.00	
11	Christiana Sub-Wilm DE	Distribution-Unattd	138.00	12.00	
12	Chrysler	Distributed-Unattd	138.00	12.00	
13	Church Hill-Church Hill, MD	Distribution-Unattd	69.00	12.50	
14	Churchmans	Distribution-Unattd	138.00	12.00	
15	Church-Millington, MD	Transmission-Unattd	138.00	69.00	
16	Church-Millington, MD	Distribution-Unattd	69.00	25.00	
17	Citisteel	Distribution-Unattd	69.00	6.90	
18	Claymont Sub-Brandywine Hd	Transmission-Unattd	230.00	69.00	
19	Clayton Sub-Clayton, DE	Distribution-Unattd	25.00	4.20	
20	Clayton Sub-Clayton, DE	Distribution-Unattd	138.00	25.00	
21	Colora-Cecil, MD	Distribution-Unattd	230.00	34.00	
22	Cowlane-Cecil, MD	Distribution-Unattd	34.00	4.00	
23	Crisfield-Crisfield, MD	Distribution-Unattd	69.00	25.00	
24	Crisfield-Crisfield, MD	Distribution-Unattd	69.00	12.50	
25	Crisfield-Crisfield, MD	Distribution-Unattd	12.50	4.20	
26	Crisfield-Crisfield, MD	Distribution-Unattd	25.00	12.50	
27	Culver-Ocean City, MD	Distribution-Unattd	69.00	25.00	
28	Darley Sub-Brandywine Hd	Distribution-Unattd	69.00	12.00	
29	Darley Sub-Brandywine Hd	Distribution-Unattd	69.00	34.50	
30	Darlington-Harford,MD	Distribution-Unattd	34.00	4.00	
31	Del City Power Sts-Red Lion	Transmission-Attned	138.00	12.00	
32	Dublin-Harford, MD	Distribution-Unattd	34.00	4.00	
33	DuPont Expermtl-Brandywine Hd	Distribution-Unattd	34.50	12.00	
34	DuPont Sub-Seaford, DE	Distribution-Unattd	69.00	12.50	
35	DuPont Sub-Seaford, DE	Distribution-Unattd	69.00	12.50	
36	East New Market, MD	Distribution-Unattd	69.00	12.50	
37	Easton-Easton, MD	Distribution-Unattd	138.00	25.00	
38	Easton-Easton, MD	Transmission-Unattd	138.00	69.00	
39	Edge Moor Plant	Distribution-Unattd	23.00	4.20	
40	Edge Moor Plant	Distribution-Attned	19.00	4.20	

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
48	2					1
40	2					2
5	3	1				3
28	1					4
50	1					5
3	3					6
2	3					7
45	2					8
80	1					9
90	1					10
168	3					11
67	2					12
3	3	1				13
112	2					14
112	1					15
41	2					16
36	4					17
312	2					18
3	3	1				19
56	2					20
124	2					21
2	1					22
13	1					23
13	1					24
13	1					25
4	1					26
22	1					27
74	2					28
50	1					29
2	1					30
282	3					31
3	2					32
60	3					33
45	2					34
75	2					35
6	1					36
28	1					37
168	1					38
25	1					39
50	3					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Edge Moor Power Plt-Brandywine	Transmission-Unattd	138.00	69.00	
2	Edge Moor Power Plt-Brandywine	Transmission-Unattd	230.00	23.00	
3	Edge Moor Power Plt-Brandywine	Transmission-Unattd	230.00	138.00	
4	Edge Moor Power Plt-Brandywine	Transmission-Attned	69.00	12.00	
5	Edge Moor Power Plt-Brandywine	Transmission-Unattd	138.00	19.00	
6	Elkneck-Cecil, MD	Distribution-Unattd	34.00	4.00	
7	Elkton-Cecil, MD	Distribution-Unattd	34.00	4.00	
8	Faulk Rd Sub-Brandywine Hd	Distribution-Unattd	34.50	12.00	
9	Five Points	Distribution-Unattd	69.00	12.50	
10	Flatland Road	Distribution-Unattd	25.00	12.50	
11	Foundry-Cecil, MD	Distribution-Unattd	34.00	4.00	
12	Frankford	Distribution-Unattd	138.00	25.00	
13	Fruitland, MD	Distribution-Unattd	69.00	25.00	
14	Gallion-Harford, MD	Distribution-Unattd	34.00	4.00	
15	General Motors-Christiana Hd	Distribution-Unattd	69.00	12.00	
16	Gilpin-Cecil, MD	Distribution-Unattd	34.00	4.00	
17	Glasgow	Distribution-Unattd	138.00	12.00	
18	Glasgow Sub-Pencader Hd	Distribution-Unattd	138.00	34.50	
19	Glen-Cecil, MD	Distribution-Unattd	34.00	4.00	
20	Gloria St-St. Michaels	Distribution-Unattd	7.20	12.50	
21	Grace Street-St. Michaels	Distribution-Unattd	69.00	12.50	
22	Grace Street-St. Michaels	Distribution-Unattd	69.00	12.50	
23	Grasonville, MD	Distribution-Unattd	69.00	25.00	
24	Greenbank, Cecil, MD	Distribution-Unattd	34.00	4.00	
25	Greenwood Sub-Greenwood, DE	Distribution-Unattd	69.00	4.20	
26	Hances-Cecil, MD	Distribution-Unattd	34.00	4.00	
27	Harbeson Sub-Harbeson, DE	Distribution-Unattd	69.00	25.00	
28	Harbeson Sub-Harbeson, DE	Distribution-Unattd	69.00	25.00	
29	Hares Corner	Distribution-Unattd	138.00	12.00	
30	Harford-Harford, MD	Distribution-Unattd	34.00	4.00	
31	Harmony Sub-White Clay	Transmission-Unattd	230.00	138.00	
32	Harmony Sub-White Clay	Distribution-Unattd	138.00	34.50	
33	Harmony Sub-White Clay	Distribution-Unattd	138.00	12.00	
34	Harrington Sub-Harrington, DE	Distribution-Unattd	69.00	25.00	
35	Harrington Sub-Harrington (Fair)	Distribution-Unattd	25.00	4.20	
36	Harris-Cecil, MD	Distribution-Unattd	34.00	4.00	
37	Hay Road-Brandywine Hd	Transmission-Attned	69.00	13.80	
38	Hay Road-Brandywine Hd	Transmission-Attned	138.00	13.80	
39	Hay Road-Brandywine Hd	Transmission-Attned	230.00	18.00	
40	Hay Road-Brandywine Hd	Transmission-Attned	13.80	4.10	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa)	Number of Transformers In Service	Number of Spare Transformers	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment	Number of Units	Total Capacity (In MVa)	
(f)	(g)	(h)	(i)	(j)	(k)	
212	2					1
480	1					2
336	1					3
240	3					4
208	1					5
1	1					6
15	3	1				7
45	2					8
45	2					9
		3				10
2	1					11
28	1					12
75	2					13
3	2					14
75	2					15
2	1					16
28	1					17
84	1					18
3	2					19
3	6					20
11	3					21
21	3	1				22
56	2					23
2	1					24
5	3	1				25
2	1					26
10	1					27
28	1					28
37	1					29
3	2					30
448	1					31
134	2					32
112	2					33
56	2					34
2	1					35
2	1					36
134	1					37
268	2					38
221	1					39
27	5					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Hebron-Hebron, MD	Distribution-Unattd	69.00	12.50	
2	Hillsboro-Hillsboro, MD	Distribution-Unattd	138.00	25.00	
3	Hockessin Sub-Mill Cr Hd	Distribution-Unattd	138.00	12.00	
4	Hockessin Sub	Distribution-Unattd	34.00	12.00	
5	Hudson-Salisbury	Distribution-Unattd	25.00	4.20	
6	Indian River Sub-Millsboro, DE	Transmission-Unattd	230.00	138.00	
7	Indian River Sub-Millsboro, DE	Transmission-Unattd	69.00	14.00	
8	Indian River Sub-Millsboro, DE	Transmission-Unattd	69.00	12.50	
9	Indian River Sub-Millsboro, MD	Transmission-Unattd	138.00	19.00	
10	Indian River Sub-Millsboro, MD	Transmission-Unattd	138.00	69.00	
11	Indian River Sub-Millsboro, MD	Transmission-Unattd	138.00	14.00	
12	Indian River Sub-Millsboro, MD	Transmission-Unattd	230.00	26.00	
13	Irishtown-Cecil, MD	Distribution-Unattd	34.00	4.00	
14	Jacktown-Cambridge	Distribution-Unattd	69.00	12.50	
15	Keeney 1HV-Pencader Hd	Transmission-Unattd	500.00	230.00	
16	Keeney EHV	Transmission-Unattd	230.00	138.00	
17	Keeney EHV	Distribution-Unattd	230.00	34.50	
18	Cecil 4KV	Distribution-Unattd	34.00	4.00	
19	Keeney 138kv	Distribution-Unattd	138.00	12.00	
20	Kenney-Snow Hill, MD	Distribution-Unattd	69.00	25.00	
21	Kellam-Exmore, VA	Distribution-Unattd	69.00	25.00	
22	Kent Sub-Dover, DE	Distribution-Unattd	69.00	25.00	
23	Kent Sub-Dover, DE	Distribution-Unattd	69.00	25.00	
24	Kilby	Distribution-Unattd	34.00	4.00	
25	Kilby-Cecil, MD	Distribution-Unattd	34.00	4.00	
26	Kiamensi Sub-Christiana Rd	Transmission-Unattd	138.00	69.00	
27	Kiamensi Sub-Christiana Rd	Distribution-Unattd	138.00	34.50	
28	Kiamensi Sub-Christiana Rd	Distribution-Unattd	138.00	34.50	
29	Kings Creek-Princess Anne, MD	Distribution-Unattd	69.00	25.00	
30	Laurel Sub-Laurel, DE	Distribution-Unattd	69.00	12.50	
31	Laurel Sub-Laurel Sub	Distribution-Unattd	69.00	12.50	
32	Leslie-Cecil, MD	Distribution-Unattd	34.00	4.00	
33	Liberty Grove-Cecil, MD	Distribution-Unattd	34.00	4.00	
34	Lincoln-Ellendale	Distribution-Unattd	25.00	12.50	
35	Little Falls, DE	Distribution-Unattd	34.00	12.00	
36	Loretto-Princess Anne, MD	Transmission-Unattd	138.00	69.00	
37	Lums Pond-New Castle Hd	Distribution-Unattd	69.00	25.00	
38	Lums Pond	Distribution-Unattd	69.00	25.00	
39	Lynch-Lynch, MD	Distribution-Unattd	69.00	25.00	
40	Lynch-Lynch, MD	Distribution-Unattd	69.00	25.00	

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
9	3					1
28	1					2
56	1					3
40	3					4
2	1	1				5
336	1					6
112	1	1				7
28	1					8
208	1					9
100	2					10
112	1	1				11
526	1					12
3	1					13
6	1					14
1701	6	1				15
336	1	1				16
84	1					17
3	2					18
37	1					19
25	2					20
38	2					21
25	1					22
22	1					23
28	2					24
3	2					25
112	1					26
86	1					27
56	1					28
56	2					29
22	1					30
37	1					31
3	1					32
2	1					33
11		6				34
20	1					35
156	3					36
58	1					37
37	1					38
7	1					39
6	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation	Character of Substation	VOLTAGE (In MVa)		
			Primary	Secondary	Tertiary
	(a)	(b)	(c)	(d)	(e)
1	Macton-Harford, MD	Distribution-Unattd	34.00	4.00	
2	Madison St Sub-Wilm DE	Distribution-Unattd	12.00	4.20	
3	Maridel-Ocean City, MD	Distribution-Unattd	69.00	12.50	
4	Massey Sub-Galenda, MD	Distribution-Unattd	69.00	25.00	
5	McCleans Corner-Chestertown	Distribution-Unattd	25.00	12.50	
6	Mechanics-Cecil, MD	Distribution-Unattd	34.00	4.00	
7	Mermaid Sub-New Castle Hd	Distribution-Unattd	34.50	12.00	
8	Mermaid Sub-New Castle Hd	Distribution-Unattd	138.00	12.00	
9	Middle-Cecil, MD	Distribution-Unattd	34.00	4.00	
10	Middletown	Distribution-Unattd	25.00	12.00	
11	Midway Sub-Rehoboth DE	Distribution-Unattd	69.00	12.50	
12	Milford Crossroads-Mill Cr Rd	Distribution-Unattd	34.50	12.00	
13	Milford Sub-Milford, DE	Distribution-Unattd	138.00	25.00	
14	Milford Sub-Milford, DE	Transmission-Unattd	230.00	138.00	
15	Milford Sub-Milford, DE	Distribution-Unattd	138.00	25.00	
16	Millsboro Sub-Millsboro, DE	Distribution-Unattd	69.00	25.00	
17	Millsboro Sub-Millsboro, DE	Distribution-Unattd	69.00	25.00	
18	Milltown Rd Sub-MillCrRd	Distribution-Unattd	34.50	12.00	
19	Milltown Rd Sub-MillCrRd	Distribution-Unattd	138.00	12.00	
20	Montchanin Sub-Brandywine Hd	Distribution-Unattd	34.50	12.00	
21	Mt. Hermon-Salisbury	Distribution-Unattd	69.00	25.00	
22	Mt. Hermon	Distribution-Unattd	69.00	25.00	
23	Mt. Hermon	Distribution-Unattd	138.00	25.00	
24	Mt. Pleasant-New Castle Hd, DE	Distribution-Unattd	138.00	25.00	
25	Naamans Sub-Brandywine Hd	Distribution-Unattd	69.00	12.00	
26	Nelson Sub-Delmar, DE	Transmission-Unattd	138.00	69.00	
27	Nelson Sub-Delmar, DE	Distribution-Unattd	138.00	12.50	
28	Nesbitt-Cecil, MD	Distribution-Unattd	34.00	4.00	
29	New Castle Sub-New Castle Hd	Distribution-Unattd	69.00	12.00	
30	Normira-Cecil, MD	Distribution-Unattd	34.00	4.00	
31	North Chestertown	Distribution-Unattd	25.00	12.50	
32	Northeast-Cecil, MD	Distribution-Unattd	34.00	4.00	
33	North Wilmington Sub-Wilm, DE	Distribution-Unattd	12.00	4.20	
34	North Chestertown	Distribution-Unattd	25.00	12.50	
35	N Salisbury, MD	Distribution-Unattd	69.00	25.00	
36	N Salisbury, MD	Distribution-Unattd	69.00	25.00	
37	N Seaford Sub-Seaford, DE	Transmission-Unattd	138.00	69.00	
38	N Seaford Sub-Seaford, DE	Distribution-Unattd	69.00	12.50	
39	N Seaford Sub-Seaford, DE	Distribution-Unattd	69.00	12.50	
40	Oak Hall-Oak Hall	Distribution-Unattd	138.00	69.00	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (i), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
4	2					1
		6				2
45	2					3
5	1					4
5	1	1				5
3	1					6
42	2					7
56	1					8
3	1					9
10	3	1				10
6	1					11
42	2					12
56	1					13
336	1					14
28	1					15
25	1					16
28	1					17
42	2					18
56	1					19
19	2					20
47	1					21
47	1					22
47	1					23
42	1					24
67	2					25
112	1					26
45	2					27
2	1					28
77	3					29
3	1					30
5	1					31
3	1					32
13	6	2				33
4	1					34
47	1					35
47	1					36
75	1					37
11	3					38
6	1					39
112	1					40

Name of Respondent	This Report Is:	Date of Report	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation	Character of Substation	VOLTAGE (In MVa)		
			Primary	Secondary	Tertiary
	(a)	(b)	(c)	(d)	(e)
1	Oak Hall-Oak Hall	Distribution-Unattd	69.00	25.00	
2	Ocean Bay-Ocean City	Distribution-Unattd	69.00	12.50	
3	Ocean Bay-Ocean City	Transmission-Unattd	138.00	69.00	
4	Ocean Bay-Ocean City	Transmission-Unattd	138.00	12.00	
5	Ocean City	Distribution-Unattd	69.00	12.50	
6	Ocean City 138 St.	Distribution-Unattd	69.00	12.50	
7	Ocean City 138 St.	Transmission-Unattd	138.00	12.00	
8	Old Kennett	Distribution-Unattd	12.00	4.20	
9	Otsego-Cecil, MD	Distribution-Unattd	34.00	4.00	
10	Perch - Cecil, MD	Distribution-Unattd	34.00	4.00	
11	Perryville-Cecil, MD	Distribution-Unattd	34.00	4.00	
12	Piney Grove-Salisbury	Transmission-Unattd	138.00	69.00	
13	Piney Grove-Salisbury	Transmission-Unattd	230.00	138.00	
14	Pocomoke-Pocomoke, MD	Distribution-Unattd	69.00	12.50	
15	Point Breeze Sub-Brandywine Rd	Distribution-Unattd	34.50	12.00	
16	Porter's Bridge-Cecil, MD	Distribution-Unattd	34.00	4.00	
17	Preston-Preston	Distribution-Unattd	69.00	12.50	
18	Prince-Cecil, MD	Distribution-Unattd	34.00	4.00	
19	Red Lion-New Castle	Transmission-Unattd	525.00	230.00	
20	Red Lion-New Castle	Distribution-Unattd	138.00	25.00	
21	Red Lion Sub-Pencader Hd	Transmission-Unattd	230.00	138.00	
22	Rehoboth Sub-Rehoboth, DE	Transmission-Unattd	138.00	69.00	
23	Rehoboth Sub-Rehoboth, DE	Distribution-Unattd	69.00	12.50	
24	Reybold Sub-Red Lion Hd	Transmission-Unattd	138.00	69.00	
25	Reybold Sub-Red Lion Hd	Distribution-Unattd	138.00	12.00	
26	Rising Sun-Cecil, MD	Distribution-Unattd	34.00	4.00	
27	Riverside-Salisbury, MD	Distribution-Unattd	25.00	4.20	
28	Rock Hall-Rock Hall, MD	Distribution-Unattd	25.00	4.20	
29	Rogers Rd Sub-New Castle Hd	Distribution-Unattd	12.00	4.20	
30	Sharptown-Sharptown, MD	Distribution-Unattd	69.00	12.50	
31	Silverbrook Sub	Distribution-Unattd	138.00	34.50	
32	Silverside	Distribution-Unattd	12.00	4.20	
33	Silverside Rd Sub-Brandywine Hd	Distribution-Unattd	69.00	12.00	
34	Silverside Rd Sub-Brandywine Hd	Distribution-Unattd	69.00	34.50	
35	Steele-Denton, MD	Transmission-Unattd	230.00	138.00	
36	Steele-Denton, MD	Distribution-Unattd	138.00	25.00	
37	Stevensville	Distribution-Unattd	69.00	25.00	
38	Stockton-Stockton, MD	Distribution-Unattd	69.00	4.20	
39	Sunset Lake Sub-Pencader Hd	Distribution-Unattd	69.00	12.00	
40	Sussex Sub-Georgetown, DE	Distribution-Unattd	69.00	12.50	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa)	Number of Transformers In Service	Number of Spare Transformers	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment	Number of Units	Total Capacity (In MVa)	
(f)	(g)	(h)	(i)	(j)	(k)	
34	2					1
37	1					2
224	1					3
47	1					4
75	2					5
37	1					6
47	1					7
2	1					8
2	1					9
3	2					10
3	1					11
100	2					12
336	1					13
45	2					14
42	2					15
1	1					16
7	1					17
1	1					18
729	3					19
28	1					20
336	1					21
224	1					22
75	2					23
112	1					24
74	2					25
4	2					26
3	1					27
5	2					28
9	4	1				29
7	1					30
131	2					31
9	4					32
67	2					33
56	1					34
520	2					35
28	1					36
70	2					37
5	3	1				38
75	2					39
11	3	4				40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation	Character of Substation	VOLTAGE (In MVa)		
			Primary	Secondary	Tertiary
	(a)	(b)	(c)	(d)	(e)
1	Sussex Sub-Georgetown, DE	Distribution-Unattd	69.00	12.50	
2	S Harrington Sub-Harrington, DE	Transmission-Unattd	138.00	69.00	
3	Talleyville Sub-Brandywine Hd	Distribution-Unattd	34.50	12.00	
4	Talleyville	Distribution-Unattd	138.00	12.00	
5	Tasley-Tasley, VA	Distribution-Unattd	69.00	25.00	
6	Tasley-Tasley, VA	Transmission-Unattd	69.00	12.50	
7	Telegraph-Cecil, MD	Distribution-Unattd	34.00	25.00	
8	Tenth St Sub-Wilm, DE	Distribution-Unattd	12.00	4.20	
9	Theodore-Cecil, MD	Distribution-Unattd	34.00	4.00	
10	Todd-Hurlock, MD	Distribution-Unattd	69.00	25.00	
11	Todd-Hurlock, MD	Distribution-Unattd	69.00	25.00	
12	Todd-Hurlock, MD	Distribution-Unattd	69.00	25.00	
13	Townsend Sub-New Castle Hd	Distribution-Unattd	138.00	25.00	
14	Trappe-Trappe, MD	Distribution-Unattd	25.00	12.50	
15	Trappe-Trappe, MD	Distribution-Unattd	25.00	12.50	
16	Trappe-Trappe, MD	Distribution-Unattd	69.00	12.50	
17	Triumph-Cecil, MD	Distribution-Unattd	34.00	4.00	
18	Tyaskin-Tyaskin, MD	Distribution-Unattd	25.00	12.50	
19	Vienna-Vienna, MD	Transmission-Unattd	138.00	69.00	
20	Vienna-Vienna, MD	Transmission-Unattd	138.00	18.00	
21	Vienna-Vienna, MD-Local	Distribution-Unattd	69.00	12.50	
22	Vienna-Vienna, MD	Distribution-Unattd	69.00	12.50	
23	Vienna-Vienna,MD	Transmission-Unattd	230.00	138.00	
24	Wallops	Distribution-Unattd	69.00	12.50	
25	Walnut-Cecil, MD	Distribution-Unattd	34.00	4.00	
26	Washington College-Chestertown	Distribution-Unattd	25.00	4.20	
27	Wattsville-Wastville	Distribution-Unattd	69.00	12.50	
28	Waverly-Salisbury, MD	Distribution-Unattd	25.00	4.20	
29	West Cambridge, MD	Distribution-Unattd	69.00	12.50	
30	West Sub-Christiana Hd	Distribution-Unattd	69.00	34.50	
31	West Sub-Christiana Hd	Distribution-Unattd	69.00	12.00	
32	West Wilmington-Wilm, DE	Distribution-Unattd	138.00	12.00	
33	Whiteford-Harford, MD	Distribution-Unattd	34.00	4.00	
34	Woodlawn-Cecil, MD	Distribution-Unattd	34.00	4.00	
35	Worcester-Berlin, MD	Distribution-Unattd	69.00	25.00	
36	Worcester-Berlin, MD	Transmission-Unattd	138.00	69.00	
37	Wye Mills, Wye Mills, MD	Transmission-Unattd	138.00	69.00	
38	Wye Mills, Wye Mills, MD	Distribution-Unattd	69.00	25.00	
39	Wyoming Sub-Wyoming, DE	Distribution-Unattd	25.00	12.50	
40	Wyoming Sub-Wyoming, DE	Distribution-Unattd	25.00	12.50	

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) / /	Year of Report Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
37	1					1
112	1	1				2
45	2					3
56	1					4
38	2					5
42	1					6
8	1					7
15	4					8
2	1					9
28	1					10
11	3					11
28	1					12
28	1	1				13
3	1					14
4	3	1				15
22	1					16
2	1					17
2	3					18
224	2					19
180	1					20
3	1					21
25	1					22
448	1					23
22	1					24
2	1					25
2	1					26
21	2					27
3	1					28
22	1					29
60	2					30
112	2					31
168	2					32
2	1					33
2	1					34
40	2					35
224	1					36
100	2					37
13	1					38
3	3					39
3	1	1				40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	W B Simpson-Camden, DE	Distribution-Unattd	25.00	12.50	
2	W C Chipman-Camden, DE	Distribution-Unattd	25.00	12.50	
3	SUMMARY				
4	Transmission	Attended			
5		Unattended			
6	Distribution	Attended			
7		Unattended			
8	Total		23871.00	6847.90	
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. *Specify in each case whether lessor, co-owner, or other party is an associated company.*

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	
	3					1
	3					2
						3
1240						4
10534						5
50						6
6618						7
37905	445	47				8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in (MVa) (d)
1	Number at Beginning of Year	505,754	120,480	6,056,662
2	Additions During Year			
3	Purchases	3,669	6,844	344,056
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	3,669	6,844	344,056
6	Reductions During Year			
7	Retirements		1,514	76,110
8	Associated with Utility Plant Sold			
9	TOTAL Reductions (Enter Total of lines 7 and 8)		1,514	76,110
10	Number at End of Year (Lines 1 + 5 - 9)	509,423	125,810	6,324,608
11	In Stock	12,461	2,315	116,378
12	Locked Meters on Customers' Premises			
13	Inactive Transformers on System	8,037		
14	In Customers' Use	488,634	123,254	6,205,474
15	In Company's Use	291	241	2,756
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	509,423	125,810	6,324,608

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 429 Line No.: 16 Column: c

Delmarva Power & Light Company capitalizes transformers upon installation.

INDEX

Schedule	Page No.

Schedule	Page No.

Schedule	Page No.

Check appropriate box:

☐ An Original Signed Form

☒ Conformed Copy

Form Approved
OMB No. 1902-0028
(Expires 3/31/2005)

Exhibit G-4


DEPARTMENT OF ENERGY
FEDERAL ENERGY REGULATORY COMMISSION

FERC Form No. 2
ANNUAL REPORT OF MAJOR NATURAL GAS COMPANIES

EXTERNAL DISTRIBUTION COPY

This report is mandatory under the Natural Gas Act, Sections 10(a), and 16 and 18 CFR 260.1. Failure to report may result in criminal fines, civil penalties, another sanctions as provided by law. The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

Exact Legal Name of Respondent (Company)	Year of Report
Delmarva Power & Light Company	Dec. 31, 2001

Information about this copy of FERC Form No. 2

Certain pages have been excluded from this copy of the FERC Form No. 2
The Company considers information on these pages to be confidential.

The excluded pages are as follows:

214
216
230
269
304-305
317-325
335
354-355



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Board of Directors
Delmarva Power & Light Company
Wilmington, Delaware

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholder's equity and of cash flows, included on pages 110 through 123 of the accompanying Federal Energy Regulatory Commission Form No. 1, present fairly, in all material respects, the financial position of Delmarva Power & Light Company and subsidiary companies as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the year ended December 31, 2001 and net income for the year ended December 31, 2000 on the basis of accounting described in Note 1. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Note 1, these financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting release, which is a comprehensive basis of accounting other than generally accepted accounting principles.

This report is intended solely for the information and use of the board of directors and management of Delmarva Power & Light Company and the Federal Energy Regulatory Commission and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 8, 2002

ANNUAL REPORT OF MAJOR NATURAL GAS COMPANIES

IDENTIFICATION

01 Exact Legal Name of Respondent	02 Year of Report
Delmarva Power & Light Company	Dec. 31, 2001

03 Previous Name and Date of Change (If name changed during year)

04 Address of Principal Office at End of Year (Street, City, State, Zip Code)
800 KING STREET, PO BOX 231, WILMINGTON, DE 19801

05 Name of Contact Person	06 Title of Contact Person
JAMES P. LAVIN	CONTROLLER

07 Address of Contact Person (Street, City, State, Zip Code)
800 KING STREET, PO BOX 231, WILMINGTON, DE 19801

08 Telephone of Contact Person, Including Area Code	This Report Is:	10 Date of Report (Mo, Da, Yr)
302-429-3359	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002

ATTESTATION

The undersigned officer certifies that he/she has examined the accompanying report; that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.

11 Name	12 Title
JAMES P. LAVIN	CONTROLLER
13 Signature	14 Date Signed
[signature]	5/14/02

Title 18, U.S.C. 1001, makes it a crime for any person knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 05/14/2002	Year of Report Dec. 31, 2001

List of Schedules (Natural Gas Company)

Enter in column (d) the terms "none," "not applicable," or "NA" as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the responses are "none," "not applicable," or "NA."

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

List of Schedules (Natural Gas Company) (continued)

Enter in column (d) the terms "none," "not applicable," or "NA" as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the responses are "none," "not applicable," or "NA."

Line No.	Title of Schedule (a)	Reference Page No. (b)	Date Revised (c)	Remarks (d)
38	Taxes Accrued, Prepaid, and Charged During Year	262-263		
39	Miscellaneous Current and Accrued Liabilities	268		
40	Other Deferred Credits	269		
41	Accumulated Deferred Income Taxes-Other Property	274-275		
42	Accumulated Deferred Income Taxes-Other	276-277		
43	Other Regulatory Liabilities	278		
	INCOME ACCOUNT SUPPORTING SCHEDULES			
44	Gas Operating Revenues	300-301		
45	Revenues from Transportation of Gas of Others Through Gathering Facilities	302-303		
46	Revenues from Transportation of Gas of Others Through Transmission Facilities	304-305		
47	Revenues from Storage Gas of Others	306-307		
48	Other Gas Revenues	308		
49	Gas Operation and Maintenance Expenses	317-325		
50	Exchange and Imbalance Transactions	328		
51	Gas Used in Utility Operations	331		
52	Transmission and Compression of Gas by Others	332		
53	Other Gas Supply Expenses	334		
54	Miscellaneous General Expenses-Gas	335		
55	Depreciation, Depletion, and Amortization of Gas Plant	336-338		
56	Particulars Concerning Certain Income Deduction and Interest Charges Accounts	340		
	COMMON SECTION			
57	Regulatory Commission Expenses	350-351		
58	Distribution of Salaries and Wages	354-355		
59	Charges for Outside Professional and Other Consultative Services	357		
	GAS PLANT STATISTICAL DATA			
60	Compressor Stations	508-509		
61	Gas Storage Projects	512-513		
62	Transmission Lines	514		
63	Transmission System Peak Deliveries	518		
64	Auxiliary Peaking Facilities	519		
65	Gas Account-Natural Gas	520		
66	System Map	522		
67	Footnote Reference	551		
68	Footnote Text	552		
69	Stockholder's Reports (check appropriate box)			
	[ ] Four copies will be submitted [ ] No annual report to stockholders is prepared			

General Information

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

James P. Lavin, Controller
800 King Street, PO Box 231, Wilmington, DE 19899

2. Provide the name of the State under the laws of which respondent is incorporated and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

Incorporated under the laws of the State of Delaware, April 22, 1909 and the Commonwealth of Virginia, December 31, 1979.

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

The utility was not subject to a receivership or other trust during the year.

4. State the classes of utility and other services furnished by respondent during the year in each State in which the respondent operated.

Sale of electric energy within the State of Delaware, Maryland and Virginia.
Sale of gas within the State of Delaware.
Sale of steam (via contract with E. I. DuPont de Nemours)

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes... Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 05/14/2002	Year of Report Dec. 31, 2001

Control Over Respondent

1. Report in column (a) the names of all corporations, partnerships, business trusts, and similar organizations that directly, indirectly, or jointly held control (see page 103 for definition of control) over the respondent at the end of the year. If control is in a holding company organization, report in a footnote the chain of organization.
2. If control is held by trustees, state in a footnote the names of trustees, the names of beneficiaries for whom the trust is maintained, and the purpose of the trust.
3. In column (b) designate type of control over the respondent. Report an "M" if the company is the main parent or controlling company having ultimate control over the respondent. Otherwise, report a "D" for direct, an "I" for indirect, or a "J" for joint control.

Line No.	Company Name (a)	Type of Control (b)	State of Incorporation (c)	Percent Voting Stock Owned (d)
1	Refer to the 2001 Conectiv 10-K filed on about			
2	March 15, 2002.			
3				
4				
5				
6				
7				
8				
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15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Corporations Controlled by Respondent

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.
4. In column (b) designate type of control of the respondent as "D" for direct, an "I" for indirect, or a "J" for joint control.

DEFINITIONS

---

1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary that exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Type of Control (b)	Kind of Business (c)	Percent Voting Stock Owned (d)	Footnote Reference (e)
1	Delmarva Power Financing I	D	Statutory Business Trust	100	*Not used*
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30					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Security Holders and Voting Powers

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year, had the highest voting powers in the respondent, and state the number of votes that each could cast on that date if a meeting were held. If any such holder held in trust, give in a footnote the known particulars of the trust (whether voting trust, etc.), duration of trust, and principal holders of beneficiary interests in the trust. If the company did not close the stock book or did not compile a list of stockholders within one year prior to the end of the year, or if since it compiled the previous list of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a supplemental statement how such security became vested with voting rights and give other important details concerning the voting rights of such security. State whether voting rights are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method, explain briefly in a footnote.
4. Furnish details concerning any options, warrants, or rights outstanding at the end of the year for others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or rights. Specify the amount of such securities or assets any officer, director, associated company, or any of the 10 largest security holders is entitled to purchase. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the general public where the options, warrants,

1. Give date of the latest closing of the stock book prior to end of year, and, in a footnote, state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to the end of year for election of directors of the respondent and number of such votes cast by proxy.	3. Give the date and place of such meeting:
	Total: By Proxy:	

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES 4. Number of votes as of (date): Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
5	TOTAL votes of all voting securities				0
6	TOTAL number of security holders				
7	TOTAL votes of security holders listed below				
8					
9	All 1,000 shares of Delmarva Power & Light				
10	were held by its parent company, Conectiv @				
11	12/31/01.				
12					
13					
14					
15					
16					
17					
18					
19					
20					

Name of Respondent	This Report is:	Date of Report	Year of Report
	(1) X An Original	(Mo, Da, Yr)	
Delmarva Power & Light Company	(2) _ A Resubmission	05/14/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 107 Line No.: 5 Column: e

Holders of shares of the Cumulative Preferred Stock are not accorded voting rights except that, if and when dividends on the Cumulative Preferred Stock are in default for four full quarters, Preferred Stockholders are entitled to elect the smallest number of directors necessary to constitute a majority of the full board, while the common stockholders would be entitled to elect the remaining directors. The Company is also required to secure approval of holders of Peferred Stock prior to effecting certain other transactions. The events requiring approval and the percentage of shares necessary in each case are set forth in the Company's Certificate of Incorporation as amended, effective March 1, 1998.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) X An Original (2) _ A Resubmission	05/14/2002	Dec 31, 2001

Important Changes During the Year

Give details concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Answer each inquiry. Enter "none" or "not applicable" where applicable. If the answer is given elsewhere in the report, refer to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration and state from whom the franchise rights were acquired. If the franchise rights were acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Briefly describe the property, and the related transactions, and cite Commission authorization, if any was required. Give date journal entries called for by Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other conditions. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and cite Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service.
Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred or assumed by respondent as guarantor for the performance by another of any agreement or obligation, including ordinary commercial paper maturing on demand or not later than one year after date of issue: State on behalf of whom the obligation was assumed and amount of the obligation. Cite Commission authorization if any was required.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. Estimated increase or decrease in annual revenues caused by important rate changes: State effective date and approximate amount of increase or decrease for each revenue classification. State the number of customers affected.

Item 1 - Refer to Note 7 in the Notes to Financial Statements on page 122.
Item 2 - Refer to Note 1 in the Notes to Financial Statements on page 122.
Item 3 - Refer to Note 8 in the Notes to Financial Statements on page 122.
Item 4 - Refer to Note 16 in the Notes to Financial Statements on page 122.
Item 5 - N/A
Item 6 - Refer to Note 14 in the Notes to Financial Statements on page 122.
Item 7 - N/A
Item 8 - N/A
Item 9 - N/A
Item 10 - N/A

THIS PAGE LEFT INTENTIONALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Comparative Balance Sheet (Assets and Other Debits)

Line No.	Title of Account (a)	Reference Page Number (b)	Balance at End of Current Year (in dollars) (c)	Balance at End of Previous Year (in dollars) (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	2,016,439,613	2,578,145,999
3	Construction Work in Progress (107)	200-201	76,718,227	80,102,546
4	TOTAL Utility Plant (Total of lines 2 and 3)	200-201	2,093,157,840	2,658,248,545
5	(Less) Accum. Provision for Depr., Amort., Depl. (108, 111, 115)		777,359,088	1,095,970,109
6	Net Utility Plant (Total of line 4 less 5)		1,315,798,752	1,562,278,436
7	Nuclear Fuel (120.1 thru 120.4, and 120.6)		0	0
8	(Less) Accum. Provision for Amort., of Nuclear Fuel Assemblies (120.5)		0	0
9	Nuclear Fuel (Total of line 7 less 8)		0	0
10	Net Utility Plant (Total of lines 6 and 9)		1,315,798,752	1,562,278,436
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored-Base Gas (117.1)	220	0	0
13	System Balancing Gas (117.2)	220	0	0
14	Gas Stored in Reservoirs and Pipelines-Noncurrent (117.3)	220	0	0
15	Gas Owned to System Gas (117.4)	220	0	0
16	**OTHER PROPERTY AND INVESTMENTS**			
17	Nonutility Property (121)		5,231,056	5,462,767
18	(Less) Accum. Provision for Depreciation and Amortization (122)		2,056,764	2,034,945
19	Investments in Associated Companies (123)	222-223	0	0
20	Investments in Subsidiary Companies (123.1)	224-225	2,165,000	2,165,000
21	(For Cost of Account 123.1 See Footnote Page 224, line 40)			
22	Noncurrent Portion of Allowances		0	0
23	Other Investments (124)	222-223	0	797,548
24	Special Funds (125 thru 128)		4,213,625	5,023,328
25	TOTAL Other Property and Investments (Total of lines 17-20, 22-24)		9,552,917	11,413,698
26	**CURRENT AND ACCRUED ASSETS**			
27	Cash (131)		4,425,118	2,104,529
28	Special Deposits (132-134)		0	0
29	Working Funds (135)		3,898,255	4,158,419
30	Temporary Cash Investments (136)	222-223	0	0
31	Notes Receivable (141)		978,886	580,000
32	Customer Accounts Receivable (142)		133,584,332	192,144,006
33	Other Accounts Receivable (143)		30,879,658	59,441,470
34	(Less) Accum. Provision for Uncollectible Accounts - Credit (144)		17,270,190	16,285,160
35	Notes Receivable from Associated Companies (145)		0	0
36	Accounts Receivable from Associated Companies (146)		0	0
37	Fuel Stock (151)		0	10,199,346
38	Fuel Stock Expenses Undistributed (152)		0	89,663
39	Residuals (Elec) and Extracted Products (Gas) (153)		0	0
40	Plant Materials and Operating Supplies (154)		12,614,590	22,241,520
41	Merchandise (155)		0	0
42	Other Materials and Supplies (156)		0	0
43	Nuclear Materials Held for Sale (157)		0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Comparative Balance Sheet (Assets and Other Debits)(continued)

Line No.	Title of Account (a)	Reference Page Number (b)	Balance at End of Current Year (in dollars) (c)	Balance at End of Previous Year (in dollars) (d)
44	Allowances (158.1 and 158.2)		0	(1,964,133)
45	(Less) Noncurrent Portion of Allowances		0	0
46	Stores Expense Undistributed (163)		1,021,789	1,670,790
47	Gas Stored Underground-Current (164.1)	220	15,086,976	10,661,644
48	Liquefied Natural Gas Stored and Held for Processing (164.2 thru 164.3)	220	1,266,064	890,234
49	Prepayments (165)	230	35,154,098	22,209,360
50	Advances for Gas (166 thru 167)		0	0
51	Interest and Dividends Receivable (171)		482,747	546,058
52	Rents Receivable (172)		2,732,096	2,018,097
53	Accrued Utility Revenues (173)		36,899,858	45,561,710
54	Miscellaneous Current and Accrued Assets (174)		0	0
55	TOTAL Current and Accrued Assets (Total of lines 27 thru 54)		261,754,277	356,267,553
56	**DEFERRED DEBITS**			
57	Unamortized Debt Expense (181)		10,083,975	10,624,274
58	Extraordinary Property Losses (182.1)	230	0	0
59	Unrecovered Plant and Regulatory Study Costs (182.2)	230	0	2,919,175
60	Other Regulatory Assets (182.3)	232	159,305,804	185,556,134
61	Preliminary Survey and Investigation Charges (Electric)(183)		77,935	33,446
62	Preliminary Survey and Investigation Charges (Gas)(183.1 and 183.2)		0	0
63	Clearing Accounts (184)		(1,303,293)	(1,890,536)
64	Temporary Facilities (185)		0	0
65	Miscellaneous Deferred Debits (186)	233	194,435,150	193,715,577
66	Deferred Losses from Disposition of Utility Plant (187)		0	0
67	Research, Development, and Demonstration Expend. (188)		0	0
68	Unamortized Loss on Reacquired Debt (189)		19,878,876	8,247,082
69	Accumulated Deferred Income Taxes (190)	234-235	153,981,380	98,530,302
70	Unrecovered Purchased Gas Costs (191)		0	0
71	TOTAL Deferred Debits (Total of lines 57 thru 70)		536,459,827	497,735,454
72	TOTAL Assets and Other Debits (Total of lines 10-15,25,55,and 71)		2,123,565,773	2,427,695,141

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Comparative Balance Sheet (Liabilities and Other Credits)

Line No.	Title of Account (a)	Reference Page Number (b)	Balance at End of Current Year (in dollars) (c)	Balance at End of Previous Year (in dollars) (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	2,250	2,250
3	Preferred Stock Issued (204)	250-251	29,582,300	89,702,300
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	537,803,836	537,803,836
7	Other Paid-In Capital (208-211)	253	(314,290,598)	(313,959,976)
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	10,108,656	11,232,354
11	Retained Earnings (215, 215.1, 216)	118-119	359,349,122	254,562,260
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	(2,177,779)	(2,177,779)
13	(Less) Reacquired Capital Stock (217)	250-251	0	0
14	TOTAL Proprietary Capital (Total of lines 2 thru 13)		600,160,475	554,700,537
15	**LONG TERM DEBT**			
16	Bonds (221)	256-257	573,984,400	671,687,200
17	(Less) Reacquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	72,165,000	72,165,000
19	Other Long-Term Debt (224)	256-257	176,500,000	349,750,000
20	Unamortized Premium on Long-Term Debt (225)	258-259	0	0
21	(Less) Unamortized Discount on Long-Term Debt-Dr (226)	258-259	492,888	1,330,224
22	(Less) Current Portion of Long-Term Debt		0	0
23	TOTAL Long-Term Debt (Total of lines 16 thru 22)		822,156,512	1,092,271,976
24	**OTHER NONCURRENT LIABILITIES**			
25	Obligations Under Capital Leases-Noncurrent (227)		741,799	871,815
26	Accumulated Provision for Property Insurance (228.1)		0	0
27	Accumulated Provision for Injuries and Damages (228.2)		0	0
28	Accumulated Provision for Pensions and Benefits (228.3)		0	0
29	Accumulated Miscellaneous Operating Provisions (228.4)		0	0
30	Accumulated Provision for Rate Refunds (229)		0	0
31	TOTAL Other Noncurrent Liabilities (Total of lines 25 thru 30)		741,799	871,815

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Comparative Balance Sheet (Liabilities and Other Credits)(continued)

Line No.	Title of Account (a)	Reference Page Number (b)	Balance at End of Current Year (in dollars) (c)	Balance at End of Previous Year (in dollars) (d)
32	**CURRENT AND ACCRUED LIABILITIES**			
33	Current Portion of Long-Term Debt		0	0
34	Notes Payable (231)		0	0
35	Accounts Payable (232)		63,109,349	172,588,888
36	Notes Payable to Associated Companies (233)		(166,553,056)	(88,340,676)
37	Accounts Payable to Associated Companies (234)		29,813,415	(21,915,418)
38	Customer Deposits (235)		5,345,889	4,497,293
39	Taxes Accrued (236)	262-263	119,231,087	25,016,375
40	Interest Accrued (237)		11,092,499	19,405,571
41	Dividends Declared (238)		15,138,601	6,462,808
42	Matured Long-Term Debt (239)		0	0
43	Matured Interest (240)		0	0
44	Tax Collections Payable (241)		189,417	2,209,347
45	Miscellaneous Current and Accrued Liabilities (242)	268	114,791,827	134,474,305
46	Obligations Under Capital Leases-Current (243)		130,015	110,941
47	TOTAL Current and Accrued Liabilities (Total of lines 33 thru 46)		192,289,043	254,509,434
48	**DEFERRED CREDITS**			
49	Customer Advances for Construction (252)		1,094,173	1,678,616
50	Accumulated Deferred Investment Tax Credits (255)		14,504,130	20,505,341
51	Deferred Gains from Disposition of Utility Plant (256)		0	0
52	Other Deferred Credits (253)	269	1,035,179	14,355,905
53	Other Regulatory Liabilities (254)	278	45,351,779	47,586,031
54	Unamortized Gain on Reacquired Debt (257)	260	0	0
55	Accumulated Deferred Income Taxes (281-283)		446,232,684	441,215,486
56	TOTAL Deferred Credits (Total of lines 49 thru 55)		508,217,945	525,341,379
57	TOTAL Liabilities and Other Credits (Total of lines 14,23,31,47,and 56)		2,123,565,774	2,427,695,141

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Statement of Income for the Year

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another utility column (i,j) in a similar manner to a utility department. Spread the amount(s) over lines 2 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in discount 414, Other Utility Operating Income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7, 9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1, and 407.2.

Line No.	Title of Account (a)	Reference Page Number (b)	Total Current Year (in dollars) (c)	Total Previous Year (in dollars) (d)
1	UTILITY OPERATING INCOME			
2	Gas Operating Revenues (400)	300-301	1,350,391,590	1,320,957,841
3	Operating Expenses			
4	Operation Expenses (401)	317-325	1,003,927,274	867,280,176
5	Maintenance Expenses (402)	317-325	48,789,792	78,539,087
6	Depreciation Expense (403)	336-338	73,637,720	93,393,587
7	Amortization and Depletion of Utility Plant (404-405)	336-338	4,817,080	3,841,213
8	Amortization of Utility Plant Acu. Adjustment (406)	336-338	1,251,336	1,251,336
9	Amort. of Prop. Losses, Unrecovered Plant and Reg. Study Costs (407.1)		0	0
10	Amortization of Conversion Expenses (407.2)		0	0
11	Regulatory Debits (407.3)		19,080,294	16,807,333
12	(Less) Regulatory Credits (407.4)		0	0
13	Taxes Other than Income Taxes (408.1)	262-263	36,135,890	37,256,335
14	Income Taxes-Federal (409.1)	262-263	141,836,990	(5,592,009)
15	Income Taxes-Other (409.1)	262-263	37,269,456	(28,230)
16	Provision of Deferred Income Taxes (410.1)	234-235	(137,519,730)	68,341,392
17	(Less) Provision for Deferred Income Taxes-Credit (411.1)	234-235	0	0
18	Investment Tax Credit Adjustment-Net (411.4)		(1,589,581)	(2,392,814)
19	(Less) Gains from Disposition of Utility Plant (411.6)		0	0
20	Losses from Disposition of Utility Plant (411.7)		0	0
21	(Less) Gains from Disposition of Allowances (411.8)		0	0
22	Losses from Disposition of Allowances (411.9)		0	0
23	TOTAL Utility Operating Expenses (Total of lines 4 thru 22)		1,227,636,521	1,158,697,406
24	Net Utility Operating Income (Total of lines 2 less 23) (Carry forward to page 116, line 25)		122,755,069	162,260,435

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Statement of Income for the Year

4. Explain in a footnote if the previous year's figures are different from those reported in prior reports.
5. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on page 122 or in a supplemental statement.

Line No.	Elec. Utility Current Year (in dollars) (e)	Elec. Utility Previous Year (in dollars) (f)	Gas Utility Current Year (in dollars) (g)	Gas Utility Previous Year (in dollars) (h)	Other Utility Current Year (in dollars) (i)	Other Utility Previous Year (in dollars) (j)
1						
2	1,120,029,926	1,107,760,304	230,361,664	213,197,537	0	0
3						
4	811,438,872	688,184,133	192,488,402	179,096,043	0	0
5	44,207,235	74,762,796	4,582,557	3,776,291	0	0
6	64,062,116	83,992,323	9,575,604	9,401,264	0	0
7	4,541,995	3,523,447	275,085	317,766	0	0
8	1,251,336	1,251,336	0	0	0	0
9	0	0	0	0	0	0
10	0	0	0	0	0	0
11	19,080,294	16,807,333	0	0	0	0
12	0	0	0	0	0	0
13	31,445,188	33,711,270	4,690,702	3,545,065	0	0
14	140,553,927	4,256,691	1,283,063	(9,848,700)	0	0
15	36,804,455	2,405,532	465,001	(2,433,762)	0	0
16	(140,805,917)	50,126,440	3,286,187	18,214,952	0	0
17	0	0	0	0	0	0
18	(1,478,310)	(2,225,317)	(111,271)	(167,497)	0	0
19	0	0	0	0	0	0
20	0	0	0	0	0	0
21	0	0	0	0	0	0
22	0	0	0	0	0	0
23	1,011,101,191	956,795,984	216,535,330	201,901,422	0	0
24	108,928,735	150,964,320	13,826,334	11,296,115	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Statement of Income for the Year(continued)

Line No.	Title of Account (a)	Reference Page Number (b)	Total Current Year (in dollars) (c)	Total Previous Year (in dollars) (d)
25	Net Utility Operating Income (Carried forward from page 114)		122,755,069	162,260,435
26	OTHER INCOME AND DEDUCTIONS			
27	Other Income			
28	Nonutility Operating Income			
29	Revenues form Merchandising, Jobbing and Contract Work (415)		3,533,794	3,001,207
30	(Less) Costs and Expense of Merchandising, Job & Contract Work (416)		4,758,799	3,832,869
31	Revenues from Nonutility Operations (417)		4,184,035	454,557,572
32	(Less) Expenses of Nonutility Operations (417.1)		(9,044,498)	386,234,902
33	Nonoperating Rental Income		0	0
34	Equity in Earnings of Subsidiary Companies (418.1)	119	0	0
35	Interest and Dividend Income (419)		12,502,956	7,364,304
36	Allowance for Other Funds Used During Construction (419.1)		740,557	795,425
37	Miscellaneous Nonoperating Income (421)		3,264,068	2,533,885
38	Gain on Disposition of Property (421.1)		1,941,756	1,183,094
39	TOTAL Other Income (Total of lines 29 thru 38)		30,452,865	79,367,716
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)		742,698	3,003,843
42	Miscellaneous Amortization (425)		0	0
43	Miscellaneous Income Deductions (426.1 thru 426.5)	340	164,312	3,718,029
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)	340	907,010	6,721,872
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other than Income Taxes (408.2)	262-263	4,715,294	9,152,438
47	Income Taxes-Federal (409.2)	262-263	9,741,780	15,783,063
48	Income Taxes-Other (409.2)	262-263	2,461,303	3,912,994
49	Provision for Deferred Income Taxes (410.2)	234-235	(2,209,910)	(2,339,175)
50	(Less) Provision for Deferred Income Taxes-Credit (411.2)	234-235	0	0
51	Investment Tax Credit Adjustments-Net (411.5)		0	0
52	(Less) Investment Tax Credits (420)		0	0
53	TOTAL Taxes on Other Income and Deductions (Total of lines 46-52)		14,708,467	26,509,320
54	Net Other Income and Deductions (Total of lines 39, 44, 53)		14,837,388	46,136,524
55	INTEREST CHARGES			
56	Interest on Long-Term Debt (427)		59,429,107	74,043,389
57	Amortization of Debt Disc. and Expense (428)	258-259	1,321,655	1,033,774
58	Amortization of Loss on Reacquired Debt (428.1)		1,692,597	2,100,936
59	(Less) Amortization of Premium on Debt-Credit (429)	258-259	0	0
60	(Less) Amortization of Gain on Reacquired Debt-Credit (429.1)		0	0
61	Interest on Debt to Associated Companies (430)	340	5,863,406	5,863,406
62	Other Interest Expense (431)	340	(1,800,320)	(785,762)
63	(Less) Allowance for Borrowed Funds Used During Construction-Credit (432)		700,712	919,486
64	Net Interest Charges (Total of lines 56 thru 63)		65,805,733	81,336,257
65	Income Before Extraordinary Items (Total of lines 25,54 and 64)		71,786,724	127,060,702
66	EXTRAORDINARY ITEMS			
67	Extraordinary Income (434)		221,224,020	16,612,488
68	(Less) Extraordinary Deductions (435)		4,674,646	0
69	Net Extraordinary Items (Total of line 67 less line 68)		216,549,374	16,612,488
70	Income Taxes-Federal and Other (409.3)	262-263	89,934,873	3,824,933
71	Extraordinary Items after Taxes (Total of line 69 less line 70)		126,614,501	12,787,555
72	Net Income (Total of lines 65 and 71)		198,401,225	139,848,257

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) X An Original (2) _ A Resubmission	05/14/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 114 Line No.: 2 Column: f

Prior year dollars were reduced by $239,002,944 to conform to current year reporting. Reclass due to PJM sales being netted with purchases.

Prior year sales were reduced be 1,333,021 mwh to conform to current year reporting. Reclass due to PJM sales being netted with purchases.

Schedule Page: 114 Line No.: 4 Column: f

Prior year dollars were reduced by $239,002,944 to conform to current year reporting. Reclass due to PJM sales being netted with purchases.

Prior year sales were reduced by 1,333,021 mwh to conform to current year reporting. Reclass due to PJM sales being netted with purchases.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Statement of Retained Earnings for the Year

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436-439 inclusive). Show the contra primary account affected in column (b).
3. State the purpose and amount for each reservation or appropriation of retained earnings.
4. List first Account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items, in that order.
5. Show dividends for each class and series of capital stock.

Line No.	Item (a)	Contra Primary Account Affected (b)	Current Year Amount (in dollars) (c)	Previous Year Amount (in dollars) (d)
	UNAPPROPRIATED RETAINED EARNINGS			
1	Balance-Beginning of Year		254,562,260	145,940,196
2	Changes (Identify by prescribed retained earnings accounts)			
3	Adjustments to Retained Earnings (Account 439)			
3.01	Credit: Cash dividend to Conectiv		(40,000,000)	
3.02	Credit: Loss on reaquired preferred stock		(793,074)	
3.03	Credit: Subsidiary transfer to Conectiv			(2,000,000)
3.04	Credit:			
3.05	Credit:			
3.06	Credit:			
3.07	Credit:			
3.08	Credit:			
3.09	Credit:			
3.10	Credit:			
4	TOTAL Credits to Retained Earnings (Account 439) (Total of lines 3.01 thru		(40,793,074)	(2,000,000)
4.01	Debit:			
4.02	Debit:			
4.03	Debit:			
4.04	Debit:			
4.05	Debit:			
4.06	Debit:			
4.07	Debit:			
4.08	Debit:			
4.09	Debit:			
4.10	Debit:			
5	TOTAL Debits to Retained Earnings (Account 439) (Total of lines 4.01 thru 4			
6	Balance Transferred from Income (Acct 433 less Acct 418.1)		198,401,225	139,848,257
7	Appropriations of Retained Earnings (Account 436)			
7.01				
7.02				
7.03				
7.04				
7.05				
7.06				
7.07				
7.08				
7.09				
7.10				
8	TOTAL Appropriations of Retained Earnings (Account 436) (Total of lines 7.0			
9	Dividends Declared-Preferred Stock (Account 437)			
9.01	Par Value $100 per share		(3,130,838)	(4,331,682)
9.02				
9.02				
9.03	Par Value $25 per share		(613,219)	(613,219)
9.04				
9.05				
9.06				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Statement of Retained Earnings for the Year (continued)

6. Show separately the State and Federal income tax effect of items shown in Account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent; state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. At lines 3, 4, 7, 9, 11, and 15, add rows as necessary to report all data. When rows are added, the additional row numbers should follow in sequence, e.g., 3.01, 3.02, etc.

Line No.	Item (a)		Current Year Amount (in dollars) (c)	Previous Year Amount (in dollars) (d)
9.07				
9.08				
9.09				
9.10				
10	TOTAL Dividends Declared-Preferred Stock (Account 437) (Total of lines 9.01		(3,744,057)	(4,944,901)
11	Dividends Declared-Common Stock (Account 438)			
11.01	Par value $2.25 per share		(49,077,232)	(24,281,292)
11.02				
11.03				
11.04				
11.05				
11.06				
11.07				
11.08				
11.09				
11.10				
12	TOTAL Dividends Declared-Common Stock (Account 438) (Total of lines 11.01 t		(49,077,232)	(24,281,292)
13	Transfers from Account 216.1, Unappropriated Undistributed Subsidiary Earnings			
14	Balance-End of Year (Total of lines 1, 4, 5, 6, 8, 10, 12, and 13)		359,349,122	254,562,260
	APPROPRIATED RETAINED EARNINGS (Account 215)			
15.01				
15.02				
15.03				
15.04				
15.05				
15.06				
15.07				
15.08				
15.09				
15.10				
16	TOTAL Appropriated Retained Earnings (Account 215)			
	APPROPRIATED RETAINED EARNINGS-AMORTIZATION RESERVE, FEDERAL (Account 215.1)			
17	TOTAL Appropriated Retained Earnings-Amortization Reserve, Federal (Account			
18	TOTAL Appropriated Retained Earnings (Accounts 215, 215.1) (Total of lines			
19	TOTAL Retained Earnings (Accounts 215, 215.1, 216) (Total of lines 14 and 1		359,349,122	254,562,260
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)			
20	Balance-Beginning of Year (Debit or Credit)		(2,177,779)	(2,177,779)
21	Equity in Earnings for Year (Credit) (Account 418.1)			
22	(Less) Dividends Received (Debit)			
23	Other Changes (Explain)			
24	Balance-End of Year		(2,177,779)	(2,177,779)

FOOTNOTE DATA

Schedule Page: 118 Line No.: 10 Column: c

Series	Outstanding		Amount
4.00% Series	19,874	Shares	$79,496
3.70% Series	39,866	Shares	$147,504
4.28% Series	28,460	Shares	$121,809
4.56% Series	19,571	Shares	$89,244
4.20% Series	25,404	Shares	$106,697
5.00% Series	48,523	Shares	$242,615
6.75% Series	35,000	Shares	$236,250
7.75% Series ($25 Par)	316,500	Shares	$613,219
Adjustable Rate	151,200	Shares	$558,983
Auction Preferred	450,000	Shares	$1,548,240
			$3,744,057

THIS PAGE LEFT INTENTIONALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Statement of Cash Flows

1. Information about noncash investing and financing activities should be provided on page 122. Provide also on page 122 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities-Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on page 122 the amounts of interest paid (net of amounts capitalized) and income taxes paid.
4. Investing Activities: Include at Other (Line 27) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with labilities assumed on page 122. Do not include on this statement the dollar amount of leases capitalized per U.S. of A. General Instruction 20; instead provide a reconciliation of the dollar amount of leases capitalized with the plant cost on page 122.

Line No.	Description (See Instrctions for explanation of codes) (a)	Current Year Amount (b)	Previous Year Amount (c)
1	Net Cash Flow from Operating Activities		
2	Net Income (Line 72(c) on page 116)	198,401,224	139,848,257
3	Noncash Charges (Credits) to Income:		
4	Depreciation and Depletion	73,637,721	104,041,587
5	Amortization of (Specify)		
5.01	Utility Plant	4,817,080	3,841,213
5.02	Plant Acquisition Adjustments	1,251,336	1,251,336
5.03			
5.04			
5.05			
5.06			
5.07			
5.08			
5.09			
5.10			
5.11			
5.12			
5.13			
5.14			
5.15			
6	Deferred Income Taxes (Net)	(146,631,168)	66,002,217
7	Investment Tax Credit Adjustments (Net)	(1,589,581)	(2,394,814)
8	Net (Increase) Decrease in Receivables	97,027,793	20,818,926
9	Net (Increase) Decrease in Inventory	(11,349,355)	9,033,338
10	Net (Increase) Decrease in Allowances Inventory		
11	Net Increase (Decrease) in Payables and Accrued Expenses	(77,131,111)	(59,009,394)
12	Net (Increase) Decrease in Other Regulatory Assets	1,512,330	5,700,546
13	Net Increase (Decrease) in Other Regulatory Liabilities	(26,759,535)	(32,754,028)
14	(Less) Allowance for Other Funds Used During Construction	1,441,269	1,714,911
15	(Less) Undistributed Earnings from Subsidiary Companies		
16	Other: Prepayments and Taxes Accrued	83,154,570	(14,662,312)
16.01	Gain on asset Sale	(1,270,980)	1,845,488
16.02	Extraordinary Items	(126,614,156)	(12,787,555)
16.03	Other Non-cash Income & Net Increase-Other Current Asset	(6,800,235)	(16,942,139)
16.04			
16.05			
16.06			
16.07			
16.08			
16.09			
16.10			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Statement of Cash Flows (continued)

Line No.	Description (See Instrctions for explanation of codes) (a)	Current Year Amount (b)	Previous Year Amount (c)
16.11			
16.12			
16.13			
16.14			
16.15			
17	Net Cash Provided by (Used in) Operating Activities		
18	(Total of Lines 2 thru 16.?)	60,214,664	212,117,755
19			
20	Cash Flows from Investment Activities:		
21	Construction and Acquisition of Plant (including land):		
22	Gross Additions to Utility Plant (less nuclear fuel)	(86,333,269)	(107,466,911)
23	Gross Additions to Nuclear Fuel		
24	Gross Additions to Common Utility Plant		(4,446,000)
25	Gross Additions to Nonutility Plant		
26	(Less) Allowance for Other Funds Used During Construction	(1,441,269)	(1,714,911)
27	Other:		
27.01			
27.02			
27.03			
27.04			
27.05			
28	Cash Outflows for Plant (Total of lines 22 thru 27.?)	(84,892,000)	(110,198,000)
29			
30	Acquisition of Other Noncurrent Assets (d)		
31	Proceeds from Disposal of Noncurrent Assets (d)	536,758,000	44,075,000
32			
33	Investments in and Advances to Assoc. and Subsidiary Companies		
34	Contributions and Advances from Assoc. and Subsidiary Companies		
35	Disposition of Investments in (and Advances to)		
36	Associated and Subsidiary Companies		
37			
38	Purchase of Investment Securities (a)		
39	Proceeds from Sales of Investment Securities (a)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Statement of Cash Flows (continued)

5. Codes used:
   (a) Net Proceeds or payments.
   (b) Bonds, Debentures, and other long-term debt.
   (c) Include commercial paper.
   (d) Identify separate such items as investments fixed assets, intangibles, etc.
6. Enter on page 122 clarifications and explanations.
7. At lines 5, 16, 27, 47, 56, 58, and 65, add rows as necessary to report all data. Number the extra rows in sequence, 5.01, 5.02, etc.

Line No.	Description (See Instrctions for explanation of codes) (a)	Current Year Amount (b)	Previous Year Amount (c)
40	Loans Made or Purchased	(78,212,380)	(74,867,278)
41	Collections on Loans		
42			
43	Net (Increase) Decrease in Receivables		
44	Net (Increase) Decrease in Inventory		
45	Net (Increase) Decrease in Allowances Held for Speculation		
46	Net Increase (Decrease) in Payables and Accrued Expenses		
47	Other:	1,095,594	1,975,388
47.01			
47.02			
47.03			
47.04			
47.05			
47.06			
47.08			
47.09			
47.10			
48	Net Cash Provided by (Used in) Investing Activities		
49	(Total of lines 28 thru 47.?)	374,749,214	(139,014,890)
50			
51	Cash Flows from Financing Activities:		
52	Proceeds from Issuance of:		
53	Long-Term Debt (b)	59,000,000	70,140,000
54	Preferred Stock		
55	Common Stock		
56	Other: Cost of Issuances and Refinancings	(17,424,000)	(1,359,000)
56.01			
56.02			
56.03			
56.04			
56.05			
57	Net Increase in Short-term Debt (c)		
58	Other: Cash Dividend to Conectiv	(40,000,000)	
58.01			
58.02			
58.03			
58.04			
58.05			
58.06			
58.07			
58.08			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Statement of Cash Flows (continued)

Line No.	Description (See Instrctions for explanation of codes) (a)	Current Year Amount (b)	Previous Year Amount (c)
58.09			
58.10			
59	Cash Provided by Outside Sources (Total of lines 53 thru 58.?)	1,576,000	68,781,000
60			
61	Payments for Retirement of:		
62	Long-Term Debt (b)	(329,953,000)	(73,765,000)
63	Preferred Stock	(60,120,000)	
64	Common Stock		
65	Other: Principal Portion of Capital Lease Payments		(36,220,000)
65.01			
65.02			
65.03			
65.04			
65.05			
66	Net Decrease in Short-Term Debt (c)		
67			
68	Dividends on Preferred Stock	(3,480,057)	(4,765,045)
69	Dividends on Common Stock	(40,666,232)	(25,029,291)
70	Net Cash Provided by (Used in) Financing Activities		
71	(Total of lines 59 thru 69)	(432,643,289)	(70,998,336)
72			
73	Net Increase (Decrease) in Cash and Cash Equivalents		
74	(Total of line 18, 49 and 71)	2,320,589	2,104,529
75			
76	Cash and Cash Equivalents at Beginning of Year	2,104,529	
77			
78	Cash and Cash Equivalents at End of Year	4,425,118	2,104,529

Notes to Financial Statements

1. Provide important disclosures regarding the Balance Sheet, Statement of Income for the Year, Statement of Retained Earnings for the Year, and Statement of Cash Flow, or any account thereof. Classify the disclosures according to each financial statement, providing a subheading for each statement except where a disclosure is applicable to more than one statement. The disclosures must be on the same subject matters and in the same level of detail that would be required if the respondent issued general purpose financial statements to the public or shareholders.
2. Furnish details as to any significant contingent assets or liabilities existing at year end, and briefly explain any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or a claim for refund of income taxes of a material amount initiated by the utility. Also, briefly explain any dividends in arrears on cumulative preferred stock.
3. Furnish details on the respondent's pension plans, post-retirement benefits other than pensions (PBOP) plans, and post-employment benefit plans as required by instruction no. 1 and, in addition, disclose for each individual plan the current year's cash contributions. Furnish details on the accounting for the plans and any changes in the method of accounting for them. Include details on the accounting for transition obligations or assets, gains or losses, the amounts deferred and the expected recovery periods. Also, disclose any current year's plan or trust curtailments, terminations, transfers, or reversions of assets.
4. Where Account 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these item. See General Instruction 17 of the Uniform System of Accounts.
5. Explain concisely any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. Disclose details on any significant financial changes during the reporting year to the respondent or the respondent's consolidated group that directly affect the respondent's gas pipeline operations, including: sales, transfers or mergers of affiliates, investments in new partnerships, sales of gas pipeline facilities or the sale of ownership interests in the gas pipeline to limited partnerships, investments in related industries (i.e., production, gathering), major pipeline investments, acquisitions by the parent corporation(s), and distributions of capital.
7. Explain concisely unsettled rate proceedings where a contingency exists such that the company may need to refund a material amount to the utility's customers or that the utility may receive a material refund with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects and explain the major factors that affect the rights of the utility to retain such revenues or to recover amounts paid with respect to power and gas purchases.
8. Explain concisely significant amounts of any refunds made or received during the year resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and summarize the adjustments made to balance sheet, income, and expense accounts.
9. Explain concisely only those significant changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

Page 122, Items 1 and 2-These financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission (FERC) as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than Generally Accepted Accounting Principles (GAAP). The principle differences between the FERC requirements and GAAP are as follows:

Utility Operating Revenues are reflected in FERC account 400. Published financial statements include unregulated power marketing and other unregulated activity, which are recorded as non-utility operating income for FERC purposes.

Utility Operations Expense is reflected in account 401. In published financial statements expenses related to the above unregulated revenue is recorded as an expense in non utility operating income for FERC purposes.

Interest on Long Term Debt is reflected in account 427. In published financial statements, reclassification was made for interest expense paid to the subsidiary trust wholly owned by the respondent, which when consolidated are reflected as preferred Dividends of Subsidiary Trusts.

The amortization period over which the company recovers the acquisition adjustment and deferred purchase power contract related to its acquisition of Conowingo in 1995 is different for GAAP and FERC reporting. For GAAP purposes the acquisition adjustment and deferred purchase power contract are amortized over 40 years. For FERC, the deferred purchase power contract is amortized over 10 years and the acquisition adjustment is amortized over 27 years.

In addition, since the special purpose of these financial statements is to comply with the FERC Form 1 reporting requirements, they do not include presentation of comparative statements of retained earnings and cash flows for the year ended December 31,2001.

Page 122, Items 3 through 5-not applicable.

Page 122, Item 6-Notes to the Consolidated Financial Statements of Respondent's Annual Report Form 10-K to the Securities and Exchange Commission follow on page 123.1.

DELMARVA POWER & LIGHT COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. FINANCIAL STATEMENT PRESENTATION

DPL is a subsidiary of Conectiv, which is a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA). On March 1, 1998, Conectiv was formed (the 1998 Merger) through an exchange of common stock with DPL and Atlantic Energy, Inc.

On February 9, 2001, the Boards of Directors of Conectiv and Potomac Electric Power Company (Pepco) approved an Agreement and Plan of Merger under which Pepco will acquire Conectiv for a combination of cash and stock and Conectiv and Pepco will become wholly owned subsidiaries of Pepco Holdings Inc. (Conectiv/Pepco Merger). The Conectiv/Pepco Merger was approved by the stockholders of Conectiv and Pepco during 2001 . Management currently expects the Conectiv/Pepco Merger to close in the second quarter of 2002, subject to timely receipt of various statutory and regulatory approvals.

DPL is a public utility which supplies and delivers electricity and natural gas to its customers under the trade name Conectiv Power Delivery. DPL delivers electricity to approximately 479,000 regulated customers through its transmission and distribution systems and also supplies electricity to most of its electricity delivery customers, who have the option of choosing an alternative supplier. DPL's regulated electric service territory is located on the Delmarva Peninsula (Delaware and portions of Maryland and Virginia). DPL's electric service area encompasses about 6,000 square miles and has a population of approximately 1.2 million.

DPL provides regulated gas service (supply and/or delivery) to approximately 113,000 customers located in a service territory that covers about 275 square miles with a population of approximately 500,000 in New Castle County, Delaware. DPL also sells gas off-system and in markets that are not subject to price regulation.

The divestiture of the electric generating plants of DPL was completed on June 22, 2001 with the sale of the ownership interests of DPL in various electric generating plants that had 954 megawatts (MW) of capacity. The divestiture of the electric generating plants of DPL started in 2000. DPL contributed electric generating plants with 1,501 MW of capacity to Conectiv on July 1, 2000, in connection with the formation of Conectiv Energy Holding Company (CEH), which has subsidiaries engaged in non-regulated electricity production, energy trading and marketing. Divestiture of the electric generating plants also included the sale of DPL's ownership interests in nuclear electric generating plants (331 MW) on December 29, 2000.

Prior to the formation of CEH on July 1, 2000, DPL's business activities included trading electricity and natural gas and the sale of electricity produced by non-regulated electric generating units. The transition of these activities from DPL to CEH and its subsidiaries occurred during the latter-half of 2000.

Regulation of Utility Operations

Certain aspects of DPL's utility businesses are subject to regulation by the Delaware and Maryland Public Service Commissions (DPSC and MPSC, respectively), the Virginia State Corporation Commission (VSCC), and the Federal Energy Regulatory Commission (FERC). Excluding sales not subject to price regulation, the percentages of retail electric and gas utility operating revenues regulated by each state regulatory commission for 2001, were as follows: DPSC, 66.6%; MPSC, 30.2%; and VSCC, 3.2%. Wholesale sales and the transmission of electricity and gas are subject to FERC regulation. Retail gas sales are subject to regulation by the DPSC.

As discussed in Note 7 to the Consolidated Financial Statements, DPL's electricity generation business was restructured in the latter half of 1999, pursuant to enactment of Delaware and Maryland electric restructuring legislation and the issuance of restructuring orders by the DPSC and MPSC. Based on these orders, DPL determined that the requirements of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71) no longer applied to its electricity generation business and an extraordinary charge to 1999 earnings resulted, as discussed in Note 6 to the Consolidated Financial Statements.

DPL's electric delivery business and retail gas business are subject to the requirements of SFAS No. 71. When utility revenues are insufficient to recover current period expenses from customers, regulatory commissions may provide for future recovery from customers of such current period expenses. When future recovery is probable for current under-recoveries of utility expenses, the expenses are deferred as regulatory assets and subsequently recognized in the Consolidated Statement of Income during the period the expenses are recovered from customers. Similarly, regulatory liabilities may also be created due to the economic impact of an action taken by a regulatory commission.

The amount recognized in the Consolidated Statements of Income for the cost of gas purchased to supply DPL's regulated gas customers is adjusted to the amount included in customer billings for such costs since customer rates are periodically adjusted to reflect amounts actually paid by DPL for purchased gas. A regulatory asset is recorded for under-collections from customers and a liability is recorded for over-collections from customers, which are both classified as „deferred energy supply costs" on the Consolidated Balance Sheets.

Refer to Note 10 to the Consolidated Financial Statements for information about regulatory assets and liabilities arising from the financial effects of rate regulation.

Financial Statement Presentation

The Consolidated Financial Statements include the accounts of DPL's wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

The 2000 gain on the sale of DPL's interests in nuclear electric generating plants was reclassified to operating revenues from operating expenses to conform with the presentation of the 2001 gain on sale of electric generating plants. Certain other reclassifications of prior period data have been made to conform with the current presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Revenues

DPL recognizes revenues for the supply and delivery of electricity and gas upon delivery to the customer, including amounts for services rendered, but not yet billed. Similarly, revenues from "Other services" are recognized when services are performed or products are delivered.

"Other services" revenues include certain non-regulated services provided by DPL to its customers and rental income for administrative facilities owned by DPL which are used by Conectiv's service company. (Revenues from non-regulated electricity and gas sales are included in "Electric" revenues and "Gas" revenues, respectively.)

Derivative Instruments

As of December 31, 2001 and 2000, DPL held derivative instruments (futures, options, swap agreements, and forward contracts) solely for the purpose of limiting regulated gas customers exposure to commodity price uncertainty.

DPL implemented the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended, effective January 1, 2001. SFAS No. 133 established accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires all derivative instruments, within the scope of the statement, to be recognized as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives that are not hedges, under SFAS No. 133, are recognized in earnings. DPL's derivative instruments associated with the regulated gas supply business are not designated as hedges under SFAS No. 133; however, because gains and losses on these derivative instruments are included in rates charged to regulated gas customers, the provisions of SFAS No. 71 apply and earnings are not affected. The initial effects of adopting SFAS No. 133 were recognition of a $14.4 million asset for the fair value of the derivative instruments and a $14.4 million regulatory liability for the effects of regulation.

Prior to the transfer on July 1, 2000 of certain electric generating plants and energy-trading activities to Conectiv, DPL used derivative instruments in connection with energy commodity trading and sales of the electricity produced by non-regulated electric generating plants. Energy trading activities were recorded on a gross basis, with sales reported as revenues and purchases included in operating expenses. DPL's operating results for 2000 and 1999 include the following net trading gains / (losses):

Energy Commodity	2000	1999
	(Dollars in Millions)	
Electricity	$ 1.2	$ 6.0
Natural gas	(2.1)	5.0
Total	$ (0.9)	$ 11.0

During 1999-2000, realized gains and losses related to derivative hedging instruments were deferred, as deferred credits or current assets, and then recognized in operating results when the underlying transaction occurred. If, subsequent to being hedged, the underlying transaction was no longer likely to occur or the hedge was no longer effective, the gain or loss on the related derivative was recognized in operating results.

The cash flows from derivatives are included in the "Cash Flows from Operating Activities" section of the Consolidated Statements of Cash Flows.

Depreciation Expense

The annual provision for depreciation on utility property is computed on the straight-line basis using composite rates by classes of depreciable property. Accumulated depreciation is charged with the cost of depreciable property retired, including removal costs less salvage and other recoveries. The relationship of the annual provision for depreciation for financial accounting purposes to average depreciable property was 3.4% for 2001, 3.4% for 2000, and 3.5% for 1999. For periods prior to the sale of the ownership interests of DPL in nuclear electric generating plants on December 29, 2000, depreciation expense includes a provision for the estimated cost of decommissioning nuclear power plant reactors based on amounts billed to customers for such costs.
Non-utility property is generally depreciated on a straight-line basis over the useful lives of the assets.

Interest Expense

The amortization of debt discount, premium, and expense, including deferred debt extinguishment costs associated with the regulated electric and gas transmission and distribution businesses, is included in interest expense.

Income Taxes

The Consolidated Financial Statements include current and deferred income taxes. Current income taxes represent the amounts of tax expected to be reported on DPL's federal and state income tax returns. Deferred income taxes are discussed below.

Deferred income tax assets and liabilities represent the tax effects of temporary differences between the financial statement and tax bases of existing assets and liabilities and are measured using presently enacted tax rates. The portion of DPL's deferred tax liability applicable to its utility operations that has not been recovered from utility customers represents income taxes recoverable in the future and is shown on the Consolidated Balance Sheets as "Deferred recoverable income taxes".

Deferred income tax expense generally represents the net change during the reporting period in the net deferred tax liability and deferred recoverable income taxes.

Investment tax credits from utility plant purchased in prior years are reported on the Consolidated Balance Sheets as "Deferred investment tax credits". These investment tax credits are being amortized to income over the useful lives of the related utility plant.

Cash Equivalents

In the Consolidated Financial Statements, DPL considers highly liquid marketable securities and debt instruments purchased with a maturity of three months or less to be cash equivalents. Investments in Conectiv's "money pool", which Conectiv subsidiaries may invest in, or borrow from, are considered cash equivalents.

Utility Plant

The December 31, 2000 balances for electric generating plants that became impaired as a result of the restructuring of the electric utility industry in 1999 are stated at the estimated fair value of the plants at the time of restructuring, based on amounts included in agreements for the sales of the plants. These electric generating plants, as discussed above, were sold during 2001. The balances of all other property, plant and equipment, which is primarily electric transmission and distribution property, are stated at original cost.

Utility plant is generally subject to a first mortgage lien.

Allowance for Funds Used During Construction and Capitalized Interest

Effective in the third quarter of 1999, the cost of financing the construction of electric generation plant is capitalized in accordance with SFAS No. 34, "Capitalization of Interest Cost".

Allowance for Funds Used During Construction (AFUDC) is included in the cost of utility plant and represents the cost of borrowed and equity funds used to finance construction. In the Consolidated Statements of Income, the borrowed funds component of AFUDC is reported as a reduction of interest expense and the equity funds component of AFUDC is reported as other income. AFUDC was capitalized on utility plant construction at the rates of 8.6% in 2001, 8.5% in 2000, and 8.8% in 1999.

Goodwill

DPL amortizes goodwill arising from business acquisitions over the shorter of the estimated useful life or 40 years. All goodwill as of December 31, 2001 had a 40 year life. The amount of goodwill amortized to expense was $2.0 million in 2001, 2000 and 1999. For information about changes in the accounting for goodwill which become effective in 2002, see "New Accounting Standards", below.

Deferred Debt Extinguishment Costs

The costs of debt extinguishment for which recovery through regulated utility rates is probable are deferred and subsequently amortized to interest expense during the rate recovery period. Other debt extinguishment costs are accounted for in accordance with SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", which requires such costs to be expensed.

New Accounting Standards

On July 20, 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", and SFAS No. 142, „Goodwill and Other Intangible Assets." SFAS No. 141 requires that business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and does not permit the use of the pooling of interests method of accounting for business combinations. Under SFAS No. 142, goodwill that has not been included in the rates of a regulated utility subject to SFAS No. 71 will no longer be amortized. Intangible assets other than goodwill which have finite useful lives will continue to be amortized under SFAS No. 142. Goodwill and other intangible assets will be tested periodically for impairment. If an impairment occurs, then a charge to earnings would result. An impairment of goodwill that results from adoption of SFAS No. 142 will be recognized as the cumulative effect of a change in accounting principle. Under SFAS No. 142, historical operating results will not be restated; instead pro forma earnings, adjusted to exclude goodwill amortization, will be disclosed. SFAS No. 142 will be effective January 1, 2002 for companies with a calendar fiscal year, including DPL.

DPL expects that adoption of SFAS No. 141 will not materially affect its financial position or results of operations. DPL expects that adoption of SFAS No. 142 will result in a decrease in the amount of goodwill amortization expense from $2.0 million per year to $0.8 million per year, which represents amortization of the goodwill that has been included in DPL's utility rates.

On August 9, 2001, the FASB issued SFAS No. 143, "Accounting For Asset Retirement Obligations", which establishes the accounting requirements for asset retirement obligations (ARO) associated with tangible long-lived assets. If a legal obligation for an ARO exists, then SFAS No. 143 requires recognition of a liability, capitalization of the cost associated with the ARO, and allocation of the capitalized cost to expense. The initial measurement of an ARO is based on the fair value of the obligation, which may result in a gain or loss upon the settlement of the ARO. If the requirements of SFAS No. 71 are met, a regulated entity shall also recognize a regulatory asset or liability for timing differences between financial reporting and rate-making in the recognition of the period costs associated with an ARO. SFAS No. 143 will be effective January 1, 2003 for companies with a calendar fiscal year, including DPL. Upon adoption of SFAS No. 143, the difference between the net amount recognized in the balance sheet under SFAS No. 143 and the net amount previously recognized in the balance sheet will be recognized as the cumulative effect of a change in accounting principle. DPL is currently evaluating SFAS No. 143 and cannot predict the impact that this standard may have on its financial position or results of operations; however, any such impact could be material.

On October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens discontinued operations to include more disposal transactions. Under SFAS No. 144, operating losses of discontinued operations are recognized in the period in which they occur; future operating losses are not accrued upon discontinuation of the business operation. SFAS No. 144 became effective on January 1, 2002. DPL does not expect the adoption of SFAS No. 144 will materially affect its financial position or results of operations.

NOTE 2. RELATED PARTY PURCHASES AND SALES

DPL's operating expenses and revenues include amounts for transactions with other Conectiv subsidiaries. DPL purchased electric energy, electric capacity and natural gas from Conectiv subsidiaries in the amounts of $149.0 million for 2001 and $101.7 million for 2000. No purchases of energy from other Conectiv subsidiaries occurred during 1999. DPL also sold natural gas and electricity and leased certain assets to other Conectiv subsidiaries. Amounts included in operating revenues for these transactions are as follows: 2001- $19.3 million; 2000—$33.7 million; 1999—$48.6 million.

DPL had a contract with Conectiv Energy Supply, Inc. (CESI), a Conectiv subsidiary, which provided a fixed price for substantially all of DPL's electric energy and capacity needs for the period April 1, 2001 through August 31, 2001. Effective September 1, 2001, DPL entered into an agreement with CESI under which DPL purchases from CESI the electricity required for DPL to fulfill its obligation to supply customers who have not chosen an alternative supplier (default service). In connection with the agreement, CESI assumed the rights and obligations that DPL had under agreements to purchase electricity on a long-term basis. DPL's contract with CESI extends until June 30, 2004. The pricing of the electricity purchased under the contract was structured with the intent to transfer the risk, or reward, associated with DPL's default service business to CESI. As of December 31, 2001, CESI's sources of electricity supply include 2,224 MW of generating capacity, through affiliated subsidiaries, 1,300 MW of capacity under long-term purchased power agreements, and short-term purchased power arrangements.

For information concerning DPL's contribution of electric generating plants and certain other assets and liabilities to Conectiv, see "Contribution of Electric Generating Plants to Conectiv in 2000" in Note 8 to the Consolidated Financial Statements.

NOTE 3. SUPPLEMENTAL CASH FLOW INFORMATION

Cash Paid During the Year

	2001	2000	1999
	(Dollars in Thousands)		
Interest, net of capitalized amounts	$ 67,930	$ 74,722	$ 74,367
Income taxes, net of refunds	$ 110,974	$ 33,213	$ 55,463

Non-cash Investing and Financing Transaction

The Consolidated Statement of Cash Flows for 2000 excludes the assumption of DPL's former nuclear decommissioning liability by the purchasers of the ownership interests of DPL in nuclear electric generating plants and also excludes the transfer of nuclear decommissioning trust funds to the purchasers. The nuclear decommissioning trust funds which were transferred had a fair value of approximately $68.0 million. For information about the sale of the ownership interests of DPL in nuclear electric generating plants, refer to Note 8 to the Consolidated Financial Statements.

The 2000 Consolidated Statement of Cash Flows excludes the non-cash transaction for DPL's contribution of electric generating plants to Conectiv. See "Contribution of Electric Generating Plants to Conectiv in 2000" in Note 8 to the Consolidated Financial Statements for additional information.

NOTE 4. INCOME TAXES

DPL, as a subsidiary of Conectiv, is included in the consolidated federal income tax return of Conectiv. Income taxes are allocated to DPL based upon the taxable income or loss, determined on a separate return basis.

Components of Consolidated Income Tax Expense

	2001	2000	1999
	(Dollars in Thousands)		
Operations			
Federal: Current.	$ 153,081	$ 10,191	$ 54,710
Deferred	(35,623)	58,907	26,289
State: Current.	41,073	3,885	11,092
Deferred	(10,720)	15,310	5,789
Investment tax credit adjustments, net (1)	(6,001)	(6,783)	(2,559)
	141,810	81,510	95,321
Extraordinary Item			
Federal: Current.	(1,503)	—	—

Deferred	—	—	(124,117)
State: Current	(382)	—	—
Deferred	—	—	(23,663)
	(1,885)	—	(147,780)
Total Income Tax Expense	$ 139,925	$ 81,510	$ (52,459)

(1) Includes a $4.4 million credit in 2001 and a $4.4 million credit in 2000 which resulted from recognition of deferred investment tax credits in connection with sale of the ownership interests of DPL in electric generating plants, as discussed in Note 8 to the Consolidated Financial Statements.

Reconciliation of Effective Income Tax Rate

The amount computed by multiplying „Income before income taxes and extraordinary item" by the federal statutory rate is reconciled below to income tax expense on operations (which excludes amounts applicable to the extraordinary item).

	2001		2000		1999	
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in Thousands)					
Statutory federal income tax expense	$ 120,827	35 %	$ 78,164	35 %	$ 83,125	35 %
Increase (decrease) due to:						
State income taxes, net of federal tax benefit	19,863	6	12,477	6	10,973	5
Investment tax credit amortization	(6,001)	(2)	(6,783)	(3)	(2,559)	(1)
Other, net	7,121	2	(2,348)	(1)	3,782	1
Income tax expense on operations	$ 141,810	41 %	$ 81,510	37 %	$ 95,321	40 %

Components of Deferred Income Taxes

The tax effects of temporary differences that give rise to DPL's net deferred tax liability are shown below. There were no valuation allowances for deferred tax assets as of December 31, 2001 and December 31, 2000.

	As of December 31, 2001	2000
	(Dollars in Thousands)	
Deferred Tax Liabilities		
Plant basis differences	$ 222,937	$ 278,495
Deferred recoverable income taxes	37,386	37,293
Prepaid pension costs	71,740	64,234
Other	35,201	43,493
Total deferred tax liabilities	367,264	423,515
Deferred Tax Assets		
Deferred investment tax credits	7,810	9,756
Above-market purchased energy contracts and other electric restructuring liabilities	33,901	41,464
Other	33,345	29,653

Total deferred tax assets		75,056		80,873
Total net deferred tax liability	$	292,208	$	342,642

NOTE 5. SPECIAL CHARGES

DPL's operating results for 1999 include "Special charges" of $10.5 million before taxes ($6.4 million after taxes) primarily for costs of employee separations and certain other non-recurring items.

NOTE 6. EXTRAORDINARY ITEM

Extraordinary Charge in 2001

During the third quarter of 2001, DPL repaid $253.7 million of long-term debt and refinanced $59.0 million of long-term bonds, as discussed in Note 14 to the Consolidated Financial Statements. The estimated portion of debt extinguishment costs which may not be recoverable through utility rates was charged to earnings as an extraordinary item of $2.8 million, after $1.9 million of income taxes.

Extraordinary Charge in 1999

As discussed in Note 7 to the Consolidated Financial Statements, DPL received electric utility industry restructuring orders during the latter-half of 1999 from the DPSC and MPSC. Among other things, the restructuring orders provided for customer choice of electricity suppliers, rate decreases, and quantification of the recovery through customer rates of the uneconomic portion of assets and long-term contracts that resulted from restructuring (stranded costs). As a result, DPL discontinued applying SFAS No. 71 to its electricity generation business and applied the requirements of SFAS No. 101, "Regulated Enterprises—Accounting for the Discontinuation of Application of FASB Statement No. 71" (SFAS No. 101) and Emerging Issues Task Force (EITF) Issue No. 97-4, "Deregulation of the Pricing of Electricity—Issues Related to the Application of FASB Statements No. 71 and No. 101" (EITF 97-4).

Pursuant to the requirements of SFAS No. 101 and EITF 97-4, DPL recorded an extraordinary charge in 1999, which reduced earnings by $253.6 million, net of income taxes of $147.8 million. The portion of the extraordinary charge related to impaired assets was determined in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of" (SFAS No. 121). The 1999 extraordinary charge primarily resulted from impaired nuclear electric generating plants and certain other assets, uneconomic energy contracts, and other effects of deregulation requiring loss recognition. The impairment amount for nuclear electric generating plants was determined based on proceeds under agreements for the sale of the nuclear electric generating plants, which are discussed in Note 8 to the Consolidated Financial Statements. The extraordinary charge was decreased by the regulatory asset established for the amount of stranded costs expected to be recovered through regulated electricity delivery rates.

The details of the 1999 extraordinary charge are shown in the following table.

Items Included in the 1999 Extraordinary Charge		Millions of Dollars
(a) The net book value of nuclear electric generating plants and related assets including inventories were written-down due to impairment.	$	(253.3)
(b) The net present value of water-supply capacity leased from the Merrill Creek Reservoir in excess of the electric		

generating plants' requirements was expensed. (See note below.)		(41.9)
(c) The net present value of expected losses under uneconomic energy contracts, primarily for the purchase of electricity and gas at above-market prices, was expensed. (See note below.)		(99.0)
(d) Generation-related regulatory assets and certain other utility assets impaired from deregulation were written-off. Also, various liabilities resulting from deregulation were recorded.		(51.5)
(e) Regulatory assets were established for the amount of stranded costs expected to be recovered through regulated electricity delivery rates.		44.3
Total pre-tax extraordinary charge		(401.4)
Income tax benefit		147.8
Total extraordinary charge, net of income taxes	$	(253.6)

Note to item (b) and item (c) above:

A 10% discount rate was used to compute the net present values in items (b) and (c) above, and was determined based on DPL's cost of capital and the risk inherent in the cash flows associated with these particular items. For item (b), the excess portion of the Merrill Creek Reservoir water-supply capacity was determined primarily based on an engineering study. For item (c), the expected losses under uneconomic energy contracts were attributed primarily to the excess of contract purchase prices for energy and capacity over PJM Interconnection forward prices during the remaining period of the contracts.

NOTE 7. REGULATORY MATTERS

Delaware

In August 1999, the DPSC issued an order that approved DPL's plan for complying with the Electric Utility Restructuring Act of 1999 (Delaware Act), which restructured the electric utility industry in Delaware. In connection with the restructuring, all retail electric customers of DPL obtained the option to choose an alternative electricity supplier by October 2000. The Delaware Act requires DPL to be the provider of default service to customers who do not choose an alternative electricity supplier for the 3 years ending September 30, 2002 for non-residential customers and the 4 years ending September 30, 2003 for residential customers. Effective October 1, 1999, the restructuring resulted in a 7.5% decrease in DPL's Delaware residential electric rates, which reduced revenues $17.5 million on an annual basis. In addition, DPL agreed to keep residential and non-residential rates at their October 1, 1999 levels until September 30, 2003 and September 30, 2002, respectively.

Under the terms of a settlement agreement related to the Conectiv/Pepco Merger, which the DPSC voted to approve March 19, 2002, retail electric rates will be increased approximately $4.4 million on an annual basis, effective October 1, 2003. In general, retail electric rates in effect on October 1, 2003 are to remain unchanged through May 1, 2006, although the settlement agreement provides some mechanisms for rate changes in special circumstances. The settlement agreement also provides that DPL will continue providing default electricity supply service to customers until May 1, 2006. All provisions of the settlement agreement are contingent upon the closing of the Conectiv/Pepco Merger.

Maryland

In October 1999, the MPSC issued an order that approved a settlement agreement for implementing the provisions of the Electric Customer Choice and Competition Act of 1999 (the Maryland Act), which restructured the electric utility industry in Maryland. In connection with the restructuring, all of DPL's Maryland retail customers could elect to choose an alternative electricity supplier beginning July 1, 2000. The settlement agreement provided for DPL to be the default service supplier to customers who do not choose an alternative electricity supplier during the 3 years ending July 1, 2003 for non-residential customers and the 4 years ending July 1, 2004 for residential customers. Prior to July 1, 2003, the MPSC is expected to determine how default service will be supplied after termination of DPL's initial default service periods. Effective July 1, 2000, the restructuring also resulted in a 7.5% decrease in DPL's Maryland residential electric rates, which reduced revenues $12.5 million on an annual basis. In addition, DPL agreed to keep residential and non-residential rates at their July 1, 2000 levels until June 30, 2004 and June 30, 2003, respectively.

Under the terms of a settlement agreement related to the Conectiv/Pepco Merger, which is awaiting MPSC approval, retail electric rates for electricity distribution are to be capped (not permitted to increase) through December 31, 2006 and DPL is to file certain information with the MPSC by December 1, 2003 in order to determine if a rate decrease is warranted. Also, delivery rates for non-residential customers will be decreased by approximately $5.6 million, effective July 1, 2003. The settlement agreement does not address electricity supply rates for periods on and after July 1, 2003 for non-residential customers or on and after July 1, 2004, for residential customers. All provisions of the settlement agreement are contingent upon the closing of the Conectiv/Pepco Merger.

Virginia

On December 21, 2001, the VSCC approved DPL's proposal to offer choice of electricity suppliers to all of its retail Virginia customers as of January 1, 2002.

NOTE 8. DIVESTITURE OF ELECTRIC GENERATING PLANTS

The divestiture of the electric generating plants of DPL, which began in 2000, was completed on June 22, 2001 with the sale of the ownership interests of DPL in various electric generating plants that had 954 MW of capacity. As a result of the divestiture, DPL's principal business is the transmission and distribution of electricity, and DPL supplies the load requirements of its default electric service customers entirely with purchased power.

Sales of Electric Generating Plants Completed in 2001

On June 22, 2001, DPL's ownership interests in various electric generating plants, which had a net book value of approximately $247 million and electric generating capacity of 954 MW, were sold to NRG Energy, Inc. (NRG) for approximately $528.2 million. The sales proceeds are subject to final adjustments for inventory and other items. As a result of these sales, DPL's results of operations for 2001 include a gain of $221.2 million before taxes ($129.4 million after taxes). The $221.2 million before-tax gain is included in operating revenues in the 2001 Consolidated Statement of Income.

Sales of Electric Generating Plants Completed in 2000

On December 29, 2000, DPL sold for $32.5 million its 7.51% (164 MW) interest in Peach Bottom Atomic Power Station and 7.41% (167 MW) interest in Salem Nuclear Generating Station and the related nuclear fuel to the utilities that operate the plants. DPL's trust funds and obligation for decommissioning the plants were transferred to the purchasers in conjunction with the sale. The net assets sold had a carrying value of $15.1 million, which reflects a write-down in 1999 related to discontinuing SFAS No. 71. DPL used $25.6 million of the proceeds to repay the lease obligations related to the nuclear fuel. A gain of $16.6 million before income taxes ($12.8 million after income taxes) resulted from these sales, which is included in operating revenues in the 2000 Consolidated Statement of Income.

Contribution of Electric Generating Plants to Conectiv in 2000

Effective July 1, 2000, DPL contributed at book value its ownership interests in electric generating plants (1,501 MW of capacity) and related transmission equipment, inventories, other assets and liabilities to a wholly-owned subsidiary (Conectiv Delmarva Generation, Inc., or CDG). DPL then contributed CDG to Conectiv in conjunction with the formation of an energy-holding company by Conectiv, which is engaged in non-regulated electricity production and sales, and energy trading and marketing. The contribution of CDG to Conectiv resulted in a $316.3 million decrease in the additional paid-in capital portion of DPL's common stockholder's equity.

NOTE 9. TERMINATION OF MEMBERSHIP IN MUTUAL INSURANCE COMPANY

Prior to February 19, 2001, DPL was a member of NEIL, which is a nuclear industry mutual insurance company that provides replacement power cost coverage in the event of a major accidental outage at a nuclear power plant. NEIL members that sold their interests in nuclear electric generating plants on or before December 31, 2000 could elect prior to February 28, 2001 to receive cash for their member account balances. DPL sold its ownership interests in nuclear electric generating plants on December 29, 2000 and elected to terminate its NEIL membership on February 19, 2001. As a result of DPL's NEIL membership termination, DPL received $16.3 million ($9.8 million after taxes), which is classified as a credit in DPL's operation and maintenance expenses for 2001.

NOTE 10. REGULATORY ASSETS AND LIABILITIES

The electric and gas delivery businesses of DPL are subject to the requirements of SFAS No. 71. When utility revenues are insufficient to recover current period expenses from customers, regulatory commissions may provide for future recovery from customers of such current period expenses. When future recovery is probable for current under-recoveries of utility expenses, the expenses are deferred as regulatory assets and subsequently recognized in the Consolidated Statement of Income during the period the expenses are recovered from customers. Similarly, regulatory liabilities may also be created due to the economic impact of an action taken by a regulatory commission.

The table below displays the regulatory assets and liabilities as of December 31, 2001 and December 31, 2000.

The balances of the various regulatory assets and liabilities are displayed below.

Regulatory Assets	December 31, 2001	December 31, 2000
	(Millions of Dollars)	
Current Assets		
Deferred energy supply costs	$ 25.5	$ 7.7
Deferred Charges and Other Assets		
Deferred recoverable income taxes	65.7	70.8
Other non-current regulatory assets		
Recoverable stranded costs	14.5	29.3
Deferred debt extinguishment costs	19.9	8.2
Other	1.8	5.8
	36.2	43.3
Total regulatory assets	$ 127.4	$ 121.8

Deferred Energy Supply Costs: See "Regulation of Utility Operations" in Note 1 to the Consolidated Financial Statements.

Deferred Recoverable Income Taxes: Represents the portion of deferred income tax liabilities applicable to DPL's utility operations that has not been reflected in current customer rates for which future recovery is probable. As temporary differences between the financial statement and tax bases of assets reverse, deferred recoverable income taxes are amortized.

Recoverable Stranded Costs: Represents remaining amounts to be collected from regulated delivery customers for stranded costs which resulted from deregulation of the electricity supply business in 1999.

Deferred Debt Extinguishment Costs: The costs of debt extinguishment costs for which recovery through regulated utility rates is probable are deferred and subsequently amortized to interest expense during the rate recovery period.

NOTE 11. COMMON STOCKHOLDER'S EQUITY

Conectiv owns all 1,000 outstanding shares of DPL's common stock ($2.25 par value per share).

For information concerning changes in DPL's common stockholder's equity during 2001, 2000, and 1999, see the Statement of Changes in Common Stockholder's Equity.

DPL's certificate of incorporation requires payment of all preferred dividends in arrears (if any) prior to payment of common dividends to Conectiv, and has certain other limitations on the payment of common dividends. DPL's certificate of incorporation contains limitations on the cash dividends DPL can pay to Conectiv if DPL's common stockholder's equity was less than 25% of DPL's total capitalization. As of December 31, 2001, DPL's common stockholder's equity represented 40.5% of DPL's total capitalization.

As a subsidiary of a registered holding company under PUHCA, DPL can pay dividends only to the extent of its retained earnings unless SEC approval is obtained.

NOTE 12. PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION

DPL has $1, $25, and $100 par value per share preferred stock for which 10,000,000, 3,000,000, and 1,800,000 shares are authorized, respectively. Dividends on DPL preferred stock are cumulative. No shares of the $1 par value per share preferred stock are outstanding. Shares outstanding for each series of the $25 and $100 par value per share preferred stock are listed below under "Preferred Stock Not Subject to Mandatory Redemption".

Series	*Current* Redemption Price	*Shares Outstanding* 2001	2000	*Amount* 2001 (Dollars in Thousands)	2000
$25 per share par value, 7 ¾%	(1)	316,500	316,500	$ 7,913	$ 7,913
$100 per share par value					
3.70%-5%	$103.00-$105.50	181,698	181,698	18,170	18,170
6 ¾%	(2)	35,000	35,000	3,500	3,500
Adjustable rate (3)	$ 100	—	151,200	—	15,120
Auction rate (4)	$ 100	—	450,000	—	45,000
				$ 29,583	$ 89,703

(1) Redeemable beginning September 30, 2002, at $25 per share.

(2) Redeemable beginning November 1, 2003, at $100 per share.

(3) During the latter-half of 2001, DPL paid $14.91 million to repurchase all 151,200 shares of its Adjustable Rate Preferred Stock which had a par value of $15.12 million ($100 par value per share). The average dividend rates for the Adjustable Rate Preferred Stock were 5.5% during 2001 and 5.5% during 2000.

(4) On September 6, 2001, DPL paid $45.0 million to purchase all 450,000 outstanding shares of its Auction Rate Preferred Stock for par value of $100 per share. The average dividend rates for the Auction Rate Preferred Stock were 4.2% during 2001 and 5.1% during 2000.

NOTE 13. COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY COMPANY DEBENTURES

DPL has a wholly owned financing subsidiary trust that has common and preferred trust securities outstanding and holds Junior Subordinated Debentures (the Debentures) of DPL. DPL owns all of the common securities of the trust, which constitute approximately 3% of the liquidation amount of all of the trust securities issued by the trust. The trust uses interest payments received on the Debentures, which are the trust's only assets, to make cash distributions on the trust securities. DPL's obligations pursuant to the Debentures and guarantees of distributions with respect to the trust's securities, to the extent the trust has funds available therefor, constitute full and unconditional guarantees of the obligations of the trust under the trust securities the trusts have issued.

As of December 31, 2001 and 2000, the trust had $70 million of 8.125% Cumulative Trust Preferred Capital Securities outstanding, representing 2,800,000 trust preferred securities with a stated liquidation value of $25 per security.

For consolidated financial reporting purposes, the Debentures are eliminated in consolidation against the trust's investment in the Debentures. The preferred trust securities are subject to mandatory redemption upon payment of the Debentures at maturity or upon redemption. The Debentures mature in 2036. The Debentures are subject to redemption, in whole or in part, at the option of DPL, at 100% of their principal amount plus accrued interest, after an initial period during which they may not be redeemed and at any time upon the occurrence of certain events.

NOTE 14. DEBT

Maturities of long-term debt and sinking fund requirements during the next five years are as follows: 2002—$75.5 million; 2003—$87.2 million; 2004—$7.0 million; 2005—$2.7 million; and 2006—$22.9 million.

On behalf of DPL, the Delaware Economic Development Authority issued $59.0 million of long-term bonds on May 11, 2001, and loaned the proceeds to DPL. The bonds issued included $24.5 million of variable rate (set by auction procedures) Exempt Facilities Refunding Revenue Bonds, due May 1, 2031, and $34.5 million of 4.9% Pollution Control Refunding Revenue Bonds, subject to mandatory tender on May 1, 2011 and due May 1, 2026. All of the bonds which were issued are not secured by a mortgage or security interest in property of DPL. On July 2, 2001, the proceeds from the bonds issued and additional cash were used to refund $59.0 million of long-term bonds, with a 7.2% average interest rate and maturity dates in 2018 and 2021, at 102% of their principal amounts.

On June 1, 2001, DPL redeemed $1.7 million of 6.95% Amortizing First Mortgage Bonds.

Excluding the $59.0 million of bonds that DPL refunded on July 2, 2001, DPL repaid $253.7 million of long-term debt during the third quarter of 2001. The $253.7 million of long-term debt repurchased included $192.2 million of Medium Term Notes, with maturity dates from 2005 to 2027 and an 8.0% average interest rate, and $61.5 million of First Mortgage Bonds, with maturity dates from 2003 to 2022 and an 8.1% average interest rate.

On November 6, 2001, DPL redeemed $15 million of 8.96% Medium Term Notes that were scheduled for maturity in 2021.

DPL has a $105 million revolving credit facility that expires January 31, 2003 and supports its variable rate demand bonds ($104.8 million). DPL's credit facility contains financial and other covenants which, if not met, could result in the acceleration of repayment obligations under the facility or restrict DPL's ability to borrow under the credit facility. The credit facility requires a ratio of total indebtedness to total capitalization of 65% or less. As of December 31, 2001, the ratio was 53%, computed in accordance with the terms of the credit facility. The credit facility also contains a number of events of default that could be triggered by certain acceleration of indebtedness under other borrowing arrangements, bankruptcy actions or judgments or decrees against DPL, as well as by a change of control of DPL. When the Conectiv/Pepco Merger becomes effective, DPL's credit facility is expected to be replaced by credit lines of Pepco Holdings, Inc.

Substantially all utility property of DPL is subject to the liens of mortgages collateralizing DPL's First Mortgage Bonds. DPL's mortgages require that the electric generating plants sold (as discussed in Note 8 to the Consolidated Financial Statements) be released from the liens of the mortgages. Assets may be released with a combination of cash, bondable property additions, and credits representing previously issued and retired first mortgage bonds. Pursuant to these terms, the electric generating plants of DPL sold during 2000-2001 were released from the liens.

Long-term debt outstanding as of December 31, 2001 and 2000 is presented below.

Type of Debt	Interest Rates	Due	2001	2000
			(Dollars in Thousands)	
First Mortgage Bonds	6.95%	2002	$ 30,000	$ 30,000
	6.40%	2003	85,000	90,000
	7.15%–8.15%	2011–2015	33,000	67,000
	5.90%–7.30%	2019–2021	49,200	108,200
	6.85%–8.50%	2022–2025 (1)	142,500	165,000
	6.05%	2032	15,000	15,000
Amortizing First Mortgage Bonds	6.95%	2002–2008	19,814	21,517
			374,514	496,717
Pollution Control Bonds and Notes	7.25%	2001	—	550
	5.50%	2025 (2)	15,000	15,000
	4.90%	2026 (3)	34,500	—
	5.65%	2028 (2)	16,240	16,240
			65,740	31,790
Medium Term Notes	6.59%–9.29%	2002	16,000	16,000
	8.30%	2004	4,500	35,000
	6.94%	2005	—	10,000
	6.84%	2006	20,000	20,000
	7.06%–8.125%	2007	61,500	91,500
	7.54%–7.62%	2017	14,000	40,700
	6.81%	2018	4,000	33,000
	7.61%–9.95%	2019–2021	12,000	73,000
	7.72%	2027	10,000	30,000
			142,000	349,200
Other Obligations	Variable	2030–2031	63,400	38,900
Unamortized premium and discount, net			(492)	(1,330)
Current maturities of long-term debt			(75,461)	(2,253)
Total long-term debt			569,701	913,024

Variable Rate Demand Bonds (4)		104,830		104,830
Total long-term debt and Variable Rate Demand Bonds	$	674,531	$	1,017,854

(1) Includes $27.5 million of 8.5% First Mortgage Bonds which were repurchased on February 1, 2002.

(2) The bonds are subject to mandatory tender on July 1, 2010.

(3) The bonds are subject to mandatory tender on May 1, 2011.

(4) The debt obligations of DPL included Variable Rate Demand Bonds (VRDB) in the amounts of $104.8 million as of December 31, 2001 and 2000. The VRDB are classified as current liabilities because the VRDB are due on demand by the bondholder. However, bonds submitted to DPL for purchase are remarketed by an agent on a best efforts basis. Management expects that bonds submitted for purchase will continue to be remarketed successfully due to the credit worthiness of DPL and the bonds' interest rates being set at market. DPL also may utilize one of the fixed rate/fixed term conversion options of the bonds. Also, DPL has a $105 million revolving credit facility that expires January 31, 2003 and provides liquidity for DPL's $104.8 million of Variable Rate Demand Bonds and general corporate purposes. Thus, management considers the VRDB to be a source of long-term financing. The $104.8 million balance of VRDB outstanding as of December 31, 2001, matures in 2017 ($26.0 million), 2024 ($33.33 million); 2028 ($15.5 million) and 2029 ($30.0 million). Average annual interest rates on the VRDB were 2.8% in 2001 and 4.3% in 2000.

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The year-end fair values of certain financial instruments are listed below. The fair values were based on quoted market prices of DPL's securities or securities with similar characteristics.

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in Thousands)			
Investments	$ 5,192	$ 5,192	$ 6,275	$ 6,275
Company obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely company debentures	$ 70,000	$ 70,840	$ 70,000	$ 70,000
Long-term debt	$ 569,701	$ 589,147	$ 913,024	$ 918,481
Energy derivative instruments included in:				
Accounts receivable	$ 3,247	$ 3,247	$ 14,374	$ 14,374
Other current liabilities	$ 9,810	$ 9,810	—	—

NOTE 16. LEASES

Lease Commitments

DPL leases an 11.9% interest in the Merrill Creek Reservoir. The lease is an operating lease and payments over the remaining lease term, which ends in 2032, are $135.3 million in aggregate. DPL also has long-term leases for certain other facilities and equipment. Minimum commitments as of December 31, 2001, under the Merrill Creek Reservoir lease and other lease agreements are as follows:

2002—$11.6 million; 2003—$13.7 million; 2004—$11.1 million; 2005—$11.6 million; 2006—$11.6 million; beyond 2006—$122.6 million; total—$182.2 million.

Rentals Charged To Operating Expenses

The amounts charged to operating expenses for rental payments under both capital and operating leases are shown in the table below. As discussed in Note 8 to the Consolidated Financial Statements, DPL sold its ownership interests in Peach Bottom and Salem and the related nuclear fuel on December 29, 2000. Prior to the sales, DPL leased its share of nuclear fuel at Peach Bottom and Salem. The decreases in the amounts shown below for interest and amortization of capital leases were primarily due to termination of DPL's nuclear fuel leases.

	2001	2000	1999
	(Dollars in Thousands)		
Interest on capital leases	$ 151	$ 1,406	$ 1,161
Amortization of capital leases	111	10,702	10,730
Operating leases	8,638	11,712	10,063
	$ 8,900	$ 23,820	$ 21,954

NOTE 17. PENSION AND OTHER POSTRETIREMENT BENEFITS

The employees of DPL and other Conectiv subsidiaries are provided pension benefits and other postretirement benefits under Conectiv benefit plans. The amounts shown below are for the benefit plans of Conectiv and include amounts for all covered employees of the Conectiv subsidiaries which elect to participate in the benefit plans.

Assumptions

	2001	2000	1999
Discount rates used to determine projected benefit obligation as of December 31	7.25 %	7.50 %	7.75 %
Expected long-term rates of return on assets	9.50 %	9.50 %	9.00 %
Rates of increase in compensation levels	4.50 %	4.50 %	4.50 %
Health-care cost trend rate on covered charges	10.00 %	8.00 %	6.50 %

The health-care cost trend rate, or the expected rate of increase in health-care costs, is assumed to gradually decrease to 5.0% by 2007. Increasing the health-care cost trend rates of future years by one percentage point would increase the accumulated postretirement benefit obligation by $10.3 million and would increase annual aggregate service and interest costs by $0.8 million. Decreasing the health-care cost trend rates of future years by one percentage point would decrease the accumulated postretirement benefit obligation by $10.3 million and would decrease annual aggregate service and interest costs by $0.9 million.

The following schedules reconcile the beginning and ending balances of the pension and other postretirement benefit obligations and related plan assets for Conectiv. Other postretirement benefits include medical benefits for retirees and their spouses and retiree life insurance.

Change in Conectiv's Benefit Obligation

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
	(Dollars in Thousands)			
Benefit obligation at beginning of year	$ 694,621	$ 673,095	$ 201,493	$ 194,031
Service cost	20,338	18,388	4,381	3,908
Interest cost	53,154	51,856	17,121	14,513
Plan participants' contributions	—	—	543	511
Plan amendments	3,775	4,359	—	—
Actuarial loss	38,102	12,689	57,346	5,500
Benefits paid	(55,023)	(66,438)	(17,047)	(16,970)
Other	—	672	—	—
Benefit obligation at end of year	$ 754,967	$ 694,621	$ 263,837	$ 201,493

Change in Conectiv's Plan Assets

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
	(Dollars in Thousands)			
Fair value of assets at beginning of year	$ 948,043	$ 1,017,844	$ 119,724	$ 120,072
Actual return on plan assets	(31,628)	(3,363)	(2,356)	166
Employer contributions	—	—	16,196	15,945
Plan participants' contributions	—	—	543	511
Benefits paid	(55,023)	(66,438)	(17,047)	(16,970)
Fair value of assets at end of year	$ 861,392	$ 948,043	$ 117,060	$ 119,724

Reconciliation of Funded Status of Conectiv's Plans

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
	(Dollars in Thousands)			
Funded status at end of year	$ 106,425	$ 253,422	$ (146,777)	$ (81,769)
Unrecognized net actuarial (gain) loss	(24,781)	(181,008)	22,438	(46,246)
Unrecognized prior service cost	17,727	7,794	99	149

Unrecognized net transition (asset) obligation	(7,480)	(10,245)	34,404	37,531
Net amount recognized at end of year	$ 91,891	$ 69,963	$ (89,836)	$ (90,335)
Portion applicable to DPL	$ 182,610	$ 163,992	$ 9,571	$ 10,343

Based on fair values as of December 31, 2001, the pension plan assets were comprised of publicly traded equity securities ($559.9 million or 65%) and fixed income obligations ($301.5 million or 35%). Based on fair values as of December 31, 2001, the other postretirement benefit plan assets included equity securities ($77.7 million or 66%) and fixed income obligations ($39.4 million or 34%).

Components of Conectiv's Net Periodic Benefit Cost

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
	(Dollars in Thousands)					
Service cost	$ 20,338	$ 18,388	$ 20,288	$ 4,381	$ 3,908	$ 5,282
Interest cost	53,154	51,856	51,442	17,121	14,513	13,839
Expected return on assets	(88,346)	(90,037)	(83,999)	(8,981)	(8,645)	(6,769)
Amortization of:						
Transition obligation (asset)	(2,764)	(2,764)	(2,764)	3,128	3,128	3,128
Prior service cost	1,189	694	406	49	49	49
Actuarial (gain)	(5,499)	(13,767)	(4,248)	—	(3,060)	(1,059)
Total net periodic benefit cost	$ (21,928)	$ (35,630)	$ (18,875)	$ 15,698	$ 9,893	$ 14,470
Portion of net periodic benefit cost applicable to DPL	$ (18,618)	$ (43,839)	$ (31,663)	$ 5,451	$ 5,567	$ 5,893
DPL portion of net periodic benefit cost included in results of operations	$ (18,618)	$ (43,839)	$ (31,663)	$ 5,451	$ 5,567	$ 5,893

Conectiv also maintains 401(k) savings plans for covered employees. Conectiv contributes Conectiv common stock to the plan, at varying levels up to $0.50 of common stock for each dollar of up to the first 6% of pay contributed by the employee. The amount expensed for DPL's share of the 401(k) savings plan was $1.0 million in 2001, $1.2 million in 2000, and $1.4 million in 1999.

NOTE 18. COMMITMENTS AND CONTINGENCIES

Commitments

DPL's expected capital expenditures are estimated to be approximately $76 million in 2002.

See Note 2 to the Consolidated Financial Statements for information concerning DPL's contract to purchase power from CESI and Note 16 to the Consolidated Financial Statements for information about commitments related to leases.

Environmental Matters

DPL is subject to regulation with respect to the environmental effect of its operations, including air and water quality control, solid and hazardous waste disposal, and limitation on land use by various federal, regional, state, and local authorities. Federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or uncontrolled hazardous waste sites. Costs may be incurred to clean up facilities found to be contaminated due to past disposal practices. DPL's liability for clean-up costs is affected by the activities of these governmental agencies and private land-owners, the nature of past disposal practices, the activities of others (including whether they are able to contribute to clean-up costs), and the scientific and other complexities involved in resolving clean up-related issues (including whether DPL or a corporate predecessor is responsible for conditions on a particular parcel).

DPL is currently a potentially responsible party at three federal superfund sites. At one of these sites, DPL has resolved its liability for clean up costs through a de minimis settlement with the government. At this site, DPL may be liable for a claim by the state or federal government for natural resource damages. DPL also is alleged to be a third-party contributor at three other federal superfund sites. In addition, DPL has two former coal gasification sites in Delaware and one former coal gasification site in Maryland, each of which is a state superfund site. Also, the Delaware Department of Natural Resources and Environmental Control (DNREC) notified DPL in 1998 that it is a potentially responsible party liable for clean-up of the Wilmington Public Works Yard as a former owner of the property. DPL's current liabilities include $14.5 million as of December 31, 2001 ($8.8 million as of December 31, 2000) for clean-up and other potential costs related to these sites. The accrued liability as of December 31, 2001 includes $11.0 million for remediation and other costs associated with environmental contamination that resulted from an oil release at the Indian River power plant (which was sold on June 22, 2001) and reflects the terms of a related consent agreement reached with the Delaware Department of Natural Resources and Environmental Control during 2001. DPL does not expect such future costs to have a material effect on DPL's financial position or results of operations.

Other

On November 26, 2001, the FERC published a notice establishing a generic refund effective date of January 26, 2002 relative to collections by all utilities pursuant to their market-based rates (MBR). DPL cannot determine with certainty whether the intent of FERC is to make all MBR collections subject to refund as of January 26, 2002. There has been no allegation that DPL has misused its MBR authority, and any possible refund liability would not affect 2001 revenues.

NOTE 19. BUSINESS SEGMENTS

Conectiv's organizational structure and management reporting information is aligned with Conectiv's business segments, irrespective of the subsidiary, or subsidiaries, through which a business is conducted. Businesses are managed based on lines of business, not legal entity. Business segment information is not produced, or reported, on a subsidiary by subsidiary basis. Thus, as a Conectiv subsidiary, no business segment information (as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information") is available for DPL on a stand-alone basis.

Changes in business activities subsequent to the restructuring of DPL's electric utility business in 1999 have resulted in electricity transmission and distribution representing a greater proportion of DPL's business. As discussed in Note 8 to the Consolidated Financial Statements, DPL completed the divestiture of its electric generating plants on June 22, 2001. After June 22, 2001, DPL supplied the load requirements of its default electric service customers entirely with purchased power.

NOTE 20. QUARTERLY FINANCIAL INFORMATION (unaudited)

The quarterly data presented below reflect all adjustments necessary in the opinion of management for a fair presentation of the interim results. Quarterly data normally vary seasonally because of temperature variations, differences between summer and winter rates and the scheduled downtime and maintenance of electric generating units.

	2001			
	First	Second	Third	Fourth

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(Dollars in Thousands)		
Operating Revenues	$ 368,922	$ 536,934	$ 350,123	$ 277,111	$ 1,533,090
Operating Income	81,605	266,305	17,162	29,926	394,998
Income Before Extraordinary Item	38,933	147,334	4,577	12,565	203,409
Extraordinary Item *	—	—	(2,790)	—	(2,790)
Net Income	38,933	147,334	1,787	12,565	200,619
Earnings Applicable to Common Stock	37,633	146,151	935	12,156	196,875

* For information concerning the extraordinary item recorded in the third quarter of 2001, see Note 6 to the Consolidated Financial Statements.

In the first quarter of 2001, operating income and income before extraordinary item increased by $16.3 million and $9.8 million, respectively due to DPL's termination of its membership in a mutual insurance company, as discussed in Note 9 to the Consolidated Financial Statements.

In the second quarter of 2001, a gain on the sale of electric generating plants increased operating income and income before extraordinary item by $221.2 million and $129.4 million, respectively, as discussed in Note 8 to the Consolidated Financial Statements.

	2000				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(Dollars in Thousands)		
Operating Revenues	$ 705,949	$ 636,114	$ 386,553	$ 385,674	$ 2,114,290
Operating Income	94,611	60,376	71,142	74,593	300,722
Net Income	47,193	25,312	30,183	39,128	141,816
Earnings Applicable to Common Stock	46,004	24,062	28,932	37,873	136,871

As discussed in Note 8 to the Consolidated Financial Statements, in the fourth quarter of 2000, a gain on the sale of the ownership interests of DPL in nuclear electric generating plants increased operating income by $16.6 million and net income by $12.8 million. Fourth quarter 2000 operating revenues shown above have been increased by $16,612 from the previously reported amount due to reclassification of the pre-tax gain on the sale of DPL's interests in nuclear electric generating plants to operating revenues from operating expenses to conform with the presentation of the 2001 gain on sale of electric generating plants.

THIS PAGE LEFT INTENTIONALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization and Depletion

Line No.	Item (a)	Total (b)
1	UTILITY PLANT	
2	In Service	
3	Plant in Service (Classified)	1,964,852,127
4	Property Under Capital Leases	871,814
5	Plant Purchased or Sold	
6	Completed Construction not Classified	
7	Experimental Plant Unclassified	
8	TOTAL Utility Plant (Total of lines 3 thru 7)	1,965,723,941
9	Leased to Others	
10	Held for Future Use	669,391
11	Construction Work in Progress	76,718,227
12	Acquisition Adjustments	50,046,281
13	TOTAL Utility Plant (Total of lines 8 thru 12)	2,093,157,840
14	Accumulated Provisions for Depreciation, Amortization, & Depletion	777,359,088
15	Net Utility Plant (Total of lines 13 and 14)	1,315,798,752
16	DETAIL OF ACCUMULATED PROVISIONS FOR DEPRECIATION, AMORTIZATION AND DEPLETION	
17	In Service:	
18	Depreciation	737,085,983
19	Amortization and Depletion of Producing Natural Gas Land and Land Rights	
20	Amortization of Underground Storage Land and Land Rights	
21	Amortization of Other Utility Plant	28,233,006
22	TOTAL In Service (Total of lines 18 thru 21)	765,318,989
23	Leased to Others	
24	Depreciation	
25	Amortization and Depletion	
26	TOTAL Leased to Others (Total of lines 24 and 25)	
27	Held for Future Use	
28	Depreciation	
29	Amortization	
30	TOTAL Held for Future Use (Total of lines 28 and 29)	
31	Abandonment of Leases (Natural Gas)	
32	Amortization of Plant Acquisition Adjustment	12,040,099
33	TOTAL Accum. Provisions (Should agree with line 14 above)(Total of lines 22, 26, 30, 31, and 32)	777,359,088

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization and Depletion (continued)

Line No.	Electric (c)	Gas (d)	Other (specify) (e)	Common (f)
1				
2				
3	1,559,675,609	292,278,593		112,897,925
4	871,814			
5				
6				
7				
8	1,560,547,423	292,278,593		112,897,925
9				
10	652,402	16,989		
11	69,875,521	4,830,647		2,012,059
12	50,046,281			
13	1,681,121,627	297,126,229		114,909,984
14	617,597,021	99,164,705		60,597,362
15	1,063,524,606	197,961,524		54,312,622
16				
17				
18	591,768,125	97,016,339		48,301,519
19				
20				
21	13,788,797	2,148,366		12,295,843
22	605,556,922	99,164,705		60,597,362
23				
24				
25				
26				
27				
28				
29				
30				
31				
32	12,040,099			
33	617,597,021	99,164,705		60,597,362

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Gas Plant in Service (Accounts 101, 102, 103, and 106)

1. Report below the original cost of gas plant in service according to the prescribed accounts.
2. In addition to Account 101, Gas Plant in Service (Classified), this page and the next include Account 102, Gas Plant Purchased or Sold, Account 103, Experimental Gas Plant Unclassified, and Account 106, Completed Construction Not Classified-Gas.
3. Include in column (c) and (d), as appropriate corrections of additions and retirements for the current or preceding year.
4. Enclose in parenthesis credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c).Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year's unclassified retirements. Attach supplemental statement showing the account distributions of these tentative classifications in columns (c) and (d),

Line No.	Account (a)	Balance at Beginning of Year (b)	Additions (c)
1	INTANGIBLE PLANT		
2	301 Organization		
3	302 Franchises and Consents		
4	303 Miscellaneous Intangible Plant	7,313,085	
5	TOTAL Intangible Plant (Enter Total of lines 2 thru 4)	7,313,085	
6	PRODUCTION PLANT		
7	Natural Gas Production and Gathering Plant		
8	325.1 Producing Lands		
9	325.2 Producing Leaseholds		
10	325.3 Gas Rights		
11	325.4 Rights-of-Way		
12	325.5 Other Land and Land Rights		
13	326 Gas Well Structures		
14	327 Field Compressor Station Structures		
15	328 Field Measuring and Regulating Station Equipment		
16	329 Other Structures		
17	330 Producing Gas Wells-Well Construction		
18	331 Producing Gas Wells-Well Equipment		
19	332 Field Lines		
20	333 Field Compressor Station Equipment		
21	334 Field Measuring and Regulating Station Equipment		
22	335 Drilling and Cleaning Equipment		
23	336 Purification Equipment		
24	337 Other Equipment		
25	338 Unsuccessful Exploration and Development Costs		
26	TOTAL Production and Gathering Plant (Enter Total of lines 8		
27	PRODUCTS EXTRACTION PLANT		
28	340 Land and Land Rights		
29	341 Structures and Improvements		
30	342 Extraction and Refining Equipment		
31	343 Pipe Lines		
32	344 Extracted Products Storage Equipment		
33	345 Compressor Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Gas Plant in Service (Accounts 101, 102, 103, and 106) (continued)

including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above instructions and the texts of Account 101 and 106 will avoid serious omissions of respondent's reported amount for plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102. In showing the clearance of Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirements of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchaser, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give date of such filing.

Line No.	Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)
1				
2				
3				
4				7,313,085
5				7,313,085
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Gas Plant in Service (Accounts 101, 102, 103, and 106) (continued)

Line No.	Account (a)	Balance at Beginning of Year (b)	Additions (c)
34	346 Gas Measuring and Regulating Equipment		
35	347 Other Equipment		
36	TOTAL Products Extraction Plant (Enter Total of lines 28 thru 35)		
37	TOTAL Natural Gas Production Plant (Enter Total of lines 26 and		
38	Manufactured Gas Production Plant (Submit Supplementary		
39	TOTAL Production Plant (Enter Total of lines 37 and 38)		
40	NATURAL GAS STORAGE AND PROCESSING PLANT		
41	Underground Storage Plant		
42	350.1 Land		
43	350.2 Rights-of-Way		
44	351 Structures and Improvements		
45	352 Wells		
46	352.1 Storage Leaseholds and Rights		
47	352.2 Reservoirs		
48	352.3 Non-recoverable Natural Gas		
49	353 Lines		
50	354 Compressor Station Equipment		
51	355 Other Equipment		
52	356 Purification Equipment		
53	357 Other Equipment		
54	TOTAL Underground Storage Plant (Enter Total of lines 42 thru		
55	Other Storage Plant		
56	360 Land and Land Rights	416,423	
57	361 Structures and Improvements	1,821,493	
58	362 Gas Holders	1,474,753	
59	363 Purification Equipment	337,955	
60	363.1 Liquefaction Equipment	1,889,797	
61	363.2 Vaporizing Equipment	1,174,528	
62	363.3 Compressor Equipment	40,935	
63	363.4 Measuring and Regulating Equipment	176,990	
64	363.5 Other Equipment	976,278	
65	TOTAL Other Storage Plant (Enter Total of lines 56 thru 64)	8,309,152	
66	Base Load Liquefied Natural Gas Terminaling and Processing Plant		
67	364.1 Land and Land Rights		
68	364.2 Structures and Improvements		
69	364.3 LNG Processing Terminal Equipment		
70	364.4 LNG Transportation Equipment		
71	364.5 Measuring and Regulating Equipment		
72	364.6 Compressor Station Equipment		
73	364.7 Communications Equipment		
74	364.8 Other Equipment		
75	TOTAL Base Load Liquefied Nat'l Gas, Terminaling and Processing		
76	TOTAL Nat'l Gas Storage and Processing Plant (Total of lines 54,	8,309,152	
77	TRANSMISSION PLAN		
78	365.1 Land and Land Rights	56,103	
79	365.2 Rights-of-Way	192,269	
80	366 Structures and Improvements	265,315	159,263

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Gas Plant in Service (Accounts 101, 102, 103, and 106) (continued)

Line No.	Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47				
48				
49				
50				
51				
52				
53				
54				
55				
56				416,423
57				1,821,493
58				1,474,753
59				337,955
60				1,889,797
61				1,174,528
62				40,935
63				176,990
64				976,278
65				8,309,152
66				
67				
68				
69				
70				
71				
72				
73				
74				
75				
76				8,309,152
77				
78				56,103
79				192,269
80				424,578

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Gas Plant in Service (Accounts 101, 102, 103, and 106) (continued)

Line No.	Account (a)	Balance at Beginning of Year (b)	Additions (c)
81	367 Mains	26,519,324	1,308,591
82	368 Compressor Station Equipment		
83	369 Measuring and Regulating Station Equipment	3,027,001	503,989
84	370 Communication Equipment		
85	371 Other Equipment		
86	TOTAL Transmission Plant (Enter Totals of lines 78 thru 85)	30,060,012	1,971,843
87	DISTRIBUTION PLANT		
88	374 Land and Land Rights	44,230	
89	375 Structures and Improvements	389,412	
90	376 Mains	132,213,684	2,700,310
91	377 Compressor Station Equipment		
92	378 Measuring and Regulating Station Equipment-General	3,813,663	
93	379 Measuring and Regulating Station Equipment-City Gate		
94	380 Services	63,539,767	8,035,997
95	381 Meters	26,295,007	1,565,885
96	382 Meter Installations		
97	383 House Regulators		
98	384 House Regulator Installations		
99	385 Industrial Measuring and Regulating Station Equipment	265,562	
100	386 Other Property on Customers' Premises		
101	387 Other Equipment		
102	TOTAL Distribution Plant (Enter Total of lines 88 thru 101)	226,561,325	12,302,192
103	GENERAL PLANT		
104	389 Land and Land Rights	177,237	
105	390 Structures and Improvements	1,898,274	31,685
106	391 Office Furniture and Equipment	917,910	48,777
107	392 Transportation Equipment		
108	393 Stores Equipment	18,126	
109	394 Tools, Shop, and Garage Equipment	3,072,432	59,080
110	395 Laboratory Equipment	121,302	
111	396 Power Operated Equipment		
112	397 Communication Equipment	128,029	
113	398 Miscellaneous Equipment	298,985	
114	Subtotal (Enter Total of lines 104 thru 113)	6,632,295	139,542
115	399 Other Tangible Property		
116	TOTAL General Plant (Enter Total of lines 114 and 115)	6,632,295	139,542
117	TOTAL (Accounts 101 and 106)	278,875,869	14,413,577
118	Gas Plant Purchased (See Instruction 8)		
119	(Less) Gas Plant Sold (See Instruction 8)		
120	Experimental Gas Plant Unclassified		
121	TOTAL Gas Plant In Service (Enter Total of lines 117 thru 120)	278,875,869	14,413,577

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 05/14/2002	Year of Report Dec. 31, 2001

Gas Plant in Service (Accounts 101, 102, 103, and 106) (continued)

Line No.	Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)
81				27,827,915
82				
83				3,530,990
84				
85				
86				32,031,855
87				
88				44,230
89				389,412
90	224,303			134,689,691
91				
92		(90,446)		3,723,217
93				
94	794,004			70,781,760
95			97,900	27,958,792
96				
97				
98				
99				265,562
100				
101				
102	1,018,307	(90,446)	97,900	237,852,664
103				
104				177,237
105				1,929,959
106				966,687
107				
108				18,126
109				3,131,512
110				121,302
111				
112				128,029
113				298,985
114				6,771,837
115				
116				6,771,837
117	1,018,307	(90,446)	97,900	292,278,593
118				
119				
120				
121	1,018,307	(90,446)	97,900	292,278,593

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Gas Property and Capacity Leased from Others

1. Report below the information called for concerning gas property and capacity leased from others for gas operations.
2. For all leases in which the average annual lease payment over the initial term of the lease exceeds $500,000, describe in column (c), if applicable: the property or capacity leased. Designate associated companies with an asterisk in column (b).

Line No.	Name of Lessor (a)	* (b)	Description of Lease (c)	Lease Payments for Current Year (d)
1	NONE			
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45	**Total**			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Gas Property and Capacity Leased to Others

1. For all leases in which the average lease income over the initial term of the lease exceeds $500,000 provide in column (c), a description of each facility or leased capacity that is classified as gas plant in service, and is leased to others for gas operations.
2. In column (d) provide the lease payments received from others.
3. Designate associated companies with an asterisk in column (b).

Line No.	Name of Lessor (a)	* (b)	Description of Lease (c)	Lease Payments for Current Year (d)
1	NONE			
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45	Total			

General Description of Construction Overhead Procedure

1. For each construction overhead explain: (a) the nature and extent of work, etc., the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Gas Plant Instructions 3 (17) of the Uniform System of Accounts.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

Engineering and Supervision (E&S) and Administrative & General (A&G) Overheads

(1) Hourly standard rates are developed by cost center for employees with similar functions. These standard rates include salaries, benefits, lost time, and other costs required for the employee to perform required functions.

(2) As time is spent supporting construction generally but not a specific project, the hours are charged to an E&S or A&G pool using the standard rate.

(3) Each month the dollars accumulated in the pool are cleared and applied to all active projects with current month expenditures.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

General Description of Construction Overhead Procedure (continued)

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line (5), column (d) below, enter the rate granted in the last rate proceeding. If not available, use the average rate earned during the preceding 3 years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ration (percent) (c)	Cost Rate Percentage (d)
	(1) Average Short-Term Debt	S		
	(2) Short-Term Interest			s
	(3) Long-Term Debt	D 1,009,483,000	61.57	d 7.76
	(4) Preferred Stock	P 159,702,000	9.74	p 6.44
	(5) Common Equity	C 470,481,000	28.69	c 11.50
	(6) Total Capitalization	1,639,666,000	100.00	
	(7) Average Construction Work In Progress Balance	W 73,900,907		

2. Gross Rate for Borrowed Funds $s(S/W) + d[(D/(D+P+C)) (1-(S/W))]$ 4.78

3. Rate for Other Funds $[1-(S/W)] [p(P/(D+P+C)) + c(C/(D+P+C))]$ 3.93

4. Weighted Average Rate Actually Used for the Year:

a. Rate for Borrowed Funds - 4.63

b. Rate for Other Funds - 3.94

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Accumulated Provision for Depreciation of Gas Utility Plant (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, line 10, column (c), and that reported for gas plant in service, page 204-209, column (d), excluding retirements of nondepreciable property.
3. The provisions of Account 108 in the Uniform System of Accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.
5. At lines 7 and 14, add rows as necessary to report all data. Additional rows should be numbered in sequence, e.g., 7.01, 7.02, etc.

Line No.	Item (a)	Total (c+d+e) (b)	Gas Plant in Service (c)	Gas Plant Held for Future Use (d)	Gas Plant Leased to Others (e)
	Section A. BALANCES AND CHANGES DURING YEAR				
1	Balance Beginning of Year	94,182,108	94,182,108		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	9,132,548	9,132,548		
4	(413) Expense of Gas Plant Leased to Others				
5	Transportation Expenses - Clearing				
6	Other Clearing Accounts				
7	Other Clearing (Specify):				
7.01					
7.02					
7.03					
7.04					
7.05					
8	TOTAL Deprec. Prov. for Year (Total of lines 3 thru 7.?)	9,132,548	9,132,548		
9	Net Charges for Plant Retired:				
10	Book Cost of Plant Retired	(1,018,307)	(1,018,307)		
11	Cost of Removal	(5,283,083)	(5,283,083)		
12	Salvage (Credit)				
13	TOTAL Net Chrgs for Plant Ret. (Total of lines 10thru12) 13)	(6,301,390)	(6,301,390)		
14	Other Debit or Credit Items - Transfers				
14.01	Transfers	3,073	3,073		
14.02					
14.03					
14.04					
14.05					
14.06					
14.07					
14.08					
14.09					
14.10					
15	Balance End of Year (Total of lines 1,8,13, 14to14.?	97,016,339	97,016,339		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Accumulated Provision for Depreciation of Gas Utility Plant (Account 108) (continued)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, line 10, column (c), and that reported for gas plant in service, page 204-209, column (d), excluding retirements of nondepreciable property.
3. The provisions of Account 108 in the Uniform System of Accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.
5. At lines 7 and 14, add rows as necessary to report all data. Additional rows should be numbered in sequence, e.g., 7.01, 7.02, etc.

Line No.	Item (a)	Total (c+d+e) (b)	Gas Plant in Service (c)	Gas Plant Held for Future Use (d)	Gas Plant Leased to Others (e)
	Section B. BALANCES AT END OF YEAR ACCORDING TO FUNCTIONAL CLASSIFICATIONS				
16	Productions-Manufactured Gas				
17	Production and Gathering-Natural Gas				
18	Products Extraction-Natural Gas				
19	Underground Gas Storage				
20	Other Storage Plant	6,311,747	6,311,747		
21	Base Load LNG Terminaling and Processing Plant				
22	Transmission	9,226,013	9,226,013		
23	Distribution	78,839,319	78,839,319		
24	General	2,639,260	2,639,260		
25	TOTAL (Total of lines 16 thru 24)	97,016,339	97,016,339		

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 05/14/2002	Year of Report Dec. 31, 2001

Gas Stored (Accounts 117.1, 117.2, 117.3, 117.4, 164.1, 164.2, and 164.3)

1. If during the year adjustments were made to the stored gas inventory reported in columns (d), (f), (g), and (h) (such as to correct cumulative inaccuracies of gas measurements), explain in a footnote the reason for the adjustments, the Dth and dollar amount of adjustment, and account charged or credited.
2. Report in column (e) all encroachments during the year upon the volumes designated as base gas, column (b), and system balancing gas, column (c), and gas property recordable in the plant accounts.
3. State in a footnote the basis of segregation of inventory between current and noncurrent portions. Also, state in a footnote the method used to report storage (i.e., fixed asset method or inventory method).

Line No.	Description (a)	(Account 117.1) (b)	(Account 117.2) (c)	Noncurrent (Account 117.3) (d)	(Account 117.4) (e)	Current (Account 164.1) (f)	LNG (Account 164.2) (g)	LNG (Account 164.3) (h)	Total (i)
1	Balance at Beginning of Year					10,661,644	890,234		11,551,878
2	Gas Delivered to Storage					19,183,480	480,188		19,663,668
3	Gas Withdrawn from Storage					14,758,148	104,358		14,862,506
4	Other Debits and Credits								
5	Balance at End of Year					15,086,976	1,266,064		16,353,040
6	Dth					3,409,818	235,839		3,645,657
7	Amount Per Dth					4.4200	5.3700		4.4900

THIS PAGE LEFT INTENTIONALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Investments (Account 123, 124, and 136)

1. Report below investments in Accounts 123, Investments in Associated Companies, 124, Other Investments, and 136, Temporary Cash Investments.
2. Provide a subheading for each account and list thereunder the information called for:

(a) Investment in Securities-List and describe each security owned, giving name of issuer, date acquired and date of maturity. For bonds, also give principal amount, date of issue, maturity, and interest rate. For capital stock (including capital stock of respondent reacquired under a definite plan for resale pursuant to authorization by the Board of Directors, and included in Account 124, Other Investments) state number of shares, class, and series of stock. Minor investments may be grouped by classes. Investments included in Account 136, Temporary Cash Investments, also may be grouped by classes.

(b) Investment Advances-Report separately for each person or company the amounts of loans or investment advances that are properly includable in Account 123. Include advances subject to current repayment in Account 145 and 146. With respect to each advance, show whether the advance is a note or open account.

Line No.	Description of Investment (a)	* (b)	Book Cost at Beginning of Year (If book cost is different from cost to respondent, give cost to respondent in a footnote and explain difference) (c)	Purchases or Additions During the Year (d)
1	INFORMATION NOT PRESENTED DUE TO EXCLUSION			
2	OF SAME INFO FROM FERC FORM 1.			
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Investments (Account 123, 124, and 136) (continued)

List each note, giving date of issuance, maturity date, and specifying whether note is a renewal. Designate any advances due from officers, directors, stockholders, or employees.

3. Designate with an asterisk in column (b) any securities, notes or accounts that were pledged, and in a footnote state the name of pledges and purpose of the pledge.
4. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and cite Commission, date of authorization, and case or docket number.
5. Report in column (h) interest and dividend revenues from investments including such revenues from securities disposed of during the year.
6. In column (i) report for each investment disposed of during the year the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if different from cost) and the selling price thereof, not including any dividend or interest adjustment includible in column (h).

Line No.	Sales or Other Dispositions During Year (e)	Principal Amount or No. of Shares at End of Year (f)	Book Cost at End of Year (If book cost is different from cost to respondent, give cost to respondent in a footnote and explain difference) (g)	Revenues for Year (h)	Gain or Loss from Investment Disposed of (i)
1					
2					
3					
4					
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6					
7					
8					
9					
10					
11					
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31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Investments in Subsidiary Companies (Account 123.1)

1. Report below investments in Account 123.1, Investments in Subsidiary Companies.
2. Provide a subheading for each company and list thereunder the information called for below. Sub-total by company and give a total in columns (e), (f), (g) and (h).
(a) Investment in Securities-List and describe each security owned. For bonds give also principal amount, date of issue, maturity, and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The total in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	Delmarva Power Financing I	01/01/1996		
2	- Common Stock			2,165,000
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
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26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40	**TOTAL Cost of Account 123.1 $**		**TOTAL**	2,165,000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Investments in Subsidiary Companies (Account 123.1) (continued)

4. Designate in a footnote, any securities, notes, or accounts that were pledged, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report in column (f) interest and dividend revenues from investments, including such revenues from securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if different from cost), and the selling price thereof, not including interest adjustments includible in column (f).
8. Report on Line 40, column (a) the total cost of Account 123.1.

Line No.	Equity in Subsidiary Earnings for Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)
1				
2			2,165,000	
3				
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24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40			2,165,000	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Other Regulatory Assets (Account 182.3)

1. Report below the details called for concerning other regulatory assets which are created through the ratemaking actions of regulatory agencies (and not includable in other accounts).
2. For regulatory assets being amortized, show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $250,000, whichever is less) may be grouped by classes.
4. Report separately any "Deferred Regulatory Commission Expenses" that are also reported on pages 350-351, Regulatory Commission Expenses.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Balance at Beginning of Year (b)	Debits (c)	Written off During Year Account Charged (d)	Written off During Year Amount (e)	Balance at End of Year (f)
1	SFAS 109 Regulatory Asset					
2	Electric	104,695,254	4,761,094	254/282	10,503,449	98,952,899
3	Gas	4,134,676		254/282		4,134,676
4						
5	COPCO Acquisition Costs	22,582,722	1,649,534	407	3,981,095	20,251,161
6	Demand Side Management Programs	2,398,908	956,811	VARIOUS	1,976,222	1,379,497
7	Deferred Fuel Costs	22,474,013	15,569,426	557/813	17,948,645	20,094,794
8						
9	Recoverable Stranded Costs					
10	Delaware	17,905,768		435/407	10,231,867	7,673,901
11						
12	Maryland	11,364,793		435	4,545,917	6,818,876
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40	**Total**	**185,556,134**	**22,936,865**		**49,187,195**	**159,305,804**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Miscellaneous Deferred Debits (Account 186)

1. Report below the details called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a).
3. Minor items (less than $250,000) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	Credits Account Charged (d)	Credits Amount (e)	Balance at End of Year (f)
1	Supplemental Life Insur Prog	3,109,197	40,771		2,280,600	869,368
2	Property Sales Expense	159,246	306,452		282,225	183,473
3	Suspense Accounts	844,618	61,055,997		61,148,276	752,339
4	Prepaid Pension Costs	163,991,640	18,618,184			182,609,824
5	Power Plant Assets Sales Exp	8,207,228	10,621,992		19,147,939	(318,719)
6	Deferred Deregulation Costs	495,017				495,017
7	Prepaid OPEB	10,343,064	5,068,312		5,840,212	9,571,164
8	Miscellaneous	6,853,466	22,465,605		29,317,642	1,429
9	Misc. Work in Progress	(75,623)	125,958		51,692	(1,357)
10	SERP-Intangible Assets	(212,276)	514,922		30,034	272,612
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39	Miscellaneous Work in Progress					
40	**Total**	**193,715,577**	**118,818,193**		**118,098,620**	**194,435,150**

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 05/14/2002	Year of Report Dec. 31, 2001

Accumulated Deferred Income Taxes (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.
3. At lines 4 and 6, add rows as necessary to report all data. Number the additional rows in sequence 4.01, 4.02, etc. and 6.01, 6.02, etc.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Changes During Year Amounts Debited to Account 410.1 (c)	Changes During Year Amounts Credited to Account 411.1 (d)
1	Account 190			
2	Electric	110,417,282	4,657,259	64,601,428
3	Gas	(18,695,100)	4,575,398	330,151
4	Other (Define) Adoption of SFAS 109 (Electric	(8,986,692)	4,630,326	1,544,071
4.01				
4.02				
4.03				
4.04				
4.05				
4.06				
4.07				
4.08				
4.09				
4.10				
4.11				
4.12				
4.13				
4.14				
4.15				
4.16				
4.17				
4.18				
4.19				
4.20				
4.21				
4.22				
4.23				
4.24				
4.25				
4.26				
4.27				
4.28				
4.29				
4.30				
5	Total (Total of lines 2 thru 4)	82,735,490	13,862,983	66,475,650
6	Other (Specify) Adoption of SFAS 109 (Gas)	15,794,812	14,962	
6.01				
6.02				
6.03				
6.04				
6.05				
6.06				
6.07				

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 05/14/2002	Year of Report Dec. 31, 2001

Accumulated Deferred Income Taxes (Account 190) (continued)

4. If more space is needed, use separate pages as required.
5. In the space provided below, identify by amount and classification, significant items for which deferred taxes are being provided. Indicate insignificant am

Line No.	Changes During Year Amounts Debited to Account 410.2 (e)	Changes During Year Amounts Credited to Account 411.2 (f)	Adjustments Debits Account No. (g)	Adjustments Debits Amount (h)	Adjustments Credits Account No. (i)	Adjustments Credits Amount (j)	Balance at End of Year (k)
1							
2	221,814	3,075,187					173,214,824
3							(22,940,347)
4							(12,072,947)
4.01							
4.02							
4.03							
4.04							
4.05							
4.06							
4.07							
4.08							
4.09							
4.10							
4.11							
4.12							
4.13							
4.14							
4.15							
4.16							
4.17							
4.18							
4.19							
4.20							
4.21							
4.22							
4.23							
4.24							
4.25							
4.26							
4.27							
4.28							
4.29							
4.30							
5	221,814	3,075,187					138,201,530
6							15,779,850
6.01							
6.02							
6.03							
6.04							
6.05							
6.06							
6.07							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Accumulated Deferred Income Taxes (Account 190) (continued)

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Changes During Year Amounts Debited to Account 410.1 (c)	Changes During Year Amounts Credited to Account 411.1 (d)
6.08				
6.09				
6.10				
6.11				
6.12				
6.13				
6.14				
6.15				
6.16				
6.17				
6.18				
6.19				
6.20				
7	TOTAL Account 190 (Total of lines 5 thru 6.?)	98,530,302	13,877,945	66,475,650
8	Classification of TOTAL			
9	Federal Income Tax	80,850,239	12,126,582	53,304,261
10	State Income Tax	17,680,063	1,751,363	13,171,389
11	Local Income Tax			

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 05/14/2002	Year of Report Dec. 31, 2001

Accumulated Deferred Income Taxes (Account 190) (continued)

Line No.	Changes During Year Amounts Debited to Account 410.2 (e)	Changes During Year Amounts Credited to Account 411.2 (f)	Adjustments Debits Account No. (g)	Adjustments Debits Amount (h)	Adjustments Credits Account No. (i)	Adjustments Credits Amount (j)	Balance at End of Year (k)
6.08							
6.09							
6.10							
6.11							
6.12							
6.13							
6.14							
6.15							
6.16							
6.17							
6.18							
6.19							
6.20							
7	221,814	3,075,187					153,981,380
8							
9	180,867	2,484,505					124,331,556
10	40,947	590,682					29,649,824
11							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Capital Stock (Accounts 201 and 204)

1. Report below the details called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show s preferred stock.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.
3. Give details concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.

Line No.	Class and Series of Stock and Name of Stock Exchange (a)	Number of Shares Authorized by Charter (b)	Par or Stated Value per Share (c)	Call Price at End of Year (d)
1	Common Stock	1,000,000	2.25	
2				
3	Total Common	1,000,000		
4				
5	Preferred Stock (1)	1,800,000	100.00	
6	4.00% Series			105.00
7	3.7% Series			104.00
8	4.28% Series			104.00
9	4.56% Series			105.00
10	4.20% Series			103.00
11	5.00% Series			104.00
12	6.75% Series (2)			100.00
13	7.75% Cumulative Preferred Stock (3)	3,000,000	25.00	25.00
14	Preferred Stock	10,000,000	1.00	
15				
16	Total Preferred	14,800,000		
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Capital Stock (Accounts 201 and 204)

4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or noncumulative.
5. State in a footnote if any capital stock that has been nominally issued is nominally outstanding at end of year.
6. Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, statin purpose of pledge.

Line No.	Outstanding per Bal. Sheet (total amt outstanding without reduction for amts held by respondent) Shares (e)	Outstanding per Bal. Sheet Amount (f)	Held by Respondent As Reacquired Stock (Acct 217) Shares (g)	Held by Respondent As Reacquired Stock (Acct 217) Cost (h)	Held by Respondent In Sinking and Other Funds Shares (i)	Held by Respondent In Sinking and Other Funds Amount (j)
1	1,000	2,250				
2						
3	1,000	2,250				
4						
5						
6	19,874	1,987,400				
7	39,866	3,986,600				
8	28,460	2,846,000				
9	19,571	1,957,100				
10	25,404	2,540,400				
11	48,523	4,852,300				
12	35,000	3,500,000				
13	316,500	7,912,500				
14						
15						
16	533,198	29,582,300				
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) X An Original (2) _ A Resubmission	05/14/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 250 Line No.: 5 Column: a

(1) All Preferred Stock is Cumulative

Schedule Page: 250 Line No.: 12 Column: a

(2) Not redeemable until 2003

Schedule Page: 250 Line No.: 13 Column: a

(3) Not redeemable until 2002

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Capital Stock: Subscribed, Liability for Conversion, Premium on, and Installments Recieved on (Accts 202, 203, 205, 206, 207, and 212)

1. Show for each of the above accounts the amounts applying to each class and series of capital stock.
2. For Account 202, Common Stock Subscribed, and Account 205, Preferred Stock Subscribed, show the subscription price and the balance due on each class at the end of year.
3. Describe in a footnote the agreement and transactions under which a conversion liability existed under Account 203, Common Stock Liability for Conversion, or Account 206, Preferred Stock Liability for Conversion, at the end of year.
4. For Premium on Account 207, Capital Stock, designate with an asterisk in column (b), any amounts representing the excess of consideration received over stated values of stocks without par value.

Line No.	Name of Account and Description of Item (a)	* (b)	Number of Shares (c)	Amount (d)
1	Premium on Capital Stock - Account 207			
2	Common Stock		1,000	537,612,396
3				
4	Preferred Stock - Cumulative - Account 207			
5	4.00% Series		19,874	56,025
6	3.70% Series		39,866	60,596
7	4.28% Series		28,460	20,488
8	4.56% Series		19,571	33,466
9	4.20% Series		25,404	10,238
10	5.00% Series		48,523	10,627
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40	**Total**		**182,698**	**537,803,836**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Other Paid-In Capital (Accounts 208-211)

1. Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as a total of all accounts for reconciliation with the balance sheet, page 112. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208) - State amount and briefly explain the origin and purpose of each donation.

(b) Reduction in Par or Stated Value of Capital Stock (Account 209) - State amount and briefly explain the capital changes that gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain or Resale or Cancellation of Reacquired Capital Stock (Account 210) - Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-In Capital (Account 211) - Classify amounts included in this account according to captions that, together with brief explanations, disclose the general nature of the transactions that gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1		
2		
3	CLASS/SERIES BEG. BALANCE (DR/CR) DESCRIPTION	
4		
5	Account 210	
6		
7	Preferred 2,321,073 -330,631	1,990,452
8	Adjustable	
9	Rate	
10		
11	Common Stock 318 0	318
12	$2.25 Par	
13		
14	Subtotal	1,990,770
15		
16	Account 211	
17		
18	Subsidiary transfer	
19	to Conectiv -316,281,368 0	(316,281,368)
20	Subtotal	(316,281,368)
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	**Total**	**(314,290,598)**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

DISCOUNT ON CAPITAL STOCK (ACCOUNT 213)

1. Report the balance at end of year of discount on capital stock for each class and series of capital stock. Use as many rows as necessary to report all data.
2. If any change occurred during the year in the balance with respect to any class or series of stock, attach a statement giving details of the change. State the reason for any charge-off during the year and specify the account charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	NONE	
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
	TOTAL	

CAPITAL STOCK EXPENSE (ACCOUNT 214)

1. Report the balance at end of year of capital stock expenses for each class and series of capital stock. Use as many rows as necessary to report all data. Number the rows in sequence starting from the last row number used for Discount on Capital Stock above.
2. If any change occurred during the year in the balance with respect to any class or series of stock, attach a statement giving details of the change. State the reason for any charge-off of capital stock expense and specify the account charged.

Line No.	Class and Series of Stock (a)			Balance at End of Year (b)
16	CLASS/SERIES	BEG. BALANCE	CHANGE	
17	Common Stock	9,924,450	0	9,924,450
18				
19	Preferred Stock			
20	4.28% Series	12,681	0	12,681
21	4.56% Series	12,039	0	12,039
22	4.20% Series	11,607	0	11,607
23	5.00% Series	24,160	0	24,160
24	7.75% Series	81,160	0	81,160
25	6.75% Series	42,559	0	42,559
26	Adjustable Rate	330,621	-330,621	
27	Auction Rate	793,077	-793,077	
28				
	TOTAL			10,108,656

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) X An Original (2) _ A Resubmission	05/14/2002	Dec 31, 2001

Securities Issued or Assumed and Securities Refunded or Retired During the Year

1. Furnish a supplemental statement briefly describing security financing and refinancing transactions during the year and the accounting for the securities, discounts, premiums, expenses, and related gains or losses. Identify as to Commission authorization numbers and dates.
2. Provide details showing the full accounting for the total principal amount, par value, or stated value of each class and series of security issued, assumed, retired, or refunded and the accounting for premiums, discounts, expenses, and gains or losses relating to the securities. Set forth the facts of the accounting clearly with regard to redemption premiums, unamortized discounts, expenses, and gain or losses relating to securities retired or refunded, including the accounting for such amounts carried in the respondent's accounts at the date of the refunding or refinancing transactions with respect to securities previously refunded or retired.
3. Include in the identification of each class and series of security, as appropriate, the interest or dividend rate, nominal date of issuance, maturity date, aggregate principal amount, par value or stated value, and number of shares. Give also the issuance of redemption price and name of the principal underwriting firm through which the security transactions were consummated.
4. Where the accounting for amounts relating to securities refunded or retired is other than that specified in General Instruction 17 of the Uniform System of Accounts, cite the Commission authorization for the different accounting and state the accounting method.
5. For securities assumed, give the name of the company for which the liability on the securities was assumed as well as details of the transactions whereby the respondent undertook to pay obligations of another company. If any unamortized discount, premiums, expenses, and gains or losses were taken over onto the respondent's books, furnish details of these amounts with amounts relating to refunded securities clearly earmarked.

Information not presented due to exclusion of the same info from FERC Form 1.

THIS PAGE LEFT INTENTIONALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Long-Term Debt (Accounts 221, 222, 223, and 224)

1. Report by Balance Sheet Account the details concerning long-term debt included in Account 221, Bonds, 222, Reacquired Bonds, 223, Advances from 224, Other Long-Term Debt.
2. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
3. For Advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. of associated companies from which advances were received.
4. For receivers' certificates, show in column (a) the name of the court and date of court order under which such certificates were issued.

Line No.	Class and Series of Obligation and Name of Stock Exchange (a)	Nominal Date of Issue (b)	Date of Maturity (c)	Outstanding (Total amount outstanding without reduction for amts held by respondent) (d)
1	1st Mortgage and Collateral Trust Bonds			
2	Variable Rate Demand Exempt Facilities Bond - 1987	10/01/1987	10/01/2017	8,000,000
3	Variable Rate Demand Exempt Facilities Bond - 1988	10/01/1988	10/01/2017	18,000,000
4	7.30% Gas Facilities Revenue Bonds (Series 1991 A)	07/01/1991	/ /	
5	7.15% Pollution Control Refund Rev. Bonds (Series 1991 B)	07/01/1991	/ /	
6	7.15% Pollution Control Refund Rev. Bonds (Series 1991 C)	07/01/1991	/ /	
7	7.15% Electric Facilities Refund Rev. Bonds (Series 1991 D)	08/02/1991	/ /	1,000,000
8	8 1/2% Series	02/04/1992	02/01/2022	27,500,000
9	6.85% Exempt Facilities Revenue Bonds (Series 1992A)	05/06/1992	05/01/2022	15,000,000
10	6.75% Exempt Facilities Revenue Bonds (Series 1992B)	05/06/1992	05/01/2019	31,000,000
11	6.95% Series	10/06/1992	10/01/2002	30,000,000
12	8.15% Series	10/06/1992	10/01/2015	32,000,000
13	6.05% Exempt Gas Facilities Revenue Bonds (1993)	06/01/1993	06/01/2032	15,000,000
14	5.90% Pollution Control Bonds	06/01/1993	06/01/2021	18,200,000
15	6.40% Series	07/01/1993	07/01/2003	85,000,000
16	5.5% Pollution Control Refund Revenue Bonds (Series 2000C)	07/01/2000	07/01/2025	15,000,000
17	5.65% Pollution Control Refund Revenue Bonds (Series 2000D)	07/01/2000	07/01/2028	16,240,000
18	Variable Rate Demand Exempt Facilities Bonds - 1993	10/14/1993	10/01/2028	15,500,000
19	Variable Rate Demand Exempt Facilities Bonds - 1994	10/10/1994	10/01/2029	30,000,000
20	Variable Rate Demand Exempt Facilities Bonds - 1999	07/01/1999	07/01/2024	33,330,000
21	Variable Rate Demand Exempt Facilities Bonds - 2000A	07/01/2000	07/01/2030	11,150,000
22	Variable Rate Demand Exempt Facilities Bonds - 2000B	07/01/2000	07/01/2030	27,750,000
23	Variable Rate Demand Exempt Facilities Bonds - 2001A	05/11/2001	05/01/2031	20,000,000
24	Variable Rate Demand Exempt Facilities Bonds - 2001B	05/11/2001	05/01/2031	4,500,000
25	7.71% Series - 1995	06/08/1995	06/01/2025	100,000,000
26	6.95% Series - 1995	06/08/1995	06/01/2008	19,814,400
27				
28				
29				
30	Subtotal- Acct 221			573,984,400
31	Pollution Control Notes (Acct. 224)			
32	4.90% Pollution Control Refunding Rev. Bonds - 2001C	05/11/2001	05/01/2026	34,500,000
33				
34	Medium Term Notes	/ /	/ /	142,000,000
35				
36	Subtotal - Acct 224			176,500,000
37	Advances from Associated Companies (Acct 223)			
38		10/30/1996	09/01/2036	72,165,000
39	Subtotal - Acct 223			72,165,000
40	**TOTAL**			1,396,633,800

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Long-Term Debt (Accounts 221, 222, 223, and 224)

5. In a supplemental statement, give explanatory details for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, s: principal advanced during year (b) interest added to principal amount, and (c) principal repaid during year. Give Commission authorization numbers and date
6. If the respondent has pledged any of its long-term debt securities, give particulars (details) in a footnote, including name of the pledgee and purpose of the pledge.
7. If the respondent has any long-term securities that have been nominally issued and are nominally outstanding at end of year, describe such securities in
8. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (f). difference between the total of column (f) and the total Account 427, Interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companie
9. Give details concerning any long-term debt authorized by a regulatory commission but not yet issued.

Line No.	Interest for Year Rate (in %) (e)	Interest for Year Amount (f)	Held by Respondent Reacquired Bonds (Acct 222) (g)	Held by Respondent Sinking and Other Funds (h)	Redemption Price per $100 at End of Year (i)
1					
2	0.000	217,520			100.00
3	0.000	489,420			100.00
4	7.300	730,000			
5	7.150	1,233,375			
6	7.150	160,875			
7	7.150	71,500			102.00
8	8.500	3,453,125			104.00
9	6.850	1,027,500			102.00
10	6.750	2,092,500			102.00
11	6.950	2,085,000			
12	8.150	4,305,917			104.05
13	6.050	907,500			
14	5.900	1,073,800			
15	6.400	5,626,667			
16	5.500	412,500			
17	5.650	458,780			100.00
18	0.000	424,545			100.00
19	0.000	815,700			100.00
20	0.000	940,047			100.00
21	0.000	342,528			100.00
22	0.000	868,853			100.00
23	0.000	305,200			100.00
24	0.000	66,990			100.00
25	7.710	7,710,000			
26	6.950	1,447,256			
27					
28					
29					
30		37,267,098			
31					
32	4.900	986,125			
33					
34	0.000	21,175,884			
35					
36		22,162,009			
37					
38	8.125	5,863,406			
39		5,863,406			
40		102,559,611			

Name of Respondent Delmarva Power & Light Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) 05/14/2002	Year of Report Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 256 Line No.: 2 Column: e

Variable

Schedule Page: 256 Line No.: 3 Column: e

Variable

Schedule Page: 256 Line No.: 4 Column: c

1991-2021

Schedule Page: 256 Line No.: 5 Column: c

1991-2018

Schedule Page: 256 Line No.: 7 Column: c

1991-2011

Schedule Page: 256 Line No.: 18 Column: e

Variable

Schedule Page: 256 Line No.: 19 Column: e

Variable

Schedule Page: 256 Line No.: 20 Column: e

Variable

Schedule Page: 256 Line No.: 21 Column: e

Variable

Schedule Page: 256 Line No.: 22 Column: e

Variable

Schedule Page: 256 Line No.: 23 Column: e

Variable

Schedule Page: 256 Line No.: 24 Column: e

Variable

Schedule Page: 256 Line No.: 34 Column: b

Various

Schedule Page: 256 Line No.: 34 Column: c

Various

Schedule Page: 256 Line No.: 34 Column: e

Various

Schedule Page: 256 Line No.: 39 Column: a

The issuance was approved by the Delaware Public Service Commission in Docket No. 96-178, Order No. 4295, and by the Virginia State Corporation Commission in Case No. PUF960009.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Unamortized Debt Expense, Premium and Discount on Long-Term Debt (Accounts 181, 225, 226)

1. Report under separate subheadings for Unamortized Debt Expense, Unamortized Premium on Long-Term Debt and Unamortized Discount on Long-Term Debt, details of expense, premium or discount applicable to each class and series of long-term debt.
2. Show premium amounts by enclosing the figures in parentheses.
3. In column (b) show the principal amount of bonds or other long-term debt originally issued.
4. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.

Line No.	Designation of Long-Term Debt (a)	Principal Amount of Debt Issued (b)	Total Expense Premium or Discount (c)	Amortization Period Date From (d)	Amortization Period Date To (e)
1	Information not presented due to exclusion of the				
2	same information from FERC Form 1.				
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Unamortized Debt Expense, Premium and Discount on Long-Term Debt (Accounts 181, 225, 226)

5. Furnish in a footnote details regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

6. *Identify separately undisposed amounts applicable to issues which were redeemed in prior years.*

7. Explain any debits and credits other than amortization debited to Account 428, Amortization of Debt Discount and Expense, or credited to Account 429, Amortization of Premium on Debt-Credit.

Line No.	Balance at Beginning of Year (f)	Debits During Year (g)	Credits During Year (h)	Balance at End of Year (i)
1				
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 05/14/2002	Year of Report Dec. 31, 2001

Unamortized Loss and Gain on Reacquired Debt (Accounts 189, 257)

1. Report under separate subheadings for Unamortized Loss and Unamortized Gain on Reacquired Debt, details of gain and loss, including maturity date, on reacquisition applicable to each class and series of long-term debt. If gain or loss resulted from a refunding transaction, include also the maturity date of the new issue.
2. In column (c) show the principal amount of bonds or other long-term debt reacquired.
3. In column (d) show the net gain or net loss realized on each debt reacquisition as computed in accordance with General Instruction 17 of the Uniform Systems of Accounts.
4. Show loss amounts by enclosing the figures in parentheses.
5. Explain in a footnote any debits and credits other than amortization debited to Account 428.1, Amortization of Loss on Reacquired Debt, or credited to Account 429.1, Amortization of Gain on Reacquired Debt-Credit.

Line No.	Designation of Long-Term Debt (a)	Date Reacquired (b)	Principal of Debt Reacquired (c)	Net Gain or Loss (d)	Balance at Beginning of Year (e)	Balance at End of Year (f)
1	Information not presented due to exclusion of the					
2	same info from FERC Form 1.					
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Reconciliation of Reported Net Income with Taxable Income for Feder Income Taxes

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal Income Tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.

2. If the utility is a member of a group that files consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be filed, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group members, tax assigned to each group member, and basis of allocation, assignments, or sharing of the consolidated tax among the group members.

Line No.	Details (a)	Amount (b)
1	Net Income for the Year (Page 116)	198,401,225
2	Reconciling Items for the Year	
3		
4	Taxable Income Not Reported on Books	
5	See Page 261A	235,766
6	COPCO Amortization	2,217,911
7		
8	TOTAL	2,453,677
9	Deductions Recorded on Books Not Deducted for Return	
10	See Page 261A	418,629,242
11	Federal Income Taxes	109,954,376
12		
13	TOTAL	528,583,618
14	Income Recorded on Books Not Included in Return	
15	See Page 261B	740,557
16		
17		
18	TOTAL	740,557
19	Deductions on Return Not Charged Against Book Income	
20	See Page 261B	279,254,089
21		
22		
23		
24		
25		
26	TOTAL	279,254,089
27	Federal Tax Net Income	449,443,874
28	Show Computation of Tax:	
29		
30	Federal Tax Rate	35
31	Federal Income Tax Accrued for Year Ended 12/31/2001	157,305,356
32		
33		
34		
35		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) X An Original (2) __ A Resubmission	05/14/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 261 Line No.: 5 Column: b

TAXABLE INCOME NOT RECORDED ON BOOKS:

MERRILL CREEK RENT	235,766
	235,766
	======

Schedule Page: 261 Line No.: 15 Column: b

INCOME RECORDED ON BOOKS NOT INCLUDED ON RETURN:

AFUDC EQUITY	740,557
	740,557
	======

Schedule Page: 261 Line No.: 10 Column: b

DEDUCTIONS RECORDED ON BOOKS NOT DEDUCTED ON RETURN:

SPOUSAL TRAVEL	231
MEALS AND ENTERTAINMENT	22,355
CLUB DUES	39,854
DEMAND SIDE MANAGEMENT EXPENSES	69,675
COPCO CARRYING CHARGE	78,699
MISCELLANEOUS ADJUSTMENT	96,247
SERP	281,229
CLAIMS RESERVE	408,751
DEFERRED COMPENSATION	539,763
SAVINGS AND THRIFT GUARANTEE	742,889
MD DSM DEFERRED INTEREST	949,735
RESERVE FOR UNCOLLECTIBLE ACCOUNTS	985,031
MARK TO MARKET SECTION 475 ADJUSTMENT	1,158,628
DEFERRED FUEL	3,696,763
STRANDED COST RECOVERY	4,545,917
CIAC	4,605,936
OPEB EXPENSES	5,451,869
STRANDED COST RECOVERY	10,231,869
TAX GAIN ON SALE OF FOSSILS	384,724,202
	418,629,242
	==========

Schedule Page: 261 Line No.: 20 Column: b

DEDUCTIONS ON RETURN NOT CHARGED AGAINST BOOK INCOME:

REG DEPRECIATION ADDBACK	(44,679,826)
AFUDC DEBT/EQUITY DEPRECIATION	(43,315,121)
SALEM REPAIR (NET) 283	(11,818,991)
NUCLEAR FUEL ADDBACK	(10,108,933)
CAP O/H OPEB ADDBACK	(3,968,683)
REPAIR ALLOWANCE ADDBACK	(3,157,740)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) X An Original (2) _ A Resubmission	05/14/2002	Dec 31, 2001

FOOTNOTE DATA

CAP INT ADDBACK 190	(2,559,481)
LEASED VEHICLE AMORT ADDBACK	(2,513,949)
MIPRS 283	(2,169,561)
SOFTWARE AMORTIZATION ADDBACK	(2,034,649)
COPCO ACQUISITION	(1,209,083)
COPCO DEFERRED FUEL & DEFERRED REVENUE 283	(718,038)
PEACH BOTTOM HARDWARE 283	(414,409)
COPCO EXPANSION COST	(42,253)
CNG FACILITIES ADDBACK	(41,208)
ECS AMORTIZATION ADDBACK	143,510
CIAC DEDUCT 190	176,432
CBD DEPRECIATION DEDUCT 283	302,901
POLLUTION CONTROL	596,105
REPAIR ALLOWANCE DEDUCT	1,267,056
AFUDC DEBT ADDBACK	1,609,439
COPCO DEFERRED FUEL & DEFERRED REVENUE 283	1,688,518
COPCO ACQUISITION	3,223,922
POLLUTION CONTROL AMORTIZATION ADDBACK	4,030,029
REMOVAL COST	4,146,161
SOFTWARE AMORTIZATION DEDUCT	6,229,284
NUCLEAR FUEL DEDUCT	6,558,441
CAP INT DEDUCT 190	13,434,016
REG PROP DEPRECIATION DEDUCT	81,446,499
PURCHASED CAPACITY	50,340
DEPRECIATION	74,092
HEALTH CLAIMS RESERVE	99,638
ENVIRONMENTAL EXPENSE	728,787
DEFERRED COMPENSATION - DIRECTORS	887,815
DEFERRED FUEL INTEREST EXPENSE	1,317,543
MERRILL CREEK EXCESS CAPACITY	3,198,471
BELOW MARKET SALES CONTRACTS	3,822,981
STATE DEFERRED TAX	9,759,953
REACQUIRED DEBT	11,631,795
ABOVE MARKET ENERGY SUPPLY CONTRACTS	11,740,084
PENSION CREDIT	18,618,182
BOOK GAIN ON SALE OF FOSSILS	221,224,020
	279,254,089
	=========

THIS PAGE LEFT INTENTIONALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Taxes Accrued, Prepaid and Charged During Year, Distribution of Taxes Charged (Show utility dept where applicable and acct charged)

1. Give details of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual or estimated amounts of such taxes are known, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes). Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b) amounts credited to the portion of prepaid taxes charged to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See Instruction 5) (a)	Balance at Beg. of Year Taxes Accrued (b)	Balance at Beg. of Year Prepaid Taxes (c)
1	Federal Income Taxes	6,318,797	
2	Other Income Taxes	52,517	
3	Delaware Income Taxes		4,044,609
4	Other Delaware Taxes	49,412,445	(62,819,606)
5	Maryland Income Taxes		1,206,400
6	Other Maryland Taxes	24,894,095	
7	Payroll Taxes Payable		155,484
8	Virginia Income Taxes		
9	Other Virginia Taxes	1,386,462	
10	Pennsylvania Income Taxes		831,449
11	Other Pennsylvania Taxes	4,750,784	
12	New Jersey Income Taxes		745,871
13	Other New Jersey Taxes	734,293	
14	Other Ohio Taxes	505	
15	West Virginia Income Taxes		1,538
16	Other West Virginia Taxes	503	
17	New York Income Taxes	9,072	
18	Other New York Taxes	276,508	
19	Local Delaware Taxes	(62,819,606)	55,137,092
20	Local Maryland Taxes		17,092,548
21	Local New Jersey Taxes		1,001,845
22	Local Pennsylvania Taxes		2,408,481
23	Local Virginia Taxes		1,298,329
24	Other D.C. Taxes		949
25	Taxes Paid and Charged Direct to Final Accts		
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
	TOTAL	25,016,375	21,104,989

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Taxes Accrued, Prepaid and Charged During Year, Distribution of Taxes Charged (Show utility dept where applicable and acct charged) (continued)

5. *If any tax (exclude Federal and State income taxes) covers more than one year, show the required information separately for each tax year, identifying the year in column (a).*
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a footnote. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Show in columns (i) thru (p) how the taxes accounts were distributed. Show both the utility department and number of account charged. For taxes charged to utility plant, show the number of the appropriate balance sheet plant account or subaccount.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.
10. Items under $250,000 may be grouped.

Line No.	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)	Balance at End of Year Taxes Accrued (Account 236) (g)	Balance at End of Year Prepaid Taxes (Included in Acct 165) (h)
1	151,578,769	88,214,957		69,682,609	
2				52,517	
3	28,574,792	21,238,992		3,291,191	
4	16,235,551	16,342,968		112,124,634	(105,979,480)
5	6,505,428	121,947		5,177,081	
6	14,206,006	12,443,005		26,657,096	
7		(1,941)			153,543
8	841,546	75,000		766,546	
9	418,000	285,952		1,518,510	
10	2,749,202	1,320,000		597,753	
11	475,358	1,360,800		3,865,342	
12	1,059,789			313,918	
13				734,293	
14	3,000			3,505	
15					1,538
16	2,000	5,857			3,354
17				9,072	
18	140,000			416,500	
19	1,063,500	921,138		(105,979,480)	117,814,336
20	1,362,864	953,796			16,683,480
21		497,402			1,499,247
22					2,408,481
23					1,298,329
24		3,468			4,417
25	6,944,908	6,944,908			
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
TOTAL	232,160,713	150,728,249		119,231,087	33,887,245

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Taxes Accrued, Prepaid and Charged During Year, Distribution of Taxes Charged (Show utility dept where applicable and acct charged)

1. Give details of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual or estimated amounts of such taxes are known, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes). Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b) amounts credited to the portion of prepaid taxes charged to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

DISTRIBUTION OF TAXES CHARGED (Show utility department where applicable and account charged.)

Line No.	Electric (Account 408.1, 409.1) (i)	Gas (Account 408.1, 409.1) (j)	Other Utility Dept. (Account 408.1, 409.1) (k)	Other Income and Deductions (Account 408.2, 409.2) (l)
1	140,553,927	1,283,062		
2				
3	25,648,488	465,000		
4	6,974,554	4,545,704		
5	6,505,428			
6	14,206,006			
7				
8	841,546			
9	418,000			
10	2,749,202			
11	475,358			
12	1,059,789			
13				
14		3,000		
15				
16		2,000		
17				
18		140,000		
19	1,063,500			
20	1,362,864			
21				
22				
23				
24				
25	6,944,908			
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
TOTAL	208,803,570	6,438,766		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Taxes Accrued, Prepaid and Charged During Year, Distribution of Taxes Charged (Show utility dept where applicable and acct charged) (continued)

5. If any tax (exclude Federal and State income taxes) covers more than one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a footnote. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Show in columns (i) thru (p) how the taxes accounts were distributed. Show both the utility department and number of account charged. For taxes charged to utility plant, show the number of the appropriate balance sheet plant account or subaccount.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.
10. Items under $250,000 may be grouped.

DISTRIBUTION OF TAXES CHARGED (Show utility department where applicable and account charged.)

Line No.	Extraordinary Items (Account 409.3) (m)	Other Utility Opn. Income (Account 408.1, 409.1) (n)	Adjustment to Ret. Earnings (Account 439) (o)	Other (p)
1				9,741,780
2				
3				2,461,304
4				4,715,293
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
TOTAL				16,918,377

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Miscellaneous Current and Accrued Liabilities (Account 242)

1. Describe and report the amount of other current and accrued liabilities at the end of year.
2. Minor items (less than $250,000) may be grouped under appropriate title.

Line No.	Item (a)	Balance at End of Year (b)
1	Information not presented due to exclusion of the same info from FERC Form 1.	
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45	**Total**	**0**

THIS PAGE LEFT INTENTIONALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Accumulated Deferred Income Taxes-Other Property (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to property not subject to accelerated amortization.
2. For Other, include deferrals relating to other income and deductions.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Amounts Debited to Account 410.1 (c)	Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	227,816,920	46,635,819	1,762,698
3	Gas	(25,424,481)	127,499	3,306,979
4	Other (Define) NonOperations	5,348,799		
4.01				
4.02				
4.03				
4.04				
4.05				
5	Total (Enter Total of lines 2 thru 4)	207,741,238	46,763,318	5,069,677
6	Other (Specify) Adoption of SFAS 109	98,358,269	6,528,301	7,234,920
6.01				
6.02				
6.03				
6.04				
6.05				
7	TOTAL Account 282 (Enter Total of lines 5 thr	306,099,507	53,291,619	12,304,597
8	Classification of TOTAL			
9	Federal Income Tax	243,219,983	44,306,509	11,691,147
10	State Income Tax	62,879,524	8,985,110	613,450
11	Local Income Tax			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Accumulated Deferred Income Taxes-Other Property (Account 282) (continued)

3. Add rows as necessary to report all data. When rows are added, the additional row numbers should follow in sequence, 4.01, 4.02 and 6.01, 6.02, etc. Use separate pages as required.

Line No.	Changes during Year Amounts Debited to Account 410.2 (e)	Changes during Year Amounts Credited to Account 411.2 (f)	Adjustments Debits Acct. No. (g)	Adjustments Debits Amount (h)	Adjustments Credits Account No. (i)	Adjustments Credits Amount (j)	Balance at End of Year (k)
1							
2							272,690,041
3							(28,603,961)
4	2,221,530	84,940					7,485,389
4.01							
4.02							
4.03							
4.04							
4.05							
5	2,221,530	84,940					251,571,469
6							97,651,650
6.01							
6.02							
6.03							
6.04							
6.05							
7	2,221,530	84,940					349,223,119
8							
9	1,816,896	83,300					277,568,941
10	404,634	1,640					71,654,178
11							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Accumulated Deferred Income Taxes-Other (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For Other, include deferrals relating to other income and deductions.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Amounts Debited to Account 410.1 (c)	Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3	Gas			
4	Other (Define)			
4.01				
4.02				
4.03				
4.04				
4.05				
4.06				
4.07				
4.08				
4.09				
4.10				
4.11				
4.12				
4.13				
4.14				
4.15				
4.16				
4.17				
4.18				
4.19				
4.20				
4.21				
4.22				
4.23				
4.24				
4.25				
4.26				
4.27				
4.28				
4.29				
4.30				
4.31				
4.32				
4.33				
4.34				
4.35				
4.36				
4.37				
4.38				
4.39				
4.40				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Accumulated Deferred Income Taxes-Other (Account 283) (continued)

3. Provide in a footnote explanations for pages 276 and 277. Include amounts relating to insignificant items listed under Other.

4. Add additional rows as necessary to report all data. When rows are added, the additional row numbers should follow in sequence, 4.01, 4.02, and 6.01, 6 pages as required.

Line No.	Changes during Year Amounts Debited to Account 410.2 (e)	Changes during Year Amounts Credited to Account 411.2 (f)	Adjustments Debits Acct. No. (g)	Adjustments Debits Amount (h)	Adjustments Credits Account No. (i)	Adjustments Credits Amount (j)	Balance at End of Year (k)
1							
2							
3							
4							
4.01							
4.02							
4.03							
4.04							
4.05							
4.06							
4.07							
4.08							
4.09							
4.10							
4.11							
4.12							
4.13							
4.14							
4.15							
4.16							
4.17							
4.18							
4.19							
4.20							
4.21							
4.22							
4.23							
4.24							
4.25							
4.26							
4.27							
4.28							
4.29							
4.30							
4.31							
4.32							
4.33							
4.34							
4.35							
4.36							
4.37							
4.38							
4.39							

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 05/14/2002	Year of Report Dec. 31, 2001

Accumulated Deferred Income Taxes-Other (Account 283) (continued)

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Amounts Debited to Account 410.1 (c)	Amounts Credited to Account 411.1 (d)
4.41				
4.42				
4.43				
4.44				
4.45				
5	Total (Total of lines 2 thru 4)			
6	Other (Specify) Adoption of SFAS 109	(14,886,559)		178,136
6.01	Electric Operations	136,464,111	4,738,349	43,569,446
6.02	Electric NonOperations	(253,898)		
6.03	Gas Operations	13,815,637	3,087,107	335,159
6.04	Gas NonOperations	(23,312)		
6.05				
6.06				
6.07				
6.08				
6.09				
6.10				
6.11				
6.12				
6.13				
6.14				
6.15				
7	TOTAL Account 283 (Total of lines 5 thru	135,115,979	7,825,456	44,082,741
8	Classification of TOTAL			
9	Federal Income Tax	106,114,482	6,253,064	35,331,028
10	State Income Tax	29,001,497	1,572,392	8,751,713
11	Local Income Tax			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Accumulated Deferred Income Taxes-Other (Account 283) (continued)

Line No.	Changes during Year Amounts Debited to Account 410.2 (e)	Changes during Year Amounts Credited to Account 411.2 (f)	Adjustments Debits Acct. No. (g)	Adjustments Debits Amount (h)	Adjustments Credits Account No. (i)	Adjustments Credits Amount (j)	Balance at End of Year (k)
4.40							
4.41							
4.42							
4.43							
4.44							
4.45							
5							
6							(15,064,695)
6.01							97,633,014
6.02	225,388	2,074,518					(2,103,028)
6.03							16,567,585
6.04							(23,312)
6.05							
6.06							
6.07							
6.08							
6.09							
6.10							
6.11							
6.12							
6.13							
6.14							
6.15							
7	225,388	2,074,518					97,009,564
8							
9	179,695	1,683,227					75,532,986
10	45,693	391,291					21,476,578
11							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Other Regulatory Liabilities (Account 254)

1. Report below the details called for concerning other regulatory liabilities which are created through the ratemaking actions of regulatory agencies (and not includable in other amounts).
2. For regulatory liabilities being amortized, show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $250,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	Balance at Beginning of Year (b)	DEBITS Account Credited (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	EPA Emission Allowance Auction	536,825	254.101	1,021,845	485,020	
2	Receipts by Plant					
3						
4	EPA Emission Allowance Auction	127,278	254-111	144,446	17,168	
5	Receipts, Joint-Owned Units					
6						
7	SFAS 109 Regulatory Liability					
8	Electric	37,182,976	254.900	999,888	293,414	36,476,502
9	Gas	894,386	254.910		14,864	909,250
10	Gas Derivatives FAS 133		254400	23,155,475	16,591,321	(6,564,154)
11	OPEB Liability		254202			
12			254205			
13						
14	Environmental Site Liability	8,844,566	254.201	1,589,118	7,274,733	14,530,181
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45	**Total**	**47,586,031**		**26,910,772**	**24,676,520**	**45,351,779**

THIS PAGE LEFT INTENTIONALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Gas Operating Revenues

1. Report below natural gas operating revenues for each prescribed account total. The amounts must be consistent with the detailed data on succeeding
2. Revenues in columns (b) and (c) include transition costs from upstream pipelines.
3. Other Revenues in columns (f) and (g) include reservation charges received by the pipeline plus usage charges, less revenues reflected in columns (b) columns (f) and (g) revenues for Accounts 480-495.

Line No.	Title of Account (a)	Revenues for Transition Costs and Take-or-Pay Amount for Current Year (b)	Revenues for Transition Costs and Take-or-Pay Amount for Previous Year (c)	Revenues for GRI and ACA Amount for Current Year (d)	Revenues for GRI and ACA Amount for Previous Year (e)
1	480-484 Sales				
2	485 Intracompany Transfers				
3	487 Forfeited Discounts				
4	488 Miscellaneous Service Revenues				
5	489.1 Revenues from Transportation of Gas of Others Through Gathering Facilities				
6	489.2 Revenues from Transportation of Gas of Others Through Transmission Facilities				
7	489.3 Revenues from Transportation of Gas of Others Through Distribution Facilities				
8	489.4 Revenues from Storing Gas of Others				
9	490 Sales of Prod. Ext. from Natural Gas				
10	491 Revenues from Natural Gas Proc. by Others				
11	492 Incidental Gasoline and Oil Sales				
12	493 Rent from Gas Property				
13	494 Interdepartmental Rents				
14	495 Other Gas Revenues				
15	Subtotal:				
16	496 (Less) Provision for Rate Refunds				
17	TOTAL:				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Gas Operating Revenues

4. If increases or decreases from previous year are not derived from previously reported figures, explain any inconsistencies in a footnote.
5. On Page 108, include information on major changes during the year, new service, and important rate increases or decreases.
6. Report the revenue from transportation services that are bundled with storage services as transportation service revenue.

Line No.	Other Revenues Amount for Current Year (f)	Other Revenues Amount for Previous Year (g)	Total Operating Revenues Amount for Current Year (h)	Total Operating Revenues Amount for Previous Year (i)	Dekatherm of Natural Gas Amount for Current Year (j)	Dekatherm of Natural Gas Amount for Previous Year (k)
1			146,974,444	102,159,053	14,975,152	26,706,567
2						
3			1,234,101	(1,437)		
4			269,039	276,972		
5						
6						
7			5,252,448	9,160,275		
8						
9						
10						
11						
12			59,595			
13						
14			76,572,036	101,602,674		
15			230,361,663	213,197,537		
16						
17			230,361,663	213,197,537		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Revenues from Transporation of Gas of Others Through Gathering Facilities (Account 489.1)

1. Report revenues and Dth of gas delivered through gathering facilities by zone of receipt (i.e. state in which gas enters respondent's system).
2. Revenues for penalties including penalties for unauthorized overruns must be reported on page 308.

Line No.	Rate Schedule and Zone of Receipt (a)	Revenues for Transition Costs and Take-or-Pay Amount for Current Year (b)	Revenues for Transaction Costs and Take-or-Pay Amount for Previous Year (c)	Revenues for GRI and ACA Amount for Current Year (d)	Revenues for GRI and ACA Amount for Current Year (d)
1	Page 302 & 303 N/A				
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Revenues from Transporation of Gas of Others Through Gathering Facilities (Account 489.1)

3. Other Revenues in columns (f) and (g) include reservation charges received by the pipeline plus usage charges, less revenues reflected in columns (b)

4. Delivered Dth of gas must not be adjusted for discounting.

Line No.	Other Revenues Amount for Current Year (f)	Other Revenues Amount for Previous Year (g)	Total Operating Revenues Amount for Current Year (h)	Total Operating Revenues Amount for Previous Year (i)	Dekatherm of Natural Gas Amount for Current Year (j)	Dekatherm of Natural Gas Amount for Previous Year (k)
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
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21						
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Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Revenues from Storing Gas of Others (Account 489.4)

1. Report revenues and Dth of gas withdrawn from storage by Rate Schedule and in total.
2. Revenues for penalties including penalties for unauthorized overruns must be reported on page 308.
3. Other revenues in columns (f) and (g) include reservation charges, deliverability charges, injection and withdrawal charges, less revenues reflected in columns (b) through (e).

Line No.	Rate Schedule (a)	Revenues for Transition Costs and Take-or-Pay Amount for Current Year (b)	Revenues for Transaction Costs and Take-or-Pay Amount for Previous Year (c)	Revenues for GRI and ACA Amount for Current Year (d)	Revenues for GRI and ACA Amount for Previous Year (e)
1	Page 306 and 307 n/a				
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Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 05/14/2002	Year of Report Dec. 31, 2001

Revenues from Storing Gas of Others (Account 489.4)

4. Dth of gas withdrawn from storage must not be adjusted for discounting.
5. Where transportation services are bundled with storage services, report only Dth withdrawn from storage.

Line No.	Other Revenues Amount for Current Year (f)	Other Revenues Amount for Previous Year (g)	Total Operating Revenues Amount for Current Year (h)	Total Operating Revenues Amount for Previous Year (i)	Dekatherm of Natural Gas Amount for Current Year (j)	Dekatherm of Natural Gas Amount for Previous Year (k)
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 05/14/2002	Year of Report Dec. 31, 2001

Other Gas Revenues (Account 495)

1. For transactions with annual revenues of $250,000 or more, describe, for each transaction, commissions on sales of distributions of gas of others, compensation for minor or incidental services provided for others, penalties, profit or loss on sales of material and supplies, sales of steam, water, or electricity, miscellaneous royalties, revenues from dehydration, other processing of gas of others, and gains on settlements of imbalance receivables. Separately report revenues from cash-out penalties.

Line No.	Description of Transaction (a)	Revenues (in dollars) (b)
1	Sales to End Users	75,697,885
2	Upstream Capacity Release Revenues	685,509
3	Transition Charges	11,799
4	Cash Outs	308,649
5	Other Revenue	(131,806)
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25	**Total**	**76,572,036**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Exchange and Imbalance Transactions

1. Report below details by zone and rate schedule concerning the gas quantities and related dollar amount of imbalances associated with system balancing and no-notice service. Also, report certificated natural gas exchange transactions during the year. Provide subtotals for imbalance and no-notice quantities for exchanges. If respondent does not have separate zones, provide totals by rate schedule. Minor exchange transactions (less than 100,000 Dth) may be grouped.

Line No.	Zone/Rate Schedule (a)	Gas Received from Others Amount (b)	Gas Received from Others Dth (c)	Gas Delivered to Others Amount (d)	Gas Delivered to Others Dth (e)
1	Not Applicable				
2					
3					
4					
5					
6					
7					
8					
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10					
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21					
22					
23					
24					
25	**Total**	**0**	**0**	**0**	**0**

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Gas Used in Utility Operations

1. Report below details of credits during the year to Accounts 810, 811, and 812.
2. If any natural gas was used by the respondent for which a charge was not made to the appropriate operating expense or other account, list separately in column (c) the Dth of gas used, omitting entries in column (d).

Line No.	Purpose for Which Gas Was Used (a)	Account Charged (b)	Natural Gas Gas Used Dth (c)	Natural Gas Amount of Credit (in dollars) (d)	Natural Gas Amount of Credit (in dollars) (d)	Natural Gas Amount of Credit (in dollars) (d)
1	810 Gas Used for Compressor Station Fuel - Credit	None				
2	811 Gas Used for Products Extraction - Credit					
3	Gas Shrinkage and Other Usage in Respondent's Own Processing					
4	Gas Shrinkage, etc. for Respondent's Gas Processed by Others					
5	812 Gas Used for Other Utility Operations - Credit (Report separately for each principal use. Group minor uses.)					
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25	**Total**					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Transmission and Compression of Gas by Others (Account 858)

1. Report below details concerning gas transported or compressed for respondent by others equalling more than 1,000,000 Dth and amounts of payments for such services during the year. Minor items (less than 1,000,000) Dth may be grouped. Also, include in column (c) amounts paid as transition costs to an upstream pipeline.
2. In column (a) give name of companies, points of delivery and receipt of gas. Designate points of delivery and receipt so that they can be identified readily on a map of respondent's pipeline system.
3. Designate associated companies with an asterisk in column (b).

Line No.	Name of Company and Description of Service Performed (a)	* (b)	Amount of Payment (in dollars) (c)	Dth of Gas Delivered (d)
1	None			
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25	**Total**			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Other Gas Supply Expenses (Account 813)

1. Report other gas supply expenses by descriptive titles that clearly indicate the nature of such expenses. Show maintenance expenses, revaluation of monthly encroachments recorded in Account 117.4, and losses on settlements of imbalances and gas losses not associated with storage separately. Indicate the functional classification and purpose of property to which any expenses relate. List separately items of $250,000 or more.

Line No.	Description (a)	Amount (in dollars) (b)
1	Gas Procurement - Salaries	841,414
2	Gas Procurement - Legal	77,363
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25	**Total**	918,777

THIS PAGE LEFT INTENTIONALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Depreciation, Depletion and Amortization of Gas Plant (Accts 403, 404.1, 404.2, 404.3, 405) (Except Amortization of Acquisition Adjustments)

1. Report in Section A the amounts of depreciation expense, depletion and amortization for the accounts indicated and classified according to the plant functional groups shown.
2. Report in Section B, column (b) all depreciable or amortizable plant balances to which rates are applied and show a composite total. (If more desirable, report by plant account, subaccount or functional classifications other than those pre-printed in column (a). Indicate in a footnote the manner in which column (b) balances are

Section A. Summary of Depreciation, Depletion, and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization and Depletion of Producing Natural Gas Land and Land Rights (Account 404.1) (c)	Amortization of Underground Storage Land and Land Rights (Account 404.2) (d)
1	Intangible plant			
2	Production plant, manufactured gas			
3	Production and gathering plant, natural gas			
4	Products extraction plant			
5	Underground gas storage plant			
6	Other storage plant	315,646		
7	Base load LNG terminaling and processing plant			
8	Transmission plant	651,517		
9	Distribution plant	7,876,367		
10	General plant	289,018		
11	Common plant-gas	443,056		
12	TOTAL	9,575,604		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Depreciation, Depletion and Amortization of Gas Plant (Accts 403, 404.1, 404.2, 404.3, 405) (Except Amortization of Acquisition Adjustments) (continued)

obtained. If average balances are used, state the method of averaging used. For column (c) report available information for each plant functional classificati composite depreciation accounting is used, report available information called for in columns (b) and (c) on this basis. Where the unit-of-production method i depreciation charges, show in a footnote any revisions made to estimated gas reserves.

3. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state in a footnote the amou provisions and the plant items to which related.

Section A. Summary of Depreciation, Depletion, and Amortization Charges

Line No.	Amortization of Other Limited-term Gas Plant (Account 404.3) (e)	Amortization of Other Gas Plant (Account 405) (f)	Total (b to f) (g)	Functional Classification (a)
1		107,935	107,935	Intangible plant
2				Production plant, manufactured gas
3				Production and gathering plant, natural gas
4				Products extraction plant
5				Underground gas storage plant
6			315,646	Other storage plant
7				Base load LNG terminaling and processing plant
8			651,517	Transmission plant
9			7,876,367	Distribution plant
10		41,207	330,225	General plant
11		125,943	568,999	Common plant-gas
12		275,085	9,850,689	TOTAL

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Depreciation, Depletion and Amortization of Gas Plant (Accts 403, 404.1, 404.2, 404.3, 405) (Except Amortization of Acquisition Adjustments) (continued)

4. Add rows as necessary to completely report all data. Number the additional rows in sequence as 2.01, 2.02, 3.01, 3.02, etc.

Section B. Factors Used in Estimating Depreciation Charges

Line No.	Functional Classification (a)	Plant Bases (in thousands) (b)	Applied Depreciation or Amortization Rates (percent) (c)
1	Production and Gathering Plant		
2	Offshore		
2.01			
2.02			
2.03			
3	Onshore		
3.01			
3.02			
3.03			
3.04			
4	Underground Gas Storage Plant	7,897	4.00
4.01			
4.02			
4.03			
5	Transmission Plant		
6	Offshore		
6.01			
6.02			
6.03			
7	Onshore	31,976	2.10
7.01			
7.02			
7.03	Distribution Plant	237,803	3.39
7.04			
8	General Plant	6,183	5.13
8.01			
8.02	Total	283,859	3.31
8.03			
8.04			
8.05			
8.06			
8.07			
8.08			
8.09			
8.10			
8.11			
8.12			
8.13			
8.14			
8.15			
9			
10			
11			
12			
13			
14			
15			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Particulars Concerning Certain Income Deductions and Interest Charges Accounts

Report the information specified below, in the order given, for the respective income deduction and interest charges accounts.

(a) Miscellaneous Amortization (Account 425)-Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions-Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic, Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than $250,000 may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430)-For each associated company that incurred interest on debt during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

Line No.	Item (a)	Amount (b)
1	Donations (426.1)	53,139
2	Total 426.1	53,139
3		
4	Penalties (426.3)	(19,581)
5	Total 426.3	(19,581)
6		
7	Civic, Political & Related Activities (426.4)	10,707
8	Total 426.4	10,707
9		
10	Other Deductions (426.5)	120,047
11	Total 426.5	120,047
12		
13	Interest on Debt to Associated Companies (430)	5,863,406
14	Total 430	5,863,406
15		
16	Other Interest Expense (431)	
17	Customer Deposits	642,746
18	Deferred Fuel Interest	(1,322,675)
19	Deferred Recoverable Carrying Charge	(1,368,324)
20	Other	247,933
21	Total 431	(1,800,320)
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Regulatory Commission Expenses (Account 928)

1. Report below details of regulatory commission expenses incurred during the current year (or in previous years, if being amortized) relating to formal cases before a regulatory body, or cases in which such a body was a party.
2. In column (b) and (c), indicate whether the expenses were assessed by a regulatory body or were otherwise incurred by the utility.

Line No.	Description (Furnish name of regulatory commission or body, the docket number, and a description of the case.) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expenses to Date (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	DE Gas Cost Rate Dockets 00-463F & 01-348F	59,936	33,952	93,888	
2	DE Gas Pilot Program	12,202	27,701	39,903	
3	DE Gas Retail Choice Program	10,309	29,092	39,401	
4	Gas Rate of Return Reporting		1,278	1,278	
5	Miscellaneous Gas Regulatory Expenses		12,270	12,270	
6	Account Reclassifications		(22,108)	(22,108)	
7	DE Gas Regulatory Assessment	270,339		270,339	
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25	**Total**	352,786	82,185	434,971	

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 05/14/2002	Year of Report Dec. 31, 2001

Regulatory Commission Expenses (Account 928)

3. Show in column (k) any expenses incurred in prior years that are being amortized. List in column (a) the period of amortization.
4. Identify separately all annual charge adjustments (ACA).
5. List in column (f), (g), and (h) expenses incurred during year which were charges currently to income, plant, or other accounts.
6. Minor items (less than $250,000) may be grouped.

Line No.	Expenses Incurred During Year Charged Currently To Department (f)	Expenses Incurred During Year Charged Currently To Account No. (g)	Expenses Incurred During Year Charged Currently To Amount (h)	Expenses Incurred During Year Deferred to Account 182.3 (i)	Amortized During Year Contra Account (j)	Amortized During Year Amount (k)	Deferred in Account 182.3 End of Year (l)
1	93888						
2	39903						
3	39401						
4	1278						
5	12270						
6	-22107						
7	270339						
8							
9							
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Charges for Outside Professional and Other Consultative Services

1. Report the information specified below for all charges made during the year included in any account (including plant accounts) for outside consultative and other professional services. These services include rate, management, construction, engineering, research, financial, valuation, legal, accounting, purchasing, advertising, labor relations, and public relations, rendered for the respondent under written or oral arrangement, for which aggregate payments were made during the year to any corporation partnership, organization of any kind, or individual (other than for services as an employee or for payments made for medical and related services) amounting to more than $250,000, including payments for legislative services, except those which should be reported in Account 426.4 Expenditures for Certain Civic, Political and Related Activities.
   (a) Name of person or organization rendering services.
   (b) Total charges for the year.
2. Designate associated companies with an asterisk in column (b).

Line No.	Description (a)	* (b)	Amount (in dollars) (c)
1	Information not presented due to exclusion of the same info from		
2	FERC Form 1.		
3			
4			
5			
6			
7			
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Compressor Stations

1. Report below details concerning compressor stations. Use the following subheadings: field compressor stations, products extraction compressor stations, underground storage compressor stations, transmission compressor stations, distribution compressor stations, and other compressor stations.
2. For column (a), indicate the production areas where such stations are used. Group relatively small field compressor stations by production areas. Show the number of stations grouped. Identify any station held under a title other than full ownership. State in a footnote the name of owner or co-owner, the nature of respondent's title, and percent of ownership if jointly owned.

Line No.	Name of Station and Location (a)	Number of Units at Station (b)	Certificated Horsepower for Each Station (c)	Plant Cost (d)
1	None			
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				

Name of Respondent Delmarva Power & Light Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 05/14/2002	Year of Report Dec. 31, 2001

Compressor Stations

Designate any station that was not operated during the past year. State in a footnote whether the book cost of such station has been retired in the books of account, or what disposition of the station and its book cost are contemplated. Designate any compressor units in transmission compressor stations installed and put into operation during the year and show in a footnote each unit's size and the date the unit was placed in operation.

3. For column (e), include the type of fuel or power, if other than natural gas. If two types of fuel or power are used, show separate entries for natural gas and the other fuel or power.

Line No.	Expenses (except depreciation and taxes) Fuel or Power (e)	Expenses (except depreciation and taxes) Other (f)	Gas for Compressor Fuel in Dth (g)	Operation Data Total Compressor Hours of Operation During Year (h)	Operation Data Number of Compressors Operated at Time of Station Peak (i)	Date of Station Peak (j)
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Gas Storage Projects

1. Report injections and withdrawals of gas for all storage projects used by respondent.

Line No.	Item (a)	Gas Belonging to Respondent (Dth) (b)	Gas Belonging to Others (Dth) (c)	Total Amount (Dth) (d)
	STORAGE OPERATIONS (in Dth)			
1	Gas Delivered to Storage			
2	January	55,691		55,691
3	February	43,526		43,526
4	March	87,740		87,740
5	April	525,175		525,175
6	May	701,110		701,110
7	June	720,171		720,171
8	July	582,182		582,182
9	August	429,062		429,062
10	September	385,440		385,440
11	October	580,560		580,560
12	November	236,011		236,011
13	December	45,589		45,589
14	TOTAL (Total of lines 2 thru 13)	4,392,257		4,392,257
15	Gas Withdrawn from Storage			
16	January	791,469		791,469
17	February	646,673		646,673
18	March	777,688		777,688
19	April	105,393		105,393
20	May	9,104		9,104
21	June	5,267		5,267
22	July	7,267		7,267
23	August	9,492		9,492
24	September	14,342		14,342
25	October	50,669		50,669
26	November	178,385		178,385
27	December	1,015,866		1,015,866
28	TOTAL (Total of lines 16 thru 27)	3,611,615		3,611,615

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Gas Storage Projects

1. On line 4, enter the total storage capacity certificated by FERC.
2. Report total amount in Dth or other unit, as applicable on lines 2, 3, 4, 7. If quantity is converted from Mcf to Dth, provide conversion factor in a footnote.

Line No.	Item (a)	Total Amount (b)
	STORAGE OPERATIONS	
1	Top or Working Gas End of Year	
2	Cushion Gas (Including Native Gas)	
3	Total Gas in Reservoir (Total of line 1 and 2)	
4	Certificated Storage Capacity	250,000
5	Number of Injection - Withdrawal Wells	
6	Number of Observation Wells	
7	Maximum Days' Withdrawal from Storage	9,930
8	Date of Maximum Days' Withdrawal	03/05/2001
9	LNG Terminal Companies (in Dth)	
10	Number of Tanks	
11	Capacity of Tanks	250,000
12	LNG Volume	
13	Received at "Ship Rail"	
14	Transferred to Tanks	
15	Withdrawn from Tanks	
16	"Boil Off" Vaporization Loss	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Transmission Lines

1. Report below, by state, the total miles of transmission lines of each transmission system operated by respondent at end of year.
2. Report separately any lines held under a title other than full ownership. Designate such lines with an asterisk, in column (b) and in a footnote state the name of owner, or co-owner, nature of respondent's title, and percent ownership if jointly owned.
3. Report separately any line that was not operated during the past year. Enter in a footnote the details and state whether the book cost of such a line, or any portion thereof, has been retired in the books of account, or what disposition of the line and its book costs are contemplated.
4. Report the number of miles of pipe to one decimal point.

Line No.	Designation (Identification) of Line or Group of Lines (a)	* (b)	Total Miles of Pipe (c)
1	A. Ridge Rd Station to Edgemoor Rd via Governor Printz Blvd		6.70
2	B. Beech St to Marine Terminal and Cherry La		3.80
3	C. New Churchmans Rd to Ogletown Rd via Ogletown Stanton Rd		2.20
4	D. Eastern Shore Take - Welsh Tract Station to S College Av		2.00
5	E. Newport to New Churchmans Rd via Newport Pike		4.50
6	F. Ogletown Stanton Rd to Delaware City via New Churchmans Rd		15.70
7	F10. Wrangle Hill Rd from River Rd To School House Rd		0.90
8	G. Beech St to Marine Terminal and Cherry La		8.70
9	H. Hockessin Station to Center Rd via Lancaster Pe		7.50
10	J. Ridge Rd Station to Lancaster Pe via Naamans Rd		13.00
11	K. Edgemoor Rd to Beech St via Governor Printz Bv		5.60
12	M. Lancaster Pe to Newport via Centre Rd		4.20
13	N. Route 273 - Avon towards Newark and Chrysler		3.90
14	Q. Welsh Tract Rd to Denny Rd via Route 896		6.00
15	R. Ridge Rd Station to TT-1 and TT-2		0.30
16	S. Transco Take - Hockessin Station		0.10
17	U. Hockessin Station to Ogletown Rd via Curtis Mill Rd		11.60
18	U10. Avon Underpass to Ruthar Drive		0.30
19	W. Newark to Ogletown Road via S. College Avenue		5.10
20	X. Governor Printz Bv to Edgemoor Power Plant via Hay Rd		1.40
21	I. Transco Take - Ridge Rd Station to State Line		0.20
22	L. Columbia Take - Ridge Rd Station		0.10
23	T. Ridge Rd Station to Hay Rd CT's via Governor Printz Bv		6.80
24	Z. Texas Eastern Take		0.10
25	Total		110.70

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Transmission System Peak Deliveries

1. Report below the total transmission system deliveries of gas (in Dth), excluding deliveries to storage, for the period of system peak deliveries indicated below, during the 12 months embracing the heating season overlapping the year's end for which this report is submitted. The season's peak normally will be reached before the due date of this report, April 30, which permits inclusion of the peak information required on this page. Add rows as necessary to report all data. Number additional rows 6.01, 6.02, etc.

Line No.	Description	Dth of Gas Delivered to Interstate Pipelines (b)	Dth of Gas Delivered to Others (c)	Total (b) + (c) (d)
	SECTION A: SINGLE DAY PEAK DELIVERIES			
1	Date: February 4, 2001			
2	Volumes of Gas Transported			
3	No-Notice Transportation		112,850	112,850
4	Other Firm Transportation		26,186	26,186
5	Interruptible Transportation		11,414	11,414
6	Other (Describe)			
6.01				
6.02				
6.03				
6.04				
6.05				
7	TOTAL		150,450	150,450
8	Volumes of gas Withdrawn form Storage under Storage Contract			
9	No-Notice Storage		21,273	21,273
10	Other Firm Storage		8,112	8,112
11	Interruptible Storage			
12	Other (Describe)			
12.01				
12.02				
12.03				
12.04				
12.05				
13	TOTAL		29,385	29,385
14	Other Operational Activities			
15	Gas Withdrawn from Storage for System Operations			
16	Reduction in Line Pack			
17	Other (Describe)			
17.01				
17.02				
17.03				
17.04				
17.05				
18	TOTAL			
19	SECTION B: CONSECUTIVE THREE-DAY PEAK DELIVERIES			
20	Dates: February 4-6, 2001			
21	Volumes of Gas Transported			
22	No-Notice Transportation		306,440	306,440
23	Other Firm Transportation		76,184	76,184
24	Interruptible Transportation		35,562	35,562
25	Other (Describe)			
25.01				
25.02				
25.03				
25.04				
25.05				
26	TOTAL		418,186	418,186
27	Volumes of Gas Withdrawn from Storage under Storage Contract			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Transmission System Peak Deliveries (continued)

Line No.	Description	Dth of Gas Delivered to Interstate Pipelines (b)	Dth of Gas Delivered to Others (c)	Total (b) + (c) (d)
28	No-Notice Storage		60,811	60,811
29	Other Firm Storage		16,776	16,776
30	Interruptible Storage			
31	Other (Describe)			
31.01				
31.02				
31.03				
31.04				
31.05				
32	TOTAL		77,587	77,587
33	Other Operational Activities			
34	Gas Withdrawn from Storage for System Operations			
35	Reduction in Line Pack			
36	Other (Describe)			
36.01				
36.02				
36.03				
36.04				
36.05				
37	TOTAL			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Auxiliary Peaking Facilities

1. Report below auxiliary facilities of the respondent for meeting seasonal peak demands on the respondent's system, such as underground storage projects, liquefied petroleum gas installations, gas liquefaction plants, oil gas sets, etc.

2. For column (c), for underground storage projects, report the delivery capacity on February 1 of the heating season overlapping the year-end for which this report is submitted. For other facilities, report the rated maximum daily delivery capacities.

3. For column (d), include or exclude (as appropriate) the cost of any plant used jointly with another facility on the basis of predominant use, unless the auxiliary peaking facility is a separate plant as contemplated by general instruction 12 of the Uniform System of Accounts.

Line No.	Location of Facility (a)	Type of Facility (b)	Maximum Daily Delivery Capacity of Facility Dth (c)	Cost of Facility (in dollars) (d)	Was Facility Operated on Day of Highest Transmission Peak Delivery?
1	Wilmington, DE	LNG	49,898		No
2					
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THIS PAGE LEFT INTENTIONALLY BLANK

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Gas Account - Natural Gas

1. The purpose of this schedule is to account for the quantity of natural gas received and delivered by the respondent.
2. Natural gas means either natural gas unmixed or any mixture of natural and manufactured gas.
3. Enter in column (c) the Dth as reported in the schedules indicated for the items of receipts and deliveries.
4. Indicate in a footnote the quantities of bundled sales and transportation gas and specify the line on which such quantities are listed.
5. If the respondent operates two or more systems which are not interconnected, submit separate pages for this purpose. Use copies of pages 520.
6. Also indicate by footnote the quantities of gas not subject to Commission regulation which did not incur FERC regulatory costs by showing (1) the local distribution volumes another jurisdictional pipeline delivered to the local distribution company portion of the reporting pipeline (2) the quantities that the reporting pipeline transported or sold through its local distribution facilities or intrastate facilities and which the reporting pipeline received through gathering facilities or intrastate facilities, but not through any of the interstate portion of the reporting pipeline, and (3) the gathering line quantities that were not destined for interstate market or that were not transported through any interstate portion of the reporting pipeline.
7. Also indicate in a footnote (1) the system supply quantities of gas that are stored by the reporting pipeline, during the reporting year and also reported as sales, transportation and compression volumes by the reporting pipeline during the same reporting year, (2) the system supply quantities of gas that are stored by the reporting pipeline during the reporting year which the reporting pipeline intends to sell or transport in a future reporting year, and (3) contract storage quantities.
8. Also indicate the volumes of pipeline production field sales that are included in both the company's total sales figure and the company's total transportation figure. Add additional rows as necessary to report all data, numbered 14.01, 14.02, etc.

Line No.	Item (a)	Ref. Page No. (b)	Amount of Dth (c)
01	Name of System:		
2	GAS RECEIVED		
3	Gas Purchases (Accounts 800-805)		14,328,861
4	Gas of Others Received for Gathering (Account 489.1)	303	
5	Gas of Others Received for Transmission (Account 489.2)	305	
6	Gas of Others Received for Distribution (Account 489.3)	301	8,797,716
7	Gas of Others Received for Contract Storage (Account 489.4)	307	
8	Exchanged Gas Received from Others (Account 806)	328	
9	Gas Received as Imbalances (Account 806)	328	
10	Receipts of Respondent's Gas Transported by Others (Account 858)	332	
11	Other Gas Withdrawn from Storage (Explain)		76,624
12	Gas Received from Shippers as Compressor Station Fuel		
13	Gas Received from Shippers as Lost and Unaccounted for		
14	Other Receipts (Specify)		
14.01			
14.02			
14.03			
14.04			
14.05			
14.06			
14.07			
14.08			
14.09			
14.10			
15	Total Receipts (Total of lines 3 thru 14.?)		23,203,201
16	GAS DELIVERED		
17	Gas Sales (Accounts 480-484)		14,471,644
18	Deliveries of Gas Gathered for Others (Account 489.1)	303	
19	Deliveries of Gas Transported for Others (Account 489.2)	305	
20	Deliveries of Gas Distributed for Others (Account 489.3)	301	8,583,138
21	Deliveries of Contract Storage Gas (Account 489.4)	307	
22	Exchange Gas Delivered to Others (Account 806)	328	
23	Gas Delivered as Imbalances (Account 806)	328	
24	Deliveries of Gas to Others for Transportation (Account 858)	332	
25	Other Gas Delivered to Storage (Explain)		91,075

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Delmarva Power & Light Company	(1) [X] An Original (2) [ ] A Resubmission	05/14/2002	Dec. 31, 2001

Gas Account - Natural Gas (continued)

Line No.	Item (a)	Ref. Page No. (b)	Amount of Dth (c)
26	Gas Used for Compressor Station Fuel	509	
27	Other Deliveries (Specify)		
27.01			
27.02			
27.03			
27.04			
27.05			
27.06			
27.07			
27.08			
27.09			
27.10			
28	Total Deliveries (Total of lines 17 thru 27.?)		23,145,857
29	GAS UNACCOUNTED FOR		
30	Production System Losses		
31	Gathering System Losses		
32	Transmission System Losses		
33	Distribution System Losses		
34	Storage System Losses		
35	Other Losses (Specify)		57,344
36	Total Unaccounted For (Total of lines 30 thru 35)		57,344
37	Total Deliveries & Unaccounted For (Total of lines 28 and 36)		23,203,201

System Maps

1. Furnish five copies of a system map (one with each filed copy of this report) of the facilities operated by the respondent for the production, gathering, transportation, and sale of natural gas. New maps need not be furnished if no important change has occurred in the facilities operated by the respondent since the date of the maps furnished with a previous year's annual report. If, however, maps are not furnished for this reason, reference should be made in the space below to the year's annual report with which the maps were furnished.
2. Indicate the following information on the maps:
   - (a) Transmission lines.
   - (b) Incremental facilities.
   - (c) Location of gathering areas.
   - (d) Location of zones and rate areas.
   - (e) Location of storage fields.
   - (f) Location of natural gas fields.
   - (g) Location of compressor stations.
   - (h) Normal direction of gas flow (indicated by arrows).
   - (i) Size of pipe.
   - (j) Location of products extraction plants, stabilization plants, purification plants, recycling areas, etc.
   - (k) Principal communities receiving service through the respondent's pipeline.
3. In addition, show on each map: graphic scale of the map; date of the facts the map purports to show; a legend giving all symbols and abbreviations used; designations of facilities leased to or from another company, giving name of such other company.
4. Maps not larger than 24 inches square are desired. If necessary, however, submit larger maps to show essential information. Fold the maps to a size not larger then this report. Bind the maps to the report.



PENNSYLVANIA
NEW JERSEY
MARYLAND
DELAWARE
RIVER
HOCKESSIN
WILMINGTON
CLAYMONT
NEWARK
NEW CASTLE
DEL CITY
MIDDLETOWN
ODESSA
TOWNSEND
ELKTON
C & D CANAL
CPD SERVICE BOUNDARY
BOYDS COR RD
NEW CASTLE COUNTY
KENT COUNTY
CECIL CO
conectiv
Power Delivery
GAS TRANSMISSION SYSTEM
TRANSMISSION PIPELINE
NORMAL DIRECTION OF FLOW
12 SIZE (INCHES)
G ACCOUNTING LINE CODE - DESIGNATION
1 MILE
REVISED 2-15-01
FPC 27